BANCO SANTANDER CHILE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2025 and 2024

INDEPENDENT AUDITOR’S REPORT (A free translation from the original in Spanish) Santiago, February 25, 2026 To the Shareholders and Directors Banco Santander-Chile Opinion We have audited the consolidated financial statements of Banco Santander-Chile and its affiliates (the Group), which comprise the consolidated statement of financial position as at December 31, 2025, and the consolidated statement of income, other comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects the consolidated financial position of the Group as at December 31, 2025, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting standards and instructions issued by the Financial Market Commission. Basis for Opinion We conducted our audit in accordance with Generally Accepted Auditing Standards in Chile. Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group in accordance with the Code of Ethics of the Chilean Accountants’ Association, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Santiago, February 25, 2026 Banco Santander-Chile 2 Key Audit Matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Key Audit matters Audit Response Information technology (IT) Environment The financial information of the Group is highly dependent on the structure of the information technology (IT) systems. Considering that a proper control over these systems is vital to ensure the correct processing of information, we have identified this area as a key audit matter. In this context, it is critical to assess aspects such as the organization of the Group’s Technology and Operations area, controls over the maintenance and development of applications, physical and logical security, and management's response to cybersecurity risks. With the involvement of IT audit specialists, we evaluated the design of the general information technology controls. Additionally, we reviewed the information technology (IT) governance framework of the Group (Bank and affiliates), as well as key controls over access management to programs and data, software development and changes, and IT operations. We also assessed the mechanisms implemented by the Banco Santander-Chile and affiliates to ensure segregation of duties, including compensating controls where necessary. As a result of the procedures performed, no significant findings arose that affect our assessment of this matter.

Santiago, February 25, 2026 Banco Santander-Chile 3 Key Audit matters Audit Response Allowance for credit risk on loans and accounts receivable from customers As of December 31, 2025, the Group holds a significant portfolio of financial assets measured at amortized cost, mainly consisting of loans and accounts receivable from customers, including commercial, mortgage, and consumer loans. The estimation of the allowance for credit risk associated with these assets requires the application of significant judgment by Management, both in identifying impairment and in determining credit losses. The allowances for credit risk are calculated using different approaches depending on the type of portfolio (individual or group assessment), and take into account, among other factors, the probability of default, the expected loss given default, and historical payment behavior. In addition, specific methodologies required by the Chilean Financial Market Commission (CMF) are applied. Considering the magnitude of the balances involved, the complexity of the models used, and the level of judgment required, we considered this area a key audit matter. We obtained an understanding of the process carried out by the Bank for the analysis, estimation, and disclosure of qualitative and quantitative aspects associated with the determination of its credit risk models, in accordance with the criteria established by the Financial Market Commission and approved by the Board of Directors. Additionally, with the assistance of our credit risk specialists, we performed audit procedures related to compliance with the requirements of these criteria and models. We have performed procedures on the evaluation, design, and operating effectiveness of the key controls related to the main judgments made by management. Additionally, we have performed detailed testing, consisting of the following: For individual allowance models: - Review of the accounting policies and of the methodological framework developed by the Banco Santander-Chile and affiliates, to verify the application of the criteria established by the Chilean Financial Market Commission; - Review of the completeness and accuracy of the data used in estimating the allowance; - Assessment of the reasonableness of the fair value of collaterals;

Santiago, February 25, 2026 Banco Santander-Chile 4 Key Audit matters Audit Response Allowance for credit risk on loans and accounts receivable from customers (cont.) As of December 31, 2025, the Bank recognized credit risk provisions amounting to MCh$1.341.099, of which MCh$902.521 correspond to the collective assessment of debtors, MCh$438.578 to the individual assessment of debtors. See Notes 2.17, 13, and 41 to the consolidated financial statements. - Assessment of the reasonableness of client risk classifications; - Review and independent reprocessing of the credit risk allowance, including an assessment of its overall adequacy. For collective allowances, and with the support of specialists: - We assessed regulatory compliance and the adequacy of the methodological design. - Replicated all key procedures involved in the construction of internal models. - Independent recalculation of the allowance based on both internal models and the standard matrix. - Provision adequacy analysis. - Evaluation of the performance indicators of the models. Additionally, we evaluated the adequacy of the disclosures in the notes to the consolidated financial statements regarding the credit risk allowances. As a result of the procedures performed, no significant findings arose that affect our assessment of this matter.

Santiago, February 25, 2026 Banco Santander-Chile 5 Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards and instructions issued by the Financial Market Commission, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards in Chile will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with Generally Accepted Auditing Standards in Chile, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

Santiago, February 25, 2026 Banco Santander-Chile 6 • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We are solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Santiago, February 25, 2026 Banco Santander-Chile 7 From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Other matters The Chilean Accountants’ Association approved that the Generally Accepted Auditing Standards in Chile fully and unreservedly adopt the International Auditing Standards issued by the International Auditing and Assurance Standards Board for audits of financial statements prepared for the year beginning on or after January 1, 2025. The audit of the consolidated financial statements of Banco Santander-Chile and its affiliates as of December 31, 2024 was carried out in accordance with the Generally Accepted Auditing Standards in Chile in force as of that date. We issued an opinion on these consolidated financial statements without modification dated February 27, 2025. Alejandro Acevedo L. RUT: 15.781.933-K

CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF FINANCIAL POSITION 3 CONSOLIDATED STATEMENTS OF INCOME 5 CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME 7 CONSOLIDATED STATEMENTS OF CASH FLOWS 8 CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY 11 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS NOTE 01 - CORPORATE INFORMATION 12 NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 12 NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 44 NOTE 04 - ACCOUNTING CHANGES 47 NOTE 05 - SIGNIFICANT EVENTS 48 NOTE 06 - REPORTING SEGMENTS 50 NOTE 07 - CASH AND CASH EQUIVALENTS 53 NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 54 NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS 56 NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS 57 NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 58 NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES 64 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST 75 NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES 100 NOTE 15 - INTANGIBLE ASSETS 102 NOTE 16 - FIXED ASSETS 104 NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS 106 NOTE 18 - CURRENT AND DEFERRED TAXES 109 NOTE 19 - OTHER ASSETS 114 NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE 115 NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 116 NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST 118 NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS 129 NOTE 24 - PROVISIONS FOR CONTINGENCIES 135 NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 136 NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK 137 NOTE 27 - OTHER LIABILITIES 139 NOTE 28 - EQUITY 140 NOTE 29 - CONTINGENCIES AND COMMITMENTS 145 NOTE 30 - INTEREST INCOME AND EXPENSES 148 NOTE 31 - READJUSTMENT INCOME AND EXPENSE 150 NOTE 32 - COMMISSION INCOME AND EXPENSES 151 NOTE 33 - NET FINANCIAL INCOME 154 NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES 156 NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS 157 NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 158 NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES 159 NOTE 38 - ADMINISTRATIVE EXPENSE 162 NOTE 39 - DEPRECIATION AND AMORTIZATION 163 NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS 164 NOTE 41 - CREDIT LOSS EXPENSES 165 NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS 168 NOTE 43 - TRANSACTION WITH RELATED PARTIES 169 NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES 176 NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES 184 NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 186 NOTE 47 - RISK MANAGEMENT AND REPORTING 187 NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 217 NOTE 49 - SUBSEQUENT EVENTS 225

As of December 31, 2025 2024 ASSETS Note Ch$mn Ch$mn Cash and deposits in banks 7 1,975,644 2,695,560 Cash in collection process 7 1,185,633 572,552 Financial assets held for trading at fair value through profit or loss 8 11,594,405 12,639,097 Financial derivatives contracts 8 10,879,777 12,309,770 Debt financial instruments 8 714,628 329,327 Other 8 - - Non-trading financial assets mandatory measured at fair value 9 - - Financial assets designated at fair value through profit or loss 10 - - Financial assets at fair value through other comprehensive income 11 3,889,952 2,762,388 Debt financial instruments 11 3,598,366 2,687,485 Other 11 291,586 74,903 Financial derivative contracts for hedge accounting 12 261,192 843,628 Financial assets at amortized cost 13 45,544,899 45,438,590 Rights under repurchase and securities lending agreements 13 427,983 153,087 Debt financial instruments 13 5,525,242 5,176,005 Interbank loans 13 68,071 31,258 Loans and receivables from clients - Commercial 13 16,647,200 17,115,723 Loans and receivables from clients - Mortgage 13 17,258,525 17,398,598 Loans and receivables from clients - Consumer 13 5,617,878 5,563,919 Investment in companies 14 67,040 59,785 Intangible assets 15 91,475 88,669 Fixed assets 16 178,955 198,092 Assets with leasing rights 17 93,482 114,546 Current taxes 18 113 60 Deferred taxes 18 486,523 459,977 Other assets 19 2,644,044 2,535,775 Non-current assets and disposal groups for sale 20 81,599 50,214 TOTAL ASSETS 68,094,956 68,458,933 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 3

As of December 31, 2025 2024 LIABILITIES Note Ch$mn Ch$mn Cash in collection process 7 1,068,216 497,110 Financial liabilities held for trading at fair value through profit or loss 21 10,587,308 12,155,024 Financial derivatives contracts 21 10,587,308 12,155,024 Other 21 - - Financial liabilities designated at fair value through profit or loss 10 - - Financial derivative contracts for hedge accounting 12 912,716 898,394 Financial liabilities at amortized cost 22 44,682,274 44,307,585 Deposits and other demand liabilities 22 14,075,590 14,260,609 Time deposits and other term equivalents 22 16,493,783 17,098,625 Obligations under repurchase and securities lending agreements 22 2,755,243 276,588 Interbank borrowing 22 3,434,237 4,337,947 Debt financial instruments issued 22 7,699,100 8,133,275 Other financial liabilities 22 224,321 200,541 Obligations under leasing contracts 17 40,649 66,882 Financial instruments of regulatory capital issued 23 2,577,961 2,604,079 Provisions for contingencies 24 168,594 121,638 Provisions for dividends, payments of interest and reappreciation of financial instruments of issued regulatory capital 25 637,190 606,141 Special provisions for credit risk 26 247,533 343,788 Current taxes 18 83,084 48,548 Deferred taxes 18 1,785 - Other liabilities 27 2,248,006 2,412,910 Liabilities included in disposal groups for sale 20 - - TOTAL LIABILITIES 63,255,316 64,062,099 EQUITY Capital 28 891,303 891,303 Reserves 28 3,459,800 3,232,505 Other accrued comprehensive income 28 (71,181) (107,174) Items that will not be reclassified to profit or loss 1,716 1,393 Items that may be reclassified to profit or loss (72,897) (108,567) Retained earnings (expense) from prior years 23,757 24,324 Profit for the period 28 1,053,209 857,623 Minus: provisions for dividends, interest payments and reappreciation of issued financial instruments of regulatory capital 28 (637,190) (606,141) Equity holders of the Bank 4,719,698 4,292,440 Non-controlling interest 119,942 104,394 TOTAL EQUITY 4,839,640 4,396,834 TOTAL LIABILITIES AND EQUITY 68,094,956 68,458,933 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF FINANCIAL POSITION As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 4

As of December 31, 2025 2024   Note Ch$mn Ch$mn Interest income 30 3,406,154 3,620,583 Interest expense 30 (1,659,285) (2,115,842) Net interest income 30 1,746,869 1,504,741 Readjustment income 31 389,455 474,234 Readjustment expenses 31 (119,628) (160,672) Net readjustment income 31 269,827 313,562 Commission income 32 1,040,644 960,168 Commission expense 32 (444,813) (413,102) Net commission income 32 595,831 547,066 Financial result per: Assets and liabilities for trading 33 (43,556) 85,013 Non-trading financial assets mandatory measured at fair value through profit or loss 33 - - Financial assets and liabilities designated at fair value through profit or loss 33 - - Gain or loss on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income 33 2,938 (37,068) Exchange, readjustments and hedge accounting of foreign currencies 33 306,963 199,383 Reclassifying of financial assets due to changes in business model 33 - - Other financial results 33 - - Net financial result 33 266,345 247,328 Results from investments in companies 34 9,289 10,436 Results of non-current assets and disposal groups not qualifying as discontinued operations 35 (3,743) (8,311) Other operating income 36 7,016 8,048 TOTAL OPERATING INCOME   2,891,434 2,622,870 Expenses from obligations to employees 37 (412,902) (398,819) Administrative expenses 38 (387,605) (366,431) Depreciation and amortization 39 (135,159) (141,435) Impairment of non-financial assets 40 (3,747) (1,295) Other operational expenses 36 (101,703) (114,739) TOTAL OPERATIONAL COST (1,041,116) (1,022,719) OPERATING INCOME BEFORE CREDIT LOSS 1,850,318 1,600,151 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF INCOME For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 5

As of December 31, 2025 2024   Note Ch$mn Ch$mn Credit loss expenses due to: Provisions for credit risk due from banks and loans and receivables from clients 41 (855,731) (675,794) Special provisions for credit risk 41 94,269 (3,359) Recovery of impaired loans 41 192,640 153,944 Impairment of the credit risk of other financial assets at amortized cost and financial assets at fair value in other comprehensive income 41 (3,950) (622) Credit loss expenses 41 (572,772) (525,831) OPERATIONAL RESULT 1,277,546 1,074,320 Results from continuing operations before taxes 1,277,546 1,074,320 Income tax 18 (207,934) (209,811) Results from continuing operations after taxes 1,069,612 864,509 Results from discontinued operations before taxes 18 - - Discontinued operations tax - - Results from discontinued operations after taxes - - CONSOLIDATED PROFIT FOR THE PERIOD 28 1,069,612 864,509 Attributable to: Equity holders of the Bank 28 1,053,209 857,623 Non-controlling interest 28 16,403 6,886 Earnings per share attributable to equity holders of the Bank: Basic earnings 28 5.59 4.55 Diluted earnings 28 5.59 4.55 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF INCOME For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 6

    As of December 31, 31-12-2021 2025 2024   Note Ch$mn Ch$mn CONSOLIDATED PROFIT FOR THE PERIOD 1,069,612 864,509 Other comprehensive results for the period: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS New measurements of the net benefit liability (asset) and actuarial results for other employee benefit plans - - Changes in the fair value of equity instruments designated at fair value through other comprehensive income 873 66 Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability - - OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 873 66 Income tax on other comprehensive results that will not be reclassified to profit or loss 18 (236) (18) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 637 48 ITEMS THAT CAN BE RECLASSIFIED TO PROFIT OR LOSS 28 Changes in the fair value of financial assets at fair value through other comprehensive income 28 (12,756) 23,596 Translation differences by foreign entities 28 - - Hedge accounting of net investments in foreign entities 28 - - Cash flow hedge accounting 28 60,613 (162,217) Undesignated elements of hedge accounting instruments 28 - - Other 28 1,139 (1,075) OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES 28 48,996 (139,696) Income taxes on other comprehensive income that may be reclassified to profit or loss 18 (13,228) 37,718 TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER TAXES 28 35,768 (101,978) TOTAL OTHER COMPREHENSIVE INCOME FOR THE PERIOD 28 36,405 (101,930) CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 28 1,106,017 762,579 Attributable to: Equity holders of the Bank 1,089,202 755,691 Non-controlling interest   16,815 6,888 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 7

December 31, 2025 2024    Note Ch$mn Ch$mn CASH FLOWS FROM OPERATING ACTIVITIES: CONSOLIDATED PRE-TAX INCOME FOR THE PERIOD 1,277,546 1,074,320 Non-cash charges (credits) to profit or loss (1,575,933) (1,365,432) Depreciation and amortization 39 135,159 141,435 Impairment of non-financial assets 40 3,747 1,295 Provisions for credit risk 41 765,412 679,775 Fair value adjustments transferred to profit or loss (820) (45,365) Results from investments in companies 34 (9,289) (8,533) Results from the sale of goods received in payment or awarded in a judicial auction 35 (9,141) (3,993) Provisions for assets received in payment 35 (1,043) 2,523 Profit/loss on sale of shareholding in other companies 34 - (1,903) Profit on sale of fixed assets 35 (10,067) (5,123) Write-off of assets received in lieu of payment 35 42,002 18,296 Interest and adjustment net income 30-31 (2,016,696) (1,818,303) Net commission income 32 (595,831) (547,066) Other non-cash charges (credits) to profit or loss (87,300) 11,719 Income tax 207,934 209,811 Increase/decrease in operating assets and liabilities 770,409 1,345,601 Decrease (increase) in loans and receivables from clients 427,858 (549,114) Decrease (increase) in financial investments (1,645,419) 4,618,410 Decrease (increase) in repurchase agreements (assets) (274,896) (153,087) Decrease (increase) in interbank loans (36,812) 37,068 Decrease (increase) in assets received or awarded in payment 3,902 (1,385) Increase (decrease) in creditors in current accounts (224,140) 883,710 Increase (decrease) in deposits and time deposits (604,843) 960,683 Increase (decrease) in liabilities to domestic banks (22,260) 6,093 Increase (decrease) in other deposits and sight accounts 50,704 61,322 Increase (decrease) in liabilities to foreign banks (881,450) 14,222 Increase (decrease) in obligations to the Central Bank of Chile - (6,048,867) Increase (decrease) in repurchase contracts (liabilities) 2,478,656 (5,996) Increase (decrease) in other financial obligations 23,780 (95,732) Net increase in other assets and liabilities 75,629 283,943 Interest and readjustments received 4,240,201 4,964,892 Interest and readjustments paid (3,159,831) (4,044,629) Dividends received from investments in companies 3,385 966 Fees and commissions received 760,758 692,044 Fees and commissions paid (444,813) (278,942) Total cash flow provided by (used in) operating activities 472,022 1,054,489 The accompanying notes form an integral part of the Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 8

December 31, 2025 2024 Note Ch$mn Ch$mn CASH FLOWS FROM INVESTMENT ACTIVITIES     Purchases of fixed assets 16 (59,294) (45,781) Sales of fixed assets 81,155 16,943 Purchase of intangible assets 15 (52,868) (44,559) Acquisitions of investments in companies - - Total cash flow provided by (used in) investment activities (31,007) (73,397) CASH FLOW FROM FINANCING ACTIVITIES Attributable to shareholders' interest (1,111,651) (978,131) Placement of Subordinated bond - - Redemption of subordinated bonds and interest payments (28,161) (27,453) Dividends paid (600,336) (347,483) Redemption and payment of interest/principal on letters of credit (166) (1,009) Placement of current bonds 2,155,077 692,004 Redemption and payment of interest/principal on mortgage bonds (10,365) (8,647) Redemption and payment of interest/principal on current bond capital (2,566,337) (1,221,744) Placement of perpetual bonds - - Redemption and payment of interest/principal on perpetual bonds (30,560) (30,818) Payment of interest/principal on capital lease obligations (30,803) (32,981) Attributable to non-controlling interest - - Payment of dividends and/or withdrawals of capital paid respectively to the subsidiaries corresponding to the non-controlling interest - - Total cash flows used in financing activities (1,111,651) (978,131) D - NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD (670,636) 2,961 E - EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS (7,305) 7,317 F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS 2,771,002 2,760,724 FINAL BALANCE OF CASH AND CASH EQUIVALENTS 2,093,061 2,771,002 The accompanying notes form an integral part of the Consolidated Financial Statements. Reconciliation of provisions for the Consolidated Statement of Cash Flows for the periods ending on December 31, 2025 2024 Note Ch$mn Ch$mn Provisions for credit risk 765,412 679,775 Recovery of impaired loans (192,640) (153,944) Net provisions for loan losses 41 572,772 525,831 Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 9

Changes other than cash Reconciliation of liabilities arising from financing activities 12.31.2024 Cash Flow Fair Value Changes Foreign Currency Movement UF Inflation effect Others 12.31.2025   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subordinated Bonds 1,910,697 (28,161) - (12,872) 78,829 - 1,948,493 Senior bonds 8,067,274 (411,260) - 262,010 (274,274) - 7,643,750 Mortgage bonds 65,781 (10,365) - - (121) - 55,295 Bonds without fixed maturity 693,382 (30,560) - (33,354) - - 629,468 Letters of credit 220 (166) - - 1 - 55 Dividends paid - (600,336) - - - - (600,336) Obligations under leasing contracts 66,882 (30,803) - - 4,570 - 40,649 Total liabilities from financing activities 10,804,236 (1,111,651) - 215,784 (190,995) - 9,717,374 Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ending December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 10

Equity attributable to shareholders Non- controlling interest (*) Total Equity Capital Reserves Other accrued comprehensive income Accrued profits and profits corresponding to the period TOTALReserves and other retained earnings Merger of companies under common control Changes in fair value of financial assets at fair value through OCI Cash flow hedge Income tax Retained profits from previous periods Annual Profits (**) Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Opening balances as of January 1, 2024 891,303 3,117,463 (2,224) (91,596) 84,416 1,938 519,891 (154,033) 4,367,158 124,735 4,491,893 Payment of common stock dividends - - - - - - (347,483) - (347,483) - (347,483) Transfer of retained earnings to reserves - 117,266 - - - - (117,266) - - - Provision for payment of common stock dividends - - - - - - - (451,409) (451,409) - (451,409) Provision and interest payments on bonds with no fixed term to maturity - - - - - - (30,818) (699) (31,517) - (31,517) Other movements - - - - - - - - - (27,229) (27,229) Subtotal: Transactions with shareholders during the period - 117,266 - - - - (495,567) (452,108) (830,409) (27,229) (857,638) Profit for the year (period) - - - - - - - 857,623 857,623 6,886 864,509 Other comprehensive income for the year - - - 22,584 (162,217) 37,701 - - (101,932) 2 (101,930) Subtotal: Comprehensive income for the year - - - 22,584 (162,217) 37,701 - 857,623 755,691 6,888 762,579 Closing balance on December 31, 2024 891,303 3,234,729 (2,224) (69,012) (77,801) 39,639 24,324 251,482 4,292,440 104,394 4,396,834 Distribution of results from previous year 857,623 (857,623) Opening balances as of January 1, 2025 891,303 3,234,729 (2,224) (69,012) (77,801) 39,639 881,947 (606,141) 4,292,440 104,394 4,396,834 Payment of common stock dividends - - - - - - (600,336) - (600,336) - (600,336) Transfer of retained earnings to reserves - 227,295 - - - - (227,295) - - - - Provision for payment of common stock dividends - - - - - - - (31,595) (31,595) - (31,595) Provision and interest payments on bonds with no fixed term to maturity - - - - - - (30,559) 546 (30,013) - (30,013) Other movements - - - - - - - - - (1,267) (1,267) Subtotal: Transactions with shareholders during the period - 227,295 - - - - (858,190) (31,049) (661,944) (1,267) (663,211) Profit for the year (period) - - - - - - - 1,053,209 1,053,209 16,403 1,069,612 Other comprehensive results for the period - - - (11,308) 60,613 (13,312) - - 35,993 412 36,405 Subtotal: Comprehensive income for the period - - - (11,308) 60,613 (13,312) - 1,053,209 1,089,202 16,815 1,106,017 Closing balance as of December 31, 2025 891,303 3,462,024 (2,224) (80,320) (17,188) 26,327 23,757 416,019 4,719,698 119,942 4,839,640 (*) See Note 02 letter c for non-controlling interest, (**) Contains profit for the period and provisions for dividends, interest payments and re-appreciation of issued financial instruments of regulatory capital. Period Profit attributable to equity holders Allocated to reserves Allocated to dividends Percentage distribution Number of shares Dividend per share (In Ch$) Ch$mn Ch$mn Ch$mn % Year 2024 (Shareholders Meeting April 2025) 857,623 227,295 600,336 70% 188,446,126,794 3.186 Year 2023 (Shareholders Meeting April 2024) 496,404 117,266 347,483 70% 188,446,126,794 1.844 The accompanying notes form an integral part of these Consolidated Financial Statements. Banco Santander-Chile and Affiliates CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY For the years ended December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 11

NOTE 01 - CORPORATE INFORMATION Banco Santander-Chile is a banking corporation organized under the laws of the Republic of Chile, supervised by the Financial Market Commission (FMC). It is also subject to the regulations of the Securities and Exchange Commission of the United States of America (SEC), considering the Bank is listed on the New York Stock Exchange (NYSE) through an American Depositary Receipt (ADR) program. Banco Santander Spain controls Banco Santander Chile through its shareholdings in Teatinos Siglo XXI Inversiones S.A. and Santander Chile Holding S.A., both subsidiaries controlled by Banco Santander Spain. As of December 31, 2025, Banco Santander Spain directly or indirectly owns 99.8% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones S.A., which allows Banco Santander Spain control over 67.18% of the Bank's shares. The Bank provides its clients with a wide range of general banking services, from individuals to large corporations. In addition, Banco Santander-Chile and its affiliates (collectively referred to as 'Bank' or 'Santander-Chile' hereafter) offer consumer and commercial banking services, as well as other services, including factoring, collections, leasing, securities and insurance brokerage, brokerage of mutual and investment fund and investment banking. The Bank's legal address is Calle Bandera No 140 Santiago de Chile, and its website is www.santander.cl. NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 1. Preparation basis These Consolidated Financial Statements have been prepared following the Compendium of Accounting Standards for Banks (CASB), in its version applicable as of January 2022, as well as the instructions issued by the FMC. The FMC, under Law No 21,000, provides in numeral 6 of article 5 that the Financial Market Commission may set the rules for the preparation and presentation of the annual reports, balance sheets, statements of financial position and other financial statements of the supervised entities and determines the principles according to which companies must keep their accounts. Regarding all matters that are not covered by this regulation, if they do not conflict with its instructions, then they must adhere to generally accepted accounting criteria corresponding to the technical standards issued by the Chilean Association of Accountants AG, which coincide with the International Financial Reporting Standards (IFRS) agreed by the International Accounting Standards Board (IASB). In case of discrepancies between the accounting principles and the accounting criteria issued by the FMC in its Compendium of Accounting Standards for Banks and instructions, the latter shall prevail. The Bank uses certain currency terms and conventions for these Consolidated Financial Statements. Thus, 'USD' stands for 'US dollar', 'EUR' stands for 'euro', 'CNY' stands for 'Chinese yuan', 'JPY' stands for 'Japanese yen', 'CHF' stands for 'Swiss franc', 'AUD' stands for 'Australian dollar' and 'UF' stands for 'Unidad de Fomento de Chile'. The notes in the Consolidated Financial Statements contain information in addition to that presented in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income,Consolidated Statement of Change in Equity and Consolidated Statement of Cash Flows. They provide narrative descriptions or disaggregation of such states in a clear, relevant, reliable and comparable manner. 2. Preparation of the Consolidated Financial Statements The Consolidated Financial Statements as of December 31, 2025 and 2024 incorporate the individual financial statements of the Bank and its controlled entities (affiliates) and include the adjustments, reclassifying and eliminations necessary to comply with the accounting and measurement criteria established by IFRS 10 'Consolidated Financial Statements'. Control is achieved when the Bank: i. Has power over the investee (that is, it has rights that grant it the present capacity to manage the relevant activities of the investee); ii. Has exposure or rights to variable returns from its involvement with the investee; and iii. Has the ability to use its power over the investee to influence the amount of the investor's returns. The Bank reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. For example, when the Bank has less than most of the voting rights in an investee, but those voting rights are sufficient to have the ability to direct the relevant activities, then it is concluded that the Bank has control. The Bank considers all relevant facts and circumstances in assessing whether the Bank's voting rights in an investee are sufficient to give it power. These include: • The size of the Bank's holding of voting rights relative to the size and dispersion of holdings of the other vote holders. • The potential voting rights held by the Bank, other vote holders or other parties. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 12

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • The rights arising from other contractual agreements. • Any additional facts and circumstances that indicate that the Bank has or does not have the current ability to direct the relevant activities when decisions need to be made, including voting patterns at previous shareholders' meetings. Consolidation of a subsidiary begins when the Bank obtains control of the subsidiary and ceases when the Bank cedes control. Specifically, the income and expenses of a subsidiary acquired or disposed of during the period are included in the Consolidated Statements of Income and Consolidated Statements of Other Comprehensive Income from the date the Bank gains control until the date the Bank ceases to control the subsidiary. Profit or loss alongside each component of the Consolidated Statements of Other Comprehensive Income is attributed to the Bank's holders and non-controlling interest. The total comprehensive income of subsidiaries is attributed to the owners of the Bank and the non-controlling interests, even if this results in the non-controlling interests having a deficit in certain circumstances. When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting standards are consistent with the Bank's accounting standards. All balances and transactions between consolidated entities are eliminated. Changes in the consolidated entities' participation that do not result in the loss of control are accounted for as equity transactions. Accordingly, the book value of the Bank’s equity holders and the non-controlling interests are adjusted to reflect the changes in participation over subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration being paid or received is recognized directly in equity and attributed to the equity owners of the Bank. The non-controlling interest represents the participation of third parties in the Bank's consolidated equity, which is presented in the Consolidated Statement of Change in Equity. Their share of the result for the year is shown as 'Profit attributable to non-controlling interest' in the Consolidated Statements of Income. The following table shows the composition of the entities over which the Bank can exercise control and, therefore, form part of the consolidation perimeter: i. Entities controlled by the Bank through participation in equity Place of % of ownership Main Activity Incorporation As of December 31, 2025 As of December 31, 2024 and operation Direct Indirect Total Direct Indirect Total Santander Corredora de Seguros Limitada Insurance brokerage Santiago, Chile 99.75 0.01 99.76 99.75 0.01 99.76 Santander Corredores de Bolsa Limitada Brokerage of financial instruments Santiago, Chile 50.59 0.41 51.00 50.59 0.41 51.00 Santander Asesorias Financieras Limitada Securities brokerage Santiago, Chile 99.03 - 99.03 99.03 - 99.03 Santander S.A. Sociedad Securitizadora Acquisition of loans and issuance of debt securities Santiago, Chile 99.64 - 99.64 99.64 - 99.64 Santander Consumer Finance Limitada Automotive financing Santiago, Chile 51.00 - 51.00 51.00 - 51.00 Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. Administration of the infrastructure for the financial market of derivative instruments Santiago, Chile 99.99 0.01 100.00 99.99 0.01 100.00 Details of non-controlling interests are shown in Note 28 Equity letter g) non-controlling interest (minority interests). The Bank was authorized by the FMC to carry out the sale of its stake in the subsidiary Klare Corredora de Seguros S.A., which was finalized at the close of fiscal year 2024, and therefore is no longer part of the Bank’s consolidation perimeter. ii. Entities controlled by the Bank through other considerations and Associates The following companies have been consolidated based on the fact that the Bank determines their relevant activities (these are companies complementary to the banking sector) and, therefore, over which the Bank exercises control: • Santander Gestión de Recaudación y Cobranza Limitada: its exclusive activity is administering and collecting loans. • Multiplica SpA: its primary purpose is the development of incentive programs that encourage the use of payment cards. The company Bansa Santander S.A. was included in the consolidation perimeter until May 2024. The company Pagonxt Payments Chile SpA was included in the consolidation perimeter until December 2024. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 13

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Investment in Associates An associate is an entity over which the Bank can exercise significant influence but not control or joint control. This capacity is usually manifested in a 20% or more interest in the entity's voting rights and is accounted for using the equity method in accordance with IAS 28 ‘Investments in Associates and Joint Ventures’. The following entities in which the Bank has an interest and are recognized using the equity method are considered 'associates':     Place of incorporation and operation % of ownership As of December 31, Name of associated entity Main Activity 2025 2024 Redbanc S.A. ATM service Santiago, Chile 33.43 33.43 Transbank S.A. Debit and credit card service Santiago, Chile 25.00 25.00 Centro de Compensación Automatizado S.A. Electronic funds transfer and compensation services Santiago, Chile 33.33 33.33 Sociedad Interbancaria de Depósito de Valores S.A. Repository of publicly offered securities Santiago, Chile 29.29 29.29 Cámara Compensación de Alto Valor S.A. Payment clearing Santiago, Chile 13.72 13.72 Administrador Financiero del Transantiago S.A. Administration of smart cards for public transportation Santiago, Chile 20.00 20.00 Servicios de Infraestructura de Mercado OTC S.A. Administration of the infrastructure for the financial market of derivative instruments Santiago, Chile 12.48 12.48 In the case of Cámara Compensación de Alto Valor S.A. and Servicios de Infraestructura de Mercado OTC S.A., Banco Santander-Chile has a representative on the Board of Directors, which is why the Administration has concluded that it exercises significant influence. iv. Share or rights in other companies Entities over which the Bank has no control or significant influence are presented in this category. These equity instruments must be measured at fair value in compliance with IFRS 9 ‘Financial Instruments’. Nevertheless, the Bank may consider the cost an appropriate fair value estimate in concrete circumstances. This may be the case if the most recently available information is insufficient to measure the fair value or if a wide range of possible fair value measurements and the cost involved represents the best estimate of fair value within that range. Additionally, the Bank may make an irrevocable decision to present subsequent changes to the fair value in other comprehensive income during its initial recognition. Subsequent changes in this valuation shall be recognized in 'Accumulated other comprehensive income - Items that will not be reclassified to profit or loss'. Dividends received from these investments are recorded in the Consolidated Statements of Income under 'Result from investments in companies'. These instruments are not subject to the IFRS 9 ‘Financial Instruments’ impairment model. 3. Non-controlling interest Non-controlling interest represents the portion of net income and net assets the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statements of Income and separately from the equity in the Consolidated Statements of Financial Position . In the case of entities controlled by the Bank through other considerations, profits and equity are presented as a non-controlling interest. This is because the Bank controls them, but has no percentage ownership in them. 4. Reporting segments The Bank's operating segments are those units whose operating results are reviewed regularly by the highest level of management regarding decision-making. Accordingly, two or more operating segments can be added into one only when the aggregation is consistent with the basic principle under the IFRS 8 'Operating Segments' and if the segments have similar economic characteristics and are alike in each one of the following aspects: i. The nature of the products and services. ii. The nature of production processes. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 14

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. The type of customer category for which its products and services are intended. iv. The methods used to distribute their products or provide services. v. If applicable, the nature of the regulatory framework, e.g., banking, insurance, utilities. The Bank reports separately for each operating segment that meets any of the following quantitative thresholds: i. Its reported revenues from ordinary activities, including both sales to external clients and inter-segment sales or transactions, equal or exceed 10% of the combined revenues from all operating segments' ordinary internal and external activities. ii. The amount of its reported results is, in absolute terms, equal to or greater than 10% of the greater of (i) the combined profit reported by all operating segments that have not reported a loss; and (ii) the combined loss reported by all operating segments that have reported a loss. iii. Its assets equal or exceed 10% of the combined assets of all operating segments. Operating segments that do not meet any of the quantitative thresholds may be considered reportable segments. The information must be disclosed separately if management believes it would be helpful to Consolidated Financial Statements users. Information regarding other business activities that do not correspond to reportable segments is combined and disclosed within the Corporate Activities category 'other'. Concerning the above, the Bank's segments were obtained under the consideration that an operating segment is a component of an entity that: i. Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other elements of the same entity). ii. Whose operating results are regularly reviewed by the entity's chief executive officer, who makes decisions about resources allocated to the segment and assesses its performance. iii. For which separate financial information is available 5. Functional and presentation currency The Bank, in according to IAS 21 'The Effects of Changes in Foreign Exchange Rates', has defined the Chilean Peso as its functional and presentation currency, as this is the currency of the primary economic environment in which the Bank operates, as well as the currency that influences the cost and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered 'foreign currency'. 6. Transaction in foreign currencies The Bank conducts transactions in amounts denominated in foreign currencies, mainly US dollars. The assets and liabilities denominated in foreign currencies held by the Bank and its affiliates are translated into Chilean Pesos at the market exchange rate corresponding to the end of the reported month (spot rate), which amounts to $900.69 per US$1 for December 2025 and $994.10 for December 2024. For all other currencies, an external pricing provider is used. The net foreign exchange gain and loss includes recognizing the effects of exchange rate changes on assets and liabilities denominated in foreign currencies and the profit and loss on foreign exchange spot and forward transactions undertaken by the Bank. 7. Cash and cash equivalents The indirect method is used to prepare the Consolidated Statement of Cash Flows, starting with the Bank's consolidated pre-tax income, and then incorporating non-cash transactions, cash-flow-related income, and expense of activities classified as investments or financing. The following items are taken into consideration in the preparation of the Consolidated Statement of Cash Flows: i. Cash flows: inflows and outflows of cash and cash equivalents, defined as balances in items such as deposits with the Central Bank of Chile, deposits in domestic banks and deposits abroad. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 15

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued ii. Operating activities: these are the normal activities carried out by banks alongside other activities that cannot be classified as investments or financing. iii. Investing activities: these correspond to the acquisition, sale or disposal by other means of long-term assets and other investments not included in cash and cash equivalents. iv. Financing activities: those that result in changes to the size and composition of equity and liabilities that are not part of operating or investing activities. 8. Definitions, classification and measurement of financial assets/liabilities i. Definitions A 'financial instrument' is any contract that gives rise to a financial asset in an entity and a financial liability or equity instrument in another entity. A 'financial asset' is any asset that is: (a) cash; (b) an equity instrument of another entity; (c) a contractual right to receive cash or another financial asset from another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the entity; or (d) a contract that will or may be settled using the entity's own equity instruments. A 'financial liability' is any liability that is: (a) a contractual obligation to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the entity; or (b) a contract that will or may be settled using the entity's equity instruments. An 'equity instrument' is any contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities. A 'financial derivative' is a financial instrument whose value fluctuates in response to changes concerning an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument's price, or a market index, including credit ratings), whose initial investment is minimal compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date. 'Fair value' is the price that would be received to sell an asset or paid to transfer a liability in a transaction between market participants at the measurement date. ii. Initial recognition The Bank shall recognize a financial asset or financial liability only when it becomes part of the contractual terms of the instrument (rights and obligations). A conventional purchase or sale of financial assets shall be recognized using the accounting contract date or settlement date. iii. Classification of financial assets/liabilities Classification of financial assets Financial assets shall be classified into measurement categories based on the entity's business models for managing the financial assets and the contractual cash flow characteristics of said assets. The business model refers to how the Bank manages its financial assets to generate cash flows. In other words, the entity's business model determines whether the cash flows will come by obtaining contractual cash flows, selling financial assets, or both. Assessing the contractual flow characteristics (SPPI test) requires determining whether the asset's contractual flows are solely payments of principal on specified dates and interest on the principal outstanding amounts in the currency in which the financial asset is denominated. The principal is the fair value of the financial asset at initial recognition. Nevertheless, the principal amount may change over the life of the financial asset (if there are principal repayments). Interest is the compensation received for the time value of money and the credit risk related to the principal amount owed over a specified period, alongside other risks and administrative costs, and a profit margin. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 16

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued For the assessment, the Bank conducts a test evaluating whether the contractual flows meet the criteria for a core lending arrangement. The Bank uses its professional assessment and considers relevant factors such as currency, interest rate (fixed or variable) and the period it sets. The assessment of business models is not an instrument-by-instrument ranking approach but at a higher level of aggregation and considers all relevant evidence: model performance, risks affecting performance, and how managers are rewarded, among others. According to the above, the objectives of the business models are: • To hold assets to collect cash flows – through management that produces cash flows by collecting contractual payments throughout the instrument's life. Models with this goal allow for sales if they are infrequent (even if significant in value) or insignificant in value both individually and in aggregate (even if frequent), and even more so if they result from a substantial increment in risk or the risk management of credit concentration. • To maintain financial assets for collection and sale. Per this objective, the entity's key management personnel have decided that the supply of contractual cash flows and the sale of financial assets are essential to achieve the business model's goal. Therefore, there is a higher frequency and value of sales for this purpose. • Other models - financial assets are measured at fair value through profit or loss if they are not held within a business model whose objective is to hold the assets to collect contractual cash flows or if their objective is achieved by obtaining contractual cash flows and selling financial assets. Assets are managed on a sales basis, and decisions are made on a fair value basis. In accordance with the above, the Bank will classify its financial assets based on whether they are subsequently measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss. Additionally, an irrevocable election may be made at the time of initial recognition of investments in equity instruments to present subsequent changes in fair value in other comprehensive income. Classification of financial liabilities An entity shall classify all financial liabilities as subsequently measured at amortized cost, except for derivative liabilities which shall be measured at fair value through profit or loss. Reclassifications Reclassifying financial assets only occurs only when the business model for managing financial assets has changed. These changes are determined by top management due to external or internal changes. Financial liabilities are not reclassified. iv. Measurement of financial assets/liabilities Initial measurement Financial assets and liabilities are initially measured at fair value (transaction price), plus or minus transaction costs in the case of a financial asset or financial liability that is not carried at fair value through profit or loss. Subsequent measurement of financial assets A financial asset shall subsequently be measured according to the following: (i) Amortized cost A financial asset is measured at amortized cost if the financial asset is held within a business model whose objective is to hold financial assets to earn cash flows, and the contractual terms of the financial asset give rise, at specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount. Interest income shall be calculated using the effective interest method. This method applies to financial assets and liabilities measured at amortized cost (interest income and interest expense). The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of the financial asset or the amortized cost of a financial liability. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 17

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued (ii) Fair value through other comprehensive income A financial asset is measured at fair value through other comprehensive income if the financial asset is held within a business model in which the objective are to obtain the contractual cash flows, to sell financial assets, and if the contractual terms of the financial asset give rise, at specified dates, to receive cash flows that are solely payments of principal and interest on the outstanding principal amount. (iii) Fair value through profit or loss A financial asset is measured at fair value through profit or loss unless measured at amortized cost or fair value through other comprehensive income. (iv) Irrevocable election to measure at fair value with changes in other comprehensive income Upon the initial recognition of Investments in equity instruments, a determination may be held to present subsequent changes in fair value in other comprehensive income that would otherwise be measured at fair value through profit or loss when not held for trading, except for dividend income, which is recognized in profit or loss for the period. Gains or losses arising from the derecognition of these equity instruments are not transferred to profit or loss. Subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for derivatives measured at fair value through profit or loss. v. Derecognition of financial assets/liabilities A financial asset shall be derecognized when and only when: (i) The contractual rights to the cash flow from the financial asset expire, or (ii) The contractual rights to receive the cash flows of a financial asset are transferred, or it retains the contractual rights to receive the cash flows of a financial asset but assumes a contractual obligation to pay them to one or more recipients. In this sense, if the risks and rewards of ownership of the financial asset are substantially transferred, the financial asset is derecognized. In the case of unconditional sales, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or a written put option that is deeply out of the money, uses of assets where the transferor does not retain subordinated financing nor grants any credit enhancement to the new owners, and other similar cases, the transferred financial asset is recognized from the Consolidated Statements of Financial Position with simultaneous recognition of any rights or obligations retained or created as a result of the transfer. In the case of sales of financial assets: (i) under fixed-price repurchase agreements or using the sale price plus interest, (ii) of securities lending agreements in which the borrower must return the same or (iii) similar assets and in other akin cases, the transferred financial asset is not recognized from the Consolidated Statements of Financial Position and continues to be measured using the same criteria as before the transfer. A financial liability is derecognized when and only when it is extinguished – that is, when the obligation specified in the contract is paid for, cancelled or expired. In the case of loans, the FMC requirements for recognition applies. See letter o), VIII. vi. Offsetting a financial asset with a financial liability A financial asset and a financial liability shall be offset and presented by their net amount in the Consolidated Statements of Financial Position when, and only when, there is a legally enforceable right to set off the recognized amounts and an intention to settle the net amount or to realize the asset and settle the liability, simultaneously. As of December 31, 2025, and 2024, the Bank has no financial asset/liability that offset. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 18

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 9. Financial derivatives and hedge accounting Derivatives are classified as either trading instruments or hedging instruments. The Bank uses financial derivatives for the following purposes: i. To provide such instruments to customers who request them to manage their market and credit risks. ii. To use them for the risk management of the proprietary position of the Bank's entities and their assets and liabilities ('hedging derivatives'). iii. To benefit from changes in the value of these derivatives (trading derivatives). Trading derivatives are measured at fair value through profit or loss and are presented as assets/liabilities according to their positive or negative fair value. Derivatives that do not qualify as hedging instruments are accounted for as trading instruments. Hedge accounting aims to reflect in the financial statements the effect of an entity’s risk management activities that use financial instruments to manage exposures arising from specific risks that could affect profit or loss for the period or other comprehensive income. Up until the 2024 financial year, the Bank chose to continue applying the guidelines of IAS 39 for hedge accounting. The essential requirements for a financial derivative to be considered a hedging instrument are: 1) To hedge one of the following three types of risk: a. Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), interest rates and/or exchange rates to which the position or balance being hedged is subject (“fair value hedges”). b. Changes in estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedges”). c. The net investment in a foreign operation (“hedges of net investments in foreign operations”). 2) To effectively eliminate some risk inherent in the hedged item or position throughout the expected hedging period, which implies that: a. At the inception of the hedge, it is expected that, under normal conditions, it will be highly effective (“prospective effectiveness”). b. There is sufficient evidence that the hedge has been highly effective throughout the life of the hedged item or position (“retrospective effectiveness”). 3) It has been properly documented that the financial derivative was entered into specifically to serve as a hedge of certain balances or transactions and how such hedge was intended to be achieved and measured, provided that this is consistent with the Bank’s risk management practices. Valuation differences of accounting hedges are recognized according to the following criteria: a. In fair value hedges, the differences arising both in the hedging instruments and in the hedged items (with respect to the hedged risk) are recognized directly in the line item “Net income from financial operations” in the Consolidated Statements of Income. b. In fair value hedges of interest rate risk of a portfolio of financial instruments (“macro-hedges”), gains or losses arising from the valuation of hedging instruments are recognized directly in the Consolidated Statements of Income under “Interest income and indexation adjustments”. c. In cash flow hedges, the effective portion of the change in the value of the hedging instrument is recorded in the Consolidated Statements of Other Comprehensive Income under “Valuation accounts – Cash flow hedges” within equity. d. Valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedges are recognized directly in the Consolidated Statements of Income under “Net income from financial operations. If a derivative designated as a hedging instrument, whether due to its termination, ineffectiveness or for any other reason, no longer meets the requirements indicated above, hedge accounting is discontinued. When a ‘fair value hedge’ is discontinued, the fair value adjustments to the carrying amount of the hedged item attributable to the hedged risk are amortized to profit or loss from that date, when applicable. When ‘cash flow hedges’ are discontinued, the cumulative gain or loss on the hedging instrument that has been recognized in the Consolidated Statements of Other Comprehensive Income under ‘Valuation accounts’ within equity (while the hedge was effective) will continue to be recognized in equity until the hedged transaction occurs, at which point it will be recognized in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case it is recognized immediately in the Consolidated Statements of Income. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 19

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued During the 2025 financial year, the Bank began applying the requirements established in IFRS 9 for hedge accounting relationships. The main impacts of this change on hedge accounting are primarily related to: • the incorporation of credit risk dominance analysis and the economic relationship in effectiveness assessment • the updating of formal hedge documentation • the recognition of a hypothetical derivative representing the portion of the mark-to-market (MTM) corresponding to the risk being hedged in the hedged item for micro cash flow hedges. The hypothetical derivative replaces the previously recognized fictitious derivative For a hedging relationship to meet the requirements established in IFRS 9, it must comply with the following conditions: • Eligible hedging instruments: All derivative financial instruments or non-derivative financial instruments measured at fair value through profit or loss, or combinations thereof. In the case of foreign exchange risk hedges, any type of non-derivative financial instrument may also be designated, regardless of its measurement criteria. • Eligible hedged items: Recognized assets or liabilities, firm commitments, highly probable forecast transactions, and net investments in foreign operations. • Documentation: At the inception of the hedge, a formal designation and documentation of the hedging relationship must be prepared, including the entity’s risk management objective and strategy, identification of the hedging instrument and hedged item, the nature of the hedged risk, the methodology for measuring effectiveness (including analysis of sources of ineffectiveness), and the hedge ratio. The main sources of ineffectiveness based on the hedged risk are: • Interest rate risk: mismatches in time horizons, principal amounts, repricing and payment dates, time value of options, and modifications to the hedged item or hedging instrument. • Foreign exchange risk: in addition to the above, differences between the interest rates of the two currencies representing the net cost or benefit of exchanging cash flows between currencies with different interest rates. • Effectiveness: The hedging relationship must be effective, which requires the existence of an economic relationship between the hedged item and the hedging instrument, that credit risk does not dominate value changes, and that the hedge ratio is consistent with that used in the entity’s risk management. The implementation of IFRS 9 for hedges designated prior to December 31, 2024 did not result in a material impact on the Consolidated Statement of Financial Position or the Consolidated Statement of Income. As of December 31, 2025, the impact on profit or loss amounted to Ch$2,401 million. The Bank assesses these effectiveness requirements through: • Demonstrating the economic relationship between the hedged item and the hedging instrument through a qualitative test, and, if not met, through quantitative tests comparing the market value of the hedged items (for the hedged risk) and the hedging instruments. Prospectively, a quantitative analysis of changes in market values is also performed. • Calculating the hedge ratio based on the quantity of hedged items actually hedged and the quantity of hedging instruments actually used. • Assessing credit risk dominance through analysis of the credit exposure of both hedged items and hedging instruments. Hedge accounting derivatives are classified and recognized based on the type of risk they hedge, in accordance with the following criteria: Fair value hedges: These hedge exposures to changes in the fair value of a hedged item attributable to a specific risk. Gains or losses arising from both the hedging instruments and the hedged items (for the hedged risk) are recognized directly in the Consolidated Statements of Income. When a fair value hedge is discontinued, previously recognized adjustments to the hedged item are amortized to profit or loss using the recalculated effective interest rate from the date hedge accounting ceases and must be fully amortized by maturity. In accordance with paragraph 6.1.3 of IFRS 9, the Bank continues to account for fair value macro-hedges under IAS 39. Accordingly, gains or losses on hedging instruments are recognized directly in the Consolidated Statements of Income, while gains or losses arising from changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in profit or loss with a corresponding entry in “Changes in the fair value of hedged items” of a portfolio hedge of interest rate risk (asset or liability), as appropriate. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 20

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Cash flow hedges: These hedge exposures to variability in cash flows attributable to a specific risk associated with the hedged item. The effective portion of changes in the value of the hedging instrument is temporarily recognized in equity, under “Other comprehensive income – Items that may be reclassified to profit or loss – Hedging derivatives. Cash flow hedges (effective portion)” until the hedged item affects profit or loss. At that point, it is recognized in the Consolidated Statements of Income in the same period as the hedged item, unless it is included in the cost of a non-financial asset or liability, or when forecast transactions result in the recognition of non-financial assets or liabilities. When cash flow hedges are discontinued, the cumulative gain or loss recognized in equity (while the hedge was effective) continues to be recognized there until the hedged transaction occurs, at which point it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case it is recognized immediately in profit or loss. The Bank discontinues hedge accounting when the hedging instrument expires, is sold, or when the hedging relationship becomes ineffective because it is no longer aligned with the risk management objective. In such cases, the derivative is thereafter accounted for as a trading derivative. If a hedging relationship ceases to meet effectiveness requirements but the risk management objective remains unchanged, the Bank will assess whether to rebalance or adjust the hedge ratio to meet effectiveness requirements again without discontinuing the hedging relationship. A hedging instrument is generally designated in its entirety, as the factors contributing to its fair value are interdependent. However, IFRS 9 allows certain components to be excluded from designation: 1. Separating the intrinsic value and time value of an option and designating only the intrinsic value as the hedging instrument (mandatory if intrinsic value is designated); 2. Separating the forward element and spot element of a forward contract and designating only the spot element as the hedging instrument (determined per hedging relationship); and 3. Separating the foreign currency basis spread of a currency derivative and excluding it from designation (determined per hedging relationship). Separating these components improves hedge effectiveness and allows alternative accounting treatment for excluded components, whereby changes in value are recognized in “Accumulated other comprehensive income – Non-designated items” and subsequently recognized in profit or loss depending on the nature of the hedged item, either over time or when the hedged transaction occurs. Additionally, if the entity manages the credit risk of all or part of a financial instrument using credit derivatives, it may designate a credit exposure at fair value through profit or loss, provided that the derivative matches the name and seniority of the instrument being hedged. This designation may be made at initial recognition or subsequently, with proper documentation. From designation onward, all fair value changes (not only those related to credit risk) are recognized in the Consolidated Statements of Income. Embedded derivatives in hybrid financial instruments 'Embedded derivatives' is a hybrid contract component that simultaneously includes a host contract that is not a derivative and a financial derivative that is not individually transferable. It has the effect that some of the cash flows of the hybrid contract vary in the same way as the embedded derivative would on a stand-alone basis. As of December 31, 2025, and 2024, Banco Santander-Chile maintains embedded derivatives in its portfolio within contracts known as Dual Currency, which are accounted for as options within the trading derivatives portfolio 10. Fair value of financial assets and liabilities No transaction costs are deducted when financial assets and liabilities are measured at fair value. Assets and liabilities subsequently measured at amortized cost are not required to be measured at fair value. 'Fair value' is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal market at the measurement date under current market conditions (i.e., an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement is for a specific asset or liability. Therefore, in measuring fair value, the Bank considers the characteristics of the asset or liability in the same way that market participants would consider in pricing the asset or liability at the measurement date. In addition, the fair value measurement assumes that the transaction of selling the asset or transferring the liability takes place either: (a) in the principal market for the asset or liability or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 21

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued When there is no market price for a given financial instrument, its fair value is estimated based on the price established in recent transactions involving similar instruments or, in the absence thereof, based on valuation models sufficiently contrasted by the international financial community, considering the specific peculiarities of the instrument to be valued and especially, the different types of risk related to the instrument. When valuation techniques are used, they maximize the use of the relevant observable input data and minimize that of unobservable input data. For example, when an asset or a liability measured at fair value has a bid price and an asking price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy. Although average prices are allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close-out cost). All derivatives are recorded in the Consolidated Statements of Financial Position at fair value from the trade date. If their fair value is positive, they shall be recorded as an asset; if their fair value is negative, they shall be recorded as a liability. In the absence of evidence to the contrary, the trade date's fair value is deemed the transaction price. Changes in the fair value of derivatives from the trade date are recognized with a balancing entry in the Consolidated Statements of Income under "Profit/(loss) on financial assets/ liabilities held for trading at fair value through profit or loss". Specifically, the fair value of financial derivatives included in the trading books is deemed similar to their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is calculated using similar methods to those used for over-the-counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows stemming from the instrument that have been discounted to the present value at the appraisal date ('present value' or 'theoretical closure') using valuation techniques commonly used by the financial markets: 'net present value' (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included the credit risk of the derivative, be it the Bank’s own credit risk (Debt Valuation Adjustment or “DVA”) or the counterparty’s credit risk (Credit Valuation Adjustment or “CVA”). The Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets because of the exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. The Debit Valuation Adjustment (DVA) is a valuation adjustment similar to CVA, but generated by the Bank's credit risk assumed by our counterparties. In the case of derivative instruments contracted with Central Clearing Houses, where the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered part of the derivative's fair value. For loans and advances covered by fair value hedging transactions, changes in their fair value related to the risk or risks covered in these hedging transactions are recorded. Equity instruments and contracts related to these instruments must be measured at fair value. Nevertheless, in certain circumstances, the Bank may use cost as an appropriate fair value estimate. This may be necessary, for example, if the recently available information is insufficient to measure the fair value or if a wide range of possible fair value measures exists, and the cost represents the best fair value estimate within that range. Furthermore, the Bank may irrevocably elect to present subsequent changes in the instrument's fair value in other comprehensive income. As of December 31, 2025, and 2024, no significant investments in listed financial instruments had ceased to be recorded at their quoted market value due to their market being unable to be considered active. The amounts at which financial assets/liabilities are recorded represent, in all material respects, the Bank's maximum exposure to credit risk at each reporting date. The Bank also has collateral and other credit enhancements to mitigate its exposure to credit risk, consisting mainly of mortgages, cash, equity and personal guarantees, leased and rented assets, assets purchased under repurchase agreements, securities lending and credit derivatives. Valuation techniques According to IFRS 13 'Fair Value Measurement', a fair value hierarchy is established based on three levels: Level 1, Level 2 and Level 3, in which the highest priority is given to quoted prices (unadjusted) in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 22

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Financial instruments at fair value and determined by published prices in active markets (Level 1) comprise government bonds, corporate bonds, exchange-traded derivatives, securitized assets, equities, short positions and issued bonds. In cases where quotations cannot be observed, management best estimates what the market would price using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (level 2) and sometimes use significant unobservable inputs in market data (level 3). Various techniques are used to estimate it, including extrapolating observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition is the transaction price unless the value of that instrument can be derived from other market transactions by the same or a similar instrument or valued using a valuation technique in which the inputs used include only observable market data, mainly interest rates. The main techniques used as of December 31, 2025, and 2024 by the Bank's internal models to determine the fair value of financial instruments are described below: i. The present value method is used to value financial instruments that allow static hedging (mainly forwards and swaps). Expected future cash flows are discounted using the interest rate curves of the corresponding currencies. As a rule, interest rate curves are data that can be observed on the markets. ii. In the valuation of financial instruments that require dynamic hedging (mainly structured options and other structured instruments), the “Black-Scholes” model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the diluted bid-offer, exchange rates, volatility, correlation between indices and market liquidity. iii. In the valuation of certain financial instruments subject to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the “Black-Scholes” model (“plain vanilla” options) are used. The main inputs used in these models are mainly observable market data, including the corresponding interest rate curves, volatilities, correlations and exchange rates. The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, the quoted market price of shares and market rates of raw materials, volatility, prepayments and liquidity. The Bank's management verifies that the valuation models do not incorporate significant subjectivity. Therefore, if necessary, these methodologies can be adjusted and calibrated through internal calculations of fair value and subsequent comparison with the corresponding actively traded prices. The Bank has developed a formal process for the systematic valuation and management of financial instruments, implemented in all units included in the scope of consolidation. The governance structure of this process distributes responsibilities between two separate divisions: Treasury (responsible for the development, marketing and daily management of financial products and market data) and Market Risks (responsible for the periodic validation of valuation models and market data, the process of calculating risk metrics, standards for approving new transactions, market risk management and the implementation of valuation adjustment standards). Approving a new product involves several steps (application, development, validation, integration into corporate systems and quality review) before production. This process ensures the rating systems are properly reviewed and stable before use. Details of the most significant derivative products and families, together with their respective valuation techniques and inputs, by type of asset, are set out in Note 44 'Fair value of financial assets and liabilities' in these Consolidated Financial Statements. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 23

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 11. Fixed assets This category includes the buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities. Assets are classified according to their use as follows: a. Fixed assets for own use Fixed assets for own use (which includes, among others, tangible assets received by consolidated entities in settlement, in whole or in part, of financial assets representing receivables from third parties, and which are expected to be used on a continuing basis in the entity’s own operations) are presented at acquisition cost, less the corresponding accumulated depreciation and, where applicable, impairment losses resulting from comparing the net carrying amount of each item with its corresponding recoverable amount. Depreciation is calculated using the straight-line method over the acquisition cost of assets minus their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and is not subject to depreciation. The Bank applies the following useful lives for the tangible assets that comprise its assets: ITEM Useful Life (Months) Land - Paintings and works of art - Carpets and curtains 36 Computers and Hardware 36 Vehicles 36 Machines and general equipment 60 Office furniture 60 Telephone and communication systems 60 Security systems 60 Rights over telephone lines 64 Air conditioning systems 84 ATMs and teleconsultations 120 Other installations 120 Buildings 1,200 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 24

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued At each reporting period, the consolidated entities assess whether there is any indicator that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the asset's carrying amount is reduced to its recoverable amount. Future depreciation charges are adjusted under the revised carrying amount and to the new remaining useful life, if an adjustment of the latter is necessary. Likewise, the estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statements of Income in future years based on the new useful lives. Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred. b. Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, calculate their depreciation and their respective estimated useful lives, and record their impairment loss are the same criteria as those for fixed assets held for own use. 12. Leases At the contract's creation, the Bank assesses whether it contains a lease or not. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for compensation. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether: • The contract involves using an identified asset. This may be specified explicitly or implicitly and should be physically identified. The asset is not identified if the supplier has a significant substitution right. • The Bank has the right to obtain all the economic benefits from using the asset throughout the contract's duration. • The Bank has the right to direct the use of the asset – this is the decision-making purpose for which the asset is used. i. As a lessee The Bank recognizes a right-of-use asset and a lease liability at the starting date of the lease according to the IFRS 16 'Leases'. The Bank's main contracts are for offices and branches which are necessary to undertake its activities. In the beginning, the right-of-use asset is equal to the lease liability. It is calculated as the present value of the lease payments, which are discounted using the Bank's incremental interest rate at the starting date and considering each contract's duration. The average incremental interest rate is 1.70%. Subsequently, the asset is straight-line depreciated according to the contract's duration, and the financial liability is amortized in terms of the monthly payments. The financial interest is charged to net interest income, and the depreciation is charged to the depreciation expense of each financial year. The lease's term encompasses non-cancellable periods stipulated within each contract. In the case of a lease contract with indefinite duration, the Bank has determined to assign a span equal to the longest of the non-cancellable period of its lease contracts. Contracts with a non-cancellable period of 12 months or less are treated as short-term leases. Therefore, the related payments are recorded as a straight-line expense. Any change in the lease term or rent is treated as a new measurement of the lease. In the initial measurement, the Bank measures the right-of-use of the asset at cost. The rent of the lease contracts is agreed in UF and payable in Chilean pesos. According to Circular No 3,649 of the FMC, the monthly UF variation that affects all contracts established in such monetary units should be treated as a new measurement. Therefore, readjustments should be recognized as an amendment to the obligation, and in parallel, the amount of the related asset should be adjusted. The Bank has not entered into lease agreements with guarantee clauses for residual value or variable lease payments. ii. As a lessor When the Bank acts as a lessor, it first determines if it corresponds to a financial or operating lease. To do this, the Bank evaluates whether it has substantially transferred all the risks and benefits of the asset. If so, this corresponds to a financial lease. Otherwise, it is an operating lease. The Bank recognizes lease rentals received on a straight-line income basis over the lease term. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 25

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued iii. Third-party financing The sum of present values of the lease payments receivable from the lessee is recognized in the line item: 'Loans and receivables from customers' in the Consolidated Statements of Financial Position. This includes the price of the lessee's right-to-call option at the end of the lease term when there is reasonably certain that the lessee will exercise said right. The financial income and expense derived from these contracts are recorded in the Consolidated Statements of Income under 'Interest income' and 'Interest expense', respectively, to achieve a constant return rate over the lease term. 13. Factoring transactions Factored receivables are valued at the amount disbursed by the Bank in exchange for invoices or other commercial instruments representing the credit the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the loans is recorded as interest income in the Consolidated Statements of Income using the effective interest method over the financing period. When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment. 14. Intangible assets Intangible assets are non-monetary assets (identifiable separately from other assets) without physical substance arising from legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost) when the asset's cost can be measured reliably. Additionally, the future economic benefits attributable to the asset are expected to flow into the Bank. To calculate intangible assets, they are recorded initially at their acquisition or production cost, from which the accumulated amortization and accumulated impairment loss are subtracted. Internally developed computer software is recorded as an intangible asset if, among other requirements (primarily the Bank's ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. Intangible assets are amortized linearly based on their estimated useful life, defined by default at 36 months. They can be modified if the extent to which the Bank will benefit from its use for a different period than the mentioned above is demonstrated. Expenditure on research activities is recorded as an expense incurred in the year and cannot be subsequently capitalized. 15. Non-current assets held for sale Non-current assets held for sale and discontinued operations Per the IFRS 5, 'Non-current assets held for sale and discontinued operations', a non-current asset is classified as held for sale if their carrying amount will be recovered mainly through a sale transaction rather than through continued use. To apply the above classification, the asset must meet the following requirements: • It must be available in its current conditions for immediate sale, and a sale must be highly probable. • For it to be highly probable, the appropriate management level must be engaged in a plan to sell the asset (or group of assets for its disposal). Also, a program to find a buyer and completing said purchase must have been actively initiated. • Furthermore, the sale should be expected to qualify for recognition as a completed sale within one year of the classification date. Assets classified in this way will be measured at the lower of their carrying amount or their fair value less costs to sell. As of December 31, 2025, the Bank has fixed assets that meet the definition of non-current assets held for sale, which amount to approximately Ch$29,003 million. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 26

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Assets received or awarded in lieu of payment The goods received or awarded in lieu of payment of loans and accounts receivable from clients are recorded, in the case of assets awarded in lieu of payment, at the price agreed between the parties or, conversely, in those cases where there is no agreement between them, by the amount for which the Bank acquired said assets in a judicial auction. In both cases, an independent assessment of the market value of the goods is determined based on the state in which they are acquired. If the value of loans and receivables exceeds the fair value of the asset received or foreclosed as payment minus selling cost, the difference is recorded in the Consolidated Statements of Income under 'Credit loss expenses'. These assets are subsequently valued at the lower amount between the initially recorded figure and the net realizable value, which corresponds to their fair value (liquidation value determined through an independent appraisal) minus their respective costs of sale. The differences between the two are recognized in the Consolidated Statements of Income under 'Other operating expenses'. At the end of each year, the Bank reviews the selling cost of assets received or foreclosed in payment, which is then applied from that date onwards and into the following year. In December 2024, the average cost was estimated at 7.15% of the appraised value (7.11% as of December 31, 2024). In addition, a review of the appraisals by an independent is carried out every 18 months to adjust the fair value of the assets. In general, it is estimated that these assets will be disposed of within one year from the date they are acquired. In compliance with the provisions of Article 84 of the General Banking Law, those assets that are not sold within such period are written off in a single installment, and an extension is requested from the CMF. 16. Income and expense recognition The most important criteria used by the Bank to recognize its revenues and expenses are summarized as follows: a. Interest revenue, interest expense, and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method. Nevertheless, the Bank ceases to recognize income on an accrual basis when a loan or one of its installments is 90 days overdue. This means that interest, adjustments or commissions are not recognized in the Consolidated Statements of Income unless effectively received. These interest and readjustments are generally referred to as 'suspended' and are recorded in memorandum accounts, which do not form part of the Consolidated Statements of Financial Position but are reported as part of the supplementary information therein (Note 30 and 31). Interest incomes of previous 'transactions with suspended accrual' are only recognized again when the debtor is up to date with its obligations. b. Commissions, fees and similar items Fee and commission income and expenses are recognized in the Consolidated Statements of Income using the criteria set out in IFRS 15, ‘Revenue from contracts with customers’. Under IFRS 15, 'Revenue from contracts with customers', the Bank recognizes revenue when it satisfies its performance obligations by transferring the service (an asset) to the customer. Under this definition, an asset is transferred when the customer obtains control over the asset. The Bank considers the contractual terms and its traditional business practices for determining the transfer price. The transfer price is the amount of compensation the entity expects to be entitled in order to transfer committed goods and services to the customer, excluding amounts collected on behalf of third parties. The Bank consistently applies the recognition method for each performance obligation, whether it is satisfied over time or at a specific point in time. The main income arising from commissions, fees, and similar items are: • Credit prepayment fees, which include fees related to customer prepayments of credit operations. • Fees and commissions on loans with letters of credit, which comprise fees and commissions related to granting loans with letters of credit. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 27

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • Fees for lines of credit and overdraft fees, which refer to fees accrued during the year to grant credit lines and current account overdrafts. • Fees for guarantees and letters of credit, which include fees accrued during the year to grant payment guarantees for real or contingent third-party obligations. • Card service fees. These refer to fees earned and accrued for the year related to the usage of credit, debit and other cards. • Account administration fees. These comprise fees incurred for maintenance of current, savings and other accounts. • Fees and commissions for collections and payments, which include fees and commission income generated by the Bank's collections and payment services. • Commissions for brokerage and administering securities, which refer to income from commissions generated on brokerage, issuances, administration, and custody of securities. • Remuneration for the administration of mutual funds, investment funds or others, which comprises commissions from fund management companies separated by type of client (natural or legal person). • Insurance intermediation and consultancy fees, which include income generated through insurance sales, separated by the type of insurance brokered. • Fees for financial leasing transaction services, which refer to those financial leasing services in which the Bank acts as a lessor. • Securitization fees, which include fees for securitization services. • Fees for financial advisory services, which comprise those involved in advisory services concerning the issuance and placement of financial instruments, restructuring and funding financial liabilities, sale and purchase of companies, and others. • Other commissions earned, which include income generated by currency exchanges, issuing cashier checks and guarantee slips, trust commissions, foreign trade operations, student loan administration, and other services. Commission expenses comprise: • Card transaction fees, which involve commissions generated by credit cards, debit cards and the provision of funds related to the income generated from card service fees. • License fees of card brands. These are fees paid to the main card brands: credit, debit and provision of funds. • Other fees for services linked to the credit card system and cards with the provision of funds. • Expenses for loyalty and merit program obligations for card clients. They refer to expenses related to customer benefit programs related to the use of cards. • Fees for securities transactions. They comprise fees for deposit, safekeeping and brokerage of securities, investments in mutual funds, stock exchanges, central counterparty and market infrastructure services. • Other fees for services received. They include securities services, foreign trade, correspondent banking, ATMs and wire transfer fees. • Fees for clearing high-value payments, which include fees to ComBanc, CCLV, etc. The relationship between the Segment Note and the disaggregated income is presented in Note 32 Commission Income and Expenses. The Bank maintains loyalty plans associated with its credit cards, which under IFRS 15 “Revenue from ordinary activities from contracts with customers” have the necessary provisions to meet the delivery of the committed future performance obligations, or said obligations are settled immediately when they are generated. c. Non-financial income and expenses These are recognized under the criteria established in IFRS 15, 'Revenue from contracts with customers', identifying the performance obligation and when they are satisfied (accrued). d. Commissions in the origination of loans Financial fees and commissions arising from the origination of loans, mainly origination or research and information gathering fees are accrued and recognized in the Consolidated Statements of Income over the life of the loan. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 28

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 17. Provisions for credit risk on loans and receivables and contingent liabilities The Bank continuously" evaluates the entire portfolio of loans and contingent loans, as established by the FMC, to promptly create sufficient provisions to cover the expected loss linked with the debtors' characteristics and their loans based on payment and subsequent recovery. The Bank uses the following models established by the FMC and approved by the Board of Directors to assess its loan and contingent loan portfolio: • Individual assessment of debtors – This applies to debtors recognized as individually significant, that is, with substantial levels of debt, and to those who, even if not significant, are not able to be classified in a group of financial assets with similar credit risk characteristics, and which, due to their size, complexity or level of exposure, require detailed analysis • Group assessment of debtors - Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student credit exposures and exposures to debtors that simultaneously meet the following conditions: i. The Bank has an aggregate exposure to the same counterparty of less than UF 20,000. The aggregate exposure is considered as the gross amount before provisions or other mitigation factors. It also includes residential mortgages in the calculation. Concerning off-balance sheet items (contingent loans), the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio of loans assesses on a group basis. Group assessments are suitable for dealing with many transactions, each of a low amount, involving individuals or small companies. The Bank groups debtors with similar credit risk characteristics by associating each group with a certain probability of non- performing and a recovery rate based on a substantiated historical analysis. To this end, the Bank implemented the standard model for mortgage and commercial loans and its internal model for consumer loans. A. Provisions for individual assessments The individual assessment of a commercial loan debtors is necessary, as established by the FMC, in the case of companies that require detailed knowledge and analysis due to their size, complexity, or level of exposure to the entity. The analysis of debtors focuses firstly on their credit quality. Then, it classifies them in the risk category corresponding to the debtor and their respective credit operations and contingent loans after assigning them to one of the three portfolio statuses: Normal, Substandard or Impaired. The risk factors used in this analysis are the industry or sector, business situation, partners and management, the company's financial situation and ability to pay, and payment behavior. The portfolio categories and their definitions are as follows: 1. Normal Portfolio includes debtors in which their payment capacity will permit them to pay their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6. 2. Substandard Portfolio includes debtors with financial difficulties or significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories B1 to B4. 3. Impaired Portfolio includes debtors and their credits for which repayment is considered remote, as they show a deteriorated or no payment capacity. This portfolio includes debtors who have stopped paying their debts or with obvious indications that they will stop paying, as well as those that require a forced restructuring of debts, reducing the obligation or postponing the term of the principal or interest, and any debtor who is in arrears equal to or greater than 90 days in the payment of interest or capital. The classifications assigned to this portfolio are categories C1 to C6. Normal and Substandard Portfolio As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a probability of default and severity, which result in the expected loss percentages: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 29

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Portfolio Debtor's Category Probability of Non- performance (%) Severity (%) Expected Loss (%) Normal Portfolio A1 0.04 90.00 0.0360 A2 0.10 82.50 0.0825 A3 0.25 87.50 0.2188 A4 2.00 87.50 1.7500 A5 4.75 90.00 4.2750 A6 10.00 90.00 9.0000 Substandard Portfolio B1 15.00 92.50 13.8750 B2 22.00 92.50 20.3500 B3 33.00 97.50 32.1750 B4 45.00 97.50 43.8750 The first step to determine the amount of provisions is to assess the affected exposure, which comprises the book value of loans plus contingent loans, minus the amounts that are feasible to recover through the execution of financial collateral or other collateral covering the operations. To this exposure, the respective loss percentages are applied. In the case of collateral, the Bank must demonstrate that the value assigned to the deduction reasonably reflects the value that can be realized from the disposal of the assets or equity instruments. If the debtor's credit risk is substituted for the guarantor's credit quality, this methodology will only apply if the guarantor or surety is an entity qualified in a category similar to investment grade by a local or international rating agency recognized by the FMC. Under no circumstances may an endorsed valuable be deducted from the exposure amount, a procedure applicable only in the case of financial guarantees or real collateral. Notwithstanding the above, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio. Impaired Portfolio The impaired portfolio includes all loans and the entire value of contingent loans of the debtors overdue by 90 days or more on a single payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans overdue by 60 days or more and debtors who have undergone forced restructuring or partial debt forgiveness. The impaired portfolio excludes: a) residential mortgage loans, with payments overdue less than 90 days; and b) loans to finance higher education granted according to Law No 20,027, that do not fulfil the non-performing conditions outlined in Circular No 3,454 of December 10, 2008. The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, deducting the value of recoverable collateral and deducting the present value of recoveries made through collection services after the related expenses. Once the expected loss range is determined, the related allowance rate is applied over the exposure amount, including loans and contingent loans related to the debtor. The allowance rates applied over the calculated exposure are as follows: Classification Estimated range of loss Allowance C1 Up to 3% 2% C2 Between 3% and 20% 10% C3 Between 20% and 30% 25% C4 Between 30% and 50% 40% C5 Between 50% and 80% 65% C6 More than 80% 90% Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 30

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued All the debtor's loans are maintained in the Impaired Portfolio until its payment ability is normalized, notwithstanding the charge-off of each loan that meets Title II of Chapter B-2 of the CASB. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met: i. The debtor has no obligations overdue with the Bank for 30 consecutive days or more. ii. The debtor has not been granted loans to refinance its obligations. iii. At least one of the payments includes the amortization of capital. iv. Two payments must already be made if the debtor has made partial loan payments in the last six months. v. If the debtor must make monthly payments, four consecutive installments must have been paid. vi. The debtor does not appear to have bad debts in the information provided by the FMC, except for insignificant amounts. B. Provisions for group assessments Group assessments are relevant for residential mortgage and consumer credit exposures, in addition to commercial student loan exposures and debtor exposures that simultaneously meet the following conditions: i. The Bank has an aggregate exposure (the exposure on the same Business Group at a consolidated level) to the same counterparty of less than UF 20,000. The aggregate exposure is considered gross of provisions or other mitigating factors and includes residential mortgage loans for its calculation. Concerning off-balance sheet items, the gross amount is calculated by applying the credit translation factors defined in Chapter B-3 of the CASB. ii. Each aggregate exposure to a single counterparty does not exceed 0.2% of the total portfolio evaluated under group assessment. To determine provisions, group assessments require the creation of groups of loans with homogeneous qualities in terms of the type of debtors and contracted loan terms in order to establish, using technically sound estimates and prudential criteria, the payment behavior of the group and the recoveries of its non-performing loans. This is done using a model based on the characteristics of the debtors, payment history, outstanding loans and delinquency, among other relevant factors. The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate provisions for the group- assessed portfolio. These include commercial loans for debtors who are not individually assessed, residential mortgage loans and consumer loans (including installment loans, credit cards and overdraft facilities). This methodology helps to independently identify the portfolio's performance one year ahead and determines the provision necessary to cover the losses arising in the period of one year from the balance sheet date. Clients are segmented according to their internal and external characteristics into groups or profiles to differentiate the risk of each portfolio in a more appropriate and orderly manner (client-portfolio model). This is known as the profile assignment method. The profile assignment method is based on a statistical construction method, constituting a relationship through a logistic regression between variables such as non-performance, external credit behavior, sociodemographic variables, and a response variable that determines a customer's risk, which in this case is non-performance equal to or greater than 90 days. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP), also known as a Probability of Default (PD), and a recovery rate based on a substantiated historical analysis known as Loss Given Default (LGD). Therefore, once the client has been assigned a profile and a PNP and a LGD has been set for their type of loan, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and receivables from the customer, plus contingent loans, minus any amount that can be recovered by activating collateral (for loans other than consumer loans). Notwithstanding the above, in establishing provisions related to mortgage and commercial loans, the Bank must recognize minimum provisions according to standard methods established by the FMC for those types of loans. While this is considered a conservative minimum base, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining adequate provisions to cover the portfolio's credit risk. Provisions must be made considering the higher value obtained between the respective standardized method and the internal method. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 31

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Standard method of provisions for group assessments 1. Residential mortgage portfolio Under the CASB, the Bank applies the standard provisioning method for residential mortgages. Under this method, the expected loss factor applicable to the number of residential mortgage loans will depend on the delinquency of each loan and the ratio, at the end of each month, between the outstanding principal amount of each loan and the value of the mortgage collateral (loan-to-value or LTV) that covers it. The relevant provisioning factor according to delinquency and LTV is as follows: LTV Range Days past due at month-end 0 1-29 30-59 60-89 Impaired portfolio LTV ≤ 40% PNP(%) 1.0916 21.3407 46.0536 75.1614 100 LGD (%) 0.0225 0.0441 0.0482 0.0482 0.0537 EL (%) 0.0002 0.0094 0.0222 0.0362 0.0537 40% < LTV ≤ 80% PNP(%) 1.9158 27.4332 52.0824 78.9511 100 LGD (%) 2.1955 2.8233 2.9192 2.9192 3.0413 EL (%) 0.0421 0.7745 1.5204 2.3047 3.0413 80% < LTV ≤ 90% PNP(%) 2.515 27.93 52.58 79.6952 100 LGD (%) 21.5527 21.66 21.92 22.1331 22.231 EL (%) 0.5421 6.0496 11.5255 17.639 22.231 LTV > 90% PNP(%) 2.74 28.43 53.08 80.3677 100 LGD (%) 27.2 29.03 29.59 30.1558 30.2436 EL (%) 0.7453 8.2532 15.7064 24.2355 30.2436 LTV= (Loan-to-Value Ratio) unpaid loan principal/value of the mortgage collateral. EL = Expected loss This standardized approach will also be applied to residential leasing transactions, following the same criteria described above and considering the leased asset value equivalent to the amount of the mortgage collateral. If the same debtor holds more than one residential mortgage loan with the Bank and one is overdue by 90 days or more, all these loans will be assigned to the impaired portfolio, with provisions calculated for each according to their respective LTV percentages. In the case of residential mortgage loans linked to housing and subsidy programs of the State of Chile, provided that they are contractually covered by the auction insurance supplied by the latter, the provisioning percentage may be weighted by a loss mitigation (LM) factor, which depends on the LTV percentage and the value of the house in the deed of sale (V). Therefore, the LM factors to be applied to the corresponding provisioning percentage are presented in the table below: Loss mitigation (LM) factor for loans with state auction insurance LTV Range Segment V: Deeded house price (UF) V<1,000 1,000< V <= 2,000 LTV <= 40% 100 40% < LTV <= 80% 80% < LTV <=90% 95 96 LTV > 90% 84 89 2. Commercial loan portfolio Following the CASB, the Bank applies the standard model of provisions for commercial loans in the group portfolio, depending on whether it corresponds to commercial leasing, student or other commercial loans. Before implementing the standard method, the Bank used internal models to determine provisions for commercial loans assessed on a group basis. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 32

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued i. Commercial leasing operations For these operations the provision factor must be applied to the current value of commercial leasing operations (including the purchasing option at the end of the lease). Therefore, it will depend on the delinquency of each operation, the type of leased asset and the relationship, at the closing of each month, between the current value of each operation and the value of the leased asset (LTV), as indicated in the following tables: Probability of Non-Performance (PNP) applicable according to delinquency and type of asset (%) Days past due at the end of the month Type of asset Real estate Non-real estate 0 0.79 1.61 1-29 7.94 12.02 30-59 28.76 40.88 60-89 58.76 69.38 Non-performing portfolio 100 100 Loss Given Default (LGD) applicable by PVB range and type of asset (%) LTV range (*) Real estate Non-real estate LTV ≤ 40% 0.05 18.2 40% < LTV ≤ 50% 0.05 57 50% < LTV ≤ 80% 5.1 68.4 80% < LTV ≤ 90% 23.2 75.1 LTV > 90% 36.2 78.9 (*) LTV= Current value of operation/leased asset value The LTV ratio will be determined considering the appraisal value, expressed in UF for real estate and pesos for non-real estate, recorded at the time of granting the respective loan, considering any situations that may be causing temporary rises in the asset price at that time. ii. Student loans For these operations, the provision factor should be applied to the student loan and the exposure of the contingent loans, when applicable. The determination of this factor depends on the type of student loan and the enforceability of the payment of capital or interest at the end of each month. When payment is due, the factor will also depend on the delinquency of the loan. For the loan classification, a distinction is made between those granted for financing higher studies under Law No 20,027 (CAE) and, on the other hand, the CORFO guaranteed loans or other student loans. Probability of Non-Performance (PNP) according to enforceability, delinquency and type of loan (%) Presents payment enforceability or interest at month-end Days past due at month-end Type of student loan CAE CORFO and others Yes 0 5.2 2.9 1-29 37.2 15 30-59 59 43.4 60-89 72.8 71.9 Non-performing portfolio 100 100 No N/A 41.6 16.5 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 33

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Loss Given Default (LGD) and type of asset (%) Presents payment enforceability or interest at month-end Type of student loan CAE CORFO and others Yes 70.9 No 50.3 45.8 iii. Generic commercial loans and factoring For factoring transactions and other commercial loans, the provisioning factor, applicable to the amount of the loan and the contingent loan exposure, will depend on the delinquency of each transaction and the ratio at the end of each month between the debtor's obligations to the Bank and the value of the collateral (LTVC) securing them, as indicated in the following tables: Probability of Non-Performance (PNP) applicable according to delinquency and LTVC range (%) Days past due at month-end Guarantee No collateral LTVC ≤ 100% LTVC > 100% 0 1.86 2.68 4.91 1-29 11.6 13.45 22.93 30-59 25.33 26.92 45.3 60-89 41.31 41.31 61.63 Non-performing portfolio 100 100 100 Loss Given Default (LGD) applicable according to LTVC range (%) Collateral (with/without) LTVC Range Factoring and other commercial loans without responsibility of assignor Factoring with responsibility of assignor Collateral LTVC ≤ 60% 5 3.2 60% < LTVC ≤ 75% 20.3 12.8 75% < LTVC ≤ 90% 32.2 20.3 90% < LTVC 43 27.1 No collateral 56.9 35.9 The collateral used to calculate the LTVC ratio of this method may be of a specific or general nature or those that are simultaneously specific and general in nature. However, a collateral can only be considered if, according to the respective coverage clauses, it was set in the first degree of preference in favor of the Bank and it only guarantees the debtor's credits concerning which it is attributed (not shared with other debtors). The invoices assigned in the factoring operations, or the guarantees linked to mortgage loans, regardless of their coverage clauses, will not be considered in the calculation. The following considerations must be taken into account when calculating the LTVC ratio: i. Transactions with specific guarantees: those in which the debtor provided specific guarantees for generic commercial loans and factoring. The LTVC ratio is calculated separately for each secured transaction as the division between the loan amount and the contingent loan exposure over the collateral's value. ii. Transactions with general guarantees: when the debtor is granted general or general and specific guarantees, the Bank calculates the corresponding LTVC jointly for all generic commercial loans, factoring and operations not contemplated in the above paragraph i), as the division between the sum of the amounts of loans and contingent loan exposures over the general or specific guarantees that, according to the scope of the remaining coverage clauses, protect the loans considered in the numerator of the ratio mentioned above. The amounts of collateral used in the LTVC ratio in (i) and (ii) should be determined according to the: • The collateral’s last valuation, whether in its appraisal or fair value, depending on the type of collateral in question. The criteria in Chapters 7-12 of the Updated Collection of Banking Regulations (from now on: UCBR) should be considered to determine fair value. • Possible situations that could be causing temporary rises in the values of the collaterals. • Limits to the amount of coverage established in their respective clauses. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 34

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 3. Consumer loan portfolio Expected Loss (EL), which corresponds to the product of Probability of Default (PD) and Loss Given Default (LGD), will be uniformly applied to all consumer loans and contingent loans that the borrower holds with the bank and its subsidiaries in Chile, including consumer leasing operations. In the case of contingent operations, the exposure measure must be calculated in accordance with the provisions set forth in Chapter B-3 of the CASB issued by the FMC, the latest update which was published on March 6, 2024 (Circular No. 2,346). To define the value of the PNP, the following factors must be calculated for each borrower: • Delinquency level at the bank: this corresponds to the maximum delinquency level (in days) in the consumer portfolio, including consumer leasing operations, that the borrower has with the bank at the end of the month for which provisions are being determined. For clients with more than one operation, the highest value among them will be used. This variable must be measured across all entities that make up the institution’s global consolidated level. • 30-day delinquency in the financial system: this indicates whether the borrower has at least one direct debt with delinquency equal to or greater than 30 days in any of the 3 months prior to the provisioning month. To construct this variable, the borrower's delinquency across all known credit providers should be considered, using the debtor list compiled by the FMC, as well as the Bank’s own global consolidated data and various financial products. Only debts with communication restrictions under Law No. 19,628 on the Protection of Private Life should be excluded. • Ownership of a mortgage loan: this variable identifies whether the borrower has a current residential mortgage loan in the financial system. For this, the Bank must use the most recent available information at the time provisions are calculated, considering the debtor list compiled by the FMC, in addition to the Bank’s own global consolidated data. Based on the above variables, the PNP is determined according to the following table: With a residential mortgage loan in the system Without a residential mortgage loan in the system Maximum level of delinquency in the month and bank (interval in days that includes extremes) No over due loan loans of more than 30 days in the system With over due loan loans of more than 30 days in the system No over due loan loans of more than 30 days in the system With over due loan loans of more than 30 days in the system 0 and 7 3.3% 14.6% 6.6% 19.8% 8 and 30 20.4% 41.6% 30.6% 48.5% 31 and 60 50.2% 63.0% 65.1% 66.3% 61 and 89 62.6% 81.7% 72.3% 86.9% If the borrower is in default (>90 days), the assigned PNP will be 100%. To determine the value of the LGD, it must be identified whether the borrower has a residential mortgage loan in the system (as defined for PNP), and the type of loan involved. The LGD to be used is defined in the table below: Leasing operations and auto loans Installments loans Credit card, overdraft and other consumer loans With residential mortgage loan in the system 33.2% 47.7% 49.5% Without residential mortgage loan in the system 33.2% 56.6% 60.3% The assignment of the LGD value should follow these guidelines: • "Leasing operations and auto loans" include loans whose purpose is to finance the acquisition of personal-use vehicles, which are pledged as collateral in favor of the institution. This category also includes financial consumer leasing operations recorded under item 14800 04 00 of the CASB of the FMC. • "Installment Loans" correspond to those recorded under item 14800 01 00 of Chapter C-3 of the CASB (Consumer loans in installments), provided they were granted following the signing of a promissory note that clearly states the principal amount, term, interest rate, and number of installments, without a predefined use of the funds (unrestricted use by the borrower), and do not fall into the previous category. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 35

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • If a loan does not fall under either of the two definitions above but is classified under line 14800 00 00 (Consumer loans) of the CASB, the LGD value assigned to the “Credit cards, credit lines, and other consumer loans” category should be applied. C. Provisions for contingent loans Contingent loans are transactions or commitments in which the Bank assumes a credit risk by obliging itself vis-à-vis third parties upon a future event to make a payment or a disbursement to be recovered from its clients. To calculate the provisions as indicated in Chapter B-1 of the CASB, the amount of exposure to be considered shall be equal to the percentage of the contingent claim amounts indicated below: Type of loan Credit Translation Factors (CTF) Immediately repayable unrestricted credit lines 10% Contingent loans linked to student loan (CAE) 15% Letters of credit for goods movement operations 20% Other unrestricted credit lines 40% Debt purchase commitments in local currencies abroad 50% Transactions related to contingent events 50% Guarantees and sureties 100% Other credit commitments 100% Other contingent loans 100% In the case of transactions with clients with non-performing loans, such exposure shall always equal 100% of their contingent loans. D. Collateral and credit enhancements Collateral is only considered in calculating provisions when they are legally established and when the conditions allowing their eventual activation or settlement in the Bank's favor are met. Collateral valuation (mortgages or pledges) reflects the net cash flow obtained from selling goods or equity instruments, or from capital minus estimated expenses in the event of a debtor's non- performance. For mortgages and pledges on goods, the Bank undertakes analyses that reflect the relationship between the prices obtained in an eventual settlement and their appraisal or foreclosure values. Nevertheless, the valuations of mortgages and other goods received are based on valuations carried out by independent professionals, while maintenance and transaction costs are based on historical data from at least 3 years prior. The Bank has the necessary collateral revaluation standards in place. Financial collateral, measured through fair value adjustments, may only be deducted from credit risk exposures when they are provided to secure the performance of the credits concerned. The adjusted fair value is obtained by applying the interest rate and currency volatility discount factors established by the FMC and subtracting settlement costs. Determining provisions in the case of leased assets considers the value obtained on the disposal of the leased assets, considering the impairment that these may present, and the expenses related to their redemption and liquidation or eventual relocation. Determining provisions for factoring loans considers that the counterparty is the assignor of the documents endorsed to the Bank when the factoring is with liability and the debtor when the assignment is without liability of the assignor. E. Additional provisions According to FMC regulation, banks can establish provisions over the already described limits to protect themselves from the risk of non-predictable economic fluctuations that could affect the macroeconomic environment or a specific economic sector. As set out in number 9 of Chapter B-1 of the CASB of the FMC, these provisions shall be reported on the liability side in the same way as provisions on contingent claims. F. Provisions related to financing with FOGAPE guarantee Covid-19 The FMC requested that specific provisions be determined for loans secured by the FOGAPE Covid-19 guarantee, for which the expected loss must be determined. This is done by estimating the risk of each transaction, dismissing the guarantor's credit quality substitution, and following the appropriate individual or group analysis method per the clauses of the CASB Chapter B-1. This calculation must be made on an aggregate basis, grouping all transactions to which the same deductible percentage is applicable. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 36

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued Hence, the total expected loss resulting from the aggregate calculation of each transaction group must be compared with the total deductible corresponding to them. When the expected loss of the transactions of a group with the same deductible percentage is determined to be equal to or less than the aggregate deductible, the provisions are set without considering the FOGAPE Covid-19 guarantee, that is, without replacing the creditworthiness of the direct debtor for that of the guarantor. When they surpass the aggregate deductible, the provisions shall be determined using the substitution method set out in the CASB paragraph 4.1(a) of Chapter B-1 and shall be recognized in accounts separate from commercial, consumer and residential mortgage provisions. G. Provisions established for credit risk as a result of supplementary prudential requirements This corresponds to the provisions for credit risk required by the Committee’s prudential instructions in relation to credit risk management assessments under Chapters 1-13 of the UCBR and that do not qualify as provisions established per the definitions in Chapter B-1 of the CASB. H. Distressed loans and suspension of accrual Distressed loans, in the case of individual assessment, is made up of the loans classified in the Impaired Portfolio plus categories B3 and B4 of the Substandard Portfolio. In the case of group assessment, it includes the credits of the Impaired Portfolio. The Bank ceases to recognize income on an accrual basis in the Consolidated Statements of Income when the loan or one of its installments is 90 days overdue. From the date interest is suspended until they are no longer impaired, loans shall not be credited with interest, adjustments or fees in the Consolidated Statements of Financial Position. No income from such loans shall be recognized in the Consolidated Statements of Income unless effectively received. I. Charge-offs As a general rule, charge-offs should be applied when the contractual rights to the cash flows expire. The charge-offs in question refer to the derecognition in the Consolidated Statements of Financial Position of the assets corresponding to the respective transaction, including that part which may not be overdue in the case of a loan payable in installments or a leasing transaction (there are no partial charge-offs). This includes overdue, past-due and current installments, with the term corresponding to the time elapsed since the date on which payment of all or part of the obligation is in delinquency. Charge-offs are always booked against the credit risk provisions set up under Chapter B-1 of the CASB, regardless of the reason for the write-off. Charge-offs should be carried out in the following circumstances, whichever occurs first: 1. Based on all available information, the Bank concludes that it will not obtain flows from the loans recorded as an asset. 2. When an unencumbered claim is 90 days old since it was registered as an asset. 3. Upon expiration of the statute of limitations for actions to claim collection through an enforceable judgment or at the time of the rejection or abandonment of the enforcement of the title by an enforceable court decision. 4. When the period of arrears of a transaction reaches the time limit for charge-offs set out below: Type of loan Term Consumer loans with or without collateral 6 months Other transactions without collateral 24 months Commercial loans with collateral 36 months Mortgage loans 48 months Consumer leasing 6 months Other non-mortgage leasing transactions 12 months Mortgage leasing (household and business) 36 months Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 37

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued J. Recovery of loans previously written off and receivables from clients Subsequent payments on written-off transactions shall be recognized in the profit or loss statement as recoveries of charged-off loans. When a recovery is perceived in the form of an asset received in lieu of payment, the income is recognized as the amount by which they are incorporated into the asset under the provisions of the Chapter of the CASB regarding Assets Received or Awarded in Lieu of Payment. The same approach is followed if the leased goods are recovered after a leased transaction is written off when such goods are incorporated as an asset. 18. Impairment of financial assets other than loans and receivables and contingent loans The Bank applies IFRS 9 'Financial Instruments' to determine the impairment of financial assets measured at fair value through other comprehensive income and financial assets at amortized cost other than loans and contingent receivables. The estimate involves calculating the potential credit losses that could be observed on a financial instrument due to differences between the future cash flows under the original contract and the cash flows expected to be received, always ensuring at all times that the results obtained are appropriate to the reality of the transactions, the current economic environment and the available forward-looking information. This model uses a dual measurement approach in which the impairment provision is measured as follows: • Credit loss expected at 12 months: it represents expected credit losses arising from default events on a financial instrument that may arise within 12 months from the reporting date. • Lifetime expected credit loss: it represents the expected credit losses arising from default events over the expected life of a financial instrument. At each reporting date, an entity must measure the provision as equal to the 'lifetime expected credit loss' if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, if the credit risk of a financial instrument has not increased significantly at the reporting date since initial recognition, an entity shall measure the loss allowance for that financial instrument at an amount equal to 'expected credit loss over the next 12 months'. When making such an assessment, an entity compares the default risk of a financial instrument at the reporting date with that of its initial recognition, as well as considering reasonable and tenable information made available without unnecessary cost or effort, indicating the growth of credit risk since its initial recognition (on a group or individual basis). Based on changes in credit quality, IFRS 9 describes a 'three-step' impairment model according to the following diagram: Change in credit quality since initial recognition Phase 1 Phase 2 Phase 3 Initial recognition Significant increase in credit risk since initial recognition Credit-impaired assets Credit loss expected in 12 months Lifetime credit loss Lifetime credit loss Reasonable and tenable information refers to information readily available at the reporting date without unreasonable cost or effort, including information about past events, current conditions and forecasts of future economic conditions. When contractual payments are overdue by 30 days or more, the Bank considers that the credit risk of a financial asset has increased significantly, but this is not the only indicator. Measurement of expected credit loss Expected credit loss estimates the weighted probability of credit losses over the financial instrument's expected life, that is, the present value of all cash shortfalls. The three components of the measurement of expected credit loss are: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 38

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued • PNP: The probability of default estimates the probability of non-performance over a given time frame. • LGD: Loss-given default estimates the loss that would occur in the event of a default at a given time. • EAD: Exposure at default is an estimate of the exposure at a future date of non-performance, considering expected exposure changes after the reporting date, including repayments of principal and interest, whether contractually scheduled or otherwise, and interest on defaults. The parameters used for the calculation of impairment provisions were developed based on the structure of the internal models used and take into account the experience acquired in the regulatory and management areas, as well as the stages in which each financial asset is classified, including forward-looking information, point-in-time (PIT) view, multiple scenarios, calculation of losses for the entire life of the operation through lifetime PNP, among others. Collateral and other credit enhancements are considered to measure expected credit loss. Determination of a significant increase in risk For the classification in phase 2, an assessment of whether there is a significant increase in credit risk (SICR) from the initial recognition of the transactions is undertaken. For this, a series of principles that ensure that all financial instruments are subject to this assessment is used, which considers the particularities of each portfolio and type of product based on various quantitative and qualitative indicators. All of this is subject to the expert judgment of analysts, who set the thresholds under appropriate management integration and implement it under the approved governance. The judgment and criteria used to establish thresholds are based on several principles. The principles are as follows: • Universal: all financial instruments with a credit rating must be assessed for their potential SICR. • Proportional: the definition of the SICR should consider each portfolio's particularities. • Materiality: its implementation should also be consistent with each portfolio's relevance to avoid unnecessary cost or effort. • Holistic view: the selected approach should combine the most relevant aspects of credit risk (i.e. quantitative and qualitative). • Application of IFRS 9: the approach should consider the features of IFRS 9, focusing on a comparison with credit risk at initial recognition and considering forward-looking information. • Risk management integration: criteria should be consistent with those metrics considered in day-to-day risk management. • Documentation: Appropriate documents must be prepared To classify a financial instrument in phase 2, we consider the following criteria: • Quantitative criteria: changes in the risk of a default occurring over the expected life of the financial instrument are analyzed and quantified relative to its level of credit risk at inception. For this purpose, quantitative thresholds have been defined for the portfolios. These thresholds can be expressed as an absolute or relative increase in the probability of default. • Qualitative criteria: using expert judgment, we use various indicators aligned with those used in ordinary credit risk management (defaults over 30 days, refinancing, etc.). • Definition of default: this definition entails the application of various criteria to classify exposures as phase 3, including transactions in default for 90 consecutive days or identifying other criteria that demonstrate that the counterparty can meet all of its financial obligations. • Expected life of the financial instrument: we estimate the expected life of a financial instrument considering all contractual terms (e.g. prepayments, duration, repurchase agreements, etc.). Recognition of expected credit loss An entity shall recognize in its financial results a gain or loss caused by value impairment as the amount of the expected credit loss (or releases) by which the value is adjusted given the losses that have occurred by the reporting date to capture the amount that requires recognition accurately. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 39

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued For assets measured at fair value through other comprehensive income, the book value of the instruments is understood as the fair value. Therefore, the recognition of impairment does not affect the carrying amount of such instruments and is reflected as a movement between other comprehensive income (a deduction from fair value) and results at each reporting date. In the case of assets measured at amortized cost, impairment is presented through a complementary account that reduces the asset's value. 19. Impairment of non-financial assets The Bank's non-financial assets are reviewed at each reporting date of the Consolidated Financial Statements for indications of impairment (i.e., when the carrying amount exceeds the recoverable amount). If such indications exist, the asset's recoverable amount is estimated to determine the extent of the impairment loss. The recoverable amount is the higher of fair values minus disposal costs and value in use. In assessing value in use, estimates of cash inflows or outflows shall be discounted to present value using the pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks for which estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be lower than its carrying amount, the carrying amount is reduced to the recoverable amount. The impairment loss is recognized immediately in profit or loss. In relation to other assets, impairment losses recognized in prior periods are evaluated at each reporting date for any indication that the loss has decreased and should be reversed. The increase in the carrying value of an asset other than goodwill attributed to a reversal of the impairment loss will not exceed the carrying amount that could have been obtained (net of amortization or depreciation) if an impairment loss had not been recognized for said asset in previous periods. The impairment loss recognized in goodwill will not be reversed. 20. Provisions, contingent assets and liabilities Provisions are liabilities whose amount or maturity are uncertain. These provisions are recognized in the Consolidated Statements of Financial Position when all the following requirements are met: i. It is a current obligation (legal or constructive) as a result of past events and, ii. as of the publication date of the financial statements, the Bank will probably have to expend resources to settle the obligation and; iii. the amount of these resources can be reliably measured. Contingent assets or contingent liabilities encompass all potential rights or obligations arising from past events. These are only confirmed if one or more uncertain future events occurs, which are not within the Bank's control. The Consolidated Financial Statements reflect all significant provisions for which the probability of meeting the obligation is estimated to be more likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of the accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligation covered as follows: • Provisions for employee benefit obligations. • Provisions for lawsuits and litigations. • Provisions for operational risk. • Provisions for mandatory dividends. • Provisions for contingent loan risks. • Provisions for contingencies. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 40

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 21. Income tax and deferred taxes The Bank recognizes, where appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amounts of assets, liabilities and their tax bases. Deferred tax assets and liabilities are calculated using the tax rate applied in the year the deferred tax assets and liabilities are realized or settled according to current tax legislation. The future effects of tax legislation or tax rate changes are recognized in deferred taxes from when the law approving such changes is published. Current tax assets relate to provisional payments in excess of the provision for income tax or other income tax credits, such as training expenses or donations to universities. In addition, the monthly provision payments to be recovered for profits absorbed by tax losses should be included. In the case of liabilities, they correspond to the provision for income tax calculated based on the tax results for the period, minus the mandatory or voluntary provisional payments and other credits applied to this obligation. For presentation in the Consolidated Statements of Financial Position, in accordance with IAS12, the tax position at the tax entity level should be offset, as appropriate, and subsequently, the net balances per tax entity should be added at the consolidated level. 22. Employee benefits i. Post-employment benefits – Defined Benefit Plan: According to the current collective labor covenant and other agreements, Banco Santander-Chile has an additional benefit available for its main executives, consisting of a pension plan, aiming for them to have the necessary funds for a supplementary pension upon retirement. Plan Features: The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are: i. Aimed at the Bank's upper management. ii. The general requirement is that the beneficiary must still hold their position within the Bank by the time they turn 60 years old. iii. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. Periodic contributions will equal the amount each manager commits to their voluntary contribution plan. iv. The Bank will be responsible for granting the benefits directly. To determine the present value of the defined benefit obligation and the current service cost, the projected unit credit method is used. The components of defined benefit cost include: • Current and past service costs are recognized in profit or loss for the period. • Net interest over the net defined benefit liability (asset), recognized in profit or loss for the period. • The new net defined benefit liability (asset) measurements include: (a) actuarial gains and losses; (b) the performance of the plan's assets, and (c) changes in the effect of the asset ceiling, which are recognized in other comprehensive income. The net defined benefit liability (assets) is the deficit or surplus, calculated as the difference between the defined benefit obligation's present value minus the plan assets' fair value. The plan assets comprise the insurance policies contracted by the Bank through an unrelated third party. These assets are held by an entity legally separated from the Bank and exist solely to pay employees their benefits. The Bank recognizes the present service cost and the net interest in the item 'Personnel wages and expenses' in the Consolidated Statements of Income. The plan's structure does not generate actuarial gains or losses. The plan's performance is established and fixed during the period; consequently, there are no changes to the asset's ceiling. Accordingly, there are no amounts recognized in other comprehensive income. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 41

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued The post-employment benefits obligation recognized in the Consolidated Statements of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available regarding the plan's reimbursements or reductions to future contributions. When employees abandon the plan before meeting the requirements to become eligible for the benefit, the Bank's contributions decrease. ii. Severance payments: Severance payments for years of employment are recorded only when they effectively occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented, its principal features have been publicly announced, or objective facts about its activation are known. iii. Cash-settled share-based payments The Bank allocates cash-settled share-based payments to certain executives of the Bank and its Subsidiaries under IFRS 2: Share- based payments. Accordingly, the Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period and at the date of settlement, recognizing any change to fair value in the income statement for the period. 23. Use of Estimates Preparing the Consolidated Financial Statements requires the Bank's Management to make estimates and assumptions that affect the application of the accounting standards and the reported values of assets, liabilities, revenues and expenses. Accordingly, actual results may differ from these estimates. In certain cases, the generally accepted accounting standards require that assets or liabilities be recorded or disclosed at their fair value. The fair value is the price received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used for measurement. When the trade prices of an active market are not available, the Bank estimates such values based on the best information available, including internal modelling and other valuation techniques. The Bank has established provisions to cover potential credit loss per the regulations issued by the FMC. These allowances must be regularly reviewed, considering factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality, and economic conditions that may adversely affect the borrowers' ability to pay. Increases in the allowances for loan loss are reflected as 'Provisions for loan loss' in the Consolidated Statements of Income. Loans are written off when the contractual rights for the cash flows expire. Nevertheless, the Bank will charge off per Title II of Chapter B-2 of the CASB issued by the FMC for loans and accounts receivable from clients. Charge-offs are recorded as a reduction of credit risk provisions. The Bank's Management regularly reviews the relevant estimates and assumptions to calculate provisions quantifying certain assets, liabilities, revenues, expenses, and commitments. Revised accounting estimates are recorded in the period the estimate is revised and in any future period affected. These estimates are based on the best available information and mainly refer to the following: • Allowances for loan loss (Notes N° 13 and 41). • Impairment loss on certain assets (Notes N°11, 13, 15, 16, 17, 39 and 40). • The useful lives of tangible and intangible assets (Notes N° 15, 16 and 17). • The fair value of assets and liabilities (Notes N° 8, 11, 12, 21 and 44). • Commitments and contingencies (Note N° 29). • Current and deferred taxes (Note N°18). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 42

NOTE 02 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued 24. Earnings per share Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are calculated similarly to basic earnings, but the weighted average number of outstanding shares is adjusted to consider the potential diluting effect of stock options, warrants, and convertible debt. As of As of December 31, 2025 and 2024, the Bank did not hold any instruments that have a dilutive effect on equity. 25. Temporary acquisition (assignment) of assets Purchases (sales) of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as a financial assignment (receipt) based on the nature of the debtor (creditor) under 'Deposits in the Central Bank of Chile', 'Deposits in financial institutions' or 'Loans and receivables from customers' ('Deposits from Central Bank of Chile', 'Deposits from financial institutions' or 'Deposits'). The difference between the purchase and sale prices is recorded as financial interest over the contract's life. 26. Assets and investment funds managed by the Bank The assets managed by the different companies that form part of the Bank's consolidation perimeter (Santander S.A. Sociedad Securitizadora) that are owned by third parties are not included in the Consolidated Statements of Financial Position. The commissions generated by this activity are included in the balance of 'Fee and commission income' in the Consolidated Statements of Income. 27. Provision for mandatory dividends The Bank recognizes a liability (provision) for minimum or mandatory dividends based on the provisions of Article 79 of the Chilean Corporations Law, in line with the Bank’s internal dividend policy, which stipulates that at least 30% of the net income for the year shall be distributed, unless a different agreement is reached at the respective Shareholders’ Meeting by unanimous vote of the issued shares. As of May 2024, the Board of Directors agreed to exercise the authority granted by the most recent Ordinary Shareholders’ Meeting to increase the provision for minimum dividends to 60% of accumulated earnings. In a regular Board meeting held in September 2024, it was agreed to further increase the provision for minimum dividends to 70%. For the year 2025, the percentage used for the provision for minimum dividends is 60%. This provision is recorded as a reduction of “Retained Earnings” under the item “Provision for dividends, interest payments, and revaluation of equity instruments” within the Consolidated Statement of Change in Equity. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 43

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED 1. Pronouncements issued and adopted As of the date these Consolidated Financial Statements were published, the new accounting pronouncements issued by both the FMC and the International Accounting Standards Board, which the Bank has fully adopted, are set out below: a. Accounting Standards issued by the Financial Markets Commission. Circular No. 2,346 – Compendium of Accounting Standards for Banks. Chapters B-1 and E. Standardized provisioning model for consumer loans. The regulation was issued on March 8, 2024, and establishes a new standardized methodology for calculating the minimum level of provisions, in which the PD (Probability of Default) is determined based on three factors: delinquency with the bank, delinquency within the financial system, and the holding of a residential mortgage loan. These factors allow for the timely recognition of risk and are aligned with the risk management practices carried out by financial institutions. Regarding the LGD (Loss Given Default), the model allows differentiation based on the type of loan (leasing or auto loans, installment loans, credit cards and lines of credit, or other consumer loans). It also distinguishes debtors who hold a residential mortgage loan within the financial system, enabling banks to recognize a loss level adjusted to the specific characteristics of each transaction. The regulation is effective as of 2025. As of the end of January 2025, the application of the new standardized consumer loan model resulted in an increase in provisions of Ch$93,901 million in the Consolidated Financial Statements, which includes Ch$16,057 million from the impact on the subsidiary Santander Consumer Finance Limitada. Guarantee Program and Interest-Rate Subsidy under Law No. 21,748. Law No. 21,748 created a new guarantee program for new housing, as well as an interest-rate subsidy for mortgage loans, which consists of a reduction of up to sixty basis points (60 bps), provided that the loan is granted together with the guarantees supplied by the Special Guarantee Fund. This benefit applies exclusively to financing intended for the purchase of new housing, for primary homes, with a value not exceeding 4,000 UF, and that meets the requirements established by the Ministry of Finance. The FMC, for its part, deemed it appropriate to clarify the accounting treatment, the estimate of provisions, the determination of the credit-risk weighting factor, the supervision of the Maximum Conventional Rate (TMC), the information regarding the implementation of the program to be submitted to the FMC, among other matters. The Bank is already offering this product in compliance with the established regulatory requirements. Circular No. 2,367 – Information regarding loans granted under state guarantee programs: Updates the general instructions of the Information Systems Manual and Chapter C-3 of the CASB. This circular, issued on October 21, 2025, aims to standardize the information that banks, their subsidiaries, and support entities must submit regarding loans granted under state guarantee programs (FOGAES and FOGAPE), and to enhance the FMC's ability to monitor and evaluate these programs through the incorporation of complementary accounts in the FMC chart of accounts (Chapter C-3). This regulation became effective as of December 31, 2025, for reports to be submitted to the FMC in January 2026. The Bank has carried out the necessary actions and system modifications to comply with this requirement. b. Accounting Standards Issued by the International Accounting Standards Board. Amendment to IAS 21 to clarify accounting treatment in the absence of convertibility The amendment, issued on August 15, 2023, provides guidelines on when a currency is considered exchangeable and how to determine the exchange rate when it is not. The amendments include: i. Specifying when a currency is exchangeable for another currency and when it is not. ii. Specifying how an entity determines the exchange rate to apply when a currency is not exchangeable. iii. Requiring the disclosure of additional information when a currency is not exchangeable. The amendment also includes a new appendix with application guidance on exchangeability and a new illustrative example. The amendments are applicable for annual periods beginning on or after January 1, 2025, with early application permitted. The Bank has determined that there is no impact from this amendment. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 44

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued Amendment to IFRS Practice Statement 1 – Management Commentary. The International Accounting Standards Board (IASB) has issued a revised Practice Statement on Management Commentary to support improvements in management commentary and similar reports, including greater global alignment in reporting requirements. The revised Practice Statement sets out requirements for management commentary and explains how those requirements can be met. It is structured in two parts. Part A establishes general requirements and guidance that apply to management commentary as a whole. The information included in Part B sets out requirements and guidance for six specific content areas to be included in management commentary. The revised IFRS Practice Statement 1, Management Commentary, is effective for annual reporting periods beginning on or after June 23, 2025, with early application permitted. It replaces IFRS Practice Statement 1 Management Commentary issued in December 2010. Management is currently working on implementing the new requirements established by the Practice Statement in order to comply within the prescribed timelines. 2. Issued pronouncements which have not yet been adopted As of the reporting date of these Consolidated Financial Statements, new International Financial Reporting Standards had been published, as well as their interpretation and the FMC standards, which were not mandatory as of December 31, 2025. Accordingly, while the IASB permits an early application in some cases, the Bank has not undertaken its application by such date. a. Accounting Standards issued by the Financial Markets Commission NCG No. 537 – Amends Chapter 8-41 of the Updated Compilation of Bank Regulations (UCBR) and Circular No. 1 for Non-Bank Card Issuers regarding the determination of a formula for calculating the minimum payment amount on credit cards, and the exceptional situations in which debtors will be released from this obligation. On June 4, 2025, the FMC issued this amendment, aimed at including a formula for calculating the minimum payment amount on credit cards. NCG No. 537 amends Chapter 8-41 of the UCBR and Circular No. 1 for Non-Bank Issuers. The amendment to Chapter 8-41 of the UCBR includes a new section 5, “Special rules on credit cards”, which establishes a formula and the variables to be considered in calculating the minimum amount that borrowers of money credit operations —originating from the use of credit cards through a revolving or consolidated credit line— must pay monthly to avoid delinquency. The minimum payment is the lowest amount the cardholder must pay each month to remain current. The mathematical formula consists of a percentage of the total billed amount, which requires defining the “non-financeable amount” (NFA) and the “financeable amount” (FM), where: Minimum Payment ≥ (100% × NFA) + (5% × FA) This regulation came into force on June 4, 2025 with gradual application starting 12 months after its publication, following the mathematical expression for calculation set out in NCG No. 537. The Bank is working on the implementation of this regulatory amendment. b. Accounting Standards issued by the International Accounting Standards Board. IFRS 18 – Presentation and Disclosures in Financial Statements. On April 9, 2024, the IASB issued IFRS 18, which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces three sets of new requirements aimed at improving the information on financial performance and providing a better basis for analyzing and comparing companies: • Improved comparability of the statement of profit or loss • Greater transparency of management-defined performance measures • More useful aggregation of information in the financial statements IFRS 18 becomes effective for annual reporting periods beginning on or after January 1, 2027, with early application permitted. The Bank is in the process of analyzing this standard. IFRS 19 Non-Publicly Accountable Subsidiaries: Information to be disclosed. This regulation specifies the disclosure requirements that would apply to subsidiaries that are not obligated to publish financial accounts, but whose parent produces publicly available consolidated financial statements that comply with IFRS Standards. On August 19, 2025, an amendment was issued allowing subsidiaries that do not have public accountability to apply IFRS standards with reduced disclosure requirements, waiving most of the disclosure obligations under other IFRS standards. These amendments enable eligible subsidiaries to reduce their disclosure requirements. This modification is aligned with the effective date. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 45

NOTE 03 - NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED AND NOT YET ADOPTED, continued With these updates, IFRS 19 is now aligned to cover information requirements through January 1, 2027, the date on which it will become fully effective. This rule is applicable for periods beginning on or after January 1, 2027, with early application allowed. The Bank is in the process of analyzing this regulation. Amendment to IFRS9 and IFRS7 - amendment to the Classification and Measurement of Financial Instruments. The modifications are: Amendments to IFRS 9 – Classification of Financial Assets: - Financial assets with ESG and similar features: Financial assets with contingent events may pass the SPPI Test if their cash flows are SPPI both before and after the contingent event, and the cash flows do not differ significantly from those of a similar asset without such a contingent event. - Derecognition of financial liabilities settled through electronic transfer: An accounting policy option is allowed to derecognize such liabilities before the settlement date if certain conditions are met. If this option is chosen, it must be applied to all agreements settled through the same electronic payment system. Amendments to IFRS 7: - Investments in equity instruments designated at fair value through OCI: Entities must disclose the fair value result presented in OCI during the period, distinguishing the result from changes in fair value from the result due to derecognition. - Contractual terms that may change the timing or amount of contractual cash flows: Disclosure is required for contractual terms that may modify the timing or amount of cash flows upon the occurrence (or non-occurrence) of a contingent event that is not directly related to changes in basic lending risks or costs. This applies to assets measured at amortized cost or fair value through OCI and to financial liabilities measured at amortized cost. These amendments are effective for annual periods beginning on or after January 1, 2026. Early application is permitted. The Bank is currently in the process of analyzing this standard. Annual Improvements to IFRS – Volume 11. This standard, issued on July 18, 2024, by the International Accounting Standards Board (IASB), addresses minor but necessary non-urgent amendments to the following five Standards: IFRS 1 – First-time Adoption of International Financial Reporting Standards IFRS 7 – Financial Instruments: Disclosures IFRS 9 – Financial Instruments IFRS 10 – Consolidated Financial Statements IAS 7 – Statement of Cash Flows The published amendments will be effective for annual periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard. IFRS 9 and IFRS 7 – Renewable Energy Power Purchase Agreements. Issued on December 18, 2024, the amendments include: •Amendments to IFRS 9 – Financial Instruments: - The own-use requirements in IFRS 9 have been modified to include factors that an entity must consider when applying the scope of IFRS 9 (paragraph 2.4) to renewable energy power purchase agreements, for both the purchase and receipt of renewable electricity. - The hedge accounting requirements have also been amended to allow an entity to use a renewable electricity contract as a hedging instrument by designating a variable volume of forecast electricity transactions as the hedged item, provided specified criteria are met, and measuring the hedged item using the same volume assumptions as those used for the hedging instrument. • Amendments to IFRS 7 – Financial Instruments: Disclosures: - Specific qualitative and quantitative disclosure requirements are introduced for electricity contracts, depending on their nature and specified characteristics. The published amendments will be effective for annual reporting periods beginning on or after January 1, 2026, with early application permitted. The Bank is currently in the process of analyzing this standard. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 46

NOTE 04 - ACCOUNTING CHANGES As of the date these Consolidated Financial Statements were issued, there were no accounting changes to disclose. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 47

NOTE 05 - SIGNIFICANT EVENTS As of December 31, 2025, the following events have been recorded that in the opinion of the Bank's management are relevant and that have influenced the Bank's operations in the Consolidated Financial Statements. Board of Directors On March 25, 2025, at an ordinary meeting of the Board of Directors, the Board agreed to convene an Ordinary Shareholders' Meeting for April 22, 2025 , in order to propose a distribution of profits and payment of dividend of 70% of the accumulated profits as of December 31, 2024, equivalent to $3.18571574 per share and to propose that the remaining 30% of the profits to be used to increase reserves and/or retained earnings. On July 17, 2025, Board member Rodrigo Echenique Gordillo submitted his resignation from the Bank’s Board of Directors. Following his resignation, at the regular meeting held on July 29, 2025, José Francisco Doncel Razola was appointed to replace him as full Director, effective as of September 2025. On November 21, 2025, an Extraordinary Shareholders’ Meeting of Banco Santander Chile was convened for December 10, 2025, in order to vote on the sale of 49.99% of the shares of its subsidiary, Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., to Getnet Payments S.L. On November 25, 2025, the Board of Directors resolved to postpone the Extraordinary Shareholders’ Meeting scheduled for December 10, 2025. On December 30, 2025, a new Extraordinary Shareholders’ Meeting was convened for January 27, 2026, in order to vote on the sale of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments S.L. Shareholders' Meeting At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, along with the approval of the 2024 Consolidated Financial Statements, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. This profit represents a dividend of Ch$3.18571574 per share, totaling Ch$600,336 million. It was also approved that the remaining 30% be allocated partly to increase Retained Earnings from prior years by the amount necessary to cover the payment of the next three interest coupons on the Bank’s perpetual bonds, totaling Ch$29,993 million, and to increase the Bank’s Reserves and Other Retained Earnings by Ch$227,295 million. At the aforementioned Ordinary Shareholders’ Meeting, PricewaterhouseCoopers Consultores Auditores was also approved as the external auditors for the 2025 fiscal year. On April 29, 2025, the Bank proceeded with the payment of dividends to its shareholders. Subsidiaries The company PagoNxt Payments Chile SpA has signed an agreement with the related entity Santander Global Technology and Operations Chile Limitada to transfer its assets, contracts, and employees as of January 2025. As a result, PagoNxt Payments Chile SpA will no longer be part of the consolidation perimeter from that date. On February 6, 2025, the Financial Market Commission approved the request for authorization to increase the capital of the subsidiary Santander S.A. Sociedad Securitizadora. As of the end of March 2025, the company completed the capital increase for Ch$774 million. On April 15, 2025, at the Ordinary Shareholders’ Meeting of Operadora de Tarjeta de Pago Santander Getnet Chile S.A., the distribution of dividends equivalent to 40% of the net income for the 2024 fiscal year was approved. These earnings represent a dividend of Ch$0.58653032 per share, totaling Ch$11,730 million, which was paid on April 22, 2025. The remaining 60% was allocated to increase retained earnings. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 48

NOTE 05 - SIGNIFICANT EVENTS, continued At the regular Board meeting held on September 30, 2025, the company Operadora de Tarjetas de Pago Santander Getnet Chile S.A. unanimously approved, by the directors present, the distribution of provisional dividends for fiscal year 2025, for a total amount of Ch$23,582 million, out of the accumulated net income as of August 31, 2025. On December 23, 2025, Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., at an ordinary meeting of its Board of Directors, unanimously approved a second interim dividend distribution corresponding to fiscal year 2025, for a total amount of Ch$ 14,418 million, from retained earnings accumulated as of November 30, 2025. On December 24, 2025, Cristian Amar Zapata was appointed as Chief Executive Officer of Santander Asesorías Financiera Limitada S.A. On December 29, 2025, Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. paid interim dividends charged against 2025 earnings for a total amount of Ch$ 38,000 million. Bond Issuances During 2025, the Bank issued bonds totaling UF17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000 y USD 20,000,000. Details of the bond issuances made during the year are included in Note No. 22. Additional provisions At the Board of Directors meeting of the Bank held on January 28, 2025, it was agreed to release additional consumer provisions in the amount necessary to cover the implementation of the standardized credit risk model, with the Board unanimously approving the request. Additionally, in January 2025, the management of Santander Consumer Finance approved the release of additional provisions in the amount necessary to cover the implementation of the standardized consumer credit risk model. As of the end of January 2025, the application of the new standardized consumer credit risk model generated higher provisions amounting to Ch$93,902 million in the consolidated financial statements, which include Ch$16,057 million for the effect on Santander Consumer Finance Limitada. At the Board of Directors meeting of the Bank held in June 2025, the release of additional provisions from the commercial loan portfolio amounting to Ch$20,000 million was approved. Basel III On April 1, 2025, the FMC reported on the annual classification of systemically important banks. In this communication, the FMC Council approved Resolution No. 3,143 regarding this classification, thereby maintaining, for one more year, the requirement for an additional 1.5% Common Equity Tier 1 capital surcharge for the Bank. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 regarding the application of additional capital requirements under Pillar II, in which the FMC Council decided to apply additional capital requirements of 0.25%, of which the Bank applied 50% in June 2025. Others On January 10, 2025, the Bank made a payment for the maturity of a 144-A bond amounting to US$ 704,132,000. At the Bank’s Board of Directors meeting held on January 28, 2025, it was decided that the Chief Executive Officer and Country Head, Román Blanco Reinosa, would step down from his position effective July 1, 2025, on which date Andrés Trautmann Buc assumed the role of Chief Executive Officer and Country Head. The International Finance Corporation (IFC), a member of the World Bank Group (WBG), committed to providing a US$100 million loan to Santander Chile to finance “green building” projects. This is IFC’s first green loan in Chile dedicated exclusively to eco-friendly buildings and also the first loan of this type granted to Grupo Santander worldwide. As of July 1, 2025, Andrés Trautman Buc assumed the position of Chief Executive Officer and Country Head of Banco Santander Chile. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 49

NOTE 06 - REPORTING SEGMENTS The Bank manages and measures the performance of its operations by business segments, with information based on the internal management information system, according to the segments established by the Bank. Transactions between segments are conducted under normal commercial terms and conditions. The assets, liabilities, and results of each segment include items that are directly attributable to the segment or that can be reasonably allocated to it. A business segment comprises customers who are offered a differentiated product offering but are homogeneous in terms of performance and are measured similarly. In order to achieve the strategic objectives set by senior management and adapt to changing market conditions, the Bank periodically makes adjustments to its organizational structure. These modifications, in turn, have varying degrees of impact on how the Bank is managed and administered. Accordingly, this disclosure provides information on how the Bank is managed as of December 31, 2025. The Bank is composed of the following business segments: Retail It includes individuals and small to middle-sized companies (SMEs) with an annual income of less than UF400,000. This segment offers various services, including consumer loans, credit cards, commercial loans, foreign exchange, mortgage loans, debit cards, current accounts, savings products, and brokerage of mutual fund brokerage, securities and insurance. Additionally, SME clients are offered government-guaranteed loans, leasing and factoring. Wealth Management & Insurance This segment comprises the Insurance and Private Banking businesses, also coordinating the distribution of the different investment products and services to the rest of the Santander Group's Divisions in Chile. Santander Insurance's business offers both personal and business insurance products such as, health, life, travel, savings, personal protection, auto, unemployment, among others. Finally, to high-net-worth clients, Santander Private Banking offers everything from transactional products and services (credits, cards, foreign trade, purchase/sale of shares) to sophisticated products and services such as international investment accounts, structured funds, alternative investment funds, wealth management and open architecture. Middle-market This segment includes companies with annual sales exceeding 400,000 UF without a cap (for specialized industries in the Metropolitan Region, annual sales exceeding 100,000 UF without a cap). It also encompasses institutional organizations such as universities, government agencies, municipalities, regional governments, and real estate companies undertaking projects for third- party sales, as well as all construction companies with annual sales exceeding 100,000 UF without a cap. A wide range of products is offered to this segment, including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Additionally, specialized services are provided to real estate companies for financing primarily residential projects, aiming to increase the sale of mortgage loans. Corporate Investment Banking (CIB) This segment offers a wide variety of products, including commercial loans, leasing, factoring, foreign trade, credit cards, checking accounts, transactional services, treasury services, financial consulting, investment banking, savings products, mutual funds, and insurance. For companies, the requirements include annual sales greater than EUR 500 million, EBITDA greater than EUR 150 million, and assets greater than EUR 1,000 million. For financial institutions, the requirement is assets exceeding 10 trillion Chilean pesos. This segment includes the Treasury Division, which provides sophisticated financial products mainly to companies in the Wholesale Banking and Corporate segments. Products include short-term financing and funding, brokerage services, derivatives, and other solutions tailored to client needs. The Treasury area also manages position intermediation as well as the proprietary investment portfolio. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 50

NOTE 06 - REPORTING SEGMENTS, continued Corporate activities (“Other”) This segment includes Financial Management, which carries out global functions related to the management of structural currency positions, structural interest rate risk, and liquidity risk. The latter is managed through issuances and disbursements. Additionally, it manages own funds, the capital allocated to each unit, and the cost of financing investments. All of this generally results in a negative contribution to earnings. This segment also includes all intra-segment results and all activities not assigned to a specific segment or customer product. The accounting policies for the segments are the same as those described in the summary of accounting principles and are tailored to meet the Bank's management needs. The Bank obtains the majority of its income from interest income, fee income, and results from financial operations. The chief decision-making authority of each segment relies primarily on interest income, fee income, and expense provisioning to evaluate segment performance and make decisions regarding the allocation of resources to each. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 51

NOTE 06 - REPORTING SEGMENTS, continued The tables below show the Bank's balances by business segment as of December 31, 2025, and 2024: As of December 31, 2025 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and readjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,225,378 13,094,059 1,642,104 503,186 64,292 (591,808) (744,059) (88,579) 785,136 (211,987) 573,149 Wealth Management & insurance 924,692 3,177,991 59,789 30,019 4,236 (8,317) (32,037) (1,976) 51,714 (13,963) 37,751 Middle-Market 6,178,983 4,262,866 334,660 52,921 22,154 (69,290) (45,074) (3,856) 291,515 (78,709) 212,806 CIB 2,139,201 7,313,098 211,915 47,404 154,066 765 (103,287) (2,654) 308,209 (83,216) 224,993 Corporate Activity & others 464,626 2,721,359 (231,772) (37,699) 21,597 95,878 (14,956) 7,924 (159,028) 179,941 20,913 Totals 40,932,880 30,569,373 2,016,696 595,831 266,345 (572,772) (939,413) (89,141) 1,277,546 (207,934) 1,069,612 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. As of December 31, 2024 Loans and receivables from clients (1) Demand and time deposits (2) Net interest and readjustment income Net fee income Net gains on financial transacti ons (3) Provisions Support Expenses (4) Other op.income and expenses (5) Net income before taxes Income tax Net income Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Segments Retail 31,942,515 13,016,941 1,559,556 454,194 61,031 (497,773) (715,845) (80,755) 780,408 (210,710) 569,698 Wealth Management & insurance 818,155 2,773,286 57,773 23,183 2,661 (3,782) (33,494) 471 46,812 (12,639) 34,173 Middle-Market 6,044,799 4,299,293 314,230 43,954 20,533 (41,991) (43,343) (2,317) 291,066 (78,588) 212,478 CIB 2,301,491 8,357,393 235,140 54,901 173,514 (5,251) (97,420) (2,653) 358,231 (96,722) 261,509 Corporate Activity & others 216,884 2,912,321 (348,396) (29,166) (10,411) 22,966 (17,878) (19,312) (402,197) 188,848 (213,349) Totals 41,323,844 31,359,234 1,818,303 547,066 247,328 (525,831) (907,980) (104,566) 1,074,320 (209,811) 864,509 (1) Loans receivable from clients at amortized cost plus the balance owed by banks, without deducting their respective provisions (2) Includes deposits, demand liabilities, and other time deposits. (3) Includes the sum of net income (loss) from financial operations and net foreign exchange gain (loss). (4) Includes the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization. (5) Corresponds to the sum of other operating income and expenses, the result of non-current assets and groups that can be disposed of for sale not eligible as discontinued operations and profit or loss on investments in companies. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 52

NOTE 07 - CASH AND CASH EQUIVALENTS 1. The details of the balances included under cash and deposits in banks is as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Cash and deposits in banks Cash 1,208,860 1,227,700 Deposits in the Central Bank of Chile 563,886 1,100,472 Deposits in foreign central banks - - Deposits in domestic banks 2,482 1,605 Deposits foreign banks 200,416 365,783 Subtotal cash and deposits with banks 1,975,644 2,695,560 Cash items in collection process 117,417 75,442 Other cash equivalents - - Total cash and cash equivalents 2,093,061 2,771,002 The level of funds in cash and at the Central Bank of Chile complies with regulations regarding reserve requirements and technical reserves that the Bank must maintain as an average over monthly periods, although these funds are immediately available. 2. Operations in the process of settlement Cash items in the collection process are transactions in which only the settlement— that will increase or decrease the funds at the Central Bank or abroad – is pending. This process usually happens within the next 24 to 48 working hours following the transaction. These operations are presented as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Assets Documents held by other banks (document to be cleared) 96,821 121,290 Funds to be received 1,088,812 451,262 Subtotal 1,185,633 572,552 Liabilities Funds to be paid 1,068,216 497,110 Subtotal 1,068,216 497,110 Cash items in collection process 117,417 75,442 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 53

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS As of December 31, 2025 and 2024, the Bank holds the following portfolio of financial assets held for trading at fair value through profit or loss: As of December 31, 2025 2024   Ch$mn Ch$mn Financial derivatives contracts     Forwards 2,055,569 1,038,292 Swaps 8,822,187 11,263,354 Call options 1,039 6,618 Put options 982 1,506 Futures - - Other - - Subtotal 10,879,777 12,309,770 Debt financial instruments   Chilean Central Bank and Government instruments 714,628 324,982 Other Chilean debt financial instruments - 4,345 Foreign debt financial instruments - - Subtotal 714,628 329,327 Other financial instruments   Mutual Fund Investments - - Equity instruments - - Loans originated and purchased by the entity - - Other - - Subtotal - - Total 11,594,405 12,639,097 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 54

NOTE 08 - FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued Details of financial derivative contracts as of December 31, 2025 and 2024, are as follows As of December 31, 2025 Notional On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts Currency forwards - 25,231,549 17,959,495 27,913,502 6,971,335 2,517,760 1,663,646 82,257,287 2,055,569 Interest rate swaps - 13,947,595 29,006,667 30,995,890 20,723,603 16,894,592 31,276,092 142,844,439 1,332,806 Currency and interest rate swaps - 1,434,261 5,123,374 13,944,592 20,763,957 15,684,701 24,426,683 81,377,568 7,489,381 Currency call options - 22,061 23,401 56,923 - - - 102,385 1,039 Call interest rate options - - - - - - - - - Put currency options - 39,178 3,415 5,239 - - - 47,832 982 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total -  40,674,644 52,116,352 72,916,146 48,458,895 35,097,053 57,366,421 306,629,511 10,879,777 As of December 31, 2024 Notional On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts Currency forwards - 14,227,181 9,262,636 13,988,163 5,818,091 576,456 993,915 44,866,442 1,038,292 Interest rate swaps - 15,353,818 15,394,905 16,392,696 21,541,572 9,219,884 17,265,959 95,168,834 1,907,001 Currency and interest rate swaps - 1,826,508 3,315,310 11,052,105 27,159,964 13,026,424 23,665,080 80,045,391 9,356,353 Currency call options - 42,802 198,509 117,175 8,921 - - 367,407 6,618 Call interest rate options - - - - - - - - - Put currency options - 71,468 253,669 37,950 - - - 363,087 1,506 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total -  31,521,777 28,425,029 41,588,089 54,528,548 22,822,764 41,924,954 220,811,161 12,309,770 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 55

NOTE 09 - FINANCIAL ASSETS NOT FOR TRADING MANDATORILY AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 56

NOTE 10 - FINANCIAL ASSETS AND LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS The Bank has no assets classified in this category. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 57

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME Financial assets at fair value through other comprehensive income correspond to: Financial assets at fair value through other comprehensive income As of December 31, 2025 2024 Debt financial instruments Ch$mn Ch$mn Chilean Central Bank and Government financial instruments Chilean Central Bank financial instruments - 199,903 Chilean Treasury bonds and notes 2,825,238 1,273,701 Other Chilean government financial instruments - - Subtotal 2,825,238 1,473,604 Under repurchase agreement 1,789,703 397,334 Other Chilean debt financial instruments Other Chilean bank financial instruments 3,484 5,006 Chilean companies bonds and commercial papers - - Other Chilean financial instruments - - Subtotal 3,484 5,006 Under repurchase agreement - - Foreign debt financial instruments Foreign Central Banks financial instruments - - Foreign debt financial instruments of governments and fiscal entities 769,644 1,001,105 Foreign debt financial instruments from other banks - - Foreign companies bonds and commercial papers - - Other foreign debt financial instruments - 207,770 Subtotal 769,644 1,208,875 Under repurchase agreement - - Other financial instruments Loans originated and purchased by the entity Interbank loans - - Commercial loans 90,354 55,005 Mortgage loans 201,232 19,898 Consumer loans - - Other - - Subtotal 291,586 74,903 TOTAL 3,889,952 2,762,388 In debt financial instruments, the category "Instruments of the Chilean Central Bank and Government" includes instruments that are held to guarantee margins for derivative operations through Comder Contraparte Central S.A., amounting to Ch$223,000 million and Ch$138,000 million as of December 31, 2025 and 2024, respectively. In debt financial instruments, the category "Foreign debt financial instruments" includes instruments that are held to guarantee margins for derivative operations through the London Clearing House (LCH), amounting to Ch$405,311 million and Ch$49,705 million as of December 31, 2025 and 2024, respectively. Additionally, to comply with the initial margin requirements specified by the European Market Infrastructure Regulation (EMIR), collateral instruments are held with Euroclear, amounting to Ch$497,631 million and Ch$484,624 million as of December 31, 2025 and 2024, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 58

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The credit risk provisions associated with debt instruments, commercial loans and residential mortgage loans as of December 31, 2025 and 2024, are: As of December 31, 2025 2024 Ch$mn Ch$mn Debts financial instruments 636 415 Commercial loans 4,487 1,141 Mortgage loans 176 23 As of December 31, 2025 and 2024, fair value changes from debt financial instruments and commercial loans are considered as Other Accumulated Comprehensive Income for: As of December 31, 2025 2024 Ch$mn Ch$mn Unrealized profit (loss) (77,905) (67,161) Attributable to equity holders (80,320) (69,012) Attributable to non-controlling interest 2,415 1,851 Debt financial instruments generated the following gross realized gains and losses on the sale of instruments: As of December 31, 2025 2024   Ch$mn Ch$mn Sale of debt financial instruments at FVOCI generating realized profits 1,211,807 3,548,049 Realized profits 333 9,038 Sale of debt financial instruments at FVOCI generating realized losses 526,716 1,235,689 Realized losses 1,659 55,998 The movement of expected credit loss as of December 31, 2025 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 415 - - 415 Newly acquired assets 927 - - 927 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (726) - - (726) Change in measurement without portfolio reclassifying during the period 20 - - 20 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2025 636 - - 636 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 59

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 1,141 - - 1,141 New assets originated 147 - - 147 Transfer to phase 1 (590) 676 - 86 Transfer to phase 2 - - Transfer to phase 3 - (318) 4,291 3,973 Assets derecognized (excluding charge-offs) - - - - Change in measurement without portfolio reclassifying during the period (502) (358) - (860) Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2025 196 - 4,291 4,487 Residential mortgage loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2025 23 - - 23 New assets originated 183 - - 183 Transfer to phase 1 19 (86) - (67) Transfer to phase 2 (28) 99 - 71 Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (8) (2) - (10) Change in measurement without portfolio reclassifying during the period 11 (2) - 9 Sale or assignment of loans (20) (13) - (33) Adjustment for changes and other - - - - As of December 31, 2025 180 (4) - 176 The movement of expected credit loss as of December 31, 2024 is as follows: Debt financial instruments Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 787 - - 787 Newly acquired assets 2,386 - - 2,386 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognised (excluding charge-offs) (2,763) - - (2,763) Change in measurement without portfolio reclassifying during the period 5 - - 5 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2024 415 - - 415 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 60

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Expected credit loss as of January 1, 2024 125 - - 125 New assets originated 148 - - 148 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - Assets derecognized (excluding charge-offs) (29) - - (29) Change in measurement without portfolio reclassifying during the period 897 - - 897 Sale or assignment of loans - - - - Adjustment for changes and other - - - - As of December 31, 2024 1,141 - - 1,141 Residential mortgage loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn ECL allowance at January 1, 2024 - - - - New financial assets originated 22 - - 22 Transfers to stage 1 - - - - Transfers to stage 2 - - - - Transfers to stage 3 - - - - Assets derecognised or matured (excluding write-off) - - - - Changes due to changes un credit risk 1 - - 1 Write-off - - - - Other adjustments - - - - As of December 31, 2024 23 - - 23 The Bank assessed those instruments with unrealized loss as of December 31, 2025 and concluded they were not impaired. This review assessed the economic drivers of any decline, the securities' issuer credit ratings and the Bank's intention and ability to hold the securities until the unrealized loss is recovered. Based on this analysis, the Bank considers there are no significant or prolonged declines or changes in credit risks to cause impairment in its investment portfolio. Most of these instruments' fair value decline was caused by market conditions that the Bank considers temporary. All instruments with unrealized loss as of December 31, 2025, were not in a continuous unrealized loss position for over one year. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 61

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued The following table shows debt instruments and commercial and mortgage loans at fair value through other comprehensive income, including accumulated unrealized gains and losses as of December 31, 2025 and 2024: As of December 31, 2025 Amortized Fair Unrealized Unrealized cost value profit loss   Ch$mn Ch$mn Ch$mn Ch$mn Chilean Central Bank and Government instruments Chilean Central Bank financial instruments - - - - Chilean Treasury bonds and notes 2,872,436 2,825,238 22,421 (69,619) Other Chilean government financial instruments - - - - Subtotal 2,872,436 2,825,238 22,421 (69,619) Other Chilean debt financial instruments Other Chilean bank financial instruments 3,450 3,484 34 - Chilean companies bonds and commercial papers - - - - Other Chilean financial instruments - - - - Subtotal 3,450 3,484 34 - Debt financial debt instruments issued abroad Financial instruments of central banks abroad - - - - Debt financial instruments of foreign governments and fiscal entities 769,747 769,644 1,278 (1,381) Foreign debt financial instruments from other banks - - Foreign companies bonds and commercial papers - - - - Other foreign debt financial instruments - - - - Subtotal 769,747 769,644 1,278 (1,381) Loans originated and purchased by the entity Commercial loans 90,248 90,354 106 - Mortgage loans 236,742 201,232 - (35,510) Subtotal 326,990 291,586 106 (35,510) Total 3,972,623 3,889,952 23,839 (106,510) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 62

NOTE 11 - FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued As of December 31, 2024 Amortized Fair Unrealized Unrealized cost value profit loss   Ch$mn Ch$mn Ch$mn Ch$mn Chilean Central Bank and Government instruments Chilean Central Bank financial instruments 199,943 199,903 3 (43) Chilean Treasury bonds and notes 1,350,122 1,273,701 16,609 (93,030) Other Chilean government financial instruments - - - - Subtotal 1,550,065 1,473,604 16,612 (93,073) Other Chilean debt financial securities Chilean Bank debt financial instruments 5,023 5,006 7 (24) Other Chilean companies bonds and commercial papers - - - - Other Chilean financial instruments - - - - Subtotal 5,023 5,006 7 (24) Debt financial debt instruments issued abroad Debt financial instruments of foreign governments and fiscal entities 1,002,107 1,001,105 2,903 (3,905) Other foreign banks debt financial instruments - - - - Foreign bonds and commercial papers - - - - Other foreign debt financial instruments 207,770 207,770 - - Subtotal 1,209,877 1,208,875 2,903 (3,905) Loans originated and purchased by the entity Commercial loans 53,914 55,005 1,091 - Mortgage loans 21,441 19,898 - (1,543) Subtotal 75,355 74,903 1,091 (1,543) Total 2,840,320 2,762,388 20,613 (98,545) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 63

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES As of December 31, 2025 and 2024, the Bank holds the following portfolio of derivative instruments designated as fair value hedges and cash flow hedges:   As of December 31, 2025 Notional amount Fair value On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Fair value hedge derivatives                 Currency forwards - - - - - - - - - - Interest rate swaps - - - 175,000 2,075,449 752,638 180,138 3,183,225 580 103,009 Cross currency swaps - 208,960 836,741 3,432,758 2,185,078 1,142,547 2,069,995 9,876,079 202,632 421,620 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 208,960 836,741 3,607,758 4,260,527 1,895,185 2,250,133 13,059,304 203,212 524,629 Cash flow hedge derivatives Currency forwards - 272,306 311,863 1,076,376 - - - 1,660,545 5,843 20,706 Interest rate swaps - - - - - - - - - - Cross currency swaps - 589,136 1,673,048 3,546,146 3,814,876 2,844,561 553,938 13,021,705 52,137 367,381 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 861,442 1,984,911 4,622,522 3,814,876 2,844,561 553,938 14,682,250 57,980 388,087 Total - 1,070,402 2,821,652 8,230,280 8,075,403 4,739,746 2,804,071 27,741,554 261,192 912,716 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 64

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued   As of December 31, 2024 Notional amount Fair value On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Fair value hedge derivatives                 Currency forwards - - - - - - - - - - Interest rate swaps - - - 2,047,050 1,153,300 543,000 397,640 4,140,990 40,062 78,329 Cross currency swaps - 841,009 224,877 2,093,135 3,127,813 1,177,983 1,436,626 8,901,443 462,924 243,723 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 841,009 224,877 4,140,185 4,281,113 1,720,983 1,834,266 13,042,433 502,986 322,052 Cash flow hedge derivatives Currency forwards - 149,115 160,050 1,861,085 - - 2,170,250 65,196 - Interest rate swaps - - - - - - - - - - Cross currency swaps - 889,661 1,989,477 3,491,191 7,437,766 528,886 1,153,235 15,490,216 275,446 576,342 Currency call options - - - - - - - - - - Call interest rate options - - - - - - - - - - Put currency options - - - - - - - - - - Put interest rate options - - - - - - - - - - Interest rate futures - - - - - - - - - - Other derivatives - - - - - - - - - - Subtotal - 1,038,776 2,149,527 5,352,276 7,437,766 528,886 1,153,235 17,660,466 340,642 576,342 Total - 1,879,785 2,374,404 9,492,461 11,718,879 2,249,869 2,987,501 30,702,899 843,628 898,394 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 65

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued 1. Micro-hedge accounting Fair value micro-hedges The Bank uses cross-currency swaps, interest rate swaps, and call money swaps to cover its exposure to changes in the hedged item's fair value attributable to the interest rate. These hedging instruments change the effective cost of long-term issues from a fixed to a floating interest rate. The following is a notional breakdown of hedged items and hedging instruments under fair value hedges, effective as of December 31, 2025 and 2024, separated by their term to maturity:   As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables from clients Commercial loans - 46,835 159,422 499,792 - - - 706,049 Investment instruments at AC Chilean Sovereign Bond - - - - 16,640 172,675 295,483 484,798 Investment instruments at FVOCI Chilean Sovereign bond - - - - - - - - Mortgage notes - - - - - - - - US Treasury bonds - - - - 585,448 - - 585,448 Chilean Treasury bonds - - 38,346 - 884,866 472,500 250,350 1,646,062 Chilean Central Bank bonds - - - - - - - - Deposits and other time equivalents Time deposits - 31,525 34,406 148,374 - - - 214,305 Issued debt instruments Senior bonds - - 419,924 679,243 631,454 173,474 433,186 2,337,281 Subordinated Bonds - - - 198,639 - 180,138 - 378,777 Interbank borrowing Interbank loans - 130,600 184,643 891,686 90,070 - - 1,296,999 Chilean Central Bank loans - - - - - - - Total - 208,960 836,741 2,417,734 2,208,478 998,787 979,019 7,649,719 Hedging instrument Cross Currency swaps - 208,960 836,741 2,242,733 1,283,030 346,149 798,881 5,716,494 Interest rate swaps - - - 175,001 925,448 652,638 180,138 1,933,225 Total - 208,960 836,741 2,417,734 2,208,478 998,787 979,019 7,649,719 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 66

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued   As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables from clients Commercial loans - - 62,628 81,516 - - - 144,144 Investment instruments at FVOCI Chilean Sovereign bond - - - - - 169,155 379,148 548,303 Mortgage notes - - - - - - - - US Treasury bonds - - - 497,050 - - - 497,050 Chilean Treasury bonds - - - - 328,347 204,603 - 532,950 Chilean Central Bank bonds - - - - - - - - Deposits and other time equivalents Time deposits - 177,944 66,207 286,102 - - - 530,253 Issued debt instruments Senior bonds - 586,519 96,042 846,503 1,174,316 208,151 506,578 3,418,109 Subordinated Bonds - - - - 192,083 - 352,487 544,570 Interbank borrowing Interbank loans - 76,546 - 427,463 - - - 504,009 Chilean Central Bank loans - - - - - - - - Total - 841,009 224,877 2,138,634 1,694,746 581,909 1,238,213 6,719,388 Hedging instrument Cross currency swaps - 841,009 224,877 1,641,584 1,391,446 438,909 840,573 5,378,398 Forwards - - - 497,050 303,300 143,000 397,640 1,340,990 Total - 841,009 224,877 2,138,634 1,694,746 581,909 1,238,213 6,719,388 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 67

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued Cash flow micro-hedging The Bank uses cross-currency swaps to hedge the risk of the variability of cash flows attributable to changes in the interest rate of bonds and interbank loans issued at floating rates and to hedge foreign currency fluctuations, mainly in US dollars. In addition, it uses both forward and cross-currency swaps to hedge the inflation risk on certain items. The following are the notional amounts of the hedged item as of December 31, 2025 and 2024, and the period in which the flows will occur:   As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Loans and receivables at amortized cost Mortgage loans - 566,619 1,639,788 2,339,851 2,283,095 1,558,260 345,403 8,733,016 Commercial loans - - - 607,586 364,807 444,450 - 1,416,843 Investment instruments at FVOCI Chile Sovereign bond - - - - - - - - Chilean Central Bank bonds - - - - - 214,972 - 214,972 Chilean Treasury bonds - - - - - - - - Deposits and other time deposits Time deposits - - - - - - - - Issued debt instruments Senior bonds - - - - - - - - Subordinated Bonds - 159,720 255,054 759,983 594,136 491,774 208,535 2,469,202 Interbank borrowing Interbank loans - 135,103 90,069 915,102 572,838 135,105 - 1,848,217 Total - 861,442 1,984,911 4,622,522 3,814,876 2,844,561 553,938 14,682,250 Hedging instrument Cross currency swaps - 589,136 1,673,049 3,546,145 3,814,876 2,844,561 553,938 13,021,705 Forwards - 272,306 311,862 1,076,377 - - - 1,660,545 Total - 861,442 1,984,911 4,622,522 3,814,876 2,844,561 553,938 14,682,250 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 68

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued   As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn   Hedged item Loans and receivables at amortized cost Mortgage loans - 680,900 1,623,426 2,208,482 5,622,165 144,203 728,129 11,007,305 Investment instruments at FVOCI Chile Sovereign bond - - - - - - - - Chilean Central Bank bonds - - - - - - - - Chilean Treasury bonds - - - - - - 191,906 191,906 Deposits and other time deposits Time deposits - - 20,876 338,988 - - - 359,864 Issued debt instruments Senior bonds - - 192,083 153,667 - - - 345,750 Subordinated Bonds - - - 970,384 896,058 384,683 233,200 2,484,325 Interbank borrowing Interbank loans - 357,876 313,142 1,680,755 919,543 - - 3,271,316 Total - 1,038,776 2,149,527 5,352,276 7,437,766 528,886 1,153,235 17,660,466 Hedging instrument Cross currency swaps - 889,661 1,989,477 3,491,191 7,437,766 528,886 1,153,235 15,490,216 Forwards - 149,115 160,050 1,861,085 - - - 2,170,250 Total - 1,038,776 2,149,527 5,352,276 7,437,766 528,886 1,153,235 17,660,466 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 69

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued i. Projection of flows by interest rate risk The estimation of the periods in which flows are expected is presented below:   As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn   Hedged item Inflows - 6,927 - 56 113 56 - 7,152 Outflows - (29,339) (4,589) (31,407) (7,613) (1,112) (2,016) (76,076) Net flows - (22,412) (4,589) (31,351) (7,500) (1,056) (2,016) (68,924) Hedging instrument Inflows - (6,927) - (56) (113) (56) - (7,152) Outflows (*) - 29,339 4,589 31,407 7,613 1,112 2,016 76,076 Net flows - 22,412 4,589 31,351 7,500 1,056 2,016 68,924 (*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk.   As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item Inflows - - 558 57 113 113 - 841 Outflows - (7,111) (9,001) (67,113) (44,193) (2,010) (2,322) (131,750) Net flows - (7,111) (8,443) (67,056) (44,080) (1,897) (2,322) (130,909) Hedging instrument Inflows - - (558) (57) (113) (113) - (841) Outflows (*) - 7,111 9,001 67,113 44,193 2,010 2,322 131,750 Net flows - 7,111 8,443 67,056 44,080 1,897 2,322 130,909 (*) Includes only the portion of the hedging instrument's projected cash flows (derivative) used to hedge interest rate risk. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 70

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued ii. Projection of cash flows by inflation risk   As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - 305,137 219,141 211,825 253,780 263,110 117,732 1,370,725 Outflows - (33,807) (5,273) (17,797) (2,488) (49,025) - (108,390) Net flows - 271,330 213,868 194,028 251,292 214,085 117,732 1,262,335 Hedging instrument Inflows - 33,807 5,273 17,797 2,488 49,025 - 108,390 Outflows - (305,137) (219,141) (211,825) (253,780) (263,110) (117,732) (1,370,725) Net flows - (271,330) (213,868) (194,028) (251,292) (214,085) (117,732) (1,262,335)   As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - 106,476 173,281 469,031 628,318 63,681 357,048 1,797,835 Outflows - - (2,004) (40,788) (53,291) (51,136) - (147,219) Net flows - 106,476 171,277 428,243 575,027 12,545 357,048 1,650,616 Hedging instrument Inflows - - 2,004 40,788 53,291 51,136 - 147,219 Outflows - (106,476) (173,281) (469,031) (628,318) (63,681) (357,048) (1,797,835) Net flows - (106,476) (171,277) (428,243) (575,027) (12,545) (357,048) (1,650,616) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 71

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued iii. Projection of cash flows by exchange rate risk   As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - - - - - - - - Outflows - (84,819) - (1,659) (3,482) (116) (58) (90,134) Net flows - (84,819) - (1,659) (3,482) (116) (58) (90,134) Hedging instrument Inflows - - - - - - - - Outflows - 84,819 - 1,659 3,482 116 58 90,134 Net flows - 84,819 - 1,659 3,482 116 58 90,134   As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Hedged item           Inflows - - - - - - - - Outflows - (137,929) (155,634) (181,771) (3,633) (1,722) - (480,689) Net flows - (137,929) (155,634) (181,771) (3,633) (1,722) - (480,689) Hedging instrument Inflows - - - - - - - - Outflows - 137,929 155,634 181,771 3,633 1,722 - 480,689 Net flows - 137,929 155,634 181,771 3,633 1,722 - 480,689 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 72

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued 2. Effect on other comprehensive income The valuation generated by those hedging instruments used in cash flow hedges whose effect was recorded in the Consolidated Statement of Change in Equity, specifically within 'Other Accumulated Comprehensive Income', in cash flow hedges, is presented as follows: As of December 31, Hedged item 2025 2024 Ch$mn Ch$mn Interbank borrowing (12,474) (9,630) Time deposits and other term equivalents - (138) Issued debt instruments (11,658) 3,972 Debt instruments at FVOCI (597) 19,449 Loans and receivables at amortized cost 7,541 (91,454) Total (17,188) (77,801) Considering that the variable flows of both the hedged item and the hedging instrument are mirrors of each other, the hedges are close to 100% efficient. This entails that all variations in value attributable to components of the hedged risk are almost fully netted. During the period, the Bank did not record any forecasted future transactions within its cash flow hedge accounting portfolio. 3. Effect on results The result generated by the cash flow derivatives whose effect was transferred from other comprehensive income into the results for the period is presented below: As of December 31, Hedged item 2025 2024 Ch$mn Ch$mn Bond hedge derivatives 1,008 1,288 Interbank loans hedge derivatives (2,811) - Mortgage loans hedge derivatives (20,203) (36,625) Cash flow hedge net income(*) (22,006) (35,337) (*) See Note 28 'Equity', letter f. 4. Net investment hedges in foreign operations As of December 31, 2025 and 2024, the Bank does not have net investment hedges in foreign operations within its hedge accounting portfolio. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 73

NOTE 12 - FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING PURPOSES, continued 5. Fair value macro-hedges The Bank has macro-hedges for loans and receivables from clients, specifically for the mortgage and commercial loan portfolios. The details are presented below:   Notional amount As of December 31, 2025 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn   Hedged item Loans and receivables at amortized cost Mortgage loans - - - - - 83,860 294,067 377,927 Commercial loans - - - 1,190,024 2,052,049 812,538 977,047 5,031,658 TOTAL - - - 1,190,024 2,052,049 896,398 1,271,114 5,409,585 Hedging instrument   Currency and interest rate swaps - - - 1,190,024 902,049 796,398 1,271,114 4,159,585 Interest rate swaps - - - - 1,150,000 100,000 - 1,250,000 TOTAL - - - 1,190,024 2,052,049 896,398 1,271,114 5,409,585   Notional amount As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn   Hedged item Loans and receivables at amortized cost Mortgage loans - - - - - - 377,928 377,928 Commercial loans - - 2,001,551 2,586,367 1,139,074 218,125 5,945,117 TOTAL - - – 2,001,551 2,586,367 1,139,074 596,053 6,323,045 Hedging instrument Currency and interest rate swaps - - 451,551 1,736,367 739,074 596,053 3,523,045 Interest rate swaps - - 1,550,000 850,000 400,000 – 2,800,000 TOTAL - - – 2,001,551 2,586,367 1,139,074 596,053 6,323,045 As of December 31, 2025 and 2024 Ch$119,790 million and Ch$155,587 million, respectively, are presented under 'other assets' for the mark-to-market valuation of the net assets or liabilities hedged in a macro hedge (Note 19). As of December 31, 2025 and 2024 Ch$51,690 million and Ch$76,540 million, respectively, are presented under 'other liabilities' for the mark-to-market valuation of hedged liabilities in a macro hedge (Note 27). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 74

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST The composition and balances as of December 31, 2025 and 2024, of financial assets at amortized cost are as follows:   As of December 31, 2025 2024 Ch$mn Ch$mn Financial assets at amortized cost     Rights under repurchase and securities lending agreements Local banks transactions - - Foreign banks transactions 277,410 - Other Chilean entities transactions 150,736 153,135 Other foreign entities transactions - - Impairment on rights under repurchase agreements (163) (48) Subtotal 427,983 153,087 Debt financial instruments Chilean Central Bank and Government 5,098,597 4,852,552 Financial debt instruments issued abroad 427,790 324,527 Provision (1,145) (1,074) Subtotal 5,525,242 5,176,005 Interbank loans Foreign banks 68,178 31,283 Provisions for loans to foreign banks (107) (25) Subtotal 68,071 31,258 Loans and receivables from clients Commercial loans 17,363,835 17,821,154 Commercial loans 13,290,625 13,369,443 Foreign trade loans 1,786,313 1,929,922 Current account debtors 108,208 130,294 Credit card debtors 154,211 143,729 Factoring transactions 937,645 1,045,548 Commercial leasing transactions 975,746 1,077,516 Student loans 29,770 38,246 Other loans and receivables 81,317 86,456 Mortgage loans 17,443,563 17,559,769 Mortgage loans with letters of credit 14 33 Endorsable mortgage loans 250 454 Mortgage bond-financed loans 77,208 85,651 Other mutual mortgage loans 17,262,519 17,396,078 Financial leasing transactions for housing - - Other loans and receivables 103,572 77,553 Consumer loans 6,057,304 5,911,638 Consumer loans in installments 3,856,368 3,783,452 Current account debtors 137,338 145,530 Credit card debtors 2,061,691 1,980,680 Consumer finance leasing transactions 1,576 1,612 Other loans and receivables 331 364 Provisions established for credit risk (1,341,099) (1,214,321) Provisions for commercial loans (716,635) (705,431) Provisions for mortgage loans (185,038) (161,171) Provisions for consumer loans (439,426) (347,719) Subtotal 39,523,603 40,078,240 Total Financial Assets at amortized cost 45,544,899 45,438,590 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 75

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued During 2025, the Bank carried out sales of leasing operations amounting to Ch$17,945 million and commercial loans amounting to Ch$12,867 million, to unrelated entities of the local financial system. a. Rights under repurchase and securities lending agreements The balances as of December 31, 2025 and 2024, of these instruments were as follows: As of December 31, 2025 As of December 31, 2024 On demand Up to 1 month Between 1 month and 3 months Between 3 month and 12 months Total On demand Up to 1 month Between 1 month and 3 months Between 3 month and 12 months Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Foreign banks transactions Repurchase agreements with other banks – 277,410 – – 277,410 – – – – – Repurchase agreements with foreign Central Banks – – – – – – – – – – Rights under lending agreements – – – – – – – – – – Total – 277,410 – – 277,410 – – – – – Other Chilean entities transactions Repurchase agreements – 95,643 27,120 27,973 150,736 – 107,359 45,776 – 153,135 Rights under lending agreements – – – – – – – – – – Total – 95,643 27,120 27,973 150,736 – 107,359 45,776 – 153,135 Other foreign entities transactios Repurchase agreements – – – – – – – – – – Rights under lending agreements – – – – – – – – – – Total – – – – – – – – – – Total – 373,053 27,120 27,973 428,146 – 107,359 45,776 – 153,135 The accumulated credit impairment related to repurchase agreements and securities lending operations amounts to Ch$163 million and Ch$48 million as of December 31, 2025 and 2024, respectively. The analysis of the changes in the impairment allowance as of December 31, 2025 and 2024, is as follows: Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2025 48 – – 48 Change in measurement without portfolio reclassifying during the period 20 – – 20 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – New transactions originated 1,204 – – 1,204 Sale or transfer – – – – Maturity transactions (1,109) – – (1,109) Other changes in provisions – – – – Balance as of December 31, 2025 163 – – 163 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 76

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2024 – – – – Change in measurement without portfolio reclassifying during the period (26) – – (26) Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – New transactions originated 133 – – 133 Sale or transfer – – – – Maturity transactions (59) – – (59) Other changes in provisions – – – – Balance as of December 31, 2024 48 – – 48 b. Debt financial instruments As of December 31, 2025 and 2024 the composition of debt financial instruments is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Instruments of the Chilean Central Bank and Government   Chilean Central Bank debt instruments - - Chilean Treasury bonds and notes 5,098,597 4,852,552 Other government debt financial instruments - - Subtotal 5,098,597 4,852,552 Under repurchase agreement 1,267,464 - Other Chilean debt financial instruments Chilean other banks debt financial instruments - - Chilean bonds and commercial paper - - Other Chilean debt financial instruments - - Subtotal - - Under repurchase agreement - - Foreign debt financial instruments Foreign central banks debt financial instruments - - Foreign governments and fiscal entities debt financial instruments - - Foreign other banks debt financial instruments - - Foreign companies bonds and commercial paper - - Other foreign debt financial instruments 427,790 324,527 Subtotal 427,790 324,527 Under repurchase agreement - - Expected credit loss allowance Expected credit loss allowance (1,145) (1,074) Subtotal (1,145) (1,074) Total 5,525,242 5,176,005 Under the item “Chilean Treasury and Central Bank of Chile,” instruments are held as collateral to cover margin requirements for derivative operations through Comder Contraparte Central S.A., amounting to Ch$83,830 million and Ch$79,400 million as of December 31, 2025 and 2024, respectively. In addition, collateral is maintained for operations through the “Cámara de pagos de Bajo Valor" (CPBV) amounting to Ch$91,198 and Ch$179,179 million as of December 31, 2025 and 2024 , respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 77

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Under the item “Debt instruments issued abroad,” instruments are held as collateral to cover margin requirements for derivative operations, amounting to Ch$305,248 million and Ch$133,381 million as of December 31, 2025 and 2024, respectively. Analysis of changes in the impairment value as of December 31, 2025 and 2024, is as follows:   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2025 1,074 - - 1,074 Change in measurement without portfolio reclassifying during the period 43 - - 43 Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 28 - - 28 Sale, transfer or maturity - - - - Paid loans - - - - Other changes in provisions - - - - Balance as of December 31, 2025 1,145 - - 1,145   Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balances as of January 1, 2024 1,729 - - 1,729 Change in measurement without portfolio reclassifying during the period (290) - - (290) Transfer to phase 1 - - - - Transfer to phase 2 - - - - Transfer to phase 3 - - - - New assets originated 1,256 - - 1,256 Sale, transfer or maturity (1,621) - - (1,621) Paid loans - - - - Other changes in provisions - - - - Balance as of December 31, 2024 1,074 - - 1,074 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 78

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued c. Interbank loans As of December 31, 2025 and 2024, the details of amounts owed to banks is as follows: Interbank loans As of December 31, 2025 (In Ch$mn) Financial assets before provisions Established provisions Normal portfolio Substandard Portfolio Non-performing portfolio Total Normal portfolio Substandard Portfolio Impaired portfolio Total Net financial assetsIndividual Individual Individual Individual Individual Individual Assessment Assessment Assessment Assessment Assessment Assessment Banks in the country Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non-transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks - - - - - - - - - Foreign banks Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports 68,178 - - 68,178 107 - - 107 68,071 Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks - - - - - - - - - Subtotal domestic and foreign banks 68,178 - - 68,178 107 - - 107 68,071 Central Bank of Chile Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Foreign central banks - - - - - - - - - Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Subtotal Central Bank of Chile and foreign central banks - - - - - - - - - TOTAL 68,178 - - 68,178 107 - - 107 68,071 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 79

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Interbank loans As of December 31, 2024 (In Ch$mn) Financial assets before provisions Established provisions Normal portfolio Substandard Portfolio Non-performing portfolio Total Normal portfolio Substandard Portfolio Impaired portfolio Total Net financial assetsIndividual Individual Individual Individual Individual Individual Assessment Assessment Assessment Assessment Assessment Assessment Banks in the country Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports - - - - - - - - - Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Non-transferable deposits in domestic bank - - - - - - - - - Other loans with domestic banks - - - - - - - - - Foreign banks Interbank liquidity loans - - - - - - - - - Commercial interbank loans - - - - - - - - - Current account overdrafts - - - - - - - - - Foreign trade loans Chilean exports 31,283 - - 31,283 25 - - 25 31,258 Foreign trade loans Chilean imports - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - Current account deposits with banks abroad for derivative transactions - - - - - - - - - Other non-transferable deposits with banks abroad - - - - - - - - - Other loans with foreign banks - - - - - - - - - Subtotal domestic and foreign banks 31,283 - - 31,283 25 - - 25 31,258 Central Bank of Chile Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Foreign central banks Current account deposits for derivatives transactions with a central counterparty - - - - - - - - - Other unavailable deposits - - - - - - - - - Other loans - - - - - - - - - Subtotal Central Bank of Chile and foreign central banks - - - - - - - - - TOTAL 31,283 - - 31,283 25 - - 25 31,258 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 80

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued d. Loans and receivables from clients The balances of Loans and receivables from clients as of December 31, 2025 and 2024, are as follows: Loans and receivables As of December 31, 2025 (In Ch$mn) Financial assets before provisions Total Established provisions Subtotal Deductible FOGAPE Covid-19 guarantee s Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 6,552,077 4,501,522 1,130,613 621,489 484,924 13,290,625 68,313 64,691 51,374 214,706 167,606 566,690 2,191 568,881 12,721,744 Foreign trade loans Chilean exports 769,504 8,587 75,594 13,275 2,984 869,944 17,320 296 9,526 7,404 1,635 36,181 – 36,181 833,763 Foreign trade loans Chilean imports 781,684 73,088 37,944 15,462 3,750 911,928 20,799 1,899 2,509 11,635 2,050 38,892 – 38,892 873,036 Foreign trade loans between third countries 3,553 – 888 – – 4,441 30 – 123 – – 153 – 153 4,288 Current account debtors 65,065 30,698 4,361 1,152 6,932 108,208 1,482 1,169 423 564 3,803 7,441 – 7,441 100,767 Credit card debtors 27,149 112,834 2,287 758 11,183 154,211 739 3,354 244 354 6,199 10,890 – 10,890 143,321 Factoring transactions 880,545 27,722 20,510 4,805 4,063 937,645 11,808 531 2,554 3,141 3,128 21,162 – 21,162 916,483 Commercial leasing transactions 680,504 144,261 100,338 40,548 10,095 975,746 3,626 1,449 1,429 7,478 8,234 22,216 5 22,221 953,525 Student loans – 22,817 – – 6,953 29,770 – 576 – – 2,174 2,750 – 2,750 27,020 Other loans and receivables 6,263 63,549 313 1,800 9,392 81,317 75 2,264 30 892 4,803 8,064 – 8,064 73,253 Subtotal 9,766,344 4,985,078 1,372,848 699,289 540,276 17,363,835 124,192 76,229 68,212 246,174 199,632 714,439 2,196 716,635 16,647,200 Mortgage loans Loans with mortgage finance – – – – 14 14 – – – – 1 1 – 1 13 Endorsable mortgage mutual loans – 221 – – 29 250 – – – – 2 2 – 2 248 Mortgage bond-financed loans – 73,965 – – 3,243 77,208 – 119 – – 263 382 – 382 76,826 Other mutual mortgage loans – 16,182,762 – – 1,079,757 17,262,519 – 35,119 – – 147,170 182,289 – 182,289 17,080,230 Financial leasing transaction for housing – – – – – – – – – – – – – – – Other loans and receivables – 86,194 – – 17,378 103,572 – 324 – – 2,040 2,364 – 2,364 101,208 Subtotal – 16,343,142 – – 1,100,421 17,443,563 – 35,562 – – 149,476 185,038 – 185,038 17,258,525 Consumer loans Consumer loans in installments – 3,576,117 – – 280,251 3,856,368 – 163,524 – – 158,008 321,532 – 321,532 3,534,836 Current account debtors – 128,783 – – 8,555 137,338 – 7,261 – – 4,896 12,157 – 12,157 125,181 Credit card debtors – 2,023,609 – – 38,082 2,061,691 – 83,524 – – 21,986 105,510 – 105,510 1,956,181 Consumer finance leasing transactions – 1,569 – – 7 1,576 – 40 – – 2 42 – 42 1,534 Other loans and receivables – 20 – – 311 331 – 4 – – 181 185 – 185 146 Subtotal – 5,730,098 – – 327,206 6,057,304 – 254,353 – – 185,073 439,426 – 439,426 5,617,878 TOTAL 9,766,344 27,058,318 1,372,848 699,289 1,967,903 40,864,702 124,192 366,144 68,212 246,174 534,181 1,338,903 2,196 1,341,099 39,523,603 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 81

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Loans and receivables As of December 31, 2024 (In Ch$mn) Financial assets before provisions Total Established provisions Subtotal Deductible FOGAPE Covid-19 guarantees Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 6,926,688 4,334,067 964,136 687,943 456,609 13,369,443 73,894 60,295 25,424 233,212 162,058 554,883 4,295 559,178 12,810,265 Foreign trade loans Chilean exports 937,668 13,826 82,939 18,958 1,673 1,055,064 14,683 419 6,592 11,583 972 34,249 - 34,249 1,020,815 Foreign trade loans Chilean imports 766,103 65,524 26,021 13,318 2,740 873,706 20,608 1,828 1,625 10,791 1,441 36,293 - 36,293 837,413 Foreign trade loans between third countries 1,152 - - - - 1,152 12 - - - - 12 - 12 1,140 Current account debtors 81,814 30,718 7,532 1,839 8,391 130,294 1,398 991 840 793 4,958 8,980 - 8,980 121,314 Credit card debtors 27,570 102,333 2,210 802 10,814 143,729 771 3,083 266 384 6,473 10,977 - 10,977 132,752 Factoring transactions 993,729 27,947 15,086 5,112 3,674 1,045,548 12,433 530 1,567 4,311 2,689 21,530 - 21,530 1,024,018 Commercial leasing transactions 759,480 158,226 98,351 50,621 10,838 1,077,516 3,564 3,326 1,537 6,474 6,336 21,237 15 21,252 1,056,264 Student loans - 28,606 - - 9,640 38,246 - 744 - - 2,244 2,988 - 2,988 35,258 Other loans and receivables 6,529 65,612 393 6,415 7,507 86,456 87 1,655 38 5,100 3,092 9,972 - 9,972 76,484 Subtotal 10,500,733 4,826,859 1,196,668 785,008 511,886 17,821,154 127,450 72,871 37,889 272,648 190,263 701,121 4,310 705,431 17,115,723 Mortgage loans Loans with mortgage finance - 4 - - 29 33 - - - - 3 3 - 3 30 Endorsable mortgage mutual loans - 367 - - 87 454 - 1 - - 6 7 - 7 447 Mortgage bond-financed loans - 81,222 - - 4,429 85,651 - 137 - - 360 497 - 497 85,154 Other mutual mortgage loans - 16,466,308 - - 929,770 17,396,078 - 34,114 - - 125,043 159,157 - 159,157 17,236,921 Financial leasing transaction for housing - - - - - - - - - - - - - - - Other loans and receivables - 69,110 - - 8,443 77,553 - 210 - - 1,297 1,507 - 1,507 76,046 Subtotal - 16,617,011 - - 942,758 17,559,769 - 34,462 - - 126,709 161,171 - 161,171 17,398,598 Consumer loans Consumer loans in installments - 3,522,973 - - 260,479 3,783,452 - 113,734 - - 146,573 260,307 - 260,307 3,523,145 Current account debtors - 136,185 - - 9,345 145,530 - 6,132 - - 7,038 13,170 - 13,170 132,360 Credit card debtors - 1,946,063 - - 34,617 1,980,680 - 48,324 - - 25,660 73,984 - 73,984 1,906,696 Consumer finance leasing transactions - 1,592 - - 20 1,612 - 14 - - 15 29 - 29 1,583 Other loans and receivables - 59 - - 305 364 - 7 - - 222 229 - 229 135 Subtotal - 5,606,872 - - 304,766 5,911,638 - 168,211 - - 179,508 347,719 - 347,719 5,563,919 TOTAL 10,500,733 27,050,742 1,196,668 785,008 1,759,410 41,292,561 127,450 275,544 37,889 272,648 496,480 1,210,011 4,310 1,214,321 40,078,240 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 82

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued e. Contingent loans Contingent loan balances as of December 31, 2025 and 2024, are as follows: Credit risk exposure from contingent loans As of December 31, 2025 (In Ch$mn) Contingent loan exposure before provisions Total Established provisions Total Net contingent loan risk exposure Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Personal guarantees 530,441 813 24,972 - - 556,226 2,296 20 2,735 - - 5,051 551,175 Letter of credits of merchandise traffic operations 48,152 246 1,431 - - 49,829 433 6 4 - - 443 49,386 Debt purchase commitments in local currencies abroad - - - - - - - - Transactions related to contingent events 890,582 21,879 19,598 7,392 300 939,751 12,632 490 1,350 3,361 165 17,998 921,753 Unrestricted prompt cancel credit lines 264,080 865,788 2,461 759 15,884 1,148,972 1,478 26,413 190 213 8,904 37,198 1,111,774 Unrestricted credit lines - - - - - - - - - - - - - Student loans under Law N°20,027 for higher education (CAE) - - - - - - - - - - - - - Other irrevocable credit commitments 183,564 3 63,000 - - 246,567 1,692 1 - - - 1,693 244,874 Other contingent loans - - - - - - - - - - - - - Credit risk exposure from contingent loans As of December 31, 2024 (In Ch$mn) Contingent loan exposure before provisions Total Established provisions Total Net contingent loan risk exposure Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Personal guarantees 234,959 73,273 57,695 - - 365,927 2,171 2,048 3,607 - - 7,826 358,101 Letter of credits of merchandise traffic operations 60,579 450 652 - - 61,681 629 13 - - - 642 61,039 Debt purchase commitments in local currencies abroad - - - - - - - - - - - - - Transactions related to contingent events 1,035,872 21,884 41,954 8,587 611 1,108,908 11,523 517 1,702 4,441 380 18,563 1,090,345 Unrestricted prompt cancel credit lines 241,390 860,881 2,016 893 13,992 1,119,172 1,332 5,643 189 460 9,037 16,661 1,102,511 Unrestricted credit lines - - - - - - - - - - - - - Student loans under Law N°20,027 for higher education (CAE) - - - - - - - - - - - - - Other irrevocable credit commitments 194,801 6 - - - 194,807 1,070 - - - - 1,070 193,737 Other contingent loans - - - - - - - - - - - - - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 83

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued f. Breakdown of movement in established provisions - Interbank loans A summary of the movements of established provisions for Interbank loans, as of December 31, 2025 and 2024 , is as follows: Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn) Movement in established provisions by portfolio for the period Individual assessment Normal Substandard Impaired Total Portfolio Portfolio portfolio Interbank loans Balance as of January 1, 2025 25 - - 25 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: - - - - Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Impaired - - - - Substandard to Individual Impaired - - - - Substandard to Individual Normal - - - - Individual Impaired to Substandard - - - - Individual Impaired to Individual Normal - - - - New loans originated 381 - - 381 New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - - - Release due to loan payment (292) - - (292) Provision application for charge-offs - - - - Recovery of impaired loans - - - - Exchange rate difference (7) - - (7) Other changes in provisions - - - - Balance as of December 31, 2025 107 - - 107 Breakdown of movement in established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Individual assessment Normal Substandard Impaired Total Portfolio Portfolio portfolio Interbank loans Balance as of January 1, 2024 114 - - 114 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: - - - - Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: - - - - Individual Normal to Substandard - - - - Individual Normal to Individual Impaired - - - - Substandard to Individual Impaired - - - - Substandard to Individual Normal - - - - Individual Impaired to Substandard - - - - Individual Impaired to Individual Normal - - - - New loans originated 142 - - 142 New loans due to translation from contingent to loan - - - - New loans purchased - - - - Sale or assignment of loans - - - - Release due to loan payment (233) - - (233) Provision application for charge-offs - - - - Recovery of impaired loans - - - - Exchange rate difference 2 - - 2 Other changes in provisions - - - - Balance as of December 31, 2024 25 - - 25 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 84

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued g. Breakdown of movement in established provisions - Commercial Loans A summary of the movements of established provisions for Commercial Loans, as of December 31, 2025 and 2024 , is as follows: Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guarantees TotalAssessment Assessment Individual Group Individual Group Commercial loans Balance as of January 1, 2025 127,450 72,871 37,889 272,648 190,263 701,121 4,310 705,431 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 43,718 102,209 29,764 31,279 108,363 315,333 14 315,347 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (21,010) – 37,957 – – 16,947 43 16,990 Individual Normal to Individual Impaired (76) – – 471 – 395 – 395 Substandard to Individual Impaired – – (17,317) 46,320 – 29,003 – 29,003 Substandard to Individual Normal 1,118 – (1,981) – – (863) 23 (840) Individual Impaired to Substandard – – 278 (976) – (698) – (698) Individual Impaired to Individual Normal – – – – – – – – Group normal to Group Impaired – (36,747) – – 78,619 41,872 102 41,974 Group Impaired to Group normal – 1,901 – – (28,291) (26,390) 10 (26,380) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 2,572 – (1,402) (731) – 439 55 494 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) (27) (1,222) – – 2,133 884 30 914 New loans originated 315,076 48,189 – – – 363,265 2,260 365,525 New loans due to translation from contingent to loan 1,716 1,868 – – – 3,584 – 3,584 New loans purchased – – – – – – – – Sale or assignment of loans (331) – – – – (331) – (331) Release due to loan payment (341,267) (112,619) (14,956) (258,807) (286,083) (1,013,732) (4,651) (1,018,383) Provision application for charge-offs – – – 164,865 135,068 299,933 – 299,933 Recovery of impaired loans – – – – – – – – Changes in models and methodologies – – – – – – – – Exchange rate difference (4,747) (221) (2,020) (8,895) (440) (16,323) – (16,323) Other changes in provisions – – – – – – – – Balance as of December 31, 2025 124,192 76,229 68,212 246,174 199,632 714,439 2,196 716,635 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 85

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal Deductible FOGAPE Covid-19 guarantees TotalAssessment Assessment Individual Group Individual Group Commercial loans Balance as of January 1, 2024 92,730 68,151 30,658 257,192 211,331 660,062 10,170 670,232 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 36,796 105,960 18,824 49,180 78,653 289,413 37 289,450 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (10,150) - 16,846 - - 6,696 147 6,843 Individual Normal to Individual Impaired (6) - - 2 - (4) - (4) Substandard to Individual Impaired - - (14,171) 30,188 - 16,017 - 16,017 Substandard to Individual Normal 1,153 - (2,314) - - (1,161) 62 (1,099) Individual Impaired to Substandard - - 342 (873) - (531) - (531) Individual Impaired to Individual Normal 6 - - (3) - 3 - 3 Group normal to Group Impaired - (35,222) - - 77,549 42,327 226 42,553 Group Impaired to Group normal - 1,827 - - (23,561) (21,734) 15 (21,719) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 5,187 - (661) (278) - 4,248 12 4,260 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) (4) (1,951) - - 101 (1,854) 100 (1,754) New loans originated 248,379 44,664 - - - 293,043 40 293,083 New loans due to translation from contingent to loan 919 1,384 - - - 2,303 2,303 New loans purchased - 36 - - 17 53 - 53 Sale or assignment of loans (1,188) - - - - (1,188) - (1,188) Release due to loan payment (252,183) (112,343) (13,540) (187,002) (276,973) (842,041) (6,499) (848,540) Provision application for charge-offs - - - 113,252 124,413 237,665 - 237,665 Recovery of impaired loans - - - - - - - - Changes in models and methodologies - - - - - - - - Exchange rate difference 5,811 312 1,905 10,990 385 19,403 - 19,403 Other changes in provisions - 53 - - (1,652) (1,599) - (1,599) Balance as of December 31, 2024 127,450 72,871 37,889 272,648 190,263 701,121 4,310 705,431 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 86

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued h. Breakdown of movement in established provisions – Residential Mortgage loans A summary of the movements of established provisions for Residential Mortgage Loans, as of December 31, 2025 and 2024 , is as follows: Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal Portfolio Impaired portfolio Residential Mortgage loans Balance as of January 1, 2025 34,462 126,709 161,171 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 55,383 102,055 157,438 Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]: Group normal to group impaired (8,636) 36,670 28,034 Group impaired to Group normal 1,471 (15,140) (13,669) New loans originated 2,557 - 2,557 New loans purchased - - - Sale or assignment of loans - - - Release due to loan payment (49,675) (162,942) (212,617) Provision application for charge-offs - 62,124 62,124 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference - - - Other changes in provisions - - - Balance as of December 31, 2025 35,562 149,476 185,038 Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal Portfolio Impaired portfolio Residential Mortgage loans Balance as of January 1, 2024 32,350 116,031 148,381 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 53,404 81,602 135,006 Change in measurement due to portfolio reclassifying from the start to the end of the period [portfolio from (-) to (+)]: Group normal to group impaired (9,670) 43,311 33,641 Group impaired to Group normal 1,166 (11,006) (9,840) New loans originated 1,297 - 1,297 New loans purchased - - - Sale or assignment of loans (55) - (55) Release due to loan payment (44,030) (147,029) (191,059) Provision application for charge-offs - 43,800 43,800 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference - - - Other changes in provisions - - - Balance as of December 31, 2024 34,462 126,709 161,171 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 87

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued i. Breakdown of movement in established provisions – Consumer Loans A summary of the movements of established provisions for Consumer Loans, as of December 31, 2025 and 2024 , is as follows: Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal portfolio Impaired portfolio Consumer loans Balance as of January 1, 2025 168,211 179,508 347,719 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 520,322 95,267 615,589 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Group normal to Group impaired (178,167) 238,487 60,320 Group impaired to Group normal 10,402 (39,171) (28,769) New loans originated 108,914 - 108,914 New loans due to translation from contingent to loan 20,677 - 20,677 New loans purchased - - - Sale or assignment of loans - - - Release due to loan payment (395,766) (638,820) (1,034,586) Provision application for charge-offs 349,805 349,805 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference (240) (3) (243) Other changes in provisions - - - Balance as of December 31, 2025 254,353 185,073 439,426 Breakdown of movement in established provisions for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Group Assessment Total Normal portfolio Impaired portfolio Consumer loans Balance as of January 1, 2024 169,345 166,031 335,376 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 331,869 171,817 503,686 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Group normal to Group impaired (80,574) 255,012 174,438 Group impaired to Group normal 9,525 (35,761) (26,236) New loans originated 84,984 - 84,984 New loans due to translation from contingent to loan 13,373 - 13,373 New loans purchased 1,278 814 2,092 Sale or assignment of loans (1,407) - (1,407) Release due to loan payment (364,183) (711,310) (1,075,493) Provision application for charge-offs - 353,415 353,415 Recovery of impaired loans - - - Changes in models and methodologies - - - Exchange rate difference 96 6 102 Other changes in provisions 3,905 (20,516) (16,611) Balance as of December 31, 2024 168,211 179,508 347,719 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 88

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued j. Breakdown of movement in established provisions – Contingent Loans A summary of the movements of established provisions for Contingent Loans, as of December 31, 2025 and 2024 , is as follows: Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2025 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio TotalAssessment Assessment Individual Group Individual Group Contingent loan exposure Balance as of January 1, 2025 16,723 8,218 5,502 4,900 9,419 44,762 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 3,539 37,252 462 228 945 42,426 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (455) - 723 - - 268 Individual Normal to Individual Impaired - - - 1 - 1 Substandard to Individual Impaired - - (156) 945 - 789 Substandard to Individual Normal 289 - (568) - - (279) Individual Impaired to Substandard - - - (4) - (4) Individual Impaired to Individual Normal - - - (9) - (9) Group Normal to Group Impaired - (787) - - 12,440 11,653 Group Impaired to Group Normal - 47 - - (5,197) (5,150) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) (34) - (50) (15) - (99) Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) - 22 - - 3 25 New contingent loans granted 22,867 6,821 - - - 29,688 Release due to loan payment (24,098) (24,143) (1,366) (2,504) (8,645) (60,756) Contingent loans from translation to loans 191 393 38 45 394 1,061 Changes in models and methodologies - - - - - - Exchange rate difference (490) (940) (302) (15) (286) (2,033) Other changes in provisions - 40 - - - 40 Balance as of December 31, 2025 18,532 26,923 4,283 3,572 9,073 62,383 NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 89

Breakdown of movement in provisions established for credit risk portfolio during the period As of December 31, 2024 (In Ch$mn) Movement in established provisions by portfolio for the period Normal portfolio Substandard Portfolio Impaired portfolio TotalAssessment Assessment Individual Group Individual Group Contingent loan exposure Balance as of January 1, 2024 14,999 6,381 5,763 5,315 7,824 40,282 Provision establishment/(release) by: Change in measurement without portfolio reclassifying during the period: 3,510 9,414 1,271 1,989 2,918 19,102 Change in measurement due to portfolio reclassifying from the beginning to the end of the period [portfolio from (-) to (+)]: Individual Normal to Substandard (587) - 967 - - 380 Individual Normal to Individual Impaired - - - - - - Substandard to Individual Impaired - - (1,409) 6,882 - 5,473 Substandard to Individual Normal 136 - (319) - - (183) Individual Impaired to Substandard - - 1 (11) - (10) Individual Impaired to Individual Normal - - - (42) - (42) Group Normal to Group Impaired - (210) - - 11,758 11,548 Group Impaired to Group Normal - 13 - - (4,217) (4,204) Individual (Normal, Substandard, Impaired) to Group (Normal, Impaired) 109 - (10) (2) - 97 Group (Normal, Impaired) to Individual (Normal, Substandard, Impaired) - 65 - - - 65 New contingent loans granted 17,602 5,278 - - - 22,880 Release due to loan payment (19,774) (13,292) (1,201) (9,264) (9,716) (53,247) Contingent loans from translation to loans 42 243 7 3 469 764 Changes in models and methodologies - - - - - - Exchange rate difference 686 303 432 30 383 1,834 Other changes in provisions - 23 - - - 23 Balance as of December 31, 2024 16,723 8,218 5,502 4,900 9,419 44,762 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 90

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued k. Concentration of loans by economic activity The breakdown of loans by economic activity as of December 31, 2025 and 2024, is as follows: Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2025 (In Ch$mn) Loans and contingent loan exposures Established provisions Loans Total Loans Total Domestic Loans Foreign loans Domestic Loans Foreign loans Interbank loans - 68,178 68,178 - 107 107 Commercial loans Agriculture and livestock 523,138 2 523,140 39,591 - 39,591 Fruticulture 512,380 827 513,207 37,072 14 37,086 Forestry 160,876 3 160,879 8,543 - 8,543 Fishing 286,463 - 286,463 9,878 - 9,878 Mining 390,801 - 390,801 11,863 - 11,863 Oil and natural gas 13,801 - 13,801 160 - 160 Manufacturing - - - Food, beverages and tobacco 400,783 28 400,811 13,642 - 13,642 Textile, leather and footwear 89,588 888 90,476 4,856 123 4,979 Wood and furniture 84,998 - 84,998 3,276 - 3,276 Pulp, paper and printing 75,208 - 75,208 2,356 - 2,356 Chemicals and oil products 138,793 - 138,793 4,258 - 4,258 Metallic, non-metallic, machinery, or other 375,346 - 375,346 19,753 - 19,753 Other manufacturing 253,931 391 254,322 9,787 17 9,804 Electricity, gas and water 721,401 - 721,401 8,823 - 8,823 Housing construction 257,777 - 257,777 5,123 - 5,123 Non-housing construction (office, civil works) 488,291 2,286 490,577 11,117 98 11,215 Wholesale commerce 1,804,136 10,466 1,814,602 119,995 54 120,049 Retail trade, restaurants and hotels 1,774,663 530 1,775,193 86,358 23 86,381 Transport and storage 691,552 51 691,603 23,533 13 23,546 Telecommunications 641,742 1 641,743 7,105 - 7,105 Financial services 505,452 3,072 508,524 4,619 7 4,626 Business services - - - - Real estate services 2,363,132 - 2,363,132 67,198 - 67,198 Student Loans - - - - - - Public administration, defense and police - - - - - - Social and other communal services 4,780,847 10,191 4,791,038 217,178 202 217,380 Personal services - - - - - - Subtotal 17,335,099 28,736 17,363,835 716,084 551 716,635 Residential Mortgage loans 17,439,847 3,716 17,443,563 184,997 41 185,038 Consumer loans 6,056,069 1,235 6,057,304 439,337 89 439,426 Contingent loan exposure 2,898,473 42,872 2,941,345 62,257 126 62,383 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 91

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Composition of economic activity for loans, contingent loan exposure and accrued provision As of December 31, 2024 (In Ch$mn) Loans and contingent loan exposures Established provisions Loans Total Loans Total Domestic Loans Foreign loans Domestic Loans Foreign loans Interbank loans 11 31,272 31,283 - 25 25 Commercial loans Agriculture and livestock 576,262 2 576,264 27,289 - 27,289 Fruticulture 611,106 1,410 612,516 40,441 3 40,444 Forestry 152,781 - 152,781 8,911 - 8,911 Fishing 400,637 - 400,637 11,373 - 11,373 Mining 467,147 - 467,147 6,430 - 6,430 Oil and natural gas 11,525 - 11,525 128 - 128 Manufacturing Food, beverages and tobacco 341,358 6 341,364 10,192 - 10,192 Textile, leather and footwear 79,034 761 79,795 5,129 5 5,134 Wood and furniture 91,787 - 91,787 3,126 - 3,126 Pulp, paper and printing 64,583 1 64,584 2,660 - 2,660 Chemicals and oil products 132,339 - 132,339 2,767 - 2,767 Metallic, non-metallic, machinery, or other 396,990 - 396,990 13,788 - 13,788 Other manufacturing 247,623 - 247,623 10,789 - 10,789 Electricity, gas and water 805,234 - 805,234 6,342 - 6,342 Housing construction 248,328 - 248,328 9,876 - 9,876 Non-housing construction (office, civil works) 562,715 6 562,721 13,881 2 13,883 Wholesale commerce 1,824,444 12,266 1,836,710 126,888 77 126,965 Retail trade, restaurants and hotels 1,552,812 103 1,552,915 74,002 5 74,007 Transport and storage 768,850 30,626 799,476 25,588 67 25,655 Telecommunications 532,256 3 532,259 12,050 - 12,050 Financial services 612,018 1,011 613,029 5,644 43 5,687 Business services - - - - - - Real estate services 2,369,220 - 2,369,220 56,942 - 56,942 Student Loans - - - - - - Public administration, defense and police - - - - - - Social and other communal services 4,916,863 9,047 4,925,910 230,908 85 230,993 Personal services - - - - - - Subtotal 17,765,912 55,242 17,821,154 705,144 287 705,431 Residential Mortgage loans 17,559,769 - 17,559,769 161,171 - 161,171 Consumer loans 5,911,638 - 5,911,638 347,719 - 347,719 Contingent loan exposure 2,850,495 - 2,850,495 44,762 - 44,762 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 92

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued l. Residential mortgage loans and their provisions by the range of outstanding loan principal over the value of the mortgage collateral (LTV) and days past due, respectively: Residential mortgage loans and their provisions as of December 31, 2025 and 2024, are as follows: As of December 31, 2025 Loan / Collateral Value (%) Residential Mortgage loans (Ch$mn) Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period Days past due at the end of the period 0 1 to 29 30 to 59 60 to 89 >= 90 Total 0 1 to 29 30 to 59 60 to 89 >= 90 Total LTV <= 40% 1,703,743 9,198 37,867 21,440 36,532 1,808,780 3,145 160 1,223 977 4,662 10,167 40% < LTV <= 80% 12,693,667 30,917 380,597 210,722 417,396 13,733,299 39,242 763 13,547 11,497 75,618 140,667 80% < LTV <= 90% 1,260,997 83 43,003 27,054 55,971 1,387,108 7,619 12 2,080 1,799 12,161 23,671 LTV > 90% 473,056 588 13,255 6,949 20,528 514,376 3,085 79 970 614 5,785 10,533 Total 16,131,463 40,786 474,722 266,165 530,427 17,443,563 53,091 1,014 17,820 14,887 98,226 185,038 As of December 31, 2024 Loan / Collateral Value (%) Residential Mortgage loans (Ch$mn) Provisions established for Residential Mortgage Loans (Ch$mn) Days past due at the end of the period Days past due at the end of the period 0 1 to 29 30 to 59 60 to 89 >= 90 Total 0 1 to 29 30 to 59 60 to 89 >= 90 Total LTV <= 40% 1,584,145 9,464 31,097 19,828 33,432 1,677,966 2,930 150 908 917 4,243 9,148 40% < LTV <= 80% 13,021,875 33,382 360,329 210,526 358,471 13,984,583 36,828 606 11,485 11,044 65,635 125,598 80% < LTV <= 90% 1,522,287 49 42,591 22,817 47,385 1,635,129 7,630 2 1,491 1,447 10,624 21,194 LTV > 90% 238,819 176 8,207 3,967 10,922 262,091 1,773 24 426 274 2,734 5,231 Total 16,367,126 43,071 442,224 257,138 450,210 17,559,769 49,161 782 14,310 13,682 83,236 161,171 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 93

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued m. Interbank commercial loans and their provisions established by classification category The distribution of provisions by classification category for interbank and commercial loans as of December 31, 2025 and 2024, are as follows: Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2025 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deductibl e provision for FOGAPE Covid-19 guarantee s Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Normal Impaired Total A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal portfolio Portfolio Interbank loans   Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean exports 103 30,556 37,519 - - - 68,178 - - - - - - - - - - - - 68,178 - - - 68,178 - Foreign trade loans Chilean imports - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - - - - - - - - - - - - - - - - - Non-transferable deposits with banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - Subtotal 103 30,556 37,519 - - - 68,178 - - - - - - - - - - - - 68,178 - - - 68,178 - Established provisions - 25 82 - - - 107 - - - - - - - - - - - - 107 - - - 107 - % Established provisions –% 0.08 0.22% – – – 0.16% – – – – – – – – – – – – 0.16% – – – 0.16% – Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 94

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2025 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deductib le provision for FOGAPE Covid-19 guarante es Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Normal Impaired Total A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal portfolio Portfolio Commercial loans Commercial loans - 376,102 1,175,111 1,695,348 1,854,837 1,450,679 6,552,077 788,346 102,249 102,894 137,124 1,130,613 148,628 109,432 80,015 115,050 67,045 101,319 621,489 8,304,179 4,501,522 484,924 4,986,446 13,290,625 2,191 Foreign trade loans Chilean exports - 104,199 105,049 263,899 154,572 141,785 769,504 61,516 9,768 - 4,310 75,594 133 1,994 - 4,892 1,541 4,715 13,275 858,373 8,587 2,984 11,571 869,944 - Foreign trade loans Chilean imports - - 128,720 288,955 247,417 116,592 781,684 29,356 7,978 610 - 37,944 286 38 - 2,198 3,602 9,338 15,462 835,090 73,088 3,750 76,838 911,928 - Foreign trade loans between third countries - - 3,072 272 - 209 3,553 888 - - - 888 - - - - - - - 4,441 - - - 4,441 - Debtors with current accounts - 3,917 17,134 14,318 18,308 11,388 65,065 3,788 313 37 223 4,361 275 180 20 26 245 406 1,152 70,578 30,698 6,932 37,630 108,208 - Credit card debtors - 1,692 3,128 9,378 7,719 5,232 27,149 1,808 172 155 152 2,287 266 50 1 49 119 273 758 30,194 112,834 11,183 124,017 154,211 - Factoring transactions 1,210 61,121 420,729 196,558 143,509 57,418 880,545 16,066 3,441 668 335 20,510 - 66 222 1,972 2 2,543 4,805 905,860 27,722 4,063 31,785 937,645 - Commercial leasing transactions 2,020 3,270 133,781 215,401 181,626 144,406 680,504 60,416 12,009 16,463 11,450 100,338 13,059 9,767 8,042 8,511 906 263 40,548 821,390 144,261 10,095 154,356 975,746 5 Student loans - - - - - - - - - - - - - - - - - - - - 22,817 6,953 29,770 29,770 - Other loans and receivables - 753 1,814 2,335 931 430 6,263 270 27 10 6 313 318 264 45 68 695 410 1,800 8,376 63,549 9,392 72,941 81,317 - Subtotal 3,230 551,054 1,988,538 2,686,464 2,608,919 1,928,139 9,766,344 962,454 135,957 120,837 153,600 1,372,848 162,965 121,791 88,345 132,766 74,155 119,267 699,289 11,838,481 4,985,078 540,276 5,525,354 17,363,835 2,196 Established provisions - 940 3,257 21,072 44,864 54,059 124,192 39,315 4,965 9,356 14,576 68,212 3,260 12,179 22,086 53,106 48,202 107,341 246,174 438,578 76,229 199,632 275,861 714,439 2,196 % Established provisions —% 0.17% 0.16% 0.78% 1.72% 2.80% 1.27% 4.08% 3.65% 7.74% 9.49% 4.97% 2.00% 10.00% 25.00% 40.00% 65.00% 90.00% 35.20% 3.70% 1.53% 36.95% 4.99% 4.11% 100.00% Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 95

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deductibl e provision for FOGAPE Covid-19 guarantee s Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Normal Impaired Total A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal portfoli o Portfolio Interbank loans   Interbank liquidity loans - - - - - - - - - - - - - - - - - - - - - - - - - Commercial interbank loans - - - - - - - - - - - - - - - - - - - - - - - - - Current account overdrafts - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans Chilean exports 23,764 - 7,519 - - - 31,283 - - - - - - - - - - - - 31,283 - - - 31,283 - Foreign trade loans Chilean imports - - - - - - - - - - - - - - - - - - - - - - - - - Foreign trade loans between third countries - - - - - - - - - - - - - - - - - - - - - - - - - Non-transferable deposits with banks - - - - - - - - - - - - - - - - - - - - - - - - - Other loans with banks - - - - - - - - - - - - - - - - - - - - - - - - - Subtotal 23,764 - 7,519 - - - 31,283 - - - - - - - - - - - - 31,283 - - - 31,283 - Established provisions 9 - 16 - - - 25 - - - - - - - - - - - - 25 - - - 25 - % Established provisions 0.04% - 0.21% - - - 0.08% - - - - - - - - - - - - 0.08% - - - 0.08% - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 96

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Distribution of provisions by classification category for interbank and commercial loans as of December 31, 2024 (in Ch$mn) Interbank loans and commercial loans payable to the bank Total  Deductibl e provision for FOGAPE Covid-19 guarantee s Assessment Individual Group Normal portfolio Substandard Portfolio Impaired portfolio Total Normal Impaire d Total A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal portfolio Portfoli o Commercial loans Commercial loans 2,469 347,829 1,284,091 1,586,694 1,986,465 1,719,140 6,926,688 641,176 114,575 117,922 90,463 964,136 185,831 124,657 60,861 122,192 88,094 106,308 687,943 8,578,767 4,334,067 456,609 4,790,676 13,369,443 4,295 Foreign trade loans Chilean exports - 160,427 171,825 314,361 216,624 74,431 937,668 71,011 5,398 5,535 995 82,939 550 - 749 5,651 6,730 5,278 18,958 1,039,565 13,826 1,673 15,499 1,055,064 - Foreign trade loans Chilean imports - - 204,089 168,126 256,269 137,619 766,103 14,264 11,757 - - 26,021 - 38 - 2,087 483 10,710 13,318 805,442 65,524 2,740 68,264 873,706 - Foreign trade loans between third countries - - - 392 - 760 1,152 - - - - - - - - - - - - 1,152 - - - 1,152 - Debtors with current accounts - 194 39,249 20,683 12,680 9,008 81,814 6,933 330 172 97 7,532 557 69 175 188 438 412 1,839 91,185 30,718 8,391 39,109 130,294 - Credit card debtors - 936 3,280 10,120 8,073 5,161 27,570 1,620 277 150 163 2,210 176 58 3 202 135 228 802 30,582 102,333 10,814 113,147 143,729 - Factoring transactions 858 141,059 481,641 223,777 86,260 60,134 993,729 13,688 23 1,261 114 15,086 4 65 12 409 89 4,533 5,112 1,013,927 27,947 3,674 31,621 1,045,548 - Commercial leasing transactions 2,829 5,151 124,959 197,472 223,082 205,987 759,480 56,129 21,003 14,319 6,900 98,351 27,262 10,961 6,355 2,970 2,839 234 50,621 908,452 158,226 10,838 169,064 1,077,516 15 Student loans - - - - - - - - - - - - - - - - - - - - 28,606 9,640 38,246 38,246 - Other loans and receivables - 728 1,673 1,919 1,766 443 6,529 265 77 42 9 393 487 81 175 114 41 5,517 6,415 13,337 65,612 7,507 73,119 86,456 - Subtotal 6,156 656,324 2,310,807 2,523,544 2,791,219 2,212,683 10,500,733 805,086 153,440 139,401 98,741 1,196,668 214,867 135,929 68,330 133,813 98,849 133,220 785,008 12,482,409 4,826,859 511,886 5,338,745 17,821,154 4,310 Established provisions 1 939 3,932 22,274 46,819 53,485 127,450 21,795 4,059 5,689 6,346 37,889 4,298 13,593 17,082 53,525 64,252 119,898 272,648 437,987 72,871 190,263 263,134 701,121 4,310 % Established provisions 0.02% 0.14% 0.17% 0.88% 1.68% 2.42% 1.21% 2.71% 2.65% 4.08% 6.43% 3.17% 2.00% 10.00% 25.00% 40.00% 65.00% 90.00% 34.73% 3.51% 1.51% 37.17% 4.93% 3.93% 100.00% Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 97

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued n. Loans and their established provisions by the number of days past due Distribution of credit risk by days overdue as of December 31, 2025 and 2024, is as follows: Distribution of credit risk by days past due As of December 31, 2025 (Ch$mn) Loan exposure before provisions Total Established provisions Subtotal  Deductibl e FOGAPE Covid-19 guarantee s Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 0 days 68,178 - - - - 68,178 107 - - - - 107 - 107 68,071 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days - - - - - - - - - - - - - - - Subtotal 68,178 - - - - 68,178 107 - - - - 107 - 107 68,071 Commercial loans 0 days 9,747,769 4,780,005 1,293,996 308,504 101,666 16,231,940 123,879 53,500 60,411 89,872 36,070 363,732 2,070 365,802 15,866,138 1 to 29 days 16,131 72,459 35,485 36,590 10,658 171,323 289 4,246 3,148 11,055 3,685 22,423 43 22,466 148,857 30 to 59 days 2,441 89,511 36,453 37,186 49,737 215,328 24 10,942 4,256 17,741 18,264 51,227 16 51,243 164,085 60 to 89 days 3 43,103 6,914 20,302 50,814 121,136 - 7,541 397 8,175 17,127 33,240 13 33,253 87,883 > = 90 days - - - 296,707 327,401 624,108 - - - 119,331 124,486 243,817 54 243,871 380,237 Subtotal 9,766,344 4,985,078 1,372,848 699,289 540,276 17,363,835 124,192 76,229 68,212 246,174 199,632 714,439 2,196 716,635 16,647,200 Residential Mortgage loans 0 days - 15,831,014 - - 300,449 16,131,463 - 26,177 - - 26,914 53,091 - 53,091 16,078,372 1 to 29 days - 32,181 - - 8,605 40,786 - 169 - - 845 1,014 - 1,014 39,772 30 to 59 days - 341,587 - - 133,135 474,722 - 5,678 - - 12,142 17,820 - 17,820 456,902 60 to 89 days - 138,360 - - 127,805 266,165 - 3,538 - - 11,349 14,887 - 14,887 251,278 > = 90 days - - - - 530,427 530,427 - - - - 98,226 98,226 - 98,226 432,201 Subtotal - 16,343,142 - - 1,100,421 17,443,563 - 35,562 - - 149,476 185,038 - 185,038 17,258,525 Consumer loans 0 days - 5,463,620 - - 92,246 5,555,866 - 185,865 - - 47,207 233,072 - 233,072 5,322,794 1 to 29 days - 140,170 - - 26,450 166,620 - 24,851 - - 13,356 38,207 - 38,207 128,413 30 to 59 days - 81,610 - - 27,519 109,129 - 25,171 - - 13,646 38,817 - 38,817 70,312 60 to 89 days - 44,698 - - 27,693 72,391 - 18,466 - - 14,384 32,850 - 32,850 39,541 > = 90 days - - - - 153,298 153,298 - - - - 96,480 96,480 - 96,480 56,818 Subtotal - 5,730,098 - - 327,206 6,057,304 - 254,353 - - 185,073 439,426 - 439,426 5,617,878   Total loans 9,834,522 27,058,318 1,372,848 699,289 1,967,903 40,932,880 124,299 366,144 68,212 246,174 534,181 1,339,010 2,196 1,341,206 39,591,674 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 98

NOTE 13 - FINANCIAL ASSETS AT AMORTISED COST, continued Distribution of credit risk by days past due As of December 31, 2024 (Ch$mn) Loan exposure before provisions Total Established provisions Subtotal  Deductibl e FOGAPE Covid-19 guarantee s Total Net financial assets Normal portfolio Substandard Portfolio Impaired portfolio Normal portfolio Substandard Portfolio Impaired portfolio Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 0 days 31,283 - - - - 31,283 25 - - - - 25 - 25 31,258 1 to 29 days - - - - - - - - - - - - - - - 30 to 59 days - - - - - - - - - - - - - - - 60 to 89 days - - - - - - - - - - - - - - - > = 90 days - - - - - - - - - - - - - - - Subtotal 31,283 - - - - 31,283 25 - - - - 25 - 25 31,258 Commercial loans 0 days 10,486,791 4,627,303 1,177,452 303,976 101,284 16,696,806 124,362 50,729 36,077 70,100 34,762 316,030 3,973 320,003 16,376,803 1 to 29 days 12,475 73,295 12,224 58,748 7,345 164,087 3,075 4,638 1,593 9,578 2,700 21,584 93 21,677 142,410 30 to 59 days 1,454 84,380 4,080 20,207 35,193 145,314 13 10,178 152 6,050 12,559 28,952 26 28,978 116,336 60 to 89 days 13 41,881 2,912 11,854 46,695 103,355 - 7,326 67 6,596 16,619 30,608 21 30,629 72,726 > = 90 days - - - 390,223 321,369 711,592 - - - 180,324 123,623 303,947 197 304,144 407,448 Subtotal 10,500,733 4,826,859 1,196,668 785,008 511,886 17,821,154 127,450 72,871 37,889 272,648 190,263 701,121 4,310 705,431 17,115,723 Residential Mortgage loans 0 days - 16,101,309 - - 265,817 16,367,126 - 24,996 - - 21,174 46,170 - 46,170 16,320,956 1 to 29 days - 35,825 - - 7,246 43,071 - 182 - - 607 789 - 789 42,282 30 to 59 days - 343,612 - - 98,612 442,224 - 5,879 - - 8,678 14,557 - 14,557 427,667 60 to 89 days - 136,265 - - 120,874 257,139 - 3,405 - - 10,664 14,069 - 14,069 243,070 > = 90 days - - - - 450,209 450,209 - - - - 85,586 85,586 - 85,586 364,623 Subtotal - 16,617,011 - - 942,758 17,559,769 - 34,462 - - 126,709 161,171 - 161,171 17,398,598 Consumer loans 0 days - 5,341,500 - - 87,677 5,429,177 - 126,580 - - 41,581 168,161 - 168,161 5,261,016 1 to 29 days - 159,791 - - 25,368 185,159 - 21,662 - - 12,194 33,856 - 33,856 151,303 30 to 59 days - 67,122 - - 29,214 96,336 - 12,260 - - 13,790 26,050 - 26,050 70,286 60 to 89 days - 38,459 - - 29,340 67,799 - 7,709 - - 15,423 23,132 - 23,132 44,667 > = 90 days - - - - 133,167 133,167 - - - - 96,520 96,520 - 96,520 36,647 Subtotal - 5,606,872 - - 304,766 5,911,638 - 168,211 - - 179,508 347,719 - 347,719 5,563,919   Total loans 10,532,016 27,050,742 1,196,668 785,008 1,759,410 41,323,844 127,475 275,544 37,889 272,648 496,480 1,210,036 4,310 1,214,346 40,109,498 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 99

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES The Consolidated Statements of Financial Position include investments in companies of Ch$67,040 million and Ch$59,785 million, respectively as of December 31, 2025 and 2024, as follows:   Ownership Investment value As of December 31, As of December 31, 2025 2024 2025 2024% % Ch$mn Ch$mn Companies Centro de Compensación Automatizado S.A. 33.33 33.33 6,296 6,785 Sociedad Interbancaria de Depósito de Valores S.A. 29.29 29.29 3,361 2,907 Cámara de Compensación de Alto Valor S.A. 13.72 13.72 1,376 1,194 Administrador Financiero del Transantiago S.A. 20.00 20.00 2,060 1,434 Servicios de Infraestructura de Mercado OTC S.A. 12.48 12.48 1,890 1,925 Redbanc S.A. 33.43 33.43 5,748 4,717 Transbank S.A. 25.00 25.00 41,969 37,355 Subtotal 62,700 56,317 Minority investments Security Exchanges 4,328 3,451 Other 12 17 Subtotal 4,340 3,468 Total 67,040 59,785 The equity investments have been irrevocably designated at fair value through other comprehensive income and are therefore carried at the market value per IFRS 9 Financial Instruments. 1. Summary of financial information of Associates as of December 31, 2025 and 2024: As of December 31, 2025 As of December 31, 2024 Assets Liabilities Capital Profit (loss) Assets Liabilities Capital Profit (loss) Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Centro de Compensación Automatizado S.A. 22,268 3,980 12,266 6,022 23,420 3,628 14,167 5,625 Sociedad Interbancaria de Depósito de Valores S.A. 11,474 1 9,513 1,960 9,927 1 8,269 1,657 Cámara de Compensación de Alto Valor S.A. 11,209 1,607 8,021 1,581 9,794 1,338 7,489 967 Administrador Financiero del Transantiago S.A. 62,568 52,959 7,310 2,299 57,628 47,677 7,164 2,787 Servicios de Infraestructura de Mercado OTC S.A. 18,810 3,750 14,780 280 15,910 852 13,837 1,221 Redbanc S.A. 30,199 13,005 13,839 3,355 29,404 15,293 12,372 1,739 Transbank S.A. 1,450,233 1,282,356 147,802 20,075 1,503,575 1,354,156 137,956 11,463 Total 1,606,761 1,357,658 213,531 35,572 1,649,658 1,422,945 201,254 25,459 2. Restrictions on the ability of the Associates to transfer funds to investors. There are no significant restrictions on the ability of associates to transfer funds to the Bank in the form of cash dividends or repayment of loans or advances. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 100

NOTE 14 - INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued 3. The movement in investments in companies is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Initial book value 59,785 55,284 Acquisition of investments - - Sale of investments - (106) Participation in income 9,139 8,421 Dividends received (3,385) (966) Other equity adjustments (*) 1,501 (2,848) Total 67,040 59,785 (*) This pertains to the market value of the investments in other companies in the country, as specified in the CASB. 4. The objective evidence indicated in IAS 28 ‘Investments in Associates and Joint Ventures’ has been evaluated, and no impairment of the Bank's investments has been detected. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 101

NOTE 15 - INTANGIBLE ASSETS The composition of this item as of December 31, 2025 and 2024, is as follows: As of December 31, 2025 Opening net balance January 1, 2025 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 88,669 475,790 (384,315) 91,475 Total 88,669 475,790 (384,315) 91,475 As of December 31, 2024 Opening net balance January 1, 2024 Gross balance Accumulated amortization Net balance Ch$mn Ch$mn Ch$mn Ch$mn Software or computer programs 97,551 430,867 (342,198) 88,669 Total 97,551 430,867 (342,198) 88,669 The movement in intangible assets during the periods December 31, 2025 and 2024, is as follows: i. Gross balance Gross balances Software Development Computer Programs Ch$mn Balance as of January 1, 2025 430,867 Additions 52,868 Disposals - Impairments* (7,963) Reclassifications / Other 18 Balance as of December 31, 2025 475,790 Balance as of January 1, 2024 378,800 Additions 44,559 Disposals – Impairments – Reclassifications / Other 7,508 Balance as of December 31, 2024 430,867 (*) Corresponds to the carrying amount of intangible assets subject to obsolescence that were impaired during the 2025 period. See Note 40, Impairment of Non-Financial Assets. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 102

NOTE 15 - INTANGIBLE ASSETS, continued ii. Accumulated amortization Accumulated amortization Software Development Computer Programs Ch$mn Balance as of January 1, 2025 (342,198) amortization for the year (47,855) Withdrawals/disposals - Impairment* 5,738 Reclassifications / Other - Balance as of December 31, 2025 (384,315) Balance as of January 1, 2024 (281,249) amortization for the year (52,982) Withdrawals/disposals - Impairment - Reclassifications / Other (7,967) Balance as of December 31, 2024 (342,198) (*) Corresponds to the carrying amount of intangible assets subject to obsolescence that were impaired during the 2025 period. The Bank has no restrictions on intangibles as of December 31, 2025 and 2024. Additionally, no intangibles have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for intangibles by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 103

NOTE 16 - FIXED ASSETS The composition of this item as of December 31, 2025 and 2024, is as follows:   Opening net balance January 1, 2025 As of December 31, 2025 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 88,358 130,683 (76,446) 54,237 Land 14,021 11,344 - 11,344 Equipment 69,760 374,632 (324,453) 50,179 Other 25,953 136,300 (73,105) 63,195 Total 198,092 652,959 (474,004) 178,955   Opening net balance January 1, 2024 As of December 31, 2024 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 92,537 185,969 (97,611) 88,358 Land 14,632 14,021 - 14,021 Equipment 66,356 369,778 (300,018) 69,760 Other 25,219 102,322 (76,369) 25,953 Total 198,744 672,090 (473,998) 198,092 The movement in fixed assets during the periods December 31, 2025 and 2024, is as follows: i. Gross balance 2025 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 185,969 14,021 369,778 102,322 672,090 Additions 4,455 - 42,722 12,117 59,294 Other changes (58,137) (2,677) (6,119) (14,222) (81,155) Reclassifications / Other (1,604) - (31,749) 36,083 2,730 Balance as of December 31, 2025 130,683 11,344 374,632 136,300 652,959 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 181,969 14,632 341,688 101,082 639,371 Additions 9,135 - 29,404 7,242 45,781 Other changes (1,615) (493) (10,446) (4,389) (16,943) Reclassifications / Other (3,520) (118) 9,132 (1,613) 3,881 Balance as of December 31, 2024 185,969 14,021 369,778 102,322 672,090 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 104

NOTE 16 - FIXED ASSETS, continued ii. Accumulated depreciation 2025 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (97,611) – (300,018) (76,369) (473,998) Depreciation charges for the period (9,042) – (31,162) (8,375) (48,579) Disposals and sales for the period 30,207 – 6,727 11,639 48,573 Reclassifications / Other – – – – – Balance as of December 31, 2025 (76,446) – (324,453) (73,105) (474,004) 2024 Buildings Land Equipment Other Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (89,432) - (275,332) (75,863) (440,627) Depreciation charges for the year (7,973) - (35,154) (5,153) (48,280) Disposals and sales for the year 1,114 - 9,072 4,640 14,826 Reclassifications / Other (1,320) - 1,396 7 83 Balance as of December 31, 2024 (97,611) - (300,018) (76,369) (473,998) The Bank has no restrictions on fixed assets as of December 31, 2025 and 2024. Additionally, no fixed assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for fixed assets by the Bank as of the same dates Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 105

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS The composition of right-to-use lease assets as of December 31, 2025 and 2024, is as follows: As of December 31, 2025 Opening net balance January 1, 2025 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 60,792 167,373 (137,458) 29,915 Improvements to leased properties 53,754 161,026 (97,459) 63,567 Total 114,546 328,399 (234,917) 93,482 As of December 31, 2024 Opening net balance January 1, 2024 Gross balance Accumulated depreciation Net balance   Ch$mn Ch$mn Ch$mn Ch$mn Buildings 100,449 189,234 (128,442) 60,792 Improvements to leased properties 53,079 141,637 (87,883) 53,754 Total 153,528 330,871 (216,325) 114,546 1. The movement in the right-to-use lease assets as of December 31, 2025 and 2024, is as follows: i. Gross balance 2025 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 189,234 141,637 330,871 Additions 6,589 25,365 31,954 Disposals (28,450) (3,234) (31,684) Impairment - - - Reclassifications / Other - (2,742) (2,742) Balance as of December 31, 2025 167,373 161,026 328,399 2024 Buildings Improvements to leased properties Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 215,411 136,911 352,322 Additions 8,507 17,380 25,887 Disposals (35,049) (7,352) (42,401) Impairment - (1,041) (1,041) Reclassifications / Other 365 (4,261) (3,896) Balance as of December 31, 2024 189,234 141,637 330,871 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 106

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued ii. Accumulated depreciation 2025 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (128,442) (87,883) (216,325) Depreciation charges for the period (25,915) (12,810) (38,725) Disposals and sales for the period 16,899 3,234 20,133 Reclassifications / Other - - - Balance as of December 31, 2025 (137,458) (97,459) (234,917) 2024 Buildings Leasehold improvements Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (114,962) (83,832) (198,794) Depreciation charges for the period (27,812) (12,361) (40,173) Disposals and sales for the period 14,520 8,329 22,849 Reclassifications / Other (188) (19) (207) Balance as of December 31, 2024 (128,442) (87,883) (216,325) 2. Obligations under leasing contracts As of December 31, 2025 and 2024, the lease obligations are as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Obligations under leasing contracts 40,649 66,882 Total 40,649 66,882 3. Expenditure related to assets held under leasing contracts:   As of December 31, 2025 2024   Ch$mn Ch$mn Depreciation 38,725 40,173 Interests 10,041 7,617 Short-term leasing 16,203 18,558 Other expenses for obligations under lease contracts 55 31 Total 65,024 66,379 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 107

NOTE 17 - RIGHT OF USE ASSETS AND LEASE CONTRACTS OBLIGATIONS, continued 4. As of December 31, 2025 and 2024 the maturity of lease obligations, according to their contractual maturity, is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 6,629 12,685 Due after 1 to 2 years 8,004 13,483 Due after 2 to 3 years 6,747 10,727 Due after 3 to 4 years 6,082 8,361 Due after 4 to 5 years 5,194 7,222 Due after 5 years 7,993 14,404 Total 40,649 66,882 5. Operating leases- Lessor As of December 31, 2025 and 2024, the future minimum rents to be received from non-cancellable operating leases are as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 1,998 1,246 Due after 1 to 2 years 2,247 2,031 Due after 2 to 3 years 1,229 1,134 Due after 3 to 4 years 1,089 870 Due after 4 to 5 years 890 765 Due after 5 years 2,888 3,293 Total 10,341 9,339 6. As of December 31, 2025 and 2024, the Bank has no financial lease contracts that cannot be unilaterally terminated. 7. The Bank has no restrictions on right of use assets as of December 31, 2025 and 2024. Additionally, no right of use assets have been pledged as collateral for the fulfillment of obligations. Furthermore, there are no amounts payable for right of use assets by the Bank as of the same dates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 108

NOTE 18 - CURRENT AND DEFERRED TAXES 1. Current taxes As of December 31, 2025 and 2024, the Bank has set up a first-category income tax provision based on the tax provisions in force. This provision is presented net of payments and credits as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Breakdown of current tax liabilities (assets) Current taxes (assets) (113) (60) Current tax liabilities 83,084 48,548 Total net taxes payable (recoverable) 82,971 48,488 Details of current tax liabilities (assets) (net) Income tax (27%) 281,640 241,640 Minus: Monthly provisional payments (191,232) (191,294) Credit for training expenses (2,146) (2,263) Credits for donations (1,262) (465) Other (4,029) 870 Total taxes payable (recoverable) 82,971 48,488 2. Results from taxes The tax expense presented in the Income Statement for the periods as of December 31, 2025 and 2024, is composed of the following items: As of December 31, 2025 2024 Ch$mn Ch$mn Income tax expense Current year tax 281,640 243,136 Deferred tax credits (charges) Origination and reversal of temporary differences (38,225) 2,725 Subtotal 243,415 245,861 Tax on rejected expenses Article N°21 467 394 Other (35,948) (36,444) Net income tax expense 207,934 209,811 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 109

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 3. Reconciliation of the effective tax rate The reconciliation between the income tax rate and the effective tax rate applied in determining the tax expense as of December 31, 2025 and 2024, is shown below. As of December 31, 2025 2024 Tax Rate Amount Tax Rate Amount % Ch$mn % Ch$mn Tax calculated on the profit before taxes 27.00 344,937 27.00 290,066 Permanent differences (*) (11.57) (147,753) (9.89) (106,221) Single tax (disallowed expenditure) 0.04 467 0.04 394 Other 0.80 10,283 2.38 25,572 Effective rate and income tax expense 16.27 207,934 19.53 209,811 (*) Corresponds mainly to permanent differences arising from the Price-Level Restatement of Equity in tax books and the result from the sale of bonds under Article 104 of the Income Tax Law (LIR). 4. Effect of deferred taxes on equity The following is a summary of the effect of deferred tax on equity, separately showing the balances corresponding to assets and liabilities for the periods ending December 31, 2025 and 2024: As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets (OCI) Financial investment instruments 22,360 19,158 Cash flow hedges 4,640 21,006 Total deferred tax assets with effect in others comprehensive income 27,000 40,164 Deferred tax liabilities Financial investment instruments (1,325) (1,025) Cash flow hedges - - Total deferred tax liabilities with effect on others comprehensive income (1,325) (1,025) Net deferred tax balances in equity 25,675 39,139 Deferred taxes in equity attributable to equity holders of the bank 26,327 39,639 Deferred tax in equity attributable to non-controlling interests (652) (500) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 110

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 5. Effect of deferred taxes on income As of December 31, 2025 and 2024, the Bank has recorded the effects of deferred taxes in its Consolidated Financial Statements. Below are the effects of deferred taxes on assets, liabilities and results allocated due to temporary differences: As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets Interest and readjustments 22,583 22,854 Extraordinary charge-off 22,170 43,585 Assets received in lieu of payment 9,437 5,106 Valuation of fixed assets 8,552 5,222 Provision for loan losses 345,551 339,186 Provision for expenses 92,952 81,310 Derivatives - 290 Leased assets 74,960 75,092 Subsidiaries tax loss - 608 Right-of-use assets 10,975 18,058 Other 1,262 - Total deferred tax assets 588,442 591,311 Deferred tax liabilities Valuation of investments (533) (9,612) Anticipated expenses (28,206) (29,799) Derivatives (75,378) (94,003) Lease obligations (8,519) (16,903) Exchange rate adjustments (1,900) (6,093) Other (14,843) (14,063) Total deferred tax liabilities (129,379) (170,473) 6. Breakdown of deferred taxes Below is a breakdown of deferred taxes, considering their effect on equity and results As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets With an effect on other comprehensive income 27,000 40,164 With an effect on income 588,442 591,311 Total deferred tax assets 615,442 631,475 Deferred tax liabilities With an effect on other comprehensive income (1,325) (1,025) With an effect on income (129,379) (170,473) Total deferred tax liabilities (130,704) (171,498) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 111

NOTE 18 - CURRENT AND DEFERRED TAXES, continued 7. Presentation of taxes in the financial statements At the date of these Consolidated Financial Statements, taxes are presented as follows: Deferred taxes As of December 31, 2025 2024 Ch$mn Ch$mn Deferred tax assets before reclassifying 615,442 631,475 Reclassifying (netting) (128,919) (171,498) Deferred tax asset after reclassifying 486,523 459,977 Deferred tax liabilities before reclassifying (130,704) (171,498) Reclassifying (netting) 128,919 171,498 Deferred tax liabilities after reclassifying (1,785) — Current taxes As of December 31, 2025 2024 Ch$mn Ch$mn Current tax asset before reclassifying 199,720 194,118 Reclassifying (netting) (199,607) (194,058) Current tax asset after reclassifying 113 60 Current tax liabilities before reclassifying (282,691) (242,606) Reclassifying (netting) 199,607 194,058 Current tax liabilities after reclassifying (83,084) (48,548) 8. Complementary information related to Circular No 47 (2009) issued by the Internal Tax Service and the FMC For the purposes of disclosure and substantiation of provisions and write-offs, banks must include in the tax note of their Consolidated Financial Statements a detailed account of the movements and effects generated by the application of Article 31, No. 4 of the Income Tax Law (LIR), as established in the document annexed to the joint circular. i. Loans and receivables   As of December 31, 2025 As of December 31, 2024 Assets at tax value Assets at tax value Overdue portfolio Overdue portfolio Assets at financial value Total With collateral Without collateral Assets at financial value Total With collateral Without collateral   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans 68,178 68,178 - - 31,283 31,283 - - Commercial loans 16,128,688 16,185,726 324,813 184,273 15,698,090 15,756,448 326,671 196,561 Consumer loans 5,046,617 5,109,179 6,137 55,679 5,910,025 6,019,429 4,241 40,543 Mortgage loans 17,443,563 17,486,306 239,338 2,906 17,559,769 17,597,870 142,925 1,288 Total 38,687,046 38,849,389 570,288 242,858 39,199,167 39,405,030 473,837 238,392 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 112

NOTE 18 - CURRENT AND DEFERRED TAXES, continued ii. Provisions on the overdue portfolio without collateral   Balance as of 01-01-2025 Charge-offs against provision Established provisions Released provisions Balance as of 31-12-2025   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commercial loans 196,561 (102,076) 360,552 (270,764) 184,273 Consumer loans 40,543 (155,442) 203,383 (32,805) 55,679 Mortgage loans 1,289 (10,632) 46,551 (34,302) 2,906 Total 238,393 (268,150) 610,486 (337,871) 242,858   Balance as of 01-01-2024 Charge-offs against provision Established provisions Released provisions Balance as of 31-12-2024   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commercial loans 196,113 (98,867) 379,074 (279,759) 196,561 Consumer loans 40,513 (154,985) 187,971 (32,956) 40,543 Mortgage loans 740 (10,756) 45,395 (34,090) 1,289 Total 237,366 (264,608) 612,440 (346,805) 238,393 iii. Direct charge-offs and recoveries   As of December 31, 2025 2024   Ch$mn Ch$mn Direct Charge-offs Art 31 No 4, paragraph III (9,321) (8,119) Debt forgiveness events that originated liberation of provisions - - Recoveries or renegotiations of impaired loans 185,153 147,625 Total 175,832 139,506 iv. Application of Article 31 N°4 paragraphs I. and IV.   As of December 31, 2025 2024   Ch$mn Ch$mn Charge-offs under paragraph I - - Charge-offs under paragraph IV (3,457) (1,739) Total (3,457) (1,739) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 113

NOTE 19 - OTHER ASSETS The composition of the item "Other Assets" as of December 31, 2025 and 2024, is as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Other assets Assets to be leased out as lessor (1) 9,366 43,095 Cash guarantees provided for derivative financial transactions (2) 2,075,671 1,847,101 Debtors by financial instrument intermediation 83,086 18,622 Accounts receivable from third parties 99,436 209,710 VAT tax credit receivable 15,009 15,305 Pre-paid expenses (3) 24,400 84,311 Valuation adjustments for macro hedges (4) 119,790 155,587 Assets backing obligations of defined benefit pension plans 693 969 Investments in gold 1,619 1,121 Other cash guarantees provided (5) 26,637 19,908 Pending operations 16,657 27,009 Other assets 171,680 113,037 Total 2,644,044 2,535,775 1. These correspond to assets available to be delivered under financial leasing arrangements. 2. These are guarantees associated with certain derivative contracts. These guarantees are triggered when the valuation of derivatives exceeds thresholds defined in the respective contracts and may work in favor of or against the Bank. 3. This category includes prepaid expenses related to the Santander LATAM Pass program. These expenses will naturally be consumed as customers use the Bank's transactional products, leading to the assignment of the respective LATAM Pass miles (a loyalty program managed by LATAM Airlines Group S.A.). 4. This corresponds to the balances of market value valuation of net assets or liabilities subject to macro hedging (Note 12). 5. These are cash guarantees with the clearinghouse for low-value payments, which came into effect starting in 2024. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 114

NOTE 20 - NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE AND LIABILITIES INCLUDED IN DISPOSAL GROUPS HELD FOR SALE The composition of the item "non-current assets and disposal group held for sale" and "liabilities included in disposal groups held for sale" as of December 31, 2025 and 2024, is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Assets received in payment or awarded in a judicial auction (1) Assets received in lieu of payment 13,993 17,895 Assets awarded in a judicial auction 40,283 32,788 Provisions for assets received in lieu of payment or awarded in a judicial auction (3,373) (3,766) Non-current assets held for sale Fixed assets 29,003 - Assets from the recovery of goods sold under financial leasing operations 1,693 3,297 Disposable groups for sale - - Total 81,599 50,214 (1) Assets received in payment are those received in place of overdue debts from customers. The aggregate assets held in this way must not exceed 20% of the Bank's regulatory capital. Currently, these assets represent 0.20% (0.24% as of December 31, 20244) of the Bank's regulatory capital. Assets awarded in a judicial auction correspond to those awarded in judicial auctions as repayment of debts previously contracted with the Bank. Assets awarded in a judicial auction are not subject to the aforementioned margin. These immovable properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the asset's reception or acquisition. If such property is not sold within the time frame established in bank regulations, it must be written off. Furthermore, a provision is recorded for the difference between the higher initial award value plus any additions and its appraisal value. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 115

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS Financial liabilities at fair value through profit or loss comprise the liabilities held for trading. They are classified in this category because they are acquired to sell in the short term. Financial liabilities held for trading and derivatives that are financial liabilities are measured at fair value, in which gains and losses are taken to the income statement. As of December 31, 2025 and 2024, the Bank holds the following portfolio of financial liabilities held for trading at fair value through profit or loss: As of December 31, Fair value - Liabilities 2025 2024   Ch$mn Ch$mn Financial derivatives contracts Forwards 2,173,004 1,151,921 Swaps 8,411,423 10,995,608 Call options 491 5,530 Put options 2,390 1,965 Future - - Other - - Subtotal 10,587,308 12,155,024 Other financial instruments Deposits and other demand liabilities - - Time deposits and other term equivalents - - Issued debt instruments - - Other derivatives - - Subtotal - - Total 10,587,308 12,155,024 Banco Santander presents financial liabilities for trading at fair value through profit or loss corresponding to financial derivative contracts, mainly forwards and swaps, which hedge the exchange rate and interest rate risk related to future obligations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 116

NOTE 21 - FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS, continued The following is a breakdown of the financial derivatives contracted by the Bank as of December 31, 2025 and 2024, their fair value and the breakdown by the maturity of the notional or contractual values: As of December 31, 2025 Notionals On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts             Currency forwards - 23,750,958 20,824,030 27,092,792 5,136,179 1,136,565 700,706 78,641,230 2,173,004 Interest rate swaps - 16,930,774 20,745,410 35,069,132 21,274,251 15,793,974 29,527,648 139,341,189 1,134,840 Currency and interest rate swaps - 1,172,436 4,049,436 10,566,265 19,536,479 12,329,038 22,921,210 70,574,864 7,276,583 Currency call options - 27,767 47,768 25,958 - - - 101,493 491 Call interest rate options - - - - - - - - - Put currency options - 56,787 73,951 73,075 - - - 203,813 2,390 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total - 41,938,722 45,740,595 72,827,222 45,946,909 29,259,577 53,149,564 288,862,589 10,587,308 As of December 31, 2024 Notionals On demand Up to 1 month Between 1 month and 3 months Between 3 months and 1 year Between 1 year and 3 years Between 3 years and 5 years More than 5 years Total Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial derivatives contracts               Currency forwards - 11,564,755 9,439,120 14,191,034 10,403,238 1,680,685 1,598,835 48,877,667 1,151,921 Interest rate swaps - 16,536,773 12,505,389 16,690,413 18,464,156 9,887,330 16,615,159 90,699,220 1,565,539 Currency and interest rate swaps - 1,325,472 2,195,962 8,993,722 19,955,223 11,501,296 19,704,815 63,676,490 9,430,069 Currency call options - 81,510 143,946 58,826 - - - 284,282 5,530 Call interest rate options - - - - - - - - - Put currency options - 248,733 106,519 138,505 8,921 - - 502,678 1,965 Put interest rate options - - - - - - - - - Interest rate futures - - - - - - - - - Other derivatives - - - - - - - - - Total - 29,757,243 24,390,936 40,072,500 48,831,538 23,069,311 37,918,809 204,040,337 12,155,024 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 117

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST As of December 31, 2025 and 2024, the composition of financial liabilities at amortized cost is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Deposits and other demand liabilities Current accounts 11,674,317 11,898,457 Demand deposit accounts 464,930 450,202 Other demand deposits 471,543 430,519 Obligations for payment card provision accounts 30,148 35,196 Other on demand liabilities 1,434,652 1,446,235 Subtotal 14,075,590 14,260,609 Time deposits and other term equivalents Time deposits 16,216,079 16,867,607 Term savings accounts 269,821 221,973 Other term credit balances 7,883 9,045 Subtotal 16,493,783 17,098,625 Obligations under repurchase and securities lending agreements Transactions with domestic banks 662,793 - Transactions with foreign banks 699,048 - Transactions with other Chilean entities 225,245 276,588 Transactions with other foreign entities 1,168,157 - Subtotal 2,755,243 276,588 Interbank borrowing Chilean Banks 30,052 52,311 Foreign banks 3,404,185 4,285,636 Central Bank of Chile - - Subtotal 3,434,237 4,337,947 Debt financial instruments issued Letters of Credit 55 220 Senior bonds 7,643,750 8,067,274 Mortgage bonds 55,295 65,781 Subtotal 7,699,100 8,133,275 Other financial liabilities Other financial obligations with the public sector - - Other Chilean financial obligations 193,693 200,337 Other foreign financial obligations 30,628 204 Subtotal 224,321 200,541 Total 44,682,274 44,307,585 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 118

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 1. Obligations under repurchase and securities lending agreements As of December 31, 2025 and 2024, the obligations associated with the instruments sold under repurchase agreements are as follows: As of December 31, 2025 As of December 31, 2024 Demand Up to 1 month More than 1 month up to 3 months Total Demand Up to 1 month More than 1 month up to 3 months Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Transactions with domestic banks Repurchase agreements with other banks - 662,793 - 662,793 - - - - Repurchase agreements with the Central Bank of Chile - - - - - - - Securities lending obligations - - - - - - - - Subtotal - 662,793 - 662,793 - - - - Transactions with foreign banks Repurchase agreements with other banks - 699,048 699,048 - - - - Repurchase agreements with foreign central banks - - - - - - - - Securities lending obligations - - - - - - - - Subtotal - 699,048 - 699,048 - - - - Transactions with other entities in the country Repurchase agreements - 225,245 - 225,245 - 276,588 - 276,588 Securities lending obligations - - - - - - - - Subtotal - 225,245 - 225,245 - 276,588 - 276,588 Transactions with other entities abroad Repurchase agreements - 593,788 574,369 1,168,157 - - - - Securities lending obligations - - - - - - - - Subtotal - 593,788 574,369 1,168,157 - - - - Total - 2,180,874 574,369 2,755,243 - 276,588 - 276,588 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 119

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 2. Interbank borrowing As of December 31, 2025 and 2024, the composition of the item 'Interbank Borrowings' in the Consolidated Financial Statements is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Loans obtained from financial institutions and the Central Bank of Chile Other liabilities with Chilean Central Bank - - Subtotal - - Loans from domestic financial institutions Commercial interbank loans 30,052 52,311 Subtotal 30,052 52,311 Loans from foreign financial institutions State Bank Of India 503,802 776,749 International Finance Corporate 489,946 296,139 Hong Kong and Shanghai Banking 378,852 397,288 Wells Fargo Bank NA 371,999 538,546 Citibank N.A. 190,226 385,461 Bank of America 180,301 179,688 Standard Chartered Bank 147,040 161,666 Commerzbank Ag 133,285 151,921 The Bank Of New York Mellon 133,014 220,051 Zurcher Kantonalbank 127,768 148,656 Caixabank Sa 113,522 127,882 JPMorgan Chase Bank 92,236 52,224 Banco de Desarrollo de América Latina y el Caribe 92,096 101,000 Sumitomo Mitsui Banking Corporation 90,322 249,618 Banco Santander 89,375 - Agricultural Bank Of China 81,336 3,034 Instituto De Credito Oficial 49,881 5,519 Banco Bilbao Vizcaya Argentaria 46,070 150,848 Lloyds Bank Plc 27,750 30,087 Banco Santander Singapur 15,605 29,132 Bank Of China 13,672 1,738 Banco Santander Hong Kong 10,903 55,982 Abanca Corporacion Bancaria S.A. 9,267 25,351 CORFO 3,288 - China Merchants Bank 3,056 300 Santander Madrid 2,668 - Industrial And Commercial Bank 2,341 471 China Construction Bank 1,266 75 China CITIC Bank 1,137 - Bnp Paribas Sa 287 51,235 Banco Santander Mexico 263 - Industrial Bank of Korea 262 - Shanghai Pudong Development Bank 250 - Banco De Sabadell S.A. 220 - Bancomer S.A. 200 - Banco Santander Brasil 143 - Santander UK plc 132 - Credit Agricole Italia SPA 73 - Korea Exchange Bank 70 171 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 120

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued   As of December 31, 2025 2024   Ch$mn Ch$mn Continued... Kbc Bank Nv 57 274 Wachovia Bank Na 55 163 Taiwan Cooperative Bank Ltd 49 – Bank Of Communications 36 157 Bank for Investment and Development 35 134 Export-Import Bank of Thailand 29 – Saudi National Bank – 103,009 Bank Of Baroda – 19,900 DZ Bank AG Deutsche Zentral-Genossenschaftsbank – 14,918 Dresdner Bank Frankfurt – 3,243 Banco De La Provincia De Buenos Aires – 865 Mufg Bank, Ltd. – 460 Cassa Di Risparmio Di Parma E – 414 Itau Unibanco S/A – 262 Banco Santander Central Hispano – 209 Turkiye Garanti Bankasi – 187 The Industrial And Commercial – 152 Shinhan Bank – 139 Finansbank A.S. – 90 Hua Nan Commercial Bank, Ltd. – 71 Arab Bank Plc – 40 Intesa Sanpaolo Spa – 30 Icici Bank Limited – 28 National Bank Of Greece S.A. – 21 Deutsche Bank Ag – 18 Unicredit Bulbank Ad – 18 Santander Madrid Rrhh Convenio Social – 2 Subtotal 3,404,185 4,285,636 Total 3,434,237 4,337,947 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 121

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 2.1. Loans from Chilean financial institutions The maturity of these obligations is as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 30,052 12,311 Due after 1 to 2 years - 40,000 Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Total loans from domestic financial institutions 30,052 52,311 2.2. Foreign obligations   As ofDecember 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 2,513,436 3,353,155 Due after 1 to 2 years 369,126 630,918 Due after 2 to 3 years 289,966 197,765 Due after 3 to 4 years - - Due after 4 to 5 years 223,890 - Due after 5 years 7,767 103,798 Total loans from foreign financial institutions 3,404,185 4,285,636 3. Debt Financial Instruments Issued and Other Financial Obligations Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of December 31, 2025 As of December 31, 2024 Short-term Long-term Total Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Letters of credit 55 - 55 213 7 220 Senior bonds 2,365,010 5,278,740 7,643,750 2,646,294 5,420,980 8,067,274 Mortgage bonds - 55,295 55,295 - 65,781 65,781 Issued debt instruments 2,365,065 5,334,035 7,699,100 2,646,507 5,486,768 8,133,275 Other financial liabilities 224,321 - 224,321 200,541 - 200,541 Total 2,589,386 5,334,035 7,923,421 2,847,048 5,486,768 8,333,816 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 122

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 3.1 Mortgage finance bonds These notes are used to finance mortgage loans. The principal amounts of these are amortized quarterly. These notes are indexed to the UF and yield an interest rate of 5.17% as of December 31, 2025 (5.18% as of December 31, 2024).   As of December 31, 2025 2024   Ch$mn Ch$mn Due within 1 year 55 213 Due after 1 to 2 years - 7 Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Total mortgage finance bonds 55 220 3.2 Senior bonds The details of senior bonds by currency are as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Santander Bonds in UF 3,822,554 3,830,030 Santander Bonds in US$ 1,410,129 1,971,887 Santander Bonds in CHF$ 917,621 866,942 Santander Bonds in Ch$ 1,066,919 827,738 Current bonds in AUD$ 91,224 93,244 Senior bonds in JPY$ 177,332 296,831 Senior bonds in EUR$ 157,971 180,602 Total senior bonds 7,643,750 8,067,274 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 123

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued a. Issuance of senior bonds During 2025 the Bank issued bonds amounting to UF 17,540,000, CLP 328,550,000,000, CHF 140,000,000, JPY 14,000,000,000 and USD 20,000,000, as detailed below: Series Currency Amount placed Term (years) Annual Issuance rate Issue Date Placement Date Maturity Date BSTD180624 UF 1,300,000 1.9 years 2.00% 01-10-2025 01-13-2025 12-01-2026 BSTD180624 UF 1,700,000 1.8 years 2.00% 02-03-2025 02-04-2025 12-01-2026 BSTD230822 UF 100,000 6.0 years 3.00% 02-04-2025 02-05-2025 02-01-2031 BSTD230822 UF 200,000 6.0 years 3.00% 02-05-2025 02-06-2025 02-01-2031 BSTD120923 UF 800,000 8.6 years 3.00% 02-06-2025 02-07-2025 09-01-2033 BSTD151023 UF 1,385,000 2.6 years 2.00% 02-17-2025 02-18-2025 10-01-2027 BSTDA61022 UF 600,000 12.5 years 3.00% 03-28-2025 03-31-2025 10-01-2037 BSTD120923 UF 300,000 8.4 years 3.00% 03-28-2025 03-31-2025 09-01-2033 BSTD120923 UF 500,000 8.4 years 3.00% 04-01-2025 04-02-2025 09-01-2033 BSTD120923 UF 100,000 8.4 years 3.00% 04-02-2025 04-03-2025 09-01-2033 BSTD120923 UF 500,000 8.4 years 3.00% 04-08-2025 04-10-2025 09-01-2033 BSTD230822 UF 620,000 5.8 years 3.00% 04-09-2025 04-10-2025 02-01-2031 BSTD120923 UF 20,000 8.4 years 3.00% 04-09-2025 04-10-2025 09-01-2033 BSTD211024 UF 350,000 2.0 years 2.00% 04-09-2025 04-10-2025 04-01-2027 BSTD211024 UF 200,000 2.0 years 2.00% 04-10-2025 04-11-2025 04-01-2027 BSTD120923 UF 780,000 8.4 years 3.00% 04-15-2025 04-16-2025 09-01-2033 BSTD230822 UF 180,000 5.8 years 3.00% 04-15-2025 04-16-2025 02-01-2031 BSTDA61022 UF 1,365,000 12.5 years 3.00% 04-16-2025 04-17-2025 10-01-2037 BSTDA61022 UF 350,000 12.4 years 3.00% 04-23-2025 04-24-2025 10-01-2037 BSTD211024 UF 148,000 1.9 years 2.00% 04-24-2025 04-25-2025 04-01-2027 BSTD211024 UF 2,000 1.9 years 2.00% 04-24-2025 04-25-2025 04-01-2027 BSTDA61022 UF 100,000 12.4 years 3.00% 05-06-2025 05-07-2025 10-01-2037 BSTD211024 UF 200,000 1.9 years 2.00% 05-12-2025 05-13-2025 04-01-2027 BSTD230822 UF 510,000 5.5 years 2.65% 08-07-2025 08-08-2025 02-01-2031 BSTD211024 UF 1,200,000 1.6 years 2.30% 08-20-2025 08-21-2025 04-01-2027 6XBSTD230822 UF 100,000 5.3 years 2.65% 10-01-2025 10-02-2025 02-01-2031 7XBSTD230822 UF 150,000 5.3 years 2.65% 10-01-2025 10-03-2025 02-01-2031 8XBSTD230822 UF 300,000 5.3 years 2.65% 10-01-2025 10-02-2025 02-01-2031 9XBSTD230822 UF 150,000 5.3 years 2.65% 10-07-2025 10-08-2025 02-01-2031 10BSTD230822 UF 400,000 5.3 years 2.65% 10-08-2025 10-09-2025 02-01-2031 11BSTD230822 UF 100,000 5.3 years 2.65% 10-08-2025 10-10-2025 02-01-2031 12BSTD230822 UF 200,000 5.3 years 2.65% 10-10-2025 10-13-2025 02-01-2031 6XBSTD210622 UF 530,000 4.1 years 2.75% 10-20-2025 10-21-2025 12-01-2029 13BSTD230822 UF 400,000 5.3 years 2.65% 10-21-2025 10-22-2025 02-01-2031 0XBSTDBA0225 UF 400,000 6.8 years 3.00% 10-23-2025 10-24-2025 08-01-2032 14BSTD230822 UF 300,000 5.3 years 2.65% 10-27-2025 10-28-2025 02-01-2031 1XBSTD220425 UF 800,000 14.4 years 3.00% 10-28-2025 10-30-2025 04-01-2040 2XBSTD220425 UF 200,000 14.4 years 3.00% 10-28-2025 10-30-2025 04-01-2040 Total UF 17,540,000 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 124

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued Series Currency Amount placed Term (years) Annual Issuance rate Issue Date Placement Date Maturity Date BSTD110723 CLP 50,000,000,000 2.2 years 6.00% 05-02-2025 05-03-2025 07-01-2027 BSTDA91122 CLP 30,300,000,000 5.5 years 6.00% 05-14-2025 05-15-2025 11-01-2030 BSTD170624 CLP 3,000,000,000 3.0 years 6.00% 05-16-2025 05-17-2025 06-01-2028 BSTDA21222 CLP 77,750,000,000 4.0 years 6.00% 05-16-2025 05-17-2025 06-01-2029 BSTD170624 CLP 10,000,000,000 3.0 years 6.00% 05-20-2025 05-22-2025 06-01-2028 BSTD170624 CLP 5,000,000,000 3.0 years 6.00% 05-22-2025 05-23-2025 06-01-2028 BSTDA40922 CLP 90,000,000,000 7.8 years 6.00% 05-22-2025 05-23-2025 03-01-2033 BSTD170624 CLP 20,000,000,000 3.0 years 6.00% 06-11-2025 06-13-2025 06-01-2028 1XBSTDBI0525 CLP 40,000,000,000 2.5 years 6.10% 11-12-2025 11-13-2025 05-01-2028 2XBSTDBI0525 CLP 2,500,000,000 2.4 years 6.10% 11-20-2025 11-21-2025 05-01-2028 Total CLP 328,550,000,000 CHF bond BNP & ZKB CHF 140,000,000 5.3 years 1.19% 05-12-2025 05-30-2025 08-29-2030 Total CHF 140,000,000 JPY Bond Santander SA JPY 4,000,000,000 20.0 years 2.80% 04-24-2025 04-29-2025 04-28-2045 JPY Bond Daiwa ESG JPY 10,000,000,000 3.0 years 1.50% 07-02-2025 07-10-2025 07-10-2028 Total JPY 14,000,000,000 USD bond SOFR Daiwa USD 10,000,000 5.0 years 5.05% 06-06-2025 06-13-2025 06-13-2030 XS3257573298 USD 10,000,000 5.0 years 0.05 12-17-2025 12-29-2025 12-29-2030 Total USD 20,000,000 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 125

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued During 2024, the bank issued bonds for UF 21,302,000, CLP 145,550,000,000 and CHF 225,000,000, detailed as follows: Series Currency Amount placed Term (years) Annual Issuance rate Issue Date Placement Date Maturity Date AA13 UF 1,795,000 6 years 3.40% 09-01-2023 01-03-2024 09-01-2029 AA14 UF 4,567,000 5 years 3.30% 12-01-2023 02-07-2024 12-01-2028 W3 UF 3,160,000 7.5 years 1.60% 12-01-2018 01-04-2024 06-01-2026 AA15 UF 1,615,000 4 years 3.20% 10-01-2023 05-09-2024 11-01-2030 AA16 UF 3,000,000 2.5 years 3.20% 04-01-2024 07-05-2024 10-01-2026 T21 UF 2,165,000 7.5 years 2.75% 06-01-2022 07-08-2024 12-01-2029 T19 UF 5,000,000 11 years 2.65% 08-01-2022 10-17-2024 08-01-2033 Total UF 21,302,000 AA7 CLP 7,350,000,000 3.5 years 6.80% 02-24-2023 01-04-2024 08-01-2026 AA10 CLP 25,000,000,000 3 years 7.10% 03-01-2023 03-25-2024 03-01-2026 AA8 CLP 67,500,000,000 4.5 years 6.70% 03-01-2023 01-05-2024 09-01-2027 AA2 CLP 4,000,000,000 6.5 years 6.20% 12-01-2022 01-11-2024 06-01-2029 AA9 CLP 41,700,000,000 8 years 6.30% 11-01-2022 01-05-2024 11-01-2030 Total CLP 145,550,000,000 CHF CHF 225,000,000 3 years 1.60% 01-11-2024 01-25-2024 01-25-2027 Total CHF 225,000,000 b. Repurchase of senior bonds The Bank has carried out the following partial bond repurchases as of December 31, 2025: Date Type Currency Amount July 2025 Senior UF 1,000,000 July 2025 Senior UF 110,000 The Bank made the following partial bond repurchases as of December 31, 2024: Date Type Currency Amount January 2024 Senior CLP 1,270,000,000 January 2024 Senior UF 2,137,000 January 2024 Senior USD 18,368,000 March 2024 Senior CLP 310,000,000 March 2024 Senior JPY 10,500,000,000 March 2024 Senior UF 932,000 June 2024 Senior UF 216,000 October 2024 Senior UF 4,365,000 November 2024 Senior USD 4,938,000 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 126

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued c. Maturities of senior bonds The maturity of the senior bonds is as follows: As of December 31,   2025 2024 Ch$mn Ch$mn Due within 1 year 2,365,011 2,646,294 Due after 1 to 2 years 1,215,822 1,329,369 Due after 2 to 3 years 750,329 991,289 Due after 3 to 4 years 642,855 600,858 Due after 4 to 5 years 562,375 530,873 Due after 5 years 2,107,358 1,968,591 Total senior bonds 7,643,750 8,067,274 3.3 Mortgage bonds The details of mortgage bonds by currency are as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Mortgage bonds in UF 55,295 65,781 Total mortgage bonds 55,295 65,781 a. Mortgage Bond issuances The Bank has not issued any Mortgage Bonds as of December 31, 2025 and 2024. b. Maturity of Mortgage Bonds The maturity of Mortgage Bonds is as follows: As of December 31,   2025 2024 Ch$mn Ch$mn Due within 1 year – – Due after 1 to 2 years – – Due after 2 to 3 years 28,984 – Due after 3 to 4 years – 36,950 Due after 4 to 5 years – – Due after 5 years 26,311 28,831 Total mortgage bonds 55,295 65,781 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 127

NOTE 22 - FINANCIAL LIABILITIES AT AMORTISED COST, continued 4. Other financial liabilities The composition of other financial liabilities, according to maturity, is summarized below:   As of December 31, 2025 2024 Ch$mn Ch$mn Long-term obligations Due after 1 to 2 years - - Due after 2 to 3 years - - Due after 3 to 4 years - - Due after 4 to 5 years - - Due after 5 years - - Subtotal - - Short-term obligations Amount payable for credit card transactions 192,107 198,633 Letters of credit approval 30,628 204 Other long-term financial obligations (short-term portion) 1,586 1,704 Subtotal 224,321 200,541 Other financial obligations total 224,321 200,541 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 128

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS The balances of Regulatory Capital Financial Instruments issued as of December 31, 2025 and 2024, are as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Financial instruments of regulatory capital issued     Subordinated bonds with transitional recognition - - Subordinated Bonds 1,948,493 1,910,697 Perpetual bond 629,468 693,382 Preferred shares - - Subtotal 2,577,961 2,604,079 Debts classified as short-term constitute obligations on demand, or that will mature in one year or less. All other debts are classified as long-term. The details are as follows:   As of December 31, 2025 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds 202,169 1,746,324 1,948,493 Perpetual bond - 629,468 629,468 Preferred shares - - - Total 202,169 2,375,792 2,577,961   As of December 31, 2024 Short-term Long-term Total   Ch$mn Ch$mn Ch$mn Subordinated bonds with transitional recognition - - - Subordinated Bonds - 1,910,697 1,910,697 Perpetual bond - 693,382 693,382 Preferred shares - - - Total - 2,604,079 2,604,079 The details of subordinated bonds by currency are as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn CLP - - US$ 181,378 199,701 UF 1,767,115 1,710,996 Subordinated bond total 1,948,493 1,910,697 The entirety of the Perpetual Bond is in US$ currency. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 129

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued The movement in the balance of Regulatory Capital Financial Instruments issued as of December 31, 2025 and 2024, is as follows:   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 1,910,697 693,382 2,604,079 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 31,807 - 31,807 Interest payments to the holder (Subordinated Bonds) (28,161) - (28,161) Accrued adjustments due to UF and/or exchange rate 55,118 - 55,118 Exchange differences (18,682) (65,387) (84,069) Other movements (Discounts/Hedges) (2,286) 1,473 (813) Balance as of December 31, 2025 1,948,493 629,468 2,577,961   Subordinated Bonds Perpetual bond Total   Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 1,813,939 608,720 2,422,659 New issues/placements made - - - Accrued interest at the effective interest rate (subordinated bonds) 31,935 - 31,935 Interest payments to the holder (Subordinated Bonds) (27,453) - (27,453) Accrued adjustments due to UF and/or exchange rate 68,403 - 68,403 Exchange differences 23,930 83,755 107,685 Other movements (Discounts/Hedges) (57) 907 850 Balance as of December 31, 2024 1,910,697 693,382 2,604,079 During 2025, the Bank has not issued any regulatory capital instruments. The detail of subordinated bonds as of December 31, 2025 is as follows: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 130

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued Series Currency Amount placed Annual Issuance rate Issuance period Placement Date Maturity Date Balance in issuing currency Balance as of 12.31.2025 USTD-Z1207 UF 2,000,000 4.10% 22 years 12-28-2007 07-14-2029 1,513,616 60,133 USTD-M0301 UF 30,000 4.40% 20 years 08-24-2006 09-02-2026 30,535 1,213 USTD-M0301 UF 200,000 4.50% 20 years 08-21-2006 09-02-2026 203,447 8,083 USTD-M0301 UF 200,000 4.46% 20 years 08-17-2006 09-02-2026 203,488 8,084 USTD-M0301 UF 140,000 4.40% 20 years 09-06-2006 09-02-2026 142,498 5,661 USTD-M0301 UF 550,000 4.45% 20 years 08-21-2006 09-02-2026 559,648 22,234 USTD-M0301 UF 200,000 4.41% 20 years 08-18-2006 09-02-2026 203,549 8,087 USTD-M0301 UF 200,000 4.40% 20 years 08-18-2006 09-02-2026 203,569 8,087 USTD-M0301 UF 40,000 4.40% 20 years 08-22-2006 09-02-2026 40,714 1,617 USTD-M0301 UF 250,000 4.40% 20 years 08-24-2006 09-02-2026 254,462 10,109 USTD-M0301 UF 500,000 4.40% 20 years 08-25-2006 09-02-2026 508,923 20,218 USTD-M0301 UF 60,000 4.40% 20 years 09-04-2006 09-02-2026 61,071 2,426 USTD-M0301 UF 200,000 4.40% 20 years 09-06-2006 09-02-2026 203,569 8,087 USTD-M0301 UF 240,000 4.40% 20 years 09-07-2006 09-02-2026 244,283 9,705 USTD-M0301 UF 820,000 4.40% 20 years 09-08-2006 09-02-2026 834,634 33,158 USTD-M0301 UF 40,000 4.38% 20 years 09-08-2006 09-02-2026 40,718 1,618 USTD-M0301 UF 920,000 4.40% 20 years 09-08-2006 09-02-2026 936,418 37,202 USTD-M0301 UF 410,000 4.39% 20 years 09-08-2006 09-02-2026 417,317 16,579 USTD-X1107 UF 400,000 4.02% 25 years 12-17-2007 11-03-2032 402,586 15,994 USTD-X1107 UF 25,000 4.02% 25 years 12-17-2007 11-03-2032 25,162 1,000 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 100,355 3,987 USTD-X1107 UF 150,000 4.02% 25 years 12-18-2007 11-03-2032 150,970 5,998 USTD-X1107 UF 210,000 4.02% 25 years 12-17-2007 11-03-2032 211,358 8,397 USTD-X1107 UF 40,000 3.98% 25 years 12-17-2007 11-03-2032 40,351 1,603 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 100,355 3,987 USTD-X1107 UF 50,000 3.97% 25 years 12-17-2007 11-03-2032 50,469 2,005 USTD-X1107 UF 400,000 4.02% 25 years 12-17-2007 11-03-2032 402,586 15,994 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 100,355 3,987 USTD-X1107 UF 175,000 3.98% 25 years 12-17-2007 11-03-2032 176,537 7,013 USTD-X1107 UF 250,000 3.97% 25 years 12-17-2007 11-03-2032 252,346 10,025 USTDG10508 UF 3,000,000 4.66% 25 years 07-25-2008 05-03-2033 2,885,165 114,622 USTDG20908 UF 750,000 4.89% 29 years 12-26-2008 03-02-2038 758,741 30,143 USTDG20908 UF 300,000 4.48% 29 years 01-26-2009 03-02-2038 314,774 12,505 USTDG20908 UF 15,000 3.83% 28 years 06-11-2010 03-02-2038 16,682 663 USTDG20908 UF 30,000 3.84% 28 years 06-14-2010 03-02-2038 33,334 1,324 USTDG20908 UF 50,000 3.85% 28 years 06-16-2010 03-02-2038 55,505 2,205 USTDG20908 UF 50,000 3.84% 28 years 06-16-2010 03-02-2038 55,556 2,207 USTDG20908 UF 35,000 3.84% 28 years 06-17-2010 03-02-2038 38,889 1,545 USTDG20908 UF 25,000 3.85% 28 years 06-17-2010 03-02-2038 27,753 1,103 USTDG20908 UF 500,000 3.85% 28 years 06-25-2010 03-02-2038 555,051 22,051 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 131

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued Series Currency Amount placed Annual Issuance rate Issuance period Placement Date Maturity Date Balance in issuing currency Balance as of 12.31.2025 USTDG20908 UF 539,000 3.84% 28 years 07-01-2010 03-02-2038 598,893 23,793 USTDG20908 UF 228,000 3.85% 28 years 07-01-2010 03-02-2038 253,103 10,055 USTDG20908 UF 478,000 3.85% 28 years 07-06-2010 03-02-2038 530,629 21,081 USTDG30710 UF 120,000 3.95% 24 years 03-14-2011 07-02-2035 122,092 4,850 USTDG30710 UF 100,000 3.95% 24 years 03-15-2011 07-02-2035 101,743 4,042 USTDG30710 UF 300,000 3.95% 24 years 03-16-2011 07-02-2035 305,230 12,126 USTDG30710 UF 46,000 3.95% 24 years 03-17-2011 07-02-2035 46,802 1,859 USTDG30710 UF 200,000 3.95% 24 years 03-17-2011 07-02-2035 203,486 8,084 USTDG30710 UF 780,000 3.95% 24 years 03-18-2011 07-02-2035 793,597 31,528 USTDG30710 UF 30,000 3.90% 24 years 03-24-2011 07-02-2035 30,640 1,217 USTDG30710 UF 1,424,000 3.90% 24 years 04-06-2011 07-02-2035 1,454,377 57,779 USTDG40710 UF 350,000 3.78% 30 years 08-17-2010 07-02-2040 362,401 14,397 USTDG40710 UF 1,650,000 3.79% 30 years 08-17-2010 07-02-2040 1,706,649 67,802 USTDG40710 UF 300,000 3.78% 30 years 08-18-2010 07-02-2040 310,630 12,341 USTDG40710 UF 60,000 3.75% 30 years 08-19-2010 07-02-2040 62,330 2,476 USTDG40710 UF 400,000 3.76% 30 years 08-19-2010 07-02-2040 415,053 16,489 USTDG40710 UF 240,000 3.71% 30 years 08-23-2010 07-02-2040 250,376 9,947 USTDG50411 UF 1,000,000 3.77% 20 years 08-11-2011 04-02-2031 1,016,483 40,383 USTDG50411 UF 100,000 3.74% 20 years 08-12-2011 04-02-2031 101,790 4,044 USTDG50411 UF 1,000,000 3.77% 20 years 08-22-2011 04-02-2031 1,016,483 40,383 USTDG50411 UF 1,900,000 3.78% 17 years 12-19-2013 04-02-2031 1,930,359 76,689 USTDH10411 UF 4,000,000 3.85% 27 years 12-16-2013 04-02-2041 4,073,607 161,836 USTDH20914 UF 3,000,000 3.00% 14 years 04-08-2020 09-02-2034 3,031,331 120,429 USTDH30914 UF 3,000,000 3.10% 19 years 04-08-2020 09-02-2039 3,052,231 121,259 USTDW20320 UF 5,000,000 0.95% 15 years 06-22-2020 09-02-2035 6,228,991 247,465 USTDW70320 UF 1,065,000 3.46% 7 years 01-10-2022 09-02-2028 1,009,484 40,105 USTDW70320 UF 335,000 3.46% 7 years 01-11-2022 09-02-2028 317,537 12,615 USTDW70320 UF 1,800,000 3.56% 7 years 01-12-2022 09-02-2028 1,702,013 67,617 USTDW70320 UF 100,000 3.50% 7 years 01-13-2022 09-02-2028 94,697 3,765 BSNE USD USD 200,000,000 3.79% 10 years 01-15-2020 01-21-2030 201,377,046 181,378 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 132

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued The detail of subordinated bonds as of December 31, 2024 is as follows: Series Currency Amount placed Annual Issuance rate Issuance period Placement Date Maturity Date Balance in issuing currency Balance as of 12.31.2024 USTD-Z1207 UF 2,000,000 4.10% 22 years 12-28-2007 07-14-2029 1,477,219 56,750 USTD-M0301 UF 30,000 4.40% 20 years 08-24-2006 09-02-2026 31,403 1,206 USTD-M0301 UF 200,000 4.50% 20 years 08-21-2006 09-02-2026 209,353 8,043 USTD-M0301 UF 200,000 4.46% 20 years 08-17-2006 09-02-2026 209,353 8,043 USTD-M0301 UF 140,000 4.40% 20 years 09-06-2006 09-02-2026 146,547 5,630 USTD-M0301 UF 550,000 4.45% 20 years 08-21-2006 09-02-2026 575,721 22,117 USTD-M0301 UF 200,000 4.41% 20 years 08-18-2006 09-02-2026 209,353 8,043 USTD-M0301 UF 200,000 4.40% 20 years 08-18-2006 09-02-2026 209,353 8,043 USTD-M0301 UF 40,000 4.40% 20 years 08-22-2006 09-02-2026 41,871 1,609 USTD-M0301 UF 250,000 4.40% 20 years 08-24-2006 09-02-2026 261,692 10,053 USTD-M0301 UF 500,000 4.40% 20 years 08-25-2006 09-02-2026 523,383 20,107 USTD-M0301 UF 60,000 4.40% 20 years 09-04-2006 09-02-2026 62,806 2,413 USTD-M0301 UF 200,000 4.40% 20 years 09-06-2006 09-02-2026 209,353 8,043 USTD-M0301 UF 240,000 4.40% 20 years 09-07-2006 09-02-2026 251,224 9,651 USTD-M0301 UF 820,000 4.40% 20 years 09-08-2006 09-02-2026 858,348 32,975 USTD-M0301 UF 40,000 4.38% 20 years 09-08-2006 09-02-2026 41,871 1,609 USTD-M0301 UF 920,000 4.40% 20 years 09-08-2006 09-02-2026 963,025 36,996 USTD-M0301 UF 410,000 4.39% 20 years 09-08-2006 09-02-2026 429,174 16,487 USTD-X1107 UF 400,000 4.02% 25 years 12-17-2007 11-03-2032 414,930 15,940 USTD-X1107 UF 25,000 4.02% 25 years 12-17-2007 11-03-2032 25,933 996 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 103,733 3,985 USTD-X1107 UF 150,000 4.02% 25 years 12-18-2007 11-03-2032 155,599 5,978 USTD-X1107 UF 210,000 4.02% 25 years 12-17-2007 11-03-2032 217,838 8,369 USTD-X1107 UF 40,000 3.98% 25 years 12-17-2007 11-03-2032 41,493 1,594 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 103,733 3,985 USTD-X1107 UF 50,000 3.97% 25 years 12-17-2007 11-03-2032 51,866 1,993 USTD-X1107 UF 400,000 4.02% 25 years 12-17-2007 11-03-2032 414,930 15,940 USTD-X1107 UF 100,000 4.07% 25 years 12-17-2007 11-03-2032 103,733 3,985 USTD-X1107 UF 175,000 3.98% 25 years 12-17-2007 11-03-2032 181,532 6,974 USTD-X1107 UF 250,000 3.97% 25 years 12-17-2007 11-03-2032 259,332 9,963 USTDG10508 UF 3,000,000 4.66% 25 years 07-25-2008 05-03-2033 3,111,492 119,533 USTDG20908 UF 750,000 4.89% 29 years 12-26-2008 03-02-2038 785,079 30,160 USTDG20908 UF 300,000 4.48% 29 years 01-26-2009 03-02-2038 314,032 12,064 USTDG20908 UF 15,000 3.83% 28 years 06-11-2010 03-02-2038 15,702 603 USTDG20908 UF 30,000 3.84% 28 years 06-14-2010 03-02-2038 31,403 1,206 USTDG20908 UF 50,000 3.85% 28 years 06-16-2010 03-02-2038 52,339 2,011 USTDG20908 UF 50,000 3.84% 28 years 06-16-2010 03-02-2038 52,339 2,011 USTDG20908 UF 35,000 3.84% 28 years 06-17-2010 03-02-2038 36,637 1,407 USTDG20908 UF 25,000 3.85% 28 years 06-17-2010 03-02-2038 26,169 1,005 USTDG20908 UF 500,000 3.85% 28 years 06-25-2010 03-02-2038 523,386 20,107 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 133

NOTE 23 - REGULATORY CAPITAL FINANCIAL INSTRUMENTS, continued Series Currency Amount placed Annual Issuance rate Issuance period Placement Date Maturity Date Balance in issuing currency Balance as of 12.31.2024 USTDG20908 UF 539,000 3.84% 28 years 07-01-2010 03-02-2038 564,210 21,675 USTDG20908 UF 228,000 3.85% 28 years 07-01-2010 03-02-2038 238,664 9,169 USTDG20908 UF 478,000 3.85% 28 years 07-06-2010 03-02-2038 500,357 19,222 USTDG30710 UF 120,000 3.95% 24 years 03-14-2011 07-02-2035 126,036 4,842 USTDG30710 UF 100,000 3.95% 24 years 03-15-2011 07-02-2035 105,030 4,035 USTDG30710 UF 300,000 3.95% 24 years 03-16-2011 07-02-2035 315,090 12,105 USTDG30710 UF 46,000 3.95% 24 years 03-17-2011 07-02-2035 48,314 1,856 USTDG30710 UF 200,000 3.95% 24 years 03-17-2011 07-02-2035 210,060 8,070 USTDG30710 UF 780,000 3.95% 24 years 03-18-2011 07-02-2035 819,233 31,472 USTDG30710 UF 30,000 3.90% 24 years 03-24-2011 07-02-2035 31,509 1,210 USTDG30710 UF 1,424,000 3.90% 24 years 04-06-2011 07-02-2035 1,495,626 57,457 USTDG40710 UF 350,000 3.78% 30 years 08-17-2010 07-02-2040 367,605 14,122 USTDG40710 UF 1,650,000 3.79% 30 years 08-17-2010 07-02-2040 1,732,993 66,576 USTDG40710 UF 300,000 3.78% 30 years 08-18-2010 07-02-2040 315,090 12,105 USTDG40710 UF 60,000 3.75% 30 years 08-19-2010 07-02-2040 63,018 2,421 USTDG40710 UF 400,000 3.76% 30 years 08-19-2010 07-02-2040 420,120 16,140 USTDG40710 UF 240,000 3.71% 30 years 08-23-2010 07-02-2040 252,072 9,684 USTDG50411 UF 1,000,000 3.77% 20 years 08-11-2011 04-02-2031 1,040,575 39,975 USTDG50411 UF 100,000 3.74% 20 years 08-12-2011 04-02-2031 104,057 3,998 USTDG50411 UF 1,000,000 3.77% 20 years 08-22-2011 04-02-2031 1,040,575 39,975 USTDG50411 UF 1,900,000 3.78% 17 years 12-19-2013 04-02-2031 1,977,092 75,953 USTDH10411 UF 4,000,000 3.85% 27 years 12-16-2013 04-02-2041 4,162,297 159,902 USTDH20914 UF 3,000,000 3.00% 14 years 04-08-2020 09-02-2034 3,122,385 119,952 USTDH30914 UF 3,000,000 3.10% 19 years 04-08-2020 09-02-2039 3,123,881 120,009 USTDW20320 UF 5,000,000 0.95% 15 years 06-22-2020 09-02-2035 5,212,273 200,238 USTDW70320 UF 1,065,000 3.46% 7 years 01-10-2022 09-02-2028 1,102,241 42,344 USTDW70320 UF 335,000 3.46% 7 years 01-11-2022 09-02-2028 346,714 13,320 USTDW70320 UF 1,800,000 3.56% 7 years 01-12-2022 09-02-2028 1,862,942 71,568 USTDW70320 UF 100,000 3.50% 7 years 01-13-2022 09-02-2028 103,497 3,974 BSNE USD USD 200,000,000 3.79% 10 years 01-15-2020 01-21-2030 200,886,040 199,701 The detail of bonds with no fixed maturity as of December 31, 2025 and December 31, 2024 is as follows: Series Currency Amount placed Annual Issuance rate Placement date Balance in issuing currency Balance in Ch$mn as of 12.31.2025 AT1 Bond USD 700,000,000 4.63% 10-21-2021 698,873,183 629,468 Series Currency Amount placed Annual Issuance rate Placement date Balance in issuing currency Balance in Ch$mn as of 12.31.2024 AT1 Bond USD 700,000,000 4.63% 10-21-2021 769,834,683 693,382 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 134

NOTE 24 - PROVISIONS FOR CONTINGENCIES As of December 31, 2025 and 2024, the composition of the balance of provisions is as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Provisions for employee benefit obligations 76,285 73,543 Provisions for restructuring plans 4,900 4,325 Provisions for lawsuits and litigations 3,933 3,928 Provision for loyalty programmes 38 38 Operational risk 8,866 5,108 Other provisions for other contingencies 74,572 34,696 Total 168,594 121,638 The movement in provisions for contingencies as of December 31, 2025 and 2024, is shown below:   Provisions For employee benefit obligations Restructuring plans Lawsuits and litigation Provisions for customer loyalty and merit programs Operational risk Other Contingency Provisions Total   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 73,543 4,325 3,928 38 5,108 34,696 121,638 Provisions established 88,402 8,013 3,005 - 7,529 40,357 147,306 Application of provisions (85,660) (7,438) (2,053) - (3,771) (481) (99,403) Provision release - - (930) - - - (930) Reclassifications - - - - - - - Other movements - - (17) - - - (17) Balance as of December 31, 2025 76,285 4,900 3,933 38 8,866 74,572 168,594 Balance as of January 1, 2024 81,907 - 4,504 38 2,993 19,339 108,781 Provisions established 64,377 20,508 4,750 - 2,493 20,611 112,739 Application of provisions (72,541) (16,183) (3,159) - (378) (5,254) (97,515) Provision release (200) - (2,252) - - - (2,452) Reclassifications - - - - - - - Other movements - - 85 - - - 85 Balance as of December 31, 2024 73,543 4,325 3,928 38 5,108 34,696 121,638 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 135

NOTE 25 - PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REVALUATION OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED The balances, as of December 31, 2025 and 2024, of provisions for dividends, interest payments and repricing of issued regulatory capital financial instruments are as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Provision for payment of common stock dividends 631,925 600,330 Provision for payment of preferred share dividends - - Provision for interest payments on perpetual bond 5,265 5,811 Provision reappreciation of perpetual bond - - Total 637,190 606,141 The movement in the balance of provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued as of December 31, 2025 and 2024, is as follows: Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds   Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 600,330 - 5,811 - Provisions established 631,931 - 29,882 - Application of provisions (600,336) - (30,428) - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of December 31, 2025 631,925 - 5,265 - Provision for payment of common stock dividends Provision for payment of preferred stock dividends Provision for interest payments on perpetual bonds Provision for revaluation of perpetual bonds Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 148,921 - 5,112 - Provisions established 798,892 - 26,033 - Application of provisions (347,483) - (25,334) - Provision release - - - - Reclassifying - - - - Others - - - - Balance as of December 31, 2024 600,330 - 5,811 - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 136

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK As of December 31, 2025 and 2024, the composition of the balance of the special provisions for credit risk is as follows:   As of December 31, Special provisions for credit risk 2025 2024 Ch$mn Ch$mn Credit risk provisions for contingent loans Guarantees and sureties 5,051 7,826 Letters of credit for goods movement operations 443 642 Debt purchase commitments in local currencies abroad - - Transactions related to contingent events 17,998 18,563 Immediately repayable unrestricted credit lines 37,198 16,661 Unrestricted credit lines - - Other credit commitments 1,693 1,070 Other contingent loans - - Subtotal 62,383 44,762 Provisions for country risk for operations with debtors domiciled abroad 52 26 Subtotal 52 26 Special provisions for foreign loans - - Subtotal - - Additional provisions Additional provisions for commercial loans 102,000 122,000 Additional provisions for mortgage loans 17,000 17,000 Additional provisions for consumer loans 60,098 154,000 Subtotal 179,098 293,000 Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment - - Subtotal - - Provisions for credit risk for supplementary prudential requirements 6,000 6,000 Subtotal 6,000 6,000 TOTAL 247,533 343,788 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 137

NOTE 26 - SPECIAL PROVISIONS FOR CREDIT RISK, continued The movement in special provisions as of December 31, 2025 and 2024, is shown below: Special provisions for credit risk as of December 31, 2025 (Ch$mn) Provisions for contingent claims Provisions for local risk Special provisions for foreign loans Additional provisions for loans Provisions for adjustments to minimum provision requirements Provisions due to supplementary prudential requirements Balance as of January 1, 2025 44,762 26 - 293,000 - 6,000 Provision establishment 40,770 148 - - - - Application of provisions - - - - - - Provision release (23,149) (122) - (113,902) - - Other changes in provisions - - - - - - Balance as of December 31, 2025 62,383 52 - 179,098 - 6,000 Special provisions for credit risk as of December 31, 2024 (Ch$mn) Provisions for contingent claims Provisions for local risk Special provisions for foreign loans Additional provisions for loans Provisions for adjustments to minimum provision requirements Provisions due to supplementary prudential requirements Balance as of January 1, 2024 40,282 52 - 293,000 - 6,000 Provision establishment 17,138 187 - 19,000 - - Application of provisions - - - - - - Provision release (12,658) (213) - (19,000) - - Other changes in provisions - - - - - - Balance as of December 31, 2024 44,762 26 - 293,000 - 6,000 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 138

NOTE 27 - OTHER LIABILITIES The composition of the item 'other liabilities' as of December 31, 2025 and 2024, is as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Other liabilities Cash guarantees received for financial derivative transactions (1) 1,541,061 1,832,345 Creditors for intermediation of financial instruments 100,035 24,130 Accounts payable to third parties 449,232 323,010 Valuation adjustments for macro-hedges (2) 51,690 76,540 Revenue liabilities due to income from ordinary activities generated by contracts with customers 6,473 3,120 VAT tax debit payable 28,639 28,140 Pending operations 19,856 27,497 Insurance collections pending settlement 9,582 9,491 Other liabilities 41,438 88,637 Total 2,248,006 2,412,910 (1) Corresponds to guarantees related to certain derivative contracts (threshold transactions). These guarantees operate when the valuation of derivatives exceeds thresholds defined in the respective contracts and may be in favor of or against the Bank. (2) Correspond to the balances of the mark-to-market valuation of net assets or liabilities hedged in a macro-hedge (Note 12). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 139

NOTE 28 - EQUITY 1. Equity and preferred shares As of December 31, 2025 and 2024, the Bank has a share capital of Ch$891,303 million comprising 188,446,126,794 authorized shares, which are subscribed and paid in full. All these are ordinary shares with no par value and no preferences. Accordingly, share movements as of December 31, 2025 and 2024, are as follows: Shares As of December 31, 2025 2024 Issued as of January 1, 188,446,126,794 188,446,126,794 Issuance of paid shares - - Issuance of shares owed - - Exercised stock option - - Total shares 188,446,126,794 188,446,126,794 As of December 31, 2025 and 2024, the Bank does not hold any of its own shares, nor do the companies that are consolidated by the Bank. As of December 31, 2025, the shareholders' distribution is as follows: Company name or Shareholder name Shares ADRs (*) Total % Of equity holding Santander Chile Holding SA 66,822,519,695 - 66,822,519,695 35.46% Teatinos Siglo XXI Inversiones S.A. 59,770,481,573 - 59,770,481,573 31.72% J P Morgan Chase Bank (ADRs)* - 9,980,222,071 9,980,222,071 5.30% Banks’ custodies for third parties 17,715,643,262 - 17,715,643,262 9.40% Pension funds (AFP) on behalf of third parties 19,486,919,574 - 19,486,919,574 10.34% Stockbrokers on behalf of third parties 5,209,519,338 - 5,209,519,338 2.76% Other minority holders 9,460,821,281 - 9,460,821,281 5.02% Total 178,465,904,723 9,980,222,071 188,446,126,794 100% (*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets. As of December 31, 2024, the distribution of shareholders is as follows: Company name or Shareholder name Shares ADRs (*) Total % Of equity holding Santander Chile Holding SA 66,822,519,695 - 66,822,519,695 35.46 Teatinos Siglo XXI Inversiones S.A. 59,770,481,573 - 59,770,481,573 31.72 The Bank of New York Mellon (ADRs)* - 10,622,438,071 10,622,438,071 5.64 Banks’ custodies for third parties 16,842,708,565 - 16,842,708,565 8.94 Pension funds (AFP) on behalf of third parties 20,794,099,878 - 20,794,099,878 11.03 Stockbrokers on behalf of third parties 5,276,952,871 - 5,276,952,871 2.80 Other minority holders 8,316,926,141 - 8,316,926,141 4.41 Total 177,823,688,723 10,622,438,071 188,446,126,794 100.00 (*) American Depositary Receipts (ADR) are certificates issued by a U.S. commercial bank and traded on the U.S. securities markets. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 140

NOTE 28 - EQUITY, continued 2. Reserves At the Ordinary Shareholders’ Meeting of Banco Santander-Chile held on April 22, 2025, the shareholders agreed to distribute 70% of the net income for the year (“Net income attributable to the Bank’s shareholders”), which amounted to Ch$857,623 million. These earnings represent a dividend of Ch$3.18571574 per share. It was also approved that the remaining 30% be allocated to increasing Retained earnings from prior years in the amount necessary to cover upcoming interest coupon payments on the Bank’s perpetual bonds, and to increasing the Bank’s Reserves and other retained earnings with the remaining balance. As of December 31, 2025 and 2024, the reserve balance amounted to Ch$ 3,459,800 million and Ch$ 3,232,505 million, respectively. 3. Dividends The breakdown of the dividend distribution is presented within the Consolidated Statement of Change in Equity. The provision for the payment of common stock dividends as of December 31, 2025 and 2024, amounted to Ch$631,925 million and Ch$600,330million, respectively. 4. As of December 31, 2025 and 2024, the composition of diluted profit and basic profit is as follows:   As of December 31,   2025 2024   Ch$mn Ch$mn A. Basic earnings per share Profit attributable to equity holders 1,053,209 857,623 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 5.59 4.55 Diluted earnings per share from continuing operations (in Ch$) 5.59 4.55 B. Diluted earnings per share Profit attributable to equity holders 1,053,209 857,623 Weighted average number of outstanding shares 188,446,126,794 188,446,126,794 Assumed conversion of convertible debt - - Adjusted number of shares 188,446,126,794 188,446,126,794 Basic earnings per share (in Ch$) 5.59 4.55 Diluted earnings per share from continuing operations (in Ch$) 5.59 4.55 The Bank does not hold any dilutive instruments as of December 31, 2025, and 2024. 5. Provision for interest payments on perpetual bonds The Bank records in equity the accrual of interest on perpetual bonds under “Provisions for dividends, interest payments and revaluation of issued regulatory capital instruments.” As of December 31, 2025 and 2024, the balance amounted to Ch$5,265 million and Ch$5,811 million, respectively. For further information, see Note 25. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 141

NOTE 28 - EQUITY, continued 6. Other comprehensive income from investment instruments and cash flow hedges: As of December 31, 2025 2024 Ch$mn Ch$mn Investment instruments Balance as of January 1, (67,161) (89,748) Gain (loss) on valuation adjustment of Investment Financial Instruments portfolio before taxes (8,417) 67,968 Reclassifying and adjustment of the portfolio of Financial Investment Instruments - - Net realized profit (2,327) (45,381) Subtotal (10,744) 22,587 Total (77,905) (67,161) Cash flow hedging Balance as of January 1, (77,801) 84,416 Gain (loss) on valuation adjustment of cash flow hedges before taxes 82,619 (126,880) Reclassifying and adjustments for cash flow hedges before taxes (22,006) (35,337) Amount reclassified from equity included as the book value of non-financial assets and liabilities. Its acquisition or disposal was hedged as a highly probable transition. - - Subtotal 60,613 (162,217) Total (17,188) (77,801) Other comprehensive income before taxes (95,093) (144,962) Income tax related to other comprehensive income components Income tax relating to portfolio of financial investment instruments 21,035 18,133 Income tax relating to cash flow hedges 4,640 21,006 Total 25,675 39,139 Other comprehensive income, net of tax (69,418) (105,823) Attributable to: Equity holders of the Bank (71,181) (107,174) Non-controlling interest 1,763 1,351 The Bank expects all results included in other comprehensive income will be reclassified to profit or loss when specific conditions are met. 7. Non-controlling interest This item includes the net amount of equity of subsidiaries attributable to equity instruments not owned, directly or indirectly, by the Bank, including the share of profit for the year attributable to them. As of December 31, 2025 and 2024, the balance of equity attributable to owners amounted to Ch$4,719,698 million and Ch$4,292,440 million, respectively, and non-controlling interest amounted to Ch $119,942 million and Ch $104,394 million, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 142

NOTE 28 - EQUITY, continued The non-controlling interest's share of equity and the results of affiliates are summarized as follows: Other comprehensive income As of December 31, 2025 Participation of third parties Equity Results Financial assets at fair value through other comprehensive income (OCI) Deferred tax Total other comprehen sive income Comprehensi ve income % Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subsidiary companies Santander Corredora de Seguros Limitada 0.25% 57 7 - - - 7 Santander Corredores de Bolsa Limitada 49.00% 31,752 1,750 564 (152) 412 2,162 Santander Asesorías Financieras Limitada 0.97% 160 43 - - - 43 Santander S.A. Sociedad Securitizadora 0.36% 4 (1) - - - (1) Santander Consumer Finance Limitada 49.00% 76,350 13,996 - - - 13,996 Subtotal 108,323 15,795 564 (152) 412 16,207 Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas Limitada 100.00% 9,550 564 - - - 564 Multiplica Spa 100.00% 2,069 44 - - - 44 Subtotal 11,619 608 - - - 608 Total 119,942 16,403 564 (152) 412 16,815 Other comprehensive income As of December 31, 2024 Participation of third parties Equity Results Financial assets at fair value through other comprehensive income (OCI) Deferred tax Total other comprehen sive income Comprehensi ve income % Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Subsidiary companies Santander Corredora de Seguros Limitada 0.25% 51 5 – – – 5 Santander Corredores de Bolsa Limitada 49.00% 29,595 2,036 3 (1) 2 2,038 Santander Asesorías Financieras Limitada 0.97% 117 82 – – – 82 Santander SA Sociedad Securitizadora 0.36% 1 – – – – – Klare Corredora de Seguros S.A. —% – (975) – – – (975) Santander Consumer Finance Limitada 49.00% 62,353 4,932 – – – 4,932 Subtotal 92,117 6,080 3 (1) 2 6,082 Entities controlled through other considerations Santander Gestión de Recaudación y Cobranzas Limitada 100.00% 8,986 468 – – – 468 Bansa Santander S.A. 100.00% – 727 – – – 727 Multiplica Spa 100.00% 2,026 (503) – – – (503) PagoNXT Payments Chile SpA 100.00% 1,265 114 – – – 114 Subtotal 12,277 806 – – – 806 Total 104,394 6,886 3 (1) 2 6,888 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 143

NOTE 28 - EQUITY, continued The summary of financial information for the entities included in the consolidation that have non-controlling interests is as follows (this does not include consolidation or standardization adjustments):   As of December 31, 2025 2024 Assets Liabilities Capital and reserves Net income Assets Liabilities Capital and reserves Net income   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Santander Corredora de Seguros Limitada Subsidiary 34,421 11,775 19,994 2,652 32,876 12,878 17,861 2,137 Santander Corredores de Bolsa Limitada Subsidiary 179,219 114,418 61,230 3,571 92,155 31,758 56,243 4,154 Santander Asesorias Financieras Limitada Subsidiary 17,770 1,241 12,086 4,443 15,295 3,205 3,582 8,508 Santander S.A. Sociedad Securitizadora Subsidiary 1,327 325 1,170 (168) 722 326 534 (138) Klare Corredora de Seguros S.A. Subsidiary - - - - - - 1,955 (1,955) Santander Consumer Finance Limitada Subsidiary 1,056,093 900,277 127,251 28,565 1,049,387 922,136 117,183 10,068 Santander Gestión de Recaudación y Cobranzas Limitada SPE* 12,451 2,901 8,986 564 11,429 2,443 8,518 468 Bansa Santander S.A. SPE* - - - - - - (727) 727 Multiplica Spa SPE* 2,917 848 2,025 44 2,883 857 2,529 (503) Pagonxt Payments Chile SpA SPE* - - - - 2,382 1,117 1,151 114 Total 1,304,198 1,031,785 232,742 39,671 1,207,129 974,720 208,829 23,580 (* ) Special Purposes Entities: Entities controlled by the Bank through other considerations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 144

NOTE 29 - CONTINGENCIES AND COMMITMENTS 1. Lawsuits and legal procedures As of the date of issuance of these Consolidated Financial Statements, several lawsuits have been filed against the Bank and its affiliates concerning business operations. As of December 31, 2025, the Bank has provisions for this concept, which amount to Ch$3,933 million (Ch$3,928 million as of December 31, 2024), which are included in the Consolidated Statements of Financial Position under the heading “Provisions for contingencies.” For more information, see Note 24. Banco Santander In order to cover the amounts related to legal proceedings in which first- and second-instance rulings have been unfavorable to Banco Santander’s interests, or for possible alternative resolutions to such cases, the Bank has recognized provisions amounting to Ch$3,758 million and Ch$3,780 million as of December 31, 2025 and 2024, respectively. It is important to note that these amounts have been estimated based on quantitative information from first-instance rulings unfavorable to the Bank, as well as qualitative information related to the proceedings, which includes, among other things, expert opinions on the case, recommendations from the defense attorneys, and experience drawn from judicial rulings in similar cases (jurisprudence) issued by various courts. Santander Corredores de Bolsa Limitada Lawsuit 'Echeverría vs Santander Corredora de Bolsa' (currently Santander Corredores de Bolsa Ltda), filed before the 21st Civil Court of Santiago, Role C- 12.366-2014, regarding compensation for damages due to failures in the purchase of shares, the amount of the claim is Ch$60 million. As of December 31, 2025, the case is pending reopening of the proceedings and resolution of the motion for abandonment of proceedings filed by the brokerage firm. Lawsuit 'Chilena de Computación vs Banco Santander and Santander Corredores de Bolsa' filed before the 3rd Civil Court of Santiago, Role C-12325-2020. As of December 31, 2025, the lawsuit is in the current discussion stage, the documents requested by the Court have been exhibited, and possible actions by the petitioners are pending. Santander Corredora de Seguros Limitada Existing lawsuits amount to UF 7,537, which mainly relate to assets under leasing. Our lawyers have not estimated any material losses from these lawsuits. Santander Consumer Finance Limitada Currently, there are 57 lawsuits corresponding to processes mainly related to clients. Our lawyers have not estimated any material losses from these lawsuits. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 145

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 2. Contingent loans The Bank entered various irrevocable commitments and contingent obligations to meet customers' needs. Although these obligations should not be recognized in the Consolidated Financial Statements, they contain credit risk and are part of the Bank's overall risk. The following table shows the contractual amounts that oblige the Bank to grant loans:   Contingent loans As of December 31, 2025 2024   Ch$mn Ch$mn Guarantees and sureties 556,196 365,932 Guarantees and sureties in Chilean currency 308,861 201,688 Guarantees and sureties in foreign currency 247,335 164,244 Letters of credit for goods movement transactions 249,140 308,407 Transactions related to contingent events 1,871,802 2,208,507 Transactions related to contingent events in Chilean currency 1,264,781 1,540,118 Transactions related to contingent events in foreign currencies 607,021 668,389 Immediately repayable unrestricted credit lines 10,584,496 10,352,459 Other credit commitments 246,799 195,207 Student loans for higher education under Law No. 20,027 (CAE) 235 406 Other irrevocable credit commitments 246,564 194,801 Total 13,508,433 13,430,512 3. Third-party and custody operations As part of its normal course of business, the Bank holds securities on behalf of third parties as follows:   As of December 31, 2025 2024   Ch$mn Ch$mn Third-party operations Collections 81,175 75,710 Transferred financial assets managed by the Bank 134,794 86,673 Assets from third parties managed by the Bank 2,937,572 1,944,379 Subtotal 3,153,541 2,106,762 Custody of securities Securities held in custody by a banking subsidiary deposited in another entity 1,221,128 849,681 Securities held in custody by the bank 15,957,950 11,112,490 Securities issued by the bank 16,089,475 16,351,884 Subtotal 33,268,553 28,314,055 Total 36,422,094 30,420,817 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 146

NOTE 29 - CONTINGENCIES AND COMMITMENTS, continued 4. Guarantees Banco Santander-Chile has a comprehensive bank policy for Employee Fidelity coverage N°0406961 in force with Compañía de Zurich Chile Seguros Generales S.A., with coverage of USD50,000,000 per claim with an annual cap of USD100,000,000,which jointly covers the Bank and its subsidiaries with an expiration date of June 30, 2026. Santander Corredores de Bolsa Limitada As of December 31, 2025, the Company maintains guarantees deposited with the Santiago Stock Exchange to cover simultaneous transactions carried out with its own portfolio, totaling Ch$9,633 million (Ch$9,171 million as of December 31, 2024). As of December 31, 2025, the Company does not maintain guarantees posted with the Chilean Commodities Exchange (Ch$153 million as of December 31, 2024). Additionally, as of December 31, 2025, the Company maintains a guarantee with CCLV Contraparte Central S.A., in fixed-income securities, amounting to Ch$10,207 million (Ch$10,085 million as of December 31, 2024). To ensure full and proper compliance with all its obligations as a Stockbroker, in accordance with Articles 30 and following of Law No. 18,045 on the Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange with a present value of Ch$1,001 million as of December 31, 2025 (Ch$1,026 million as of December 31, 2024). This corresponds to a time deposit with Banco Santander, maturing on June 16, 2026. As of December 31, 2025, the Company holds a guarantee for securities lending in the amount of Ch$8,632 million (Ch$8,144 million as of December 31, 2024). As of December 31, 2025, the Company has a guarantee bond No. B287862 issued by Banco Santander Chile, in compliance with General Rule No. 120 of the FMC, with respect to placement, transfer and redemption activities of Morgan Stanley funds, in the amount of US$ 300,000. This bond covers participants acquiring shares of the Morgan Stanley Sicav foreign open-end funds and matures on April 30, 2026. Santander Corredora de Seguros Limitada In accordance with Circular No. 1,160 issued by the FMC, the Company maintains an insurance policy to ensure the proper and complete fulfillment of all obligations arising from its operations as an insurance brokerage intermediary. The insurance guarantee policy for insurance brokers N°6676376, which covers UF 500, and the professional liability insurance policy for insurance brokers N°6676373, covering an amount equivalent to UF 60,000, were contracted with Compañía de Seguros Generales Consorcio Nacional de Seguros S.A. Both policies are valid from April 15, 2025, to April 14, 2026. The Company maintains guarantee bonds to secure due compliance with the terms of the public tender for (i) the fire and earthquake insurance covering the residential mortgage portfolio and (ii) the Bank’s professional services. The amounts are UF 500 and UF 10,000, respectively, both issued with the same financial institution and maturing on December 31, 2026. The Company maintains a guarantee bond with Banco Santander Chile to secure compliance with the terms of the public tender for the mortgage life insurance covering the housing loan portfolio and the Bank’s professional services. The amount is UF 10,000, issued with the same financial institution, with a maturity date of October 30, 2027. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 147

NOTE 30 - INTEREST INCOME AND EXPENSES This comprises the interest accrued in the year for all financial assets whose performance, implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are valued at their fair value, as well as product rectifications as a consequence of hedge accounting. 1. As of December 31, 2025, and 2024, the composition of interest income is as follows: As of December 31,   2025 2024   Ch$mn Ch$mn Financial assets at amortized cost Rights under repurchase and securities lending agreements 12,391 4,492 Debt financial instruments 214,523 229,678 Interbank loans 480 909 Commercial loans 1,186,400 1,253,980 Mortgage loans 593,648 600,978 Consumer loans 832,724 837,173 Other financial instruments 107,887 142,804 Subtotal 2,948,053 3,070,014 Financial assets at fair value through other comprehensive income Debt financial instruments 124,034 143,059 Other financial instruments 10,064 4,129 Subtotal 134,098 147,188 Results of interest rate-risk hedge accounting 324,003 403,381 Total interest income 3,406,154 3,620,583 As of December 31, 2025, and 2024, the amount of suspended interest income is as follows: As of December 31, 2025 2024 Off-balance sheet - interest income Ch$mn Ch$mn Commercial loans 21,823 23,152 Mortgage loans 11,004 8,889 Consumer loans 3,245 3,191 Total 36,072 35,232 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 148

NOTE 30 - INTEREST INCOME AND EXPENSES, continued 2. As of December 31, 2025, and 2024, the composition of interest expense is as follows: As of December 31,   2025 2024   Ch$mn Ch$mn Financial liabilities at amortized cost   Deposits and other demand liabilities (10,804) (13,001) Time deposits and other term equivalents (754,027) (932,793) Repurchase agreements (102,294) (46,954) Interbank borrowing (210,127) (264,093) Debt financial instruments issued (256,201) (262,769) Other financial liabilities (61,424) (71,207) Subtotal (1,394,877) (1,590,817) Obligations under leasing contracts (10,041) (7,617) Regulatory capital financial instruments (71,212) (69,419) Results of interest rate-risk hedge accounting (183,155) (447,989) Total interest expenses (1,659,285) (2,115,842) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 149

NOTE 31 - READJUSTMENT INCOME AND EXPENSE This line item includes the accrued inflation adjustments during the period for all financial assets whose yield, whether implicit or explicit, is obtained by applying the effective interest rate method, regardless of whether they are measured at fair value, as well as adjustments to income resulting from accounting hedges. 1. As of December 31, 2025, and 2024, the composition of readjustment income is as follows:   As of December 31, 2025 2024 Ch$mn Ch$mn Financial assets at amortized cost   Rights under repurchase and securities lending agreements - - Debt financial instruments 60,720 74,405 Interbank loans - - Commercial loans 202,937 268,740 Mortgage loans 578,780 742,184 Consumer loans 138 185 Other financial instruments 2,997 4,872 Subtotal 845,572 1,090,386 Financial assets at fair value through other comprehensive income Debt financial instruments 18,152 14,212 Other financial instruments 3,025 686 Subtotal 21,177 14,898 Results of hedge accounting of the UF readjustment risk (477,294) (631,050) Total readjustment income 389,455 474,234 As of December 31, 2025, and 2024, the amount of suspended readjustment income is as follows: As of December 31, 2025 2024 Off-balance sheet - readjustment income Ch$mn Ch$mn Commercial loans 20,339 23,519 Mortgage loans 28,733 27,246 Consumer loans 115 183 Total 49,187 50,948 2. As of December 31, 2025, and 2024, the composition of the inflation readjustment expenses, including the results from hedge accounting, is as follows: As of December 31, 2025 2024   Ch$mn Ch$mn Readjustment expenses Deposits and other demand liabilities (3,540) (4,125) Time deposits and other deposits (21,916) (39,818) Obligations under repurchase and securities lending agreements - - Interbank loans - (59) Issued debt financial instruments (133,021) (176,071) Other financial liabilities (5,956) (12,295) Financial instruments of regulatory capital issued (55,118) (68,404) Result of UF, PPI and CPI risk hedge accounting. 99,923 140,100 Total expense for readjustments (119,628) (160,672) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 150

NOTE 32 - COMMISSION INCOME AND EXPENSES This line item includes the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   As of December 31,   2025 2024   Ch$mn Ch$mn Income from commissions and services rendered Commissions for prepayment of loans 15,595 17,108 Commissions for loans with letters of credit 1 49 Commissions for lines of credit and overdrafts 1,633 1,968 Commissions for guarantees and letters of credit 42,340 34,893 Commissions for card services 568,463 500,292 Commissions for checking account maintenance 80,774 73,076 Commissions for collections and payments 61,556 65,187 Commissions for brokerage and management of securities 13,513 10,602 Commissions for brokerage of insurance and insurance advisory 55,039 60,528 Commissions for factoring services 1,286 1,334 Commissions for securitization - - Commissions for financial advice 21,068 28,378 Office Banking 23,376 22,673 Fees for other services 92,406 75,932 Other services rendered 63,594 68,148 Total 1,040,644 960,168 This item comprises the amount of all fees accrued and paid during the period, except those that are an integral part of the effective interest rate of financial instruments:   As of December 31,   2025 2024   Ch$mn Ch$mn Expenses for commissions and services rendered Commissions for card operation services (191,567) (156,558) License fees for the use of card brands (8,780) (7,166) Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (48) (383) Expenses for obligations of consumer loyalty and merit programs for client cards (125,743) (123,768) Commissions for securities transactions (12,043) (11,866) Office banking (2,770) (2,715) Inter-bank services (22,823) (28,935) Other commission paid for services received (81,039) (81,711) Total (444,813) (413,102) Total net fee and commission income and expenses 595,831 547,066 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 151

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued This item presents the income and expenses from commissions generated by the different segments of business and the revenue recognition schedule for ordinary activities.   Segments Revenue recognition schedule for ordinary activities Al December 31, 2025 Retail Wealth Management & Insurance Middle- market CIB Other Total Transferred through time Transferred at a specific time Accrual model   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 14,225 93 903 100 274 15,595 - 15,595 - Commissions for loans with letters of credit 1 - - - - 1 - 1 - Commissions for credit lines and current accounts overdraft 796 1 91 837 (92) 1,633 751 882 - Commissions for guarantees and letters of credit 8,130 31 17,281 16,242 656 42,340 41,446 894 - Commissions for card services 514,967 4,579 29,442 12,040 7,435 568,463 88,733 479,730 - Commissions for checking account maintenance 77,556 199 1,860 1,154 5 80,774 74,358 6,416 - Commissions for collections and payments 98,835 688 6,162 6,848 (50,977) 61,556 - 41,997 19,559 Commissions for brokerage and management of securities (1,604) 5,445 672 9,281 (281) 13,513 - 13,513 - Commissions for brokerage of insurance and insurance advisory 139 54,994 36 50 (180) 55,039 - - 55,039 Commissions for factoring services 526 - 306 453 1 1,286 - 1,286 - Commissions for securitization - - - - - - - - - Commissions for financial advice 114 - 8,400 12,715 (161) 21,068 - 21,068 - Office Banking 19,062 137 2,684 1,492 1 23,376 - 23,376 - Fees for other services 72,654 13,430 5,088 1,232 2 92,406 - 92,406 - Other commissions earned 64,562 (484) 6,039 669 (7,192) 63,594 - 63,594 - Total 869,963 79,113 78,964 63,113 (50,509) 1,040,644 205,288 760,758 74,598 Commission expenses Commissions for card operation services (157,672) (768) (18,096) (8,395) (6,636) (191,567) - (191,567) - License fees for the use of card brands (6,186) (114) (1,537) (421) (522) (8,780) - (8,780) - Commissions for services related to the credit card system and prepaid cards (48) - - - - (48) - (48) - Commissions for obligations of loyalty programs and merits for card customers (122,860) (2,517) - - (366) (125,743) - (125,743) - Commissions for securities transactions - (34) - (1,712) (10,297) (12,043) - (12,043) - Office banking (1,990) - (660) (120) - (2,770) - (2,770) - Inter-bank services (17,966) - (3,129) (1,728) - (22,823) - (22,823) - Other commission paid for services received (60,055) (45,661) (2,621) (3,333) 30,631 (81,039) - (81,039) - Total (366,777) (49,094) (26,043) (15,709) 12,810 (444,813) - (444,813) - Total net fee and commission income and expenses 503,186 30,019 52,921 47,404 (37,699) 595,831 205,288 315,945 74,598 Banco Santander-Chile y Afiliadas NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS Al 31 de diciembre de 2025 y 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 152

NOTE 32 - COMMISSION INCOME AND EXPENSES, continued   Segments Revenue recognition schedule for ordinary activities Al December 31, 2024 Individuals + SMEs Wealth Management & Insurance Middle- market Global Corporate Banking Other Total Transferred through time Transferred at a specific time Accrual model   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Commission income Commissions for prepayment of loans 15,554 71 925 897 (339) 17,108 - 17,108 - Commissions for loans with letters of credit 48 1 - - - 49 - 49 - Commissions for credit lines and current accounts overdraft (52) (2) (177) 1,844 355 1,968 741 1,227 - Commissions for guarantees and letters of credit 9,592 43 13,859 11,667 (268) 34,893 34,017 876 - Commissions for card services 468,437 3,958 18,334 5,970 3,593 500,292 83,763 416,529 - Commissions for checking account maintenance 70,392 153 1,924 1,159 (552) 73,076 67,506 5,570 - Commissions for collections and payments 100,291 772 6,220 7,932 (50,028) 65,187 - 43,618 21,569 Commissions for brokerage and management of securities 276 1,926 409 6,877 1,114 10,602 - 10,602 - Commissions for brokerage of insurance and insurance advisory 332 61,012 107 - (923) 60,528 - - 60,528 Commissions for factoring services 467 - 291 576 - 1,334 - 1,334 - Commissions for securitization - - - - - - - - - Commissions for financial advice 250 84 13,223 15,114 (293) 28,378 - 28,378 - Office Banking 18,511 112 2,690 1,359 1 22,673 - 22,673 - Fees for other services 59,948 11,475 3,452 1,055 2 75,932 - 75,932 - Other commissions earned 25,786 (10,156) (1,201) 14,443 39,276 68,148 - 68,148 - Total 769,832 69,449 60,056 68,893 (8,062) 960,168 186,027 692,044 82,097 Commission expenses Commissions for card operation services (103,805) (735) (9,326) (4,369) (38,323) (156,558) - (156,558) - License fees for the use of card brands (5,833) (76) (727) (324) (206) (7,166) - (7,166) - Other commissions for services linked to the credit card system and payment cards with fund provision as a means of payment (1,136) (29) (43) (6) 831 (383) - (383) - Expenses for obligations of consumer loyalty and merit programs for client cards (119,968) (2,400) - - (1,400) (123,768) - (123,768) - Commissions for securities transactions - - - (3,956) (7,910) (11,866) - (11,866) - Office banking (2,083) - (483) (148) (1) (2,715) - (2,715) - Inter-bank services (23,676) - (2,956) (2,303) - (28,935) - (28,935) - Other commission paid for services received (59,137) (43,026) (2,567) (2,886) 25,905 (81,711) - (81,711) - Total (315,638) (46,266) (16,102) (13,992) (21,104) (413,102) - (413,102) - Total net fee and commission income and expenses 454,194 23,183 43,954 54,901 (29,166) 547,066 186,027 278,942 82,097 Banco Santander-Chile y Afiliadas NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS Al 31 de diciembre de 2025 y 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 153

NOTE 33 - NET FINANCIAL INCOME This line item includes the amount of adjustments due to changes in financial instruments, except those attributable to accrued interest from the application of the effective interest rate method for asset value adjustments, as well as the results obtained from their sale. As of December 31, 2025, and 2024, the detail of the results from financial operations is as follows: As of December 31, 2025 2024   Ch$mn Ch$mn Results from financial assets held for trading at fair value through profit or loss Financial derivatives contracts 148,943 64,879 Debt financial instruments 25,508 20,063 Other financial instruments 26 71 Subtotal 174,477 85,013 Results from financial liabilities held for trading at fair value through profit or loss   Financial derivatives contracts (218,033) - Other financial instruments - - Subtotal (218,033) - Financial results from financial assets not held for trading mandatory measured at fair value through profit or loss   Debt financial instruments - - Other - - Subtotal - - Financial results from financial assets designated at fair value through profit or loss Debt financial instruments - - Other financial instruments - - Subtotal - - Financial results from financial liabilities designated at fair value through profit or loss Demand deposits and other demand liabilities, and time deposits and other term equivalents - - Issued debt instruments - - Other - - Subtotal - - Financial results on recognition of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income Financial assets at amortized cost 2,351 2,659 Financial assets at fair value through other comprehensive income (820) (45,365) Financial liabilities at amortized cost 1,407 5,638 Financial instruments of regulatory capital issued - - Subtotal 2,938 (37,068) Total (40,618) 47,945 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 154

NOTE 33 - NET FINANCIAL INCOME, continued As of December 31, 2025, and 2024, the details of the financial results from foreign currency exchanges, adjustments, and hedge accounting are as follows: As of December 31, 2025 2024 Ch$mn Ch$mn Financial results from foreign exchange, foreign exchange restatements and hedging of foreign currencies   Result from foreign exchange 733,015 (614,212) Exchange rate readjustment results (10,826) 13,191 Financial assets held for trading at fair value through profit or loss - - Non-trading financial assets mandatory measured at fair value through profit or loss - - Financial assets designated at fair value through profit or loss - - Financial assets at fair value through other comprehensive income - - Financial assets at amortized cost (10,826) 12,276 Other assets - - Financial liabilities at amortized cost - - Financial liabilities held for trading at fair value through profit or loss - 915 Financial liabilities designated at fair value through profit or loss - - Financial instruments of regulatory capital issued - - Net result of derivatives in foreign currency risk hedge accounting (415,226) 800,404 Subtotal 306,963 199,383 Financial results from reclassifying financial assets due to changes in the business model From financial assets at amortized cost to financial assets for trading at fair value through profit or loss - - From financial assets at fair value through other comprehensive income to financial assets held for trading at fair value through profit or loss - - Subtotal - - Other financial results from changes in financial assets and liabilities Financial assets at amortized cost - - Financial assets at fair value through other comprehensive income - - Financial liabilities at amortized cost - - Obligations under leasing contracts - - Financial instruments of regulatory capital issued - - Subtotal - - Other financial results from ineffective hedge accounting - - Other financial results from other hedge accounting - - Subtotal - - Total Net financial income 266,345 247,328 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 155

NOTE 34 - INCOME FROM INVESTMENTS IN COMPANIES The Consolidated Financial Statements present results from investments in companies of Ch$9,289 and Ch$10,436 million as of December 31, 2025, and 2024, according to the following details: As of December 31, Participation Result from investments 2025 2024 2025 2024% % Ch$mn Ch$mn Companies Redbanc S.A. 33.43 33.43 1,122 581 Transbank S.A 25.00 25.00 4,628 4,638 Centro de Compensación Automatizado S.A 33.33 33.33 2,007 1,875 Sociedad Interbancaria de Depósito de Valores S.A 29.29 29.29 617 485 Cámara de Compensación de Alto Valor S.A. 13.72 13.72 217 133 Administrador Financiero del Transantiago S.A. 20.00 20.00 513 557 Servicios de Infraestructura de Mercado OTC S.A. 12.48 12.48 35 152 Subtotal 9,139 8,421 Shares or rights in other companies Stock exchange 149 109 Other 1 3 Subtotal 150 112 Results from the sale of ownership in investment in companies Companies in the country - 1,903 Subtotal - 1,903 Total 9,289 10,436 For more detailed financial information on the companies, see Note 14. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 156

NOTE 35 - NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT QUALIFYING AS DISCONTINUED OPERATIONS The composition of the result on non-current assets and disposable groups that do not classify as discontinued transactions is as follows:   As of December 31,   2025 2024   Ch$mn Ch$mn Net results from assets received in payment or awarded in a judicial auction Sale of goods received in lieu of payment or awarded in a judicial auction 9,141 3,993 Other income from assets received in lieu of payment or awarded in a judicial auction 22,036 7,511 Provisions to the net realizable value of assets received in lieu of payment or awarded in a judicial auction 1,043 (2,523) Charge-offs of assets received in payment or awarded in a judicial auction (42,002) (18,296) Expenses for maintenance of assets received in lieu of payment or awarded in a judicial auction (4,028) (4,119) Non-current assets held for sale and disposal group 10,067 5,123 Total (3,743) (8,311) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 157

NOTE 36 - OTHER OPERATING INCOME AND EXPENSES 1. Other operating income is comprised of the following items:   As of December 31,   2025 2024   Ch$mn Ch$mn Compensation from insurance companies for claims other than operational risk events 218 112 Income from expense recovery 375 421 Leases 1,040 402 Insurance Company Recoveries 3,700 3,396 Other income 1,683 3,717 Total 7,016 8,048 2. Other operating expense is comprised of the following items: As of December 31,   2025 2024   Ch$mn Ch$mn Expenditure on insurance premiums to cover operational risk events (392) (31,296) Provisions for operational risk (6,060) (4,039) Expense for operational risk events (42,748) (39,462) Operational risk event expense recoveries 7,279 29,813 Reorganization plans (*) (34,164) (43,156) Provisions for lawsuits and litigation (773) (555) Expenses from financial leasing credit operations (1,325) (4,922) Expenses for factoring credit operations (242) (71) Other operating expenses (23,278) (21,051) Total (101,703) (114,739) (*) This corresponds to a formal restructuring plan consistent with the provisions of IAS 37. This restructuring plan is part of the Bank’s transformation process aimed at building a digital bank with branches. It has involved a transformation of the branch model and the operating model, along with a transition toward a common global structure (Go To Model). Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 158

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES The expenses from obligations to employees as of December 31, 2025, and 2024, are as follows:   As of December 31,   2025 2024   Ch$mn Ch$mn Employee benefits (short-term) (379,783) (364,104) Employee benefits (long-term) (8,706) (14,727) Expenses of employment benefits related to contract terminations (13,086) (7,928) Expenses for defined benefit post-employment plan obligations – – Other human resources costs (11,327) (12,060) Total (412,902) (398,819) Share-based compensation (settled in cash) The Bank provides certain executives of the Bank and its affiliates a share-based payment benefit, which is settled in cash according to the requirements of IFRS 2. Accordingly, the Bank measures services received, and liabilities incurred at fair value. Until settlement of the liability, the Bank determines the liability's fair value at the end of each reporting period and on the settlement date, with any fair value changes recognized in the period results. Pension plan The Bank has an additional benefit available to its senior executives, consisting of a pension plan with funds to provide for a better complementary pension upon retirement. In this respect, the Bank will complement the voluntary contributions made by beneficiaries for their future pension with an equal contribution. Executives shall earn the right to receive this benefit only if they meet the following concurrent conditions: a. Aimed at the Group's senior management. b. The general requirement for eligibility is to be still employed when they are 60 years old. c. The Bank will contract a mixed collective insurance policy (life and savings) for each executive, with the contracting party and beneficiary being the Group company to which the executive belongs. In the event of termination of the employment relationship between the executive and the respective company before meeting the conditions described above, no entitlement shall accrue to them under this benefit plan. Exceptionally, in the event of the manager's death or their total or partial disability, the manager or their heirs shall be entitled to receive this benefit as the case may be. The Bank will contribute to this benefit plan based on mixed group insurance policies, the beneficiary of which is the Bank. The life insurance company with which these policies are contracted is unrelated to the Bank or any other Group company. The Bank's entitlements under the plan as of December 31, 2025, and 2024 amounted to Ch$3,462 y Ch$4,107 million, respectively. The Bank has quantified the amounts of the defined benefit obligations based on the following criteria: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 159

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued Calculation method: The projected unit credit method is used, which considers each year of service as generating an additional unit of benefit entitlement and values each unit separately. It is calculated according to the fund contribution that considers as the main parameters the factors related to the legal annual pension ceiling, the years of service, age and annual income of each unit valued individually. Actuarial assumptions used: Actuarial assumptions regarding demographic and financial variables are unbiased and mutually compatible. The most significant actuarial assumptions considered in the calculations were: The assets related to the savings fund contributed by the Bank to Compañía de Seguros Zurich, for defined benefit plans, are presented net of the associated obligations. The assumptions used correspond to. Post-Employment Plans As of December 31, 2025 2024 Mortality chart RV-2014 RV-2014 Termination of contract rate 5.0% 5.0% Disability chart PDT 1985 PDT 1985 The movement in the period for post-employment benefits is as follows:   As of December 31, 2025 2024 Ch$mn Ch$mn Assets for defined post-employment benefits 3,462 4,107 Commitments for defined benefit plans With active personnel (2,769) (3,138) Caused by inactive personnel - - Minus: Unrecognized actuarial (gains) losses - - Balances at the end of the period 693 969 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 160

NOTE 37 - EXPENSES FROM OBLIGATIONS TO EMPLOYEES, continued The period cash flow for post-employment benefits is as follows:   As of December 31, 2025 2024 Ch$mn Ch$mn Fair value of plan assets Balance at the beginning of the period 4,107 5,260 Expected return on insurance contracts 151 574 Employer contributions 1,277 1,308 Actuarial (gains) losses - - Premiums paid - - Benefits paid (2,073) (3,035) Fair value of plan assets at the end of the period 3,462 4,107 Present value of obligations Present value of the obligations at the beginning of the period (3,138) (5,027) Net incorporation of companies into the Group - - Current period service costs 283 1,889 Reduction/settlement effects - - Benefits paid - - Past service costs - - Actuarial (gains) losses - - Other movements 86 - Present value of obligations at the end of the period (2,769) (3,138) Net balance at the end of the period 693 969 Expected performance of the Plan:   As of December 31, 2025 2024 Expected rate of return on plan assets UF + 2.50% per year UF + 2.50% per year Expected rate of return on redemption rights UF + 2.50% per year UF + 2.50% per year Costs related to the Plan:   As of December 31, 2025 2024 Ch$mn Ch$mn Current period service costs 283 1,889 Interest cost - - Expected return on plan assets 151 574 Extraordinary allocations - - Actuarial (gains)/losses recorded in the period - - Past service cost - - Other - - Total 434 2,463 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 161

NOTE 38 - ADMINISTRATIVE EXPENSE As of December 31, 2025, and 2024, Administrative Expenses is composed of the following items:   As of December 31,   2025 2024   Ch$mn Ch$mn General administrative expenses (224,596) (215,309) Expenses for short-term lease agreements (16,203) (18,558) Expenses for low-value leases - - Other expenses for lease obligations (55) (31) Maintenance and repair of fixed assets (23,941) (26,478) Insurance premiums except to cover operational risk events (5,091) (5,854) Office Supplies (5,524) (4,267) IT and communication expenses (117,232) (99,902) Lighting, heating, and other utilities (6,529) (5,652) Security and valuables transport services (16,049) (20,914) Representation and personnel travel expenses (4,067) (2,901) Judicial and notarial expenses (1,245) (1,446) Fees for review and audit of the financial statements by the external auditor (2,229) (2,032) Fees for advisory and consultancy services provided by the external auditor (98) - Fees for advisory and consultancy services provided by other audit firms (202) (158) Fees for securities classification - - Fees for other technical reports (5,105) (6,314) Fines applied by the FMC - (15) Fines applied by other bodies - - Other general administrative expenses (21,026) (20,787) Outsourced services (119,293) (102,594) Data processing (67,634) (48,017) Technology development, certification and technology testing service (1,411) (4,290) External human resources management and external staffing service - (73) Valuation service - - Call Centre service for sales, marketing, quality control and customer service - - External collection service (317) (294) Outsourced ATM management and maintenance services (248) (531) External cleaning service, catering, custody of files and documents, furniture and equipment storage. (3,718) (3,724) Product sales and distribution services - - External credit appraisal service (3,004) (4,773) Other outsourced services (42,961) (40,892) Board expenses (1,796) (1,794) Remuneration of the Board of Directors (1,796) (1,794) Other Board Expenses - - Marketing expenses (21,103) (23,262) Taxes, contributions, fees (20,817) (23,472) Real estate taxes (2,266) (3,801) Licenses (1,852) (2,255) Other taxes (187) (1) Regulatory oversight contributions (16,512) (17,415) Other legal charges - - Total (387,605) (366,431) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 162

NOTE 39 - DEPRECIATION AND AMORTIZATION The amounts corresponding to depreciation and amortization expenses as of December 31, 2025, and 2024 are detailed below:   As of December 31,   2025 2024   Ch$mn Ch$mn Amortization of intangible assets (47,855) (52,982) Depreciation of fixed assets (48,579) (48,280) Depreciation and amortization of assets for rights to use assets in leases (38,725) (40,173) Total Depreciation and Amortization (135,159) (141,435) The reconciliation between the book values and the balances as of December 31, 2025, and 2024, is as follows: Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 (473,998) (342,198) (216,325) (1,032,521) Depreciation and amortization charges for the period (48,579) (47,855) (38,725) (135,159) Disposals and sales for the period 48,573 - 20,133 68,706 Impairment - 5,738 - 5,738 Other - - - - Balance as of December 31, 2025 (474,004) (384,315) (234,917) (1,093,236) Depreciation and amortization Fixed assets Intangible assets Right-of-use leased assets Total Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 (440,627) (281,249) (198,794) (920,670) Depreciation and amortization charges for the period (48,280) (52,982) (40,173) (141,435) Disposals and sales for the period 14,826 - 22,849 37,675 Impairment - - - - Other 83 (7,967) (207) (8,091) Balance as of December 31, 2024 (473,998) (342,198) (216,325) (1,032,521) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 163

NOTE 40 - IMPAIRMENT OF NON-FINANCIAL ASSETS The amounts corresponding to impairment charges to income as of December 31, 2025, and 2024 are detailed below: As of December 31,   2025 2024   Ch$mn Ch$mn Impairment of investments in companies - - Impairment of intangible assets (3,726) (254) Impairment of fixed assets (21) - Impairment of assets for the right to use leased assets - (1,041) Impairment of other assets for investment properties - - Impairment of other assets due to income from ordinary activities generated by contracts with customers - - Acquisition gain through a business combination on highly advantageous terms - - Total (3,747) (1,295) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 164

NOTE 41 - CREDIT LOSS EXPENSES The movement to December 31, 2025, and 2024, in credit loss expense is summarized as follows: 1. The breakdown of credit loss expenses as of December 31, 2025, and 2024, is as follows: As of December 31, Summary of loan loss expense in the period 2025 2024 Ch$mn Ch$mn Provision expense for loans and receivable credit risk (855,731) (675,794) Special provisions expense for credit risk 94,269 (3,359) Recovery of previously charged-off loans 192,640 153,944 Impairment for credit risk of other financial assets not measured at fair value through profit or loss (3,950) (622) Total (572,772) (525,831) 2. The flow of provision expenses established for credit risk and credit loss expenses on loans as of December 31, 2025, and 2024, is as follows: Summary of Provision expenses related to credit risk and credit loss expense -As of December 31, 2025 Loan loss provision expenses in the period     Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group(Ch$mn) Interbank loans Provisions established (200) - - - - (200) - (200) Provision released 113 - - - - 113 - 113 Subtotal (87) - - - - (87) - (87) Commercial loans Provisions established (38,406) (61,544) (48,667) (162,076) (219,836) (530,529) (749) (531,278) Provision released 36,663 56,298 15,898 71,456 20,178 200,493 2,862 203,355 Subtotal (1,743) (5,246) (32,769) (90,620) (199,658) (330,036) 2,113 (327,923) Mortgage loans Provisions established - (5,459) - - (89,655) (95,114) - (95,114) Provision released - 4,369 - - 4,754 9,123 - 9,123 Subtotal - (1,090) - - (84,901) (85,991) - (85,991) Consumer loans Provisions established - (154,586) - - (362,840) (517,426) - (517,426) Provision released - 55,709 - - 19,987 75,696 - 75,696 Subtotal - (98,877) - - (342,853) (441,730) - (441,730) Provision expense for loans and receivable credit risk (1,830) (105,213) (32,769) (90,620) (627,412) (857,844) 2,113 (855,731) Recovery of previously charged- off loans Interbank loans - Commercial loans 87,782 Residential mortgage loans 59,271 Consumer loans 45,587 Subtotal 192,640 Total (663,091) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 165

NOTE 41 - CREDIT LOSS EXPENSES, continued Summary of Provision expenses related to credit risk and credit loss expense -As of December 31, 2024 Loan loss provision expenses in the period Normal portfolio Substandard Portfolio Impaired portfolio Subtotal FOGAPE Covid-19 guarantee deductible Assessment Assessment Assessment Total Individual Group Individual Individual Group (Ch$mn) Interbank loans Provisions established (118) – – – – (118) – (118) Provision released 213 – – – – 213 – 213 Subtotal 95 – – – – 95 – 95 Commercial loans Provisions established (36,809) (22,365) (23,280) (118,962) (162,598) (364,014) (14) (364,028) Provision released 7,252 16,121 17,131 30,390 31,538 102,432 5,875 108,307 Subtotal (29,557) (6,244) (6,149) (88,572) (131,060) (261,582) 5,861 (255,721) Mortgage loans Provisions established – (3,430) – – (79,976) (83,406) – (83,406) Provision released – 1,317 – – 25,498 26,815 – 26,815 Subtotal – (2,113) – – (54,478) (56,591) – (56,591) Consumer loans Provisions established – (11,021) – – (379,851) (390,872) – (390,872) Provision released – 10,863 – – 16,432 27,295 – 27,295 Subtotal – (158) – – (363,419) (363,577) – (363,577) Provision expense for loans and receivable credit risk (29,462) (8,515) (6,149) (88,572) (548,957) (681,655) 5,861 (675,794) Recovery of previously charged- off loans Interbank loans – Commercial loans 72,710 Residential mortgage loans 45,486 Consumer loans 35,748 Subtotal 153,944 Total (521,850) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 166

NOTE 41 - CREDIT LOSS EXPENSES, continued The balances of special provisions for credit risk expenses as of December 31, 2025, and 2024, is as follows: As of December 31, Summary of special provisions expense related to credit risk for the period 2025 2024 Ch$mn Ch$mn Provision expense for contingent loans (19,607) (3,385) Interbank loans – – Commercial loans 2,476 (2,583) Consumer loans (22,083) (802) Provisions expense for local risk in operations with foreign debtors (26) 26 Special provisions expense for foreign loans – – Additional provisions expense for loans 113,902 – Commercial loans 20,000 – Residential mortgage loans – – Consumer loans 93,902 – Provision expense for minimum required provision adjustments related to normal and individual portfolio assessment – – Provisions expense for credit risk due to additional prudential requirements – – Total 94,269 (3,359) Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 167

NOTE 42 - RESULTS FROM DISCONTINUED OPERATIONS The Bank currently has no results from discontinued operations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 168

NOTE 43 - TRANSACTION WITH RELATED PARTIES The Bank's "related parties" include, in addition to its subsidiaries and associates, "key personnel" of the Bank's Management (members of the Bank's Board of Directors and Managers of Banco Santander-Chile and its affiliates, along with their close relatives), as well as entities over which key personnel may exercise significant influence or control. Additionally, the Bank has considered the various companies that form part of the Santander Group worldwide as related parties, with the understanding that they all have a common parent company, namely Banco Santander S.A. (based in Spain). Article 89 of the Chilean Corporation Law, which also applies to banks, establishes that any transaction with a related party must be carried out under fair conditions, similar to those normally prevailing in the market. Furthermore, Article 84 of the General Banking Law establishes limits loans that may be granted to related parties and prohibits granting loans to the Bank's directors, general manager, or general representatives. The Bank's transactions with its related parties are listed below. For ease of understanding, we have divided the information into four categories: Santander Group Companies This category includes all companies belonging to the Santander Group worldwide, and therefore also includes those companies over which the Bank exercises some degree of control (subsidiary and special-purpose entities). Associated Companies This category includes those entities where the Bank, as indicated in Note 01 b) of these Consolidated Financial Statements, exercises some degree of significant influence over them. These entities, in general, correspond to the so-called "business support companies." Key Personnel This category includes members of the Bank's Board of Directors and executives of Banco Santander-Chile and its affiliates, along with their close relatives. It takes into account the limitations imposed by Chapter 12-12 of the UCBR. Other This category includes related parties not included in the groups described above and, in general, those entities over which key personnel may exercise significant influence or control. The terms of transactions with related parties are equivalent to those found in arm's-length transactions, or the corresponding in- kind compensation has been allocated. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 169

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued a. Loans with related parties The movement of loans and receivables, as well as contingent loans with to related entities, as of December 31, 2025 and 2024 are shown below: As of December 31, As of December 31,   2025 2024   Group companies Associated companies Key personnel Other Group companies Associated companies Key personnel Other   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Loans and receivables Commercial loans 954,031 7 2,360 752,827 922,232 23,570 2,557 875 Mortgage loans - - 31,860 - - - 33,179 - Consumer loans - - 3,471 - - - 3,729 - Loans and receivables 954,031 7 37,691 752,827 922,232 23,570 39,465 875 Provision for loan losses (917) - (361) (1,539) (809) (28) (498) - Net loans 953,114 7 37,330 751,288 921,423 23,542 38,967 875 Guarantee - - - - 1,031 - 31,489 110 Contingent loans Guarantees and sureties - - - - - - - - Letters of credit - - - - 9,787 - - - Transactions with contingent events 30,295 - - 973 20,313 - - 394 Contingent loans 30,295 - - 973 30,100 - - 394 Provisions for contingent loans (25) - - (25) (21) - - (8) Net contingent loans 30,270 - - 948 30,079 - - 386   As of December 31, As of December 31,   2025 2024   Group companies Associated companies Key personnel Other Group companies Associated companies Key personnel Other   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Balance as of January 1, 952,332 23,570 39,465 1,269 752,817 49,284 39,469 1,321 Loans granted 75,748 7 10,209 769,292 274,130 4,025 13,638 90 Loans paid (43,754) (23,570) (11,983) (16,761) (74,615) (29,739) (13,642) (142) Total 984,326 7 37,691 753,800 952,332 23,570 39,465 1,269 (*) As of December 31, 2025 and 2024 loans corresponding to group companies outside the scope of consolidation amounted to Ch$234,331 million and Ch$209,358 million, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 170

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued b. The assets and liabilities for related party transactions as of December 31, 2025 and 2024, are as follows: Assets and liabilities from transactions with related parties Types of assets and liabilities held with related parties As of December 31, 2025 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 92,598 – – – Repurchase agreements and securities lending 112,976 – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 960,521 20,155 – – Other assets 664,461 812,210 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,282,113 16,830 – 15,043 Financial liabilities at amortized cost Deposits and other demand liabilities 28,885 1,403 5,215 67,338 Time deposits and other term equivalents 200,929 – 5,139 12,760 Obligations under repurchase and securities lending agreements 187,074 – 196,411 – Interbank borrowing 119,089 – – – Debt and regulatory capital financial instruments issued 876,075 – – – Other liabilities 108,084 684,448 – – Types of assets and liabilities held with related parties As of December 31, 2024 (Ch$mn) Type of related party Group companies Associated companies Key personnel Other ASSETS Cash and deposits in banks 162,452 – – – Repurchase agreements and securities lending – – – – Financial assets held for trading at fair value through profit or loss Derivative contracts 1,120,543 11,134 – – Other assets 885,307 686,884 – – LIABILITIES Financial liabilities held for trading at fair value through profit or loss Derivative contracts 1,757,184 13,143 – – Financial liabilities at amortized cost Deposits and other demand liabilities 28,446 1,007 3,260 407 Time deposits and other term equivalents 140,475 – 4,996 69 Obligations under repurchase and securities lending agreements 265,474 – – – Interbank borrowing 85,325 – – – Debt and regulatory capital financial instruments issued 941,320 – – – Other liabilities 236,998 664,461 – – Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 171

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued c. Income and expenses from related party transactions Type of income and expenses from related party transactions as of December 31, 2025 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (21,891) 119 1,854 507 Commission and service income and expenses 208,204 (40,746) 181 8,623 Net financial results (*) (253,437) (23,732) - - Other operating income and expenses 21,210 (383) - - Remuneration and expenses of key personnel - - (47,241) - Administrative and other expenses (109,924) (4,837) - - (*) This item mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Type of income and expenses from related party transactions as of December 31, 2024 Group companies Associated companies Key personnel Other (Ch$mn) Interest and adjustment income and expenses (9,081) 2,581 2,133 71 Commission and service income and expenses 170,996 (63,150) 208 21 Net financial results (*) 329,701 134,224 - - Other operating income and expenses 3,755 (588) - - Remuneration and expenses of key personnel - - (41,598) - Administrative and other expenses (123,221) (4,677) - - (*) This item mainly corresponds to derivative contracts used to hedge the exchange rate risk of the assets and liabilities that cover the positions of the Bank and its affiliates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 172

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued d. Individual transactions in the period with related parties that are legal entities, which do not correspond to usual operations performed with Bank's customers and individual transactions that involve transfer of resources, services or obligations according to paragraph 9 of IAS24 greater than UF 2,000, are shown below: As of December 31, 2025 Country of residence Nature of the relationship with the Bank Description of the transaction Transactions with mutual independence between the parties Effect on the income statement Effect on the balance sheet Company name Type of service Term Renewal conditions Revenues Ch$mn Expenses Ch$mn Receivables Ch$mn Payables Ch$mn Banco Santander, S.A. Spain Group Consulting Services Monthly As contracted Yes 5 19,095 - 656 Santander Back-Offices Globales Mayoristas, S.A. Spain Group Back Office services Monthly As contracted Yes – 3,496 - - Santander Chile Holding S.A. Chile Group Leases Monthly As contracted Yes 233 – 4 - Santander Factoring S.A. Chile Group Leases, Custody and Portal Monthly As contracted Yes 39 395 20 66 Bansa Santander S.A. Chile Group Leases and Other Monthly As contracted Yes 4 87 - 0 Gesban Santander Servicios Profesionales Contables Limitada Chile Group Accounting Services Monthly As contracted Yes 60 (118) - 134 Santander Global Services, S.L. Spain Group Consulting services Monthly As contracted Yes – 609 - 0 Santander Investment Chile Limitada Chile Group Leases Monthly As contracted Yes – 5,141 12 336 Santander Global Technology and Operations Chile limitada Chile Group IT Services Monthly As contracted Yes 178 7,637 2 9,088 Universia Chile S.A. Chile Group Institutional Services Monthly As contracted Yes 8 446 - - Aquanima Chile S.A. Chile Group Procurement Services Monthly As contracted Yes – 1,067 - - Santander Asset Management S.A. Administradora General de Fondos Chile Group Leases and Other Monthly As contracted Yes 693 85 9,976 21 Centro de Compensación Automatizado S.A. Chile Associated Derivatives clearing Monthly As contracted Yes – 3,453 - - Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. Chile Associated Card operator Monthly As contracted Yes – 600 - - Zurich Santander Seguros Generales Chile S.A. Chile Associated Channel Usage Services Monthly As contracted Yes 122 – 1,452 - Santander Banca de Inversión Colombia, S.A.S. Colombia Group Consulting services Monthly As contracted Yes – 291 - - F1rst Tecnologia e Inovação Ltda. Brazil Group IT Services and Service Desk Monthly As contracted Yes – 8,783 - - Open Digital Services, S.L. Spain Group IT services Monthly As contracted Yes – 4,141 - - Santander Global Technology and Operations, S.L. Unipersonal Spain Group IT services Monthly As contracted Yes – 53,843 - - PagoNxt Payments Services, S.L. Spain Group Digital payments Monthly As contracted Yes – 751 - - Santander Global Cards & Digital Solutions, S.L. Spain Group Consulting services Monthly As contracted Yes – 2,316 - - Klare Corredora de Seguros S.A. Chile Group Leases Monthly As contracted Yes 9 274 1 - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 173

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued As of December 31, 2024 Country of residence Nature of the Relationshi p with the Bank Description of the transaction Transactions with mutual independence between the parties Effect on the income statement Effect on the balance sheet Company name Type of service Term Renewal conditions Revenues Ch$mn Expenses Ch$mn Receivables Ch$mn Payables Ch$mn Banco Santander, S.A. Spain Group Consulting Services Monthly As contracted Yes - 21,898 - 1,264 Santander Back-Offices Globales Mayoristas, S.A. Spain Group Back Office services Monthly As contracted Yes - 3,554 - - Santander Chile Holding S.A. Chile Group Leases Monthly As contracted Yes 266 - 1 - Santander Factoring S.A. Chile Group Leases, Custody and Portal Monthly As contracted Yes 44 412 20 103 Bansa Santander S.A. Chile Group Leases and Other Monthly As contracted Yes 4 83 - - Gesban Santander Servicios Profesionales Contables Limitada Chile Group Accounting Services Monthly As contracted Yes 57 762 - - Santander Global Services, S.L. Unipersonal Spain Group Consulting services Monthly As contracted Yes - 643 - - Santander Investment Chile Limitada Chile Group Leases Monthly As contracted Yes - 4,925 3 310 Santander Global Technology and Operations Chile limitada Chile Group IT Services Monthly As contracted Yes - 372 - 14 Universia Chile S.A. Chile Group Institutional Services Monthly As contracted Yes 7 435 - 84 Aquanima Chile S.A. Chile Group Procurement Services Monthly As contracted Yes - 1,904 - 351 Santander Asset Management S.A. Administradora General de Fondos Chile Group Leases and Other Monthly As contracted Yes - 483 9,335 81 Centro de Compensación Automatizado S.A. Chile Associated Derivatives clearing Monthly As contracted Yes - 3,501 - - Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. Chile Associated Card operator Monthly As contracted Yes - 733 - - Zurich Santander Seguros Generales Chile S.A. Chile Associated Channel Usage Services Monthly As contracted Yes 187 - 1,883 - F1rst Tecnologia e Inovação Ltda. Brazil Group IT Services and Service Desk Monthly As contracted Yes - 26,816 - - Santander Global Technology and Operations, S.L. Unipersonal Spain Group IT services and Ops, Monthly As contracted Yes - 57,379 132 - PagoNxt Trade Services, S.L. Spain Group Digital payments Monthly As contracted Yes - 620 - - Klare Corredora de Seguros S.A. Chile Group Leases Monthly As contracted Yes 78 - 267 - Universia Holding, S.L. Spain Group Institutional Services Monthly As contracted Yes - 77 - - Santander Global Cards & Digital Solutions, S.L. Spain Group Institutional Services Monthly As contracted Yes - 515 - - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 174

NOTE 43 - TRANSACTION WITH RELATED PARTIES, continued Payments to the Board of Directors and key personnel of the Bank’s Management and its subsidiaries The remunerations received by key management personnel, including members of the Bank's Board of Directors and Banco Santander-Chile managers, are presented under the item "Remuneration and personnel expenses" and/or "Administrative expenses" in the Consolidated Financial Statements, and correspond to the following categories:   As of December 31,   2025 2024   Ch$mn Ch$mn Salaries 21,894 21,652 Remuneration of the Board of Directors 1,796 1,794 Bonuses 19,938 17,814 Stock-based compensation 1,805 (825) Seniority compensation 818 15 Health funds 411 393 Other personnel costs funds 579 755 Total 47,241 41,598 Composition of the Board of Directors and key management personnel of the Bank and its subsidiaries As of December 31, 2025 2024 Directors 11 11 Managers 124 125 Total 135 136 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 175

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e., an exit price), regardless of whether that price is directly observable or estimated using another valuation technique. Fair value measurement assumes that the sale of the asset or transfer of the liability occurs in the principal market for the asset or liability or in the most advantageous market for the asset or liability. For financial instruments without available market prices, fair values have been estimated using recent transactions in similar instruments or, if not possible, current values or other valuation techniques based on mathematical valuation models sufficiently tested by the international financial community. When using these models, the specific characteristics of the asset or liability being valued are taken into account, and in particular, the different types of risks associated with the asset or liability. These techniques are inherently subjective and significantly affected by the assumptions used, including the discount rate, estimates of future cash flows, and prepayment assumptions. Therefore, estimated fair value of an asset or liability not exactly matching the price at which the asset or liability could be delivered or settled at the valuation date and may not be justified by comparison with independent markets. Determination of the fair value of financial instruments The following table shows a comparison between the book value of the Bank's financial assets and liabilities and their corresponding fair values as of December 31, 2025 and 2024: As of December 31, 2025 As of December 31, 2024 Book value Fair value Book value Fair value   Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,594,405 11,594,405 12,639,097 12,639,097 Financial derivatives contracts 10,879,777 10,879,777 12,309,770 12,309,770 Debt financial instruments 714,628 714,628 329,327 329,327 Financial assets at fair value through other comprehensive income 3,889,952 3,889,952 2,762,388 2,762,388 Debt financial instruments 3,598,366 3,598,366 2,687,485 2,687,485 Other financial instruments 291,586 291,586 74,903 74,903 Financial derivative contracts for hedge accounting 261,192 261,192 843,628 843,628 Debt financial instruments at amortized cost 45,544,899 46,090,804 45,438,590 45,968,208 Rights for repurchase agreements and securities loans 427,983 428,483 153,087 153,087 Debt financial instruments 5,525,242 5,593,724 5,176,005 5,207,697 Interbank loans and receivables from clients 39,591,674 40,068,597 40,109,498 40,607,424 Guarantees provided for derivative financial transactions 2,075,671 2,075,671 1,847,101 1,847,101 Liabilities Financial liabilities held for trading at fair value through profit or loss 10,587,308 10,587,308 12,155,024 12,155,024 Financial derivatives contracts 10,587,308 10,587,308 12,155,024 12,155,024 Financial derivative contracts for hedge accounting 912,716 912,716 898,394 898,394 Financial liabilities at amortized cost 47,260,235 47,809,603 46,911,664 46,982,469 Deposits and other demand liabilities 14,075,590 14,075,590 14,260,609 14,260,609 Time deposits and other term equivalents 16,493,783 16,678,683 17,098,625 17,249,068 Obligations under repurchase agreements and securities lending 2,755,243 2,836,063 276,588 276,588 Interbank borrowing 3,434,237 3,564,731 4,337,947 4,357,838 Debt and regulatory capital financial instruments issued 10,277,061 10,430,215 10,737,354 10,637,825 Other financial liabilities 224,321 224,321 200,541 200,541 Guarantees received for financial derivative transactions 1,541,061 1,541,061 1,832,345 1,832,345 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 176

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value approximates carrying amount in the following items, due to their short-term nature, in the case of: cash, bank deposits, and transactions in the process of settlement. Additionally, the fair value estimates presented above do not attempt to quantify the value of the Bank’s earnings generated by its business or future activities, and therefore do not represent the value of the Bank as a going concern. Below is a description of the methods used to estimate the fair value of financial instruments. 1. Debt financial instruments The estimated fair value of these financial instruments was established using market values or estimates from a readily available dealer or quoted market prices for similar financial instruments. The investments are valued at book (as recorded) value because they are not considered to have a fair value significantly different from their recorded value. Additional variables and elements (where applicable) were considered in estimating the fair value of debt investments, including estimates of prepayment rates and the issuers' credit risk. 2. Loans and receivables from clients and Interbank loans The fair value of commercial loans, mortgage loans, credit cards, and consumer loans is measured using discounted cash flow analysis. For this purposes, prevailing market interest rates are used, taking into account the product, term, amount, and similar credit quality. The fair value of loans with a past due period of 90 days or more is measured using the market value of the associated collateral, discounted at the rate and expected maturity. For variable-rate loans with frequently changing interest rates (monthly or quarterly) and not subject to significant credit risk, the estimated fair value is based on their carrying amount. The carrying amounts and fair values are presented net of provisions for credit risk. 3. Deposit and other demand obligations The disclosed fair value of non-interest-bearing deposits and savings accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. The fair value of time deposits is calculated using the discounted cash flow method, which applies current interest rates currently offered to a schedule of monthly maturities expected in the market. 4. Short- and long-term debt instruments issued The fair value of these financial instruments is calculated using discounted cash flow analysis based on current incremental borrowing rates for similar types of loan agreements with similar maturities. 5. Financial derivatives and accounting hedging contracts The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount that the Bank determines as the exit price in accordance with IFRS 13. If there are no quoted market prices (direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated using valuation models and techniques such as Black-Scholes, Hull and Monte Carlo simulations and considering relevant inputs such as option volatility, observable correlations between underlying assets, counterparty credit risk, implied price volatility, speed with which volatility reverts to its mean value, linear relationship (correlation) between the value of a variable. Fair value measurement and hierarchy IFRS 13, "Fair Value Measurement," establishes a fair value hierarchy that segregates the inputs and/or assumptions of valuation techniques used to measure the fair value of financial instruments. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to measurements that involve significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 177

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued • Level 1: Inputs are quoted (unadjusted) prices in active markets for identical assets and liabilities for which the Bank has access at the measurement date. • Level 2: Inputs other than quoted prices included in Level 1 that are observable for assets or liabilities, directly or indirectly. • Level 3: Unobservable inputs for the asset or liability. The estimated fair value of the foreign exchange forward contracts was calculated using quoted market prices for financial instruments with similar characteristics. The fair value of interest rate swaps represents the estimated amount the Bank expects to receive or pay to terminate the contracts or agreements, taking into account the term structures of the interest rate curve, volatility of the underlying asset, and the credit risk of the counterparties. In cases where quotations cannot be observed, management makes its best estimate of the market price using its own internal models, which, in most cases, use data based on observable market parameters as significant inputs (Level 2) and, in limited cases, use significant inputs that are not observable in market data (Level 3). Various techniques are used to arrive at this estimate, including extrapolation of observable market data. Financial instruments at fair value and determined by published quotes in active markets (Level 1) include: • Instruments of the Chilean Central Bank and the General Treasury of the Republic. • Foreign instruments issued. • Mutual funds. If the instruments are not 100% market-observable, however, the price is a function of other prices that are market-observable (Level 2). The following financial instruments are classified as Level 2: Type of financial instrument Valuation model used Description Private bonds Present value of cash flows Internal rates of return ("IRRs") are provided by independent pricing source service entity according to the following criterion: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic data on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on information from historical spreads of the same or similar documents. Time deposits Present value of cash flows Internal rates of return ("IRRs") are provided by independent pricing source service entity according to the following criterion: On the valuation day, if there are one or more valid transactions in the Santiago Stock Exchange for a given mnemonic code, the reported rate is the weighted average of said rates. If there are no valid transactions for a given mnemonic code on the valuation day, the reported rate is an 'IRR baseline' from a reference structure plus a 'Model Spread' based on the 'Issuer curves'. Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) Present value of cash flows Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method, and then this curve is used to value the various derivatives. FX Options Black-Scholes Formula adjusted by the volatility smile (implied volatility). BGC Partners provide prices (volatilities) according to the following criteria: The volatility surface is built through interpolation using published market prices, and these volatilizes are then used to value the options. Guarantees for threshold transactions, guarantee deposits Present value of cash flows Transactions related to derivatives contracts such as Constant Maturity Swap (CMS), Forward FX and Inflation, Cross Currency Swap (CCS), Interest Rate Swap (IRS) and FX Options. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 178

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued In limited cases, unobservable inputs are used in market data (Level 3). Various techniques are used to perform this estimation, including extrapolation of observable market data or a mix of observable data. The following financial instruments are classified as Level 3: Type of financial instrument Valuation model used Description Caps/Floors/Swaptions Black Normal model for Cap/Floors and Swaptions There is no observable input of implied volatility. Black-Scholes There is no observable input of implied volatility. Hull-White Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implied volatility. Implicit Forward Rate Agreement (FRA) Start Fwd is unsupported by Murex (platform) due to the UF forward estimate. CCS, IRS, CMS in Active Bank Rate (TAB) Present value of cash flows Valuation obtained using yield curve interpolating to maturity of flows. Nevertheless, TAB is not a directly observable variable nor correlated to any market input. Present value of cash flows Valuation using prices of instruments with similar characteristics plus a liquidity charge-off rate. CCS (maturities over 30 years) Present value of cash flows Rates (IRR) are provided by ICAP, GFI, Tradition and Bloomberg according to the following criteria: The published market prices are used to construct the valuation curve using the bootstrapping method and then this curve is used to value the various derivatives. Receivables accounts valued at fair value Present value of cash flows Measured by discounting the estimated cash flow using the interest rate of the new contracts. Mortgage bonds Present value of cash flows The rates (IRR) are provided by RiskAmérica according to the following criteria: If on the valuation date there is one or more valid transactions on the Santiago Stock Exchange for a specific security code, the reported rate is the weighted average (by amount) of the observed rates. If there are no valid transactions for a given security code on the valuation date, the reported rate is a "base IRR" derived from a reference curve, plus a "Model Spread" based on historical spread data for the same instrument or similar ones. The Bank estimates that any changes in unobservable criteria for instruments classified at Level 3 would not result in significant differences in the fair value measurement. The following table presents the assets and liabilities that are measured at fair value on a recurring basis: Fair value measurements As of December 31, 2025 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 11,594,405 714,628 10,874,986 4,791 Financial derivatives contracts 10,879,777 – 10,874,986 4,791 Debt financial instruments 714,628 714,628 – – Financial assets at fair value through other comprehensive income 3,889,952 3,594,882 – 295,070 Debt financial instruments 3,598,366 3,594,882 – 3,484 Other financial instruments 291,586 – – 291,586 Financial derivative contracts for hedge accounting 261,192 – 261,192 – Guarantee money deposits 2,075,671 – 2,075,671 – Total 17,821,220 4,309,510 13,211,849 299,861 Liabilities Financial liabilities held for trading at fair value through profit or loss 10,587,308 – 10,587,308 – Financial derivatives contracts 10,587,308 – 10,587,308 – Financial derivative contracts for hedge accounting 912,716 – 912,716 – Guarantees for threshold operations 1,541,061 – 1,541,061 – Total 13,041,085 – 13,041,085 – Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 179

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial assets held for trading at fair value through profit or loss 12,639,097 329,327 12,304,162 5,608 Financial derivatives contracts 12,309,770 – 12,304,162 5,608 Debt financial instruments 329,327 329,327 – – Financial assets at fair value through other comprehensive income 2,762,388 2,682,479 – 79,909 Debt financial instruments 2,687,485 2,682,479 – 5,006 Other financial instruments 74,903 – – 74,903 Financial derivative contracts for hedge accounting 843,628 – 843,628 – Guarantee money deposits 1,847,101 – 1,847,101 – Total 18,092,214 3,011,806 14,994,891 85,517 Liabilities Financial liabilities held for trading at fair value through profit or loss 12,155,024 – 12,155,021 3 Financial derivatives contracts 12,155,024 – 12,155,021 3 Financial derivative contracts for hedge accounting 898,394 – 898,394 – Guarantees for threshold operations 1,832,345 – 1,832,345 – Total 14,885,763 – 14,885,760 3 The following tables present the assets and liabilities that are not measured at fair value on a recurring basis: Fair value measurements As of December 31, 2025 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 428,483 - - 428,483 Debt financial instruments 5,593,724 5,593,724 - - Interbank loans and receivables from clients 40,068,597 - - 40,068,597 Total 46,090,804 5,593,724 - 40,497,080 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 14,075,590 - - 14,075,590 Time deposits and other term equivalents 16,678,683 - 16,678,683 - Obligations under repurchase agreements and securities lending 2,836,063 - 2,836,063 - Interbank borrowing 3,564,731 - 3,564,731 - Debt and regulatory capital financial instruments issued 10,430,215 - 10,430,215 - Other financial liabilities 224,321 - - 224,321 Total 47,809,603 - 33,509,692 14,299,911 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 180

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Fair value measurements As of December 31, 2024 Level 1 Level 2 Level 3 Ch$mn Ch$mn Ch$mn Ch$mn Assets Debt financial instruments at amortized cost Rights for repurchase agreements and securities loans 153,087 0 153,087 - Debt financial instruments 5,207,697 5,207,697 - - Interbank loans and receivables from clients 40,607,424 - - 40,607,424 Total 45,968,208 5,207,697 153,087 40,607,424 Liabilities Financial liabilities at amortized cost Deposits and other demand liabilities 14,260,609 - - 14,260,609 Time deposits and other term equivalents 17,249,068 - 17,249,068 - Obligations under repurchase agreements and securities lending 276,588 - 276,588 - Interbank borrowing 4,357,838 - 4,357,838 - Debt and regulatory capital financial instruments issued 10,637,825 - 10,637,601 224 Other financial liabilities 200,541 - - 200,541 Total 46,982,469 - 32,521,095 14,461,374 The fair value of other assets and liabilities approximates their carrying amounts. The methods and assumptions for estimating fair value are defined below: • Loans and amounts owed by credit institutions and customers: Fair value is estimated for groups of loans with similar characteristics. Fair value was measured by discounting the estimated cash flow using the new contract interest rate. First, the future cash flow of the current loan portfolio is estimated using contractual rates, and then the new loans distributed at the risk- free interest rate are incorporated into the (risk-free) yield curve to calculate the loan portfolio at fair value. Regarding behavioral assumptions, it is important to emphasize that a prepayment rate is applied to the loan portfolio, thus providing a more realistic future cash flow: • Deposits and liabilities with banks: The fair value of deposits was calculated by discounting the difference between cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value. • Debt instruments issued and other financial obligations: The fair value of long-term loans was estimated using discounted cash flows at the market interest rate with similar terms and maturities. The valuation techniques used to estimate each level are defined in Note 2. There were no transfers between Levels 1 and 2 as of December 31, 2025 and 2024. The following table presents the Bank's activity for assets and liabilities measured at fair value on a recurring basis using significant unobserved inputs (Level 3) as of December 31, 2025 and 2024: Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2025 85,517 3 Total realized and unrealized profit (loss) Included in profits - - Included in comprehensive income (34,911) - Acquisitions, sales, issuances and liquidations (net) 240,980 - Level transfers 8,275 As of December 31, 2025 299,861 3 Total profit or loss included in profit or loss as of December 31, 2025 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2024 214,344 - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 181

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Assets Liabilities   Ch$mn Ch$mn Balance as of January 1, 2024 105,711 - Total realized and unrealized profit (loss) Included in profit (19) - Included in comprehensive income 5,015 - Acquisitions, sales, issuances and liquidations (net) (35,802) 2 Level transfers 10,612 1 As of December 31, 2024 85,517 3 Total profit or loss included in profit or loss as of December 31, 2024 attributable to the change in unrealized profit (loss) relating to assets or liabilities as of December 31, 2023 (20,194) 3 The internal Local Risk Factor Committee, which meets quarterly, reviews the cases in which transfers between different levels are required. During 2025, the Bank did not reclassify instruments between levels. Realized and unrealized gains (losses) included in income as of December 31, 2025 and 2024 arising from assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3), are recorded in the Consolidated Statements of Income under the caption “Net income from financial operations.” The potential effect as of December 31, 2025 and 2024, on the valuation of assets and liabilities measured at fair value on a recurring basis through significant unobservable inputs (Level 3) that would result from a change in the main assumptions in the case of using other reasonably possible assumptions less or more favorable than those used, is not considered significant for the Bank. The following tables show the financial instruments subject to offsetting according to IAS 32, for 2025 and 2024: Linked financial instruments offset on the balance sheet Remaining balance of financial instruments not linked and/or not subject to offsetting Amount in the statement of financial positionAs of December 31, 2025 Amounts offset on the balance sheet Net amount in the balance sheet Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial derivatives contracts and hedge accounting (*) - 10,907,313 233,656 11,140,969 Repurchase and securities lending contracts - 427,983 - 427,983 Loans and receivables form clients plus interbank loans - - 39,591,674 39,591,674 Total - 11,335,296 39,825,330 51,160,626 Liabilities Financial derivatives contracts and hedge accounting (*) - 11,257,707 242,317 11,500,024 Repurchase and securities lending contracts - 2,755,243 - 2,755,243 Deposits and obligations with banks - - 34,003,610 34,003,610 Total - 14,012,950 34,245,927 48,258,877 (*) In these items there are guarantees for Ch$ 1,985,631 million and Ch$ 1,433,944 million for asset and liability derivatives, respectively. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 182

NOTE 44 - FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES, continued Linked financial instruments offset on the balance sheet Remaining balance of financial instruments not linked and/or not subject to offsetting Amount in the statement of financial positionAs of December 31, 2024 Amounts offset on the balance sheet Net amount in the balance sheet Ch$mn Ch$mn Ch$mn Ch$mn Assets Financial derivatives contracts and hedge accounting (*) - 12,931,746 221,652 13,153,398 Repurchase agreements and securities lending - 153,087 - 153,087 Loans and receivables form clients plus interbank loans - - 40,109,498 40,109,498 Total - 13,084,833 40,331,150 53,415,983 Liabilities Financial derivatives contracts and hedge accounting (*) - 12,732,211 321,207 13,053,418 Repurchase and securities lending contracts - 276,588 - 276,588 Deposits and obligations with banks - - 35,697,181 35,697,181 Total - 13,008,799 36,018,388 49,027,187 (*) In these items there are guarantees for Ch$1,840,673 million, and Ch$1,594,111 million for asset and liability derivatives, respectively. In order to reduce credit exposure in its financial derivatives transactions, the Bank has entered into bilateral collateral agreements with its counterparties, which establish the terms and conditions under which these transactions operate. In generally, collateral (received/delivered) is issued when the net fair value of the financial instruments held exceeds the thresholds defined in the respective contracts. The financial derivative contracts are detailed according to their collateral agreement: As of December 31, 2025 As of December 31, 2024 Financial derivatives contracts and hedge accounting Assets Liabilities Assets Liabilities Ch$mn Ch$mn Ch$mn Ch$mn Derivatives contracts with collateral agreement 1,985,631 1,433,944 1,840,673 1,594,111 Derivatives contracts without collateral agreement 9,155,338 10,066,080 11,312,725 11,459,307 Total financial derivatives 11,140,969 11,500,024 13,153,398 13,053,418 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 183

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES As of December 31, 2025 and 2024, the details of the maturity of financial assets and liabilities according to their remaining terms are as follows: As of December 31, 2025 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets Cash and bank deposits 1,975,644 - - - - - - 1,975,644 Cash in collection process 1,185,633 - - - - - - 1,185,633 Financial assets held for trading at fair value through profit or loss Financial derivative contracts and hedge accounting - 725,018 1,132,620 1,892,284 2,207,019 2,031,532 3,152,496 11,140,969 Debt financial instruments - - 41,834 - 254,684 227,280 190,830 714,628 Financial assets at fair value through other comprehensive income Debt instruments - 180,132 39,849 390,071 1,762,028 961,933 264,353 3,598,366 Loans and account receivable from customers 1,784 8,062 16,124 36,604 55,639 16,972 161,064 296,249 Financial assets at amortized cost Rights under repurchase agreements - 428,146 - - - - - 428,146 Debt financial instruments (1) - - - - 2,594,154 2,603,922 328,311 5,526,387 Interbank loans (2) 68,106 36 36 - - - - 68,178 Loans and account receivable from customers (3) 1,447,642 2,918,149 2,969,942 5,546,646 8,715,192 4,661,794 14,605,337 40,864,702 Guarantee deposits (margin accounts) 2,075,671 - - - - - - 2,075,671 Total financial assets 6,754,480 4,259,543 4,200,405 7,865,605 15,588,716 10,503,433 18,702,391 67,874,573 As of December 31, 2025 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities Cash items in process of being cleared 1,068,216 – – – – – – 1,068,216 Financial liabilities held for trading at fair value through profit or loss Financial derivative contracts and hedge accounting – 789,194 1,274,609 2,113,806 2,414,508 1,745,432 3,162,475 11,500,024 Financial liabilities at amortized cost Deposits and other demand liabilities 14,075,590 – – – – – – 14,075,590 Time deposits and other term equivalents – 7,731,868 3,692,751 4,601,006 435,105 322 32,731 16,493,783 Obligations under repurchase agreements – 2,180,874 574,369 – – – – 2,755,243 Interbank borrowing 28,266 289,677 275,757 1,949,788 659,092 223,890 7,767 3,434,237 Issued debt instruments – 45,980 676,736 1,642,349 1,995,136 1,205,230 2,133,669 7,699,100 Other financial obligations – 224,321 – – – – – 224,321 Obligations for leasing contracts – – – 6,629 14,751 11,276 7,993 40,649 Issued regulatory capital instrument – – – 202,169 124,099 181,378 2,070,315 2,577,961 Guarantees received (margin accounts) 1,541,061 – – – – – – 1,541,061 Total financial liabilities 16,713,133 11,261,914 6,494,222 10,515,747 5,642,691 3,367,528 7,414,950 61,410,185 (1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,145 million. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$107 million. (3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,341,099 million. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 184

NOTE 45 - MATURITY OF FINANCIAL ASSETS AND LIABILITIES ACCORDING TO REMAINING MATURITIES, continued As of December 31, 2024 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets Cash and deposits in banks 2,695,560 – – – – – – 2,695,560 Cash items in process of collection 572,552 – – – – – – 572,552 Financial assets at fair value through profit or loss Financial derivative contracts and hedge accounting – 701,349 748,363 2,088,541 3,378,110 2,105,419 4,131,616 13,153,398 Debt financial instruments – – 642 – 139,231 108,429 81,025 329,327 Financial assets at fair value through other comprehensive income Debt instruments – 696,961 204 504,208 370,657 426,511 688,944 2,687,485 Loans and account receivable from customers 391 2,687 5,374 20,967 27,253 3,689 15,706 76,067 Financial assets at amortized cost Rights under repurchase agreements – 153,135 – – – – – 153,135 Debt financial instruments (1) – – – – 639,842 4,252,887 284,350 5,177,079 Interbank loans (2) 31 31,170 82 – – – – 31,283 Loans and account receivable from customers (3) 797,619 3,457,842 3,065,963 5,530,713 8,692,531 4,710,139 15,037,754 41,292,561 Guarantee deposits (margin accounts) 1,847,101 – – – – – – 1,847,101 Total financial assets 5,913,254 5,043,144 3,820,628 8,144,429 13,247,624 11,607,074 20,239,395 68,015,548 As of December 31, 2024 On demand Up to 1 month Between 1 to 3 months Between 3 to 12 months Between 1 to 3 years Between 3 to 5 years More than 5 years Total Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial liabilities                 Cash items in process of being cleared 497,110 – – – – – – 497,110 Financial liabilities at fair value through profit or loss Financial derivative contracts and hedge contracts – 572,712 722,143 1,914,050 3,734,434 2,067,825 4,042,254 13,053,418 Financial liabilities at amortized cost Deposits and other demand liabilities 14,260,609 – – – – – – 14,260,609 Time deposits and other term equivalents 286,207 7,900,056 4,047,333 4,369,825 464,268 371 30,565 17,098,625 Obligations under repurchase agreements – 276,588 – – – – – 276,588 Interbank borrowing 44,803 482,959 368,147 2,469,277 868,932 – 103,829 4,337,947 Issued debt instruments – 771,983 295,713 1,578,811 2,320,666 1,168,681 1,997,421 8,133,275 Other financial obligations – 200,541 – – – – – 200,541 Obligations for leasing contracts – – – 12,685 24,210 15,583 14,404 66,882 Issued regulatory capital instrument – – – – 201,066 131,208 2,271,805 2,604,079 Guarantees received (margin accounts) 1,832,345 – – – – – – 1,832,345 Total financial liabilities 16,921,074 10,204,839 5,433,336 10,344,648 7,613,576 3,383,668 8,460,278 62,361,419 (1) Debt financial instruments are presented on a gross basis; the amount of the provision is Ch$1,074 million. (2) Amounts due from banks are presented on a gross basis; the amount of the provision is Ch$25 million. (3) Loans and receivables are presented on a gross basis; the amount of provisions is Ch$1,214,321 million. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 185

NOTE 46 - FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended December 31, 2025 and 2024: As of December 31, 2025 Local Currency Foreign Currency   CLP CLF Adjustable by exchange rate USD EUR GBP CHF JPY CNY COP Other Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets 31,237,791 27,015,499 525 5,962,066 159,095 3,702 5,600 60,055 63 - 7,329 Non-financial assets 1,620,656 100,009 2,275 1,911,219 - 272 750 - 8,050 - - TOTAL ASSETS 32,858,447 27,115,508 2,800 7,873,285 159,095 3,974 6,350 60,055 8,113 - 7,329 Financial liabilities 38,875,301 7,817,580 3,182 11,420,130 463,623 3,038 918,217 220,973 12,796 - 93,635 Non-financial liabilities 1,732,597 65,303 - 1,622,954 2,456 21 1,708 688 - - 1,114 TOTAL LIABILITIES 40,607,898 7,882,883 3,182 13,043,084 466,079 3,059 919,925 221,661 12,796 - 94,749 As of December 31, 2024 Local Currency Foreign Currency   CLP CLF Adjustable by exchange rate USD EUR GBP CHF JPY CNY COP Other Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Financial assets 32,445,561 26,137,667 315 6,027,163 229,978 15,389 5,025 84,687 1,557 - 4,473 Non-financial assets 1,619,261 126,631 11 1,755,230 3,489 201 736 316 1,235 - 8 TOTAL ASSETS 34,064,822 26,264,298 326 7,782,393 233,467 15,590 5,761 85,003 2,792 - 4,481 Financial liabilities 38,933,485 6,769,344 27 12,985,507 467,316 2,864 867,079 339,149 1,566 - 95,855 Non-financial liabilities 1,566,501 107,004 20 1,913,915 9,307 25 1,696 137 31 - 1,271 TOTAL LIABILITIES 40,499,986 6,876,348 47 14,899,422 476,623 2,889 868,775 339,286 1,597 - 97,126 The fair value of derivative instruments is shown in Chilean pesos and does not include their notional value. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 186

NOTE 47 - RISK MANAGEMENT AND REPORTING General information For Banco Santander, risk management is the core of its business. The Bank's corporate governance continually optimizes its risk management and control system, based on the Basel Committee's principles, an integrated risk culture, a robust governance structure, and advanced tools, with the goal of ensuring responsible conduct in response to economic changes, customer demands, and legal regulations. The Board of Directors assumes ultimate responsibility in this area, including the approval of risk appetite, the regulatory framework, and the promotion of a consistent organizational culture. The Bank's risk management and control are based on the following principles, that consider both regulatory requirements and market best practices and must be applied at all times: 1. All employees are responsible for risk management and must know and understand the risks generated by their daily activities, avoiding taking risks whose impact is unknown or exceeding the limits of the Bank's risk appetite. 2. Senior management is involved, ensuring consistent risk management and control through its conduct, actions, and communications. Additionally, it will promote the risk culture, assessing its degree of implementation and ensuring that the profile remains within the levels defined in the Bank's risk appetite. 3. Independence of risk management and control functions. 4. An anticipatory and comprehensive approach to risk management and control across all businesses and types of risks. 5. Correct and complete information management that allows risks to be identified, evaluated, managed and communicated appropriately to the corresponding levels These principles, along with a series of interrelated tools and processes in its strategy, such as risk appetite, risk profile assessment, scenario analysis, and risk reporting framework, as well as annual budgeting processes, constitute a holistic control structure for the entire Bank. The Bank's risk classification enables effective risk management, control, and communication. Its corporate risk framework includes the following: • Credit risk: It is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom Banco Santander Chile has financed or with whom it has assumed a contractual obligation. • Market risks: These arise from holding financial instruments whose value may be affected by changes in market conditions; they generally include the following types of risk: - Foreign exchange risk: which arises as a result of fluctuations in the exchange rate between currencies. - Fair value risk due to interest rate fluctuations: which arises as a result of fluctuations in market interest rates. - Price risk: which arises as a result of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all instruments traded in the market. - Inflation risk: which arises as a result of changes in inflation rates in Chile, the effect of which would apply primarily to financial instruments denominated in UF. • Liquidity risk: It is the risk of not having the necessary liquid financial resources to meet obligations when they mature, or of obtaining them only at a high cost. • Operational risk: It is the risk of loss due to inadequate or failed internal processes, employees, and systems, or due to external events. This includes legal risk and conduct risk. • Capital risk: It is the risk that the Bank has insufficient capital in quantity and/or quality to meet the minimum requirements for operating as a bank, meeting market expectations regarding its creditworthiness, and supporting the growth of its business and any strategies that may arise in accordance with its strategic plan. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 187

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Risk governance The Bank has a robust risk governance structure that pursues effective risk profile control, in accordance with the appetite defined by the Board of Directors and based on the distribution of roles among the three lines of defense and a solid committee structure. The Bank's three lines of defense model seeks to ensure effective risk management and control: First line: business lines and all other risk-generating functions constitute the first line of defense. These functions must ensure that the risks generated are aligned with the approved risk appetite and corresponding limits. Any unit that generates risk has primary responsibility for managing that risk. Second Line: the risks, compliance, and conduct functions. Their role is to independently oversee and challenge the risk management activities performed by the first line of defense. These functions ensure risk management in accordance with the appetite defined by the Board and promote a strong risk culture throughout the organization. Third Line: the Internal Audit function periodically assesses the appropriateness and effectiveness of policies, methodologies, and procedures for managing and controlling all risks. The risk, compliance, and internal audit functions enjoy an appropriate level of separation and independence and have direct access to the Board of Directors and its committees. The governance applied in the Bank must promote efficient governance structures that ensure the participation of all relevant functions. Governance must also be compatible with local-level functions and with coordinated management and supervision. The main objectives of risk governance are: • Enable effective and efficient risk decision-making. • Oversee risk control. • Ensure that risks are managed in accordance with the risk appetite defined by the Board. The governance structure must separate risk management and control, to achieve these objectives: • Governance reinforces the responsibility of the first line of defense in decision-making and ensures that all risk decisions have a formal approval process. • For the second line of defense, governance provides an overview of all risks, regardless of who manages or controls them. Risk government structure The risk governance structure meets legal and regulatory requirements, which is characterized by an efficient governance structure that ensures the participation of all relevant areas, promoting clear and effective decision-making and accountability. The responsibilities and membership of the most relevant committees within risk governance are: 1. Board of Directors: ultimately responsible for risk management and control. Its key responsibilities include approving the risk appetite and risk framework, and promoting a strong risk culture. To support the Board's management, there are five committees, which are established and amended according to the bank's needs. These committees report their activities to the Board periodically through meetings and subrogation schemes, statutes, formal minutes, and monitoring processes: the Directors and Audit Committee, the ALCO and Markets Committee, the Integral Risk Committee, the Appointments Committee, and the Compensation Committee. 2. Integral Risk Committee (IRC): is responsible for advising the Board of Directors on defining the risk appetite that business areas can assume, as well as overseeing the correct identification, measurement, and control of all risks that may affect the Bank. 3. Executive Risk Committee: responsible for risk management, in accordance with the powers delegated to it. This committee evaluates credit operations over a certain amount (operations of smaller amounts are evaluated by lower-level committees). 4. Risk Control Committee: responsible for risk control, determining whether businesses are managed in accordance with the risk appetite and providing a holistic view of all risks. This includes identifying and monitoring both current and emerging risks and their impact on the risk profile. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 188

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 5. Global Compliance Committee: responsible for overseeing the management of the risks to which the Bank is exposed, including regulatory compliance risk, conduct risk, money laundering and terrorist financing risk, and reputational risk. 6. Analysis and Resolution Committee (CAR): responsible for defining and monitoring compliance with the policies, standards, and general and specific objectives regarding the prevention of money laundering and terrorist financing, in accordance with local laws and regulations, as well as those of the Santander Group Risk assessment and identification The Bank evaluates at least once a year all the types of risk to which it is exposed, allowing it to define the level to which it is exposed in each of them through a systematic and objective process. Also, through a formal process, it reviews the evolution of each risk by analyzing qualitative and quantitative variables. The results are presented and discussed monthly at the highest management and supervisory levels. In parallel, emerging risks are surveyed every six months, a process in which a large part of the organization participates. This process identifies the main potential risks that could jeopardize strategic planning from a holistic perspective, allowing for a prioritization of these risks based on an assessment of their impact on results/capital and the probability of occurrence. It is important to highlight that this process allows new concerns to be identified and made visible in order to contain them. Key Risk Management and Control Processes It is important to note that each of these key processes has demanding standards, which reflect international best practices. • Planning. Planning is the process by which business objectives are established. It must include the formulation of the types and levels of risk that the business is able and willing to assume to achieve those objectives. • Identification. Risk identification is an essential component for effective risk management and control. All employees are responsible for identifying the risks within their scope of work. • Assessment. Once identified, risks must be assessed. • Decision-making and execution. Decisions are necessary to manage the business risk profile within the limits approved in the planning phase and to achieve business objectives. Strategic decisions are also necessary to manage material and emerging risks. • Monitoring plan performance. Regular monitoring of business performance and comparing it with approved plans is an essential daily activity. • Measures to correct deviations from the plan and information processes If the monitoring activity reveals deviations, or probable deviations, from performance beyond the approved ranges or alert levels, mitigation measures should be considered to return performance to acceptable levels. CREDIT RISK Credit risk is the risk of financial loss resulting from the default or deterioration of the credit quality of a client or counterparty for whom the Bank has financed or with whom it has assumed a contractual obligation. It is our most significant risk, both in terms of exposure and capital consumption. Credit risk management The Bank's credit risk identification, analysis, decision-making, and control processes are based on a complete view of the credit risk cycle, including the transaction, the client, and the portfolio. Credit risk identification enables active management and effective portfolio control. We identify and classify external and internal risks in each business and adopt corrective and mitigating measures when necessary, through the following processes: 1. Planning: Planning allows us to establish business objectives and define specific action plans in line with our risk appetite statement. Commercial strategic plans are a management and control tool defined by the business and risk areas for our credit portfolios. They determine commercial strategies, risk policies, resources, and infrastructure, ensuring a holistic view of the portfolios. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 189

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 2. Risk Assessment and Credit Rating Process: Credit approval criteria are generally based on a borrower's ability to meet his or her financial obligations. To determine this ability, we analyze the borrower's net cash flow or business income. Our credit quality assessment models are based on rating engines, which vary for each of our segments, which we monitor and compare to adjust the decisions and ratings we assign. 3. Scenario analysis: This allows for determining potential risks in credit portfolios, providing a better understanding of their behavior under different macroeconomic conditions, as well as anticipating and implementing management strategies to avoid future deviations from established plans and objectives. 4. Monitoring: Holistic monitoring of all clients facilitates monitoring of credit quality and early detection of impacts on risk evolution. Regular monitoring of business performance and its comparison with pre-established plans are essential in credit risk management. Our monitoring function uses a system that helps establish monitoring levels, policies, and specific actions for each client. 5. Credit risk mitigation techniques: Credit approval criteria are based on determining the borrowers' ability to pay to meet their financial obligations, without relying on guarantors or pledged assets as collateral. These are always considered a second source of recovery in the event of the failure of the first, and are defined as a reinforcing measure added to a credit transaction in order to mitigate the loss in the event of default. 6. Recovery management: Recovery management defines a strategy based on the economic environment, business model, and other specificities of local recovery. Effective and efficient recovery management requires segmenting our clients based on their characteristics and using new digital channels that support sustainable value creation. The Board of Directors has delegated responsibility for credit risk management to the IRC and the Bank's risk departments, whose roles are summarized below: • Formulation of credit policies, in consultation with the business units, covering collateral requirements, credit evaluation, risk rating, and reporting, documentation, and legal procedures in compliance with the Bank's regulatory, legal, and internal requirements. • Establishing the authorization structure for the approval and renewal of credit applications. The Bank structures credit risk levels by placing limits on the concentration of that risk in terms of individual debtors, debtor groups, industry segments, and countries. • Authorizations are assigned to the respective business unit officers (commercial, consumer, SME) for ongoing monitoring by Management. These limits are also reviewed periodically. Branch-level risk assessment teams regularly interact with clients; however, for large transactions, the parent company's risk teams, including the CIR, work directly with clients to assess credit risks and prepare credit applications. • Limit exposure concentrations to clients and counterparties, by geographic area, industry (for receivables or loans), and by issuer, credit rating, and liquidity (for investments). • Develop and maintain the Bank's risk classification, classifying risks according to the degree of exposure to financial loss faced by the respective financial instruments and focusing risk management specifically on the associated risks. • Review and assess credit risk. The risk divisions are largely independent of the Bank's commercial division and assess all credit risks in excess of designated limits prior to approving loans to clients or prior to the acquisition of specific investments. Credit renewals and reviews are subject to similar processes. Risk assessment teams interact regularly with our clients. For larger transactions, risk teams work directly with clients to assess credit risks and prepare credit applications. Credit approval committees, which include risk and commercial staff, must ensure that each applicant meets the appropriate qualitative and quantitative parameters. The powers of each committee are defined by the Bank's Board of Directors. When preparing a credit application for a corporate client whose loans are approved on an individual basis, the Bank verifies several parameters such as debt service capacity (usually including projected cash flows), the client's financial history, and/or projections for the economic sector in which it operates. The risk division is closely involved in this process and prepares the client's credit application. All applications contain an analysis of the client's strengths and weaknesses, a rating, and a recommendation. Credit limits are not determined based on the client's outstanding balances, but rather on the direct and indirect credit risk of the financial group. For example, a corporation would be assessed along with its subsidiaries and affiliates. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 190

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Consumer loans are evaluated and approved by their respective risk divisions (individuals, SMEs). The evaluation process is based on an evaluation system known as Garra (Banco Santander-Chile), an in-house automated process based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The loan application process is based on the collection of information to determine the client's financial situation and repayment capacity. The parameters used to evaluate the applicant's credit risk include several variables such as income level, length of current employment, debt indebtedness, and credit agency reports. In the case of investments in debt instruments, the Bank assesses the probability of default of the issuers or counterparties using internal and external assessments, such as those by risk assessors independent of the Bank. Furthermore, the Bank adheres to a strict and conservative policy that ensures that the issuers of its investments and counterparties in derivative transactions are of the highest reputation. Additionally, the Bank operates with several instruments that involve exposure to credit risk, which are not reflected in the Consolidated Statements of Financial Position, such as, for example: guarantees and warranties, documentary letters of credit, guarantee notes and commitments to grant credits.. Guarantees and warranties represent an irrevocable payment obligation. If a guaranteed client fails to meet their obligations to third parties guaranteed by the Bank, the Bank will make the corresponding payments. Therefore, these transactions represent the same credit risk exposure as a regular loan. Documentary letters of credit are commitments documented by the Bank on behalf of the client. These commitments are secured by the traded goods they relate to and have a lower risk than direct borrowing. Guarantee bonds are contingent commitments that become effective only if the client fails to perform the work agreed upon with a third party, guaranteed by them. When it comes to credit commitments, the Bank is potentially exposed to losses equal to the total undrawn commitment. However, the probable loss is less than the total undrawn commitment. The Bank monitors the maturity period of credit lines because long- term commitments generally carry a higher credit risk than short-term commitments. Additional provisions Under FMC regulations, banks are allowed to establish provisions above the limits described above, in order to protect themselves from the risk of unpredictable economic fluctuations that could affect the macroeconomic environment or the situation of a specific economic sector. These provisions, in accordance with Chapter B-1, Section 9 of the FMC's CASB, will be reported as liabilities. The Bank's Board of Directors approved the constitution of additional voluntary provisions, which amount to Ch$179,098 million and Ch$293,000 million as of December 31, 2025 and 2024, respectively. Maximum exposure to credit risk For financial assets recognized in the Consolidated Statements of Financial Position, the credit risk exposure is equal to their carrying amount. For financial guarantees granted, the maximum credit risk exposure is the maximum amount the Bank would have to pay if the guarantee were enforced. . Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 191

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following is the distribution by financial asset of the Bank's maximum exposure to credit risk as of December 31, 2025 and 2024 without deducting collateral or credit enhancements received:     As of December 31, 2025 As of December 31, 2024 Amount of exposure Amount of exposure Note Ch$mn Ch$mn Deposits in banks 7 1,975,644 2,695,560 Cash in collection process 7 1,185,633 572,552 Financial assets held for trading at fair value through profit or loss 8 Financial derivatives contracts 10,879,777 12,309,770 Debt instruments 714,628 329,327 Financial assets at fair value through other comprehensive income 11 Debt instruments 3,598,366 2,687,485 Loans and receivables from clients 291,586 74,903 Financial derivative contracts for hedge accounting 12 261,192 843,628 Financial assets at amortized cost 13 Rights under repurchase agreements 427,983 153,087 Debt instruments 5,525,242 5,176,005 Interbank loans 68,071 31,258 Loans and receivables from clients 39,523,603 40,078,240 Unrecognized loan/credit commitments: Letters of credit for goods movement transactions 249,140 308,407 Transactions related to contingent events 1,871,802 2,208,507 Immediately repayable unrestricted credit lines 10,584,496 10,352,459 Guarantees and sureties 556,196 365,932 Contingent loans linked to CAE 235 406 Other credit commitments 246,564 194,801 Total 77,960,158 78,382,327 According to the CASB, provisions for interbank loan,s and Loans and receivables from customers, and contingent operations are determined according to the criteria defined in chapters B-1 to B-3 of the CASB. Meanwhile, Loans and receivables from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, their impairment is measured in accordance with Chapter 5.5 of IFRS 9. Impairment requirements do not apply to debt instruments measured at fair value through profit or loss. In the case of derivatives, the adjustment that reflects the counterparty credit risk (CVA) is included in their fair value. CVA is calculated considering the potential exposure to each counterparty in future periods. The methodology established for determining provisions for loans (Interbank and Loans and receivables from customers) and contingent loans is set out in Note 2 of accounting principles, letter q). The methodology used to calculate provisions for Loans and accounts receivable from customers and debt instruments measured at fair value through other comprehensive income, and debt instruments measured at amortized cost, is described in Note 2, letter r). Information related to the concentration of credit risk is provided in Note 13, letters k, m and n. For derivative instruments, as of December 31, 2025, the Bank's foreign exposure, including counterparty risk in the derivatives portfolio, was US$1.72 million or 3% of total foreign exposure to countries with a rating above category 1, as shown in the table below. In the table below, as of December 31, 2025, exposure to derivative instruments is calculated using the credit equivalent risk, which is equal to the net replacement cost plus the maximum potential exposure, taking into account cash collateral that mitigates the exposure. Additionally, further details are provided below regarding our exposure to those countries with a rating above 1. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 192

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Derivative instruments (Market-adjusted) Deposits Loans Financial Investments Total exposure Domestic Loans Ranking US$ Million US$ Million US$ Million US$ Million US$ Million Hong Kong 2 - 4.73 - - 4.73 México 3 1.68 0.94 - - 2.62 China 2 - - 44.65 - 44.65 Italia 2 - 0.93 - - 0.93 Panama 3 0.03 - - - 0.03 Peru 3 0.01 - - - 0.01 Indonesia 2 - - 0.27 - 0.27 Oman 4 - - 0.45 - 0.45 Total 1.72 6.60 45.37 - 53.69 Our exposure to Spain within the group is as follows: Counterpart Country Classification Derivative instruments (market-adjusted) Deposits Loans Financial investments Total exposure en MMUS$ Banco Santander S.A. España 1 239 2 - - 241 (*) We include our exposure to Santander Hong Kong, BSCH Spain, and Santander NY as exposure to Spain. Recognition and measurement of credit risk provisions The Bank segments loans and contingent loans by borrower type and loan type, to a level appropriate for the application of the models. The provisions required to cover loans, debt instruments, and contingent loan exposure are calculated and recorded monthly, based on the valuation models used and the type of transaction. Provisions related to loans and receivables from customers/debt instruments measured at amortized cost and loans and receivables from customers at fair value through other comprehensive income are accounted as valuation accounts into respective items, and reporting net in the Consolidated Statement of Financial Position. Additional provisions and contingent loans provisions are reported as liabilities, in accordance with the FMC's directions. Provisions for financial assets at fair value through other comprehensive income are presented in Note 11, provisions for financial assets at amortized cost are presented in Note 13, and special provisions for credit risk (contingent loans, country risk, additional provisions) are presented in Note 26. Below is a summary of the financial assets and contingent loan exposure, subject to credit risk, and their respective provisions according to CASB standards (B1 to B3) as of December 31, 2025 and 2024: As of December 31, 2025 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPE Covid-19 guarantees Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 68,178 - - - - 107 - - - - - Commercial loans 9,766,344 4,985,078 1,372,848 699,289 540,276 124,192 76,229 68,212 246,174 199,632 2,196 Mortgage loans - 16,343,142 - - 1,100,421 - 35,562 - - 149,476 - Consumer loans - 5,730,098 - - 327,206 - 254,353 - - 185,073 - Contingent loan exposure 1,916,819 888,729 111,462 8,151 16,184 18,531 26,930 4,279 3,574 9,069 - ** For further details see Note 13 letter c, d and e. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 193

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued As of December 31, 2024 (**) Ch$mn Financial assets before provisions Established provisions Normal Portfolio Substandard Portfolio Impaired Portfolio Normal Portfolio Substandard Portfolio Impaired Portfolio Deductible FOGAPE Covid-19 guarantees Assessment Assessment Assessment Assessment Assessment Assessment Individual Group Individual Individual Group Individual Group Individual Individual Group Interbank loans 31,283 - - - - 25 - - - - - Commercial loans 10,500,733 4,826,859 1,196,668 785,008 511,886 127,450 72,871 37,889 272,648 190,263 4,310 Mortgage loans - 16,617,011 - - 942,758 - 34,462 - - 126,709 - Consumer loans - 5,606,872 - - 304,766 - 168,211 - - 179,508 - Contingent loan exposure 1,767,601 956,494 102,317 9,480 14,603 16,725 8,221 5,498 4,901 9,417 - ** For further details see Note 13 letter c, d and e. Below is a summary of the provisions established to financial assets at fair value through OCI for which the provision is determined in accordance with IFRS 9: As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Debt instruments at amortized cost 1,145 1,074 Repurchase agreements and securities lending 163 48 Debt instruments at fair value with changes in other comprehensive income 636 415 Loans and receivables at fair value with changes in other comprehensive income 4,487 1,141 Total 6,431 2,678 As of December 31, 2025 and 2024, the debt instrument portfolios include mainly instruments from the Chilean Central Bank and the General Treasury of the Republic, whose risk has been classified as low (without a significant increase in credit risk). A description of the IFRS 9 model applied to determine these provisions is found in Note 2, letter r). As of December 31, 2025 and 2024, the loans and receivables measured at fair value through other comprehensive income are high credit quality assets with assessed individually. Defaulted loans The defaulted loan portfolio includes debtors and their loans whose recovery is considered remote, as they show a deteriorated or non-existent payment capacity, have been subject to forced restructuring or are overdue by 90 days or more in the payment of interest or principal, and are classified as non-performing (C1 to C6). As of December 31, 2025 As of December 31, 2024 Financial assets Provisions Financial assets Provisions Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans - - - - Commercial loans 1,239,565 445,806 1,296,894 462,911 Mortgage loans 1,100,421 149,476 942,758 126,709 Consumer loans 327,206 185,073 304,766 179,508 Contingent loan exposure 24,335 12,643 24,083 14,318 Total 2,691,527 792,998 2,568,501 783,446 Under the IFRS 9 model, the Bank presumes default when an asset is overdue for 90 days or more. As of the date of these financial statements, debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not in default . Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 194

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Individual / Group assessment Group assessments are suitable for addressing a large number of transactions with low individual amounts, involving individuals or small businesses. The Bank groups borrowers with similar credit risk characteristics, assigning each group a specific probability of default and a recovery percentage based on a substantiated historical analysis. For this purposes, the Bank implemented the standard model for housing and commercial loans, and an internal model for consumer loans. IFRS 9 establishes the recognition of lifetime expected credit losses when significant increases in credit risk are observed since initial recognition. In that context, a collective assessment may be required, as the increase in credit risk may become more evident before the financial assets becomes nonperforming, depending on the nature and information available for the financial assets. This is always based on the assumption that the information is available without cost or effort. Impaired loans The impaired loan portfolio includes defaulted loans (C1 to C6), plus loans B3 and B4, in the case of individual assessments. As of December 31, 2025 and 2024, the impaired loan portfolio amounts to Ch$2,941,628 million and Ch$2,523,808 million, respectively. IFRS 9 defines an asset as credit-impaired when one or more events have occurred that have a negative impact on estimated future cash flows, evidenced by the issuer's financial difficulties, default, bankruptcy or financial reorganization, disappearance from an active market, among others. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income are not credit impaired. Write-off Write-offs must be made when contractual rights to cash flows expire. A write-off constitutes a derecognition event from balance sheet and include the unpaid portion in the case of installment loans (no partial write-off). Additional circumstances could lead the write-off of a loan: when the Bank concludes that it will not obtain any cash flows, or there is no enforceable title, when the collection demand actions expire, or when the deadlines defined by the FMC are reached (see Note 2, letter q). As of December 31, 2025 and 2024, the written-off loans amounted to Ch$192,640 million and Ch$302,814 million, respectively. IFRS 9 establishes that a write-off occurs when there is no reasonable expectation of recovering the contractual cash flows in whole or in part. A write-off constitutes a derecognition. Debt instruments and loans and receivables from customers measured at fair value through other comprehensive income do not include any written-off instruments/transactions. Reconciliation of provisions and loans The reconciliation between the opening and closing balances of provisions for financial assets measured at amortized cost and for contingent loans are presented in Note 13 letters f, g, h, i and j. The reconciliation between the opening and closing balances of provisions for financial assets measured at fair value with changes in other comprehensive income is presented in Note 11. The reconciliation of Interbank loans, commercial loans, mortgage loans, consumer loans, and exposure to contingent loans as of December 31, 2025 and 2024 is presented below: Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 195

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Interbank loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2025 31,283 - - - - 31,283 Change in measurement without portfolio reclassifying during the period 1 - - - - 1 Change due to portfolio reclassification - - - - - - New loans originated 266,298 - - - - 266,298 New loans due to translation from contingent to loans - - - - - - Loan payments (224,847) - - - - (224,847) Provision application for charge-offs - - - - - - Exchange rate difference (4,557) - - - - (4,557) Other changes in provisions - - - - - - Balance as of December 31, 2025 68,178 - - - - 68,178 Interbank loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 68,440 - - - - 68,440 Change in measurement without portfolio reclassifying during the period 13 - - - - 13 Change due to portfolio reclassification - - - - - - New loans originated 106,474 - - - - 106,474 New loans due to translation from contingent to loans - - - - - - Loan payments (146,221) - - - - (146,221) Provision application for charge-offs - - - - - - Exchange rate difference 2,577 - - - - 2,577 Other changes in provisions - - - - - - Balance as of December 31, 2024 31,283 - - - - 31,283 Commercial loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2025 10,500,733 4,826,859 1,196,668 785,008 511,886 17,821,154 Change in measurement without portfolio reclassifying during the period 347,259 326,454 22,283 336,025 407,896 1,439,917 Change due to portfolio reclassification (420,949) (185,381) 336,272 69,467 200,591 - New loans originated 20,618,505 2,472,854 - - - 23,091,359 New loans due to translation from contingent to loans 174,961 71,334 - - - 246,295 Sale or transfer of loans (30,812) - - - - (30,812) Purchase or acquisition of assets - - - - - - Loan payments (21,135,178) (2,518,703) (167,528) (305,910) (444,095) (24,571,414) Provision application for charge-offs - - - (164,815) (135,118) (299,933) Exchange rate difference (288,175) (8,339) (14,847) (20,486) (884) (332,731) Other changes in provisions - - - - - - Balance as of December 31, 2025 9,766,344 4,985,078 1,372,848 699,289 540,276 17,363,835 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 196

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Commercial loans Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 11,016,846 4,867,446 1,008,865 738,047 440,453 18,071,657 Change in measurement without portfolio reclassifying during the period 563,214 373,811 18,451 9,324 79,424 1,044,224 Change due to portfolio reclassification (160,228) (285,924) 180,335 66,715 199,102 - New loans originated 17,225,782 2,291,436 - - - 19,517,218 New loans due to translation from contingent to loans 40,717 52,923 - - - 93,640 Sale or transfer of loans (190,287) - - - - (190,287) Purchase or acquisition of assets - 2,188 - - - 2,188 Loan payments (18,402,689) (2,486,019) 71,261 (167,713) (332,631) (21,317,791) Provision application for charge-offs - - - 112,903 124,762 237,665 Exchange rate difference 407,378 10,998 (82,244) 25,732 776 362,640 Other changes in provisions - - - - - - Balance as of December 31, 2024 10,500,733 4,826,859 1,196,668 785,008 511,886 17,821,154 Residential mortgage loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2025 - 16,617,011 - 942,758 17,559,769 Change in measurement without portfolio reclassifying during the period - 345,437 - 454,902 800,339 Change due to portfolio reclassification - (217,266) - 217,266 - New loans originated - 1,382,078 - - 1,382,078 Sale or transfer of loans - - - - - Purchase or acquisition of assets - - - - - Loan payments - (1,784,118) - (452,381) (2,236,499) Provision application for charge-offs - - - (62,124) (62,124) Exchange rate difference - - - - - Other changes in provisions - - - - - Balance as of December 31, 2025 - 16,343,142 - 1,100,421 17,443,563 Residential mortgage loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 - 16,437,939 - 635,500 17,073,439 Change in measurement without portfolio reclassifying during the period - 385,730 - 118,128 503,858 Change due to portfolio reclassification - (348,207) - 348,207 - New loans originated - 1,339,915 - - 1,339,915 Sale or transfer of loans - (79,627) - - (79,627) Purchase or acquisition of assets - - - - - Loan payments - (1,118,739) - (202,877) (1,321,616) Provision application for charge-offs - - - 43,800 43,800 Exchange rate difference - - - - - Other changes in provisions - - - - - Balance as of December 31, 2024 - 16,617,011 - 942,758 17,559,769 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 197

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Consumer loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2025 - 5,606,872 - 304,766 5,911,638 Change in measurement without portfolio reclassifying during the period - 3,272,264 - 754,340 4,026,604 Change due to portfolio reclassification - (365,972) - 365,972 - New loans originated - 2,937,880 - - 2,937,880 New loans due to translation from contingent to loans - 608,497 - - 608,497 Sale or transfer of loans - - - - - Purchase or acquisition of assets - - - - - Loan payments - (6,329,443) - (748,067) (7,077,510) Provision application for charge-offs - - - (349,805) (349,805) Exchange rate difference - - - Other changes in provisions (if applicable) - - - - - Balance as of December 31, 2025 - 5,730,098 - 327,206 6,057,304 Consumer loans Ch$mn Normal Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 - 5,322,350 - 276,000 5,598,350 Change in measurement without portfolio reclassifying during the period - 3,253,048 - 91,567 3,344,615 Change due to portfolio reclassification - (357,569) - 357,569 - New loans originated - 3,749,560 - - 3,749,560 New loans due to translation from contingent to loans - 623,916 - - 623,916 Sale or transfer of loans - (20,019) - - (20,019) Purchase or acquisition of assets - 62,098 - - 62,098 Loan payments - (7,037,526) - (773,785) (7,811,311) Provision application for charge-offs - - - 353,415 353,415 Exchange rate difference - 11,014 - - 11,014 Other changes in provisions (if applicable) - - - - - Balance as of December 31, 2024 - 5,606,872 - 304,766 5,911,638 Contingent loan exposure Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2025 1,767,601 956,494 102,317 9,480 14,603 2,850,495 Change in measurement without portfolio reclassifying during the period 293,489 319,552 1,237 23,739 3,808 641,825 Change due to portfolio reclassification (811) 9,857 167 (21,689) 12,476 - New loans originated 2,210,895 214,576 - - - 2,425,471 New loans due to translation from contingent to effective loans (39,392) (10,141) (534) (98) (714) (50,879) Loan payments (2,201,190) (287,745) 14,061 (3,245) (13,460) (2,491,579) Provision application for charge-offs - - Exchange rate difference (113,773) (313,864) (5,786) (36) (529) (433,988) Other changes in provisions (if applicable) - Balance as of December 31, 2025 1,916,819 888,729 111,462 8,151 16,184 2,941,345 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 198

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Contingent loan exposure Ch$mn Normal Portfolio Substandard Portfolio Impaired Portfolio TotalAssessment Assessment Individual Group Individual Group Balance as of January 1, 2024 1,636,590 971,496 73,518 8,429 11,492 2,701,525 Change in measurement without portfolio reclassifying during the period 24,395 (230,788) (201) 349 1,734 (204,511) Change due to portfolio reclassification (37,634) (15,259) 31,638 9,301 11,954 - New loans originated 1,728,927 274,840 - - - 2,003,767 New loans due to translation from contingent to loans (118) 13,296 6 116 724 14,024 Loan payments (1,718,175) (447,414) (8,193) (8,800) (11,891) (2,194,473) Provision application for charge-offs - - - - - - Exchange rate difference 133,616 390,323 5,549 85 590 530,163 Other changes in provisions (if applicable) - - - - - - Balance as of December 31, 2024 1,767,601 956,494 102,317 9,480 14,603 2,850,495 The normal portfolio encompass debtors whose payment capacity allows them to meet their obligations and commitments, and this is not expected to change. When a debtor experiences financial difficulties or a significant deterioration in its payment capacity, and there are reasonable doubts about the full recovery of principal and interest under the contractual terms, the client is classified in the substandard portfolio. A client will be classified in the defaulted portfolio if the probability of credit recovery is considered remote, as it payment capacity is deteriorated or nonexistent. The gross movements in financial assets at fair value through other comprehensive income and debt instruments at amortized cost as of December 31, 2025 and 2024, are presented below: A. Financial assets at fair value through other comprehensive income Debt financial instruments Phase 1 Debt financial instruments Phase 1 Ch$mn Ch$mn Balance as of January 1, 2025 2,687,485 Balance as of January 1, 2024 4,536,025 Purchases of debt instruments 6,733,987 Purchases of debt instruments 15,287,999 Sales and maturities (5,891,983) Sales and maturities (17,299,536) Changes in measurement of financial assets 68,877 Changes in measurement of financial assets 162,997 Balance as of December 31, 2025 3,598,366 Balance as of December 31, 2024 2,687,485 Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 56,146 – – 56,146 New loans originated 44,500 – – 44,500 Transfer to phase 1 (17,770) 17,770 – – Transfer to phase 2 – – – Transfer to phase 3 – (18,211) 18,211 – Sales and maturities (653) – – (653) Changes in measurement of financial assets (4,418) 441 (1,175) (5,152) Balance as of December 31, 2025 77,805 – 17,036 94,841 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 199

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Commercial loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 105,382 – – 105,382 New loans originated 36,909 – – 36,909 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – Sales and maturities (89,808) – – (89,808) Changes in measurement of financial assets 3,663 – – 3,663 Balance as of December 31, 2024 56,146 – – 56,146 Residential mortgage loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2025 19,921 – – 19,921 New loans originated 251,444 – – 251,444 Transfer to phase 1 5,016 (5,016) – – Transfer to phase 2 (5,141) 5,141 – – Transfer to phase 3 – – – – Sales and maturities (37,630) (918) – (38,548) Changes in measurement of financial assets (32,202) 793 – (31,409) Balance as of December 31, 2025 201,408 – – 201,408 During 2025, the Bank sold 276 transactions from the residential mortgage portfolio measured at fair value through other comprehensive income, for an amount of approximately Ch$38,548 million, generating a gain of approximately Ch$1,469 million. Consumer loans Phase 1 Phase 2 Phase 3 Total Ch$mn Ch$mn Ch$mn Balance as of January 1, 2024 – – – – New loans originated 21,060 – – 21,060 Transfer to phase 1 – – – – Transfer to phase 2 – – – – Transfer to phase 3 – – – – Sales and maturities – – – – Changes in measurement of financial assets (1,139) – – (1,139) Balance as of December 31, 2024 19,921 – – 19,921 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 200

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued B. Debt instruments at amortized cost Debt financial instruments Phase 1 Debt financial instruments Phase 1 Ch$mn Ch$mn Balance as of January 1, 2025 5,177,079 Balance as of January 1, 2024 8,178,624 Purchases of debt instruments 133,181 Purchases of debt instruments 5,945,707 Sales and maturities — Sales and maturities (7,670,448) Changes in measurement of financial assets 216,127 Changes in measurement of financial assets (1,276,804) Balance as of December 31, 2025 5,526,387 Balance as of December 31, 2024 5,177,079 Rights under repurchase and securities lending agreements Phase 1 Rights under repurchase and securities lending agreements Phase 1 Ch$mn Ch$mn Balance as of January 1, 2025 153,135 Balance as of January 1, 2024 — New operations 5,723,236 New operations 451,449 Maturities (5,434,180) Maturities (218,390) Changes in measurement (14,045) Changes in measurement (79,924) Balance as of December 31, 2025 428,146 Balance as of December 31, 2024 153,135 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 201

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Guarantees and credit enhancements Maximum exposure to credit risk is, in some cases, reduced by collateral, credit enhancements, and other actions that mitigate the Bank's exposure. Based on this, guarantees are a necessary but insufficient instrument in granting loans; therefore, the Bank's risk acceptance requires verification of other variables or parameters, such the payment capacity or generation of resources to mitigate the risk incurred. The procedures for management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for credit risk management, and the management over guarantees received in operations with clients. In this regard, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow credit recovery when the debtor's circumstances prevent him from meeting his obligations. The collateral valuation procedures are consistent with market best practices, which involve the use of appraisals for real estate guarantees, market value for stock market securities, the value of investment fund shares, etc. All received guarantees must be properly instrumented and appropriately registered, as well as have the approval of the Bank's legal divisions. The Bank also has rating tools that allow ranking the credit quality of transactions or clients. The Bank historical databases, store internally generated information, that allow to study the probability of variation. Rating tools consider client segment analyzed (commercial, consumer, SME, etc.). The maximum exposure to credit risk by type of loans, the associated collateral and the net exposure to credit risk as of December 31, 2025 and 2024 are presented below: As of December 31, 2025 As of December 31, 2024 Maximum credit risk exposure Guarantee Net exposure Allowance Maximum credit risk exposure Guarantee Net exposure Allowance   Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Interbank loans 68,178 39,128 29,050 107 31,283 11 31,272 25 Commercial loans 17,363,835 10,172,100 7,191,735 716,635 17,821,154 10,014,312 7,806,842 705,431 Residential Mortgage loans 17,443,563 17,167,022 276,541 185,038 17,559,769 17,367,966 191,803 161,171 Consumer loans 6,057,304 534,442 5,522,862 439,426 5,911,638 558,906 5,352,732 347,719 Contingent loans exposure 2,941,345 340,783 2,600,562 62,383 2,850,495 467,467 2,383,028 44,762 Total 43,874,225 28,253,475 15,620,750 1,403,589 44,174,339 28,408,662 15,765,677 1,259,108 Mortgage loans, by their nature, are secured by the property underlying the transaction, meaning that the property acquired by the customer guarantees the loan. When the Bank is required to take possession of or foreclose on a property, it is recorded as an “Asset received or awarded in lieu of payment,” and the loan and its allowance are derecognized. The asset received is recorded at the lower of its carrying amount and its fair value (appraisal) less costs to sell, in accordance with IFRS 5, and is classified as held for sale. Once a loan has been derecognized, there are no further collection or enforcement activities. The following are the impaired and non-impaired financial assets that have associated guarantees, collateral or credit enhancements in favor of the Bank as of December 31, 2025 and 2024:   As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Non-impaired financial assets Properties/mortgages 25,754,814 27,463,548 Investments and others 14,682,932 11,083,172 Impaired financial assets Properties/mortgages 3,358,646 3,162,938 Investments and others 358,671 354,348 Total 44,155,063 42,064,006 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 202

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Financial derivative transactions are guaranteed by collateral agreements, which are deposited or transferred by one third party on behalf of another. These can be in cash or financial instruments, and reduce the counterparty's credit risk. These guarantees are monitored periodically (usually daily). Based on this, the net balance per counterparty is determined, and based on agreed-upon parameters, it is determined whether a collateral should be deposited or collected. Credit limits for borrowers related to the Bank’s ownership or management In accordance with Article 84 No. 2 of the General Banking Law and UCBR 12-4, the total amount of credit granted to a group of related parties may not exceed 5% of the Bank’s regulatory capital. This limit increases to 25 percent if the portion exceeding 5 percent consists of loans secured by collateral. In no case may the total of such credits granted by a bank exceed the amount of its regulatory capital. These loans may not be granted under more favorable conditions in terms of maturity, interest rates, or collateral than those offered to third parties in similar transactions. A relationship with the Bank occurs when they have a direct, indirect, or third-party participation in the Bank's ownership, participate in the management, or are presumed to exist until sufficient evidence is presented to eliminate that presumption. It will be understood that all natural and legal persons who can exert significant and permanent influence on the decisions of the other form the same group of persons related to the Bank, where there is a presumption that the credits granted to one person will be used for the benefit of another or a well-founded presumption that the persons maintain a relationship and form a unit of economic interest. Companies related to a Bank include subsidiaries, support companies, and affiliates. Legal guarantees include guarantees on tangible personal or real property, real estate, or any other property that can legitimately be accepted as collateral. On December 31, 2025 and 2024, the credit limit for debtors related to the ownership or management of the Bank according to article 84 No. 2 of the GBL and Chapter 12-4 of the UCBR are as follows:   As of December 31, 2025 As of December 31, 2024   % Ch$mn % Ch$mn Overall limit to related parties 7% 493,312 7% 487,292 Regulatory capital 7,047,321 6,961,316 MARKET RISK Market risk arises as a result of market activity involving financial instruments whose value may be affected by fluctuations in market conditions and reflected in assets/liabilities changes and financial risk factors. The objective of market risk management is to manage and control exposure to market risk within acceptable parameters. There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation. • Interest Rate Risk: the exposure to losses arising from adverse changes in market interest rates that affect the value of instruments, contracts and other transactions recorded on the balance sheet. • Exchange risk is the sensitivity to losses arising from adverse changes in the value of the exchange rates of foreign currencies, including gold, in which the instruments, contracts and other transactions recorded on the balance sheet are denominated. • Inflation risk is the exposure to losses arising from adverse changes in the units or indices of readjustment defined in national currency. The instruments, contracts, and other transactions are denominated on the balance sheet. • Price risk is generated by the volatility of rates or prices of assets or liabilities. Prepayment risk arises when, based on price movements, holders can alter the future cash flows of these assets or liabilities, leading to balance sheet mismatches that pose additional challenges to market risk management. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 203

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Market risk management The measurement and control of market risks are the responsibility of Market Risk Area, which is part of the Risk Division. The appropriate committees approve the limits, with responsibility resting mainly with the ALCO. The Integral Risk Committee also reviews the principal market risks. The Financial and Capital Management areas, as part of the Financial Vice-Presidency, have the following functions, which are supervised and controlled by the ALCO and Risk Division: i. To optimize the cost of liabilities and seek the most efficient financing strategies, including issuing bonds and bank facilities. ii. Management of short- and long-term regulatory liquidity limits. iii. Inflation risk management and exposure. iv. To manage local and foreign currency rate risk. v. Capital adequacy and requirements. Rate sensitivity is measured primarily using an analysis that quantifies the impact on earnings and the balance sheet of parallel movements in the real and nominal interest rate curve in Pesos and US dollars. The Bank's internal management for measuring market risk is mainly based on analyzing the management of the following three components: • Trading portfolio. • Local currency financial management portfolio. • Foreign currency financial management portfolio. The Treasury manages the Bank's trading portfolios and ensures they remain within the loss limits determined, calculated and estimated by the Market Risk Area. The trading portfolio (measured at fair value through profit or loss) consists mainly of those investments measured at fair value, free of any restriction on their immediate sale and which are often bought and sold by the Bank to sell them in the short term to benefit from short-term price movements. The Financial Management's portfolios (measured at fair value through other comprehensive income) include all financial investments not considered in the trading portfolio. The roles that concern the trading portfolio comprise the following: i. applying Value-at-Risk (VaR) techniques to measure interest rate risk, ii. adjusting trading portfolios to market and the measurement of daily profit and loss from trading activities, iii. comparing the actual VAR with the established limits, iv. establishing loss control procedures for losses above predetermined limits, and v. providing information on trading activities to the ALCO, other members of the Bank's management, and the Global Risk Department. The functions regarding financial management portfolios entail the following: i. Applying sensitivity simulations (as explained below) to measure the interest rate risk of local currency activities and the potential loss predicted by these simulations and ii. Providing the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department. Market risk – Trading portfolio The Bank applies VaR methodologies to measure exchange rate risk and sensitivity to interest rates of the trading portfolio. The Bank has a consolidated commercial position comprised of fixed income investments and foreign currency trading. This portfolio is essentially composed of bonds from the Central Bank of Chile, mortgage bonds and low risk locally issued corporate bonds. At the end of the year, the trading portfolio did not contain investments in equity. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 204

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued For the Bank, the VaR estimate is carried out using a historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio using the market conditions of a predetermined historical period. From that information, the maximum loss is inferred with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumptions. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the necessary confidence level, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio over a 1-day horizon at a confidence level of 99.00%. It is the maximum one-day loss that the Bank could expect to suffer on a given portfolio with the 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. VaR provides a single estimate of market risk that is not comparable from one market risk to another. Returns are calculated using a time window of 2 years or at least 520 data points obtained from the VaR calculation reference date backward in time. The Bank does not calculate three separate VaRs. Instead, a single VaR is calculated for the entire trading portfolio, further segregated by risk type. The VaR program performs a historical simulation and calculates a Profit and Loss (P&L) statement for 520 data points (days) for each risk factor (fixed income, foreign exchange and equities). Then, the P&L of each risk factor is added together, and a consolidated VaR is calculated with 520 data points or days of data. Simultaneously, the VaR is calculated for each risk factor based on the individual P&L calculated for each factor. Moreover, a weighted VaR is calculated similarly, as described above, but gives a higher weighting to the most recent 30 data points. As a result, the higher of the two VaRs is reported. The Bank uses VaR estimates to warn if statistically estimated losses in the trading portfolio exceed prudent levels and, therefore, certain predetermined limits are in place. Limitations of the VaR model In applying this methodology for calculation, no assumptions are made about the distribution probability of changes in the risk factors; instead, the historically observed changes are used to generate scenarios for the risk factors under which each portfolio item will be valued. The definition of a valuation function fj (xi) for each instrument j is necessary, preferably the same as the one used to calculate the market value and daily position results. This valuation function shall be applied to generate simulated prices for all instruments in each scenario. Furthermore, the VaR methodology should be interpreted considering the following limitations: • Market rate and price changes may not consist in independent and identically distributed random variables, nor may they have a normal distribution. The normal distribution assumption, in particular, may underestimate the probability of extreme market movements. • The historical data used by the Bank may not provide the best estimate of future joint distribution of changes in risk factors. Any modification of the data may be inappropriate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the time frame used; • A 1-day time horizon may not fully capture those market risk positions that cannot be liquidated or hedged within one day. It would not be possible to liquidate or hedge all positions in one day; • The VaR is calculated at the end of negotiations, but trading positions may change substantially during the trading day; • The use of a 99% confidence level does not consider or make any representation about losses that may occur beyond this confidence level, and • The VaR model does not capture all the complex effects of risk factors on the value of positions or portfolios and, therefore, may underestimate potential losses. As of December 31, 2025 and 2024, the Bank did not exceed the VaR limits of the trading portfolio’s, considering the three components: fixed-income, equity, and foreign currency investments. The Bank performs back-testing daily and generally finds that trading losses exceed the estimated VaR almost once every 100 trading days. At the same time, a limit was set on the maximum acceptable VaR on the trading portfolio. As of December 31, 2025 and 2024, the Bank has remained within its VaR threshold, even in instances where the actual VaR exceeded the estimated VaR. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 205

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The high, low and average levels for each component and each year were as follows: VAR As of December 31, 2025 2024 US$mn US$mn Consolidated   High 2.87 4.06 Low 1.05 1.47 Average 1.67 2.40 Fixed income investments High 2.83 3.33 Low 0.96 1.41 Average 1.36 2.23 Variable income investments High – – Low – – Average – – Foreign currency investments High 2.62 3.93 Low 0.16 0.18 Average 1.04 1.55 Market risk – Local and foreign financial management The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan portfolio. The Bank's commercial strategies (structural risk) heavily influence these portfolios' investment and funding decisions. The Bank uses sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank conducts a scenario simulation, which is calculated as the difference between the present value of the flows in the chosen scenario (curve with a parallel movement of 100 bps in all segments) and their value in the baseline scenario (current market). All items in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, representing a yield curve shift by 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is conducted for net foreign currency positions and interest rates in US dollars. The Bank has also set limits on the maximum loss these interest rate movements can have on budgeted capital and net interest income for the year. To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital loss and reserves limit using the following formula: Bounded limit = square root of a2 + b2 + 2ab, in which: a: limit in national currency. b: limit in foreign currency. Since it is assumed that the correlation is 0. 2ab = 0. Limitations of sensitivity models The most important assumption is using a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points as sudden changes of this magnitude are considered realistic. In addition, the Global Risk Department has also established comparable country limits to compare, monitor and consolidate market risk by country in a realistic and orderly manner. Furthermore, the methodology of sensitivity simulations should be interpreted considering the following limitations: • The scenario simulation assumes that the volumes remain on the Bank's Consolidated Statements of Financial Position and are always rolled over at maturity, omitting the fact that certain credit risk considerations and prepayments may affect the maturity of certain items. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 206

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • This model assumes an equal change across the entire yield curve and does not consider different movements for different maturities. • The model does not consider the sensitivity of volumes resulting from changes in interest rates. Limits on budgeted finance income losses are calculated based on expected finance income for the year that cannot be obtained. This means the actual percentage of finance income at risk could be higher than expected. Market Risk - Financial Management Portfolio as of December 31, 2025 and 2024: As of December 31, 2025 As of December 31, 2024   Effect on financial income Effect on capital Effect on financial income Effect on capital Financial management portfolio - local currency (in Ch$mn) Loss limit 175,196 370,271 138,957 373,566 High 9,968 186,784 49,174 170,622 Low 11,605 96,459 482 87,335 Average 703 131,800 20,482 136,617 Financial management portfolio - foreign currency (in US$ million) Loss limit 40,531 180,138 178,937 198,819 High 9,586 68,145 13,104 61,137 Low — — 442 47,615 Average 1,099 20,534 5,169 53,651 Financial management portfolio - consolidated (in Ch$mn) Loss limit 175,196 370,271 138,957 373,566 High 27,182 348,027 46,970 357,867 Low 4,600 237,954 — 279,293 Average 13,044 273,792 19,678 311,333 Inflation risk The Bank's assets and liabilities are indexed according to the Unidad de Fomento (UF) variation. The Bank has, in general, more assets than liabilities in UF. Therefore, moderate rises in inflation have a positive effect on interest income from inflation adjustments, while a fall in the UF value negatively impacts the Bank's net interest margin. To manage this risk, the Assets and Liabilities Committee limits the difference between UF-denominated assets and liabilities, which may not exceed 30% of the Bank's interest-earning assets. Financial Management manages this mismatch on a day-to-day basis, and the limits are calculated and monitored by the Market Risk Division. Market Risk items and their measurement Market Risk Exposure is measured and monitored using the difference between the foreign currency asset and liability balances (net position) and the cash flows payable (associated with liability items) and cash flows receivable (associated with asset items) in the Trading and Banking Books for a given period. Foreign currency items and term mismatches are exposed to different adjustment factors, sensitivities, and rate changes. The Board of Directors of Banco Santander Chile presented and approved the Market Risk Exposure Policy on a Standardized Basis. The following risks will determine Market Risk Exposure: • Interest Rate Risk. • Foreign exchange Risk. • Readjustment (Inflation) Risk. • Currency Options Risk. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 207

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The following illustrates the market risk exposure according to the guidelines of the FMC and the Central Bank of Chile. The maximum exposure to long-term interest rate risk is 35% of regulatory capital and is approved by the Board of Directors. The maximum exposure to short-term interest rate risk is 55% of total net interest income and readjustment income plus interest rate sensitive fees: As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Market risk of the trading book Exposure to interest rate risk 565,138 459,161 Exposure to foreign currency risk 4,484 13,931 Exposure to foreign currency options 1,896 4,284 Total exposure of the trading portfolio 571,518 477,376 10% of Risk Weighted Assets (RWA) 714,397 596,720 Subtotal 1,285,915 1,074,096 Limit = Regulatory capital 7,047,322 6,961,316 Available margin 5,761,407 5,887,220 Short-term exposure to interest rate risk 101,913 95,219 Exposure to readjustment (inflation) risk 153,766 149,306 Short-term risk of the banking book 255,679 244,525 Limit = 55% of total net interest income + fees sensitive to interest rates 1,008,348 909,152 Available margin 752,669 664,627 Long-term exposure to interest rate risk 728,870 697,405 Limit = 35% of regulatory capital 2,466,563 2,436,461 Available margin 1,737,693 1,739,056 To fulfill its functions, the Integral Risk Committee works directly with the Bank's control and risk departments whose joint objectives include: • Evaluate those risks that, due to their size, could compromise the Bank's solvency, or that potentially present significant operational or reputational risks; • Ensure that the Bank is equipped with the means, systems, structures and resources in accordance with the best practices that allow the implementation of the risk management strategy; • Ensure the integration, control and management of all the Bank's risks; • Execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics; • Develop and implement a risk management model in the Bank, so that risk exposure is adequately integrated into the different decision-making processes; • Identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantifying sensitivities, and the foreseeable impact of different scenarios on risk positioning; and • Manage the structural risks of liquidity, interest rates and exchange rates, as well as the Bank's own funding base. To meet the aforementioned objectives, the Bank (Management and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and/or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss for each portfolio and/or investments; assign loss factors to new operations (rating and scoring); measure the risk values of portfolios and/or investments based on different scenarios through historical simulations; establish limits on potential losses based on the different risks incurred; determine the possible impacts of structural risks on the Bank's Consolidated Statements of Financial Position; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 208

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued LIQUIDITY RISK This refers to the possibility that an entity may not be able to meet its payment commitments or may have to resort to raising funds on burdensome terms. Liquidity risk management The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient resources to meet its obligations as they fall due under normal circumstances and stress conditions without incurring unacceptable losses or risking damage to the Bank's reputation. The Financial Management area manages liquidity risk by using a portfolio of liquid assets to ensure that the Bank always maintains sufficient liquidity to cover short-term fluctuations and long-term funding while complying with internal liquidity regulatory requirements. The Financial Management area receives information from all business units on the liquidity profile of their financial assets and liabilities, as well as a breakdown of other projected cash flows from future business. Based on this information, the area maintains a portfolio of short-term liquid assets, consisting mainly of liquid investments, loans and advances to other banks, to ensure that the Bank has sufficient liquidity. The liquidity needs of the business units are covered by short-term transfers from Financial Management to cover short-term fluctuations and long-term funding to meet all structural liquidity needs. Accordingly, the Board sets limits on a minimum portion of maturing funds available to meet such payments and on a minimum level of interbank operations and other lending facilities that should be available to cover unexpected demands for withdrawals of liquidity. This is reviewed periodically by the ALCO whose functions include monitoring the strategies to manage liquidity risk. Setting these limits is conceived as a dynamic process that responds to the level of risk appetite deemed acceptable by the Bank and its entities. The system of limits is sufficiently robust to be aware at all times of the level of exposure that each institution is incurring in, in terms of liquidity risks. Besides the limits, the Bank includes alert indicators by the concentration of counterparties, type of products, and maturities in its management to diversify the funding sources and their maturity structure. The Bank monitors its liquidity position daily, determining future inflows and outflows. Furthermore, stress tests are performed at the end of each month, using a variety of scenarios covering both normal market conditions and market fluctuation (stress) conditions. The Bank has a structure of internal liquidity limits that Financial Management and the Treasury must respect at all times. Market Risk Management calculates and monitors the consumption of internal limits, verifies compliance with them and communicates their status to senior management and the Board of Directors. At the beginning of each calendar year, these limits are proposed by Market Risk Management, approved locally at the ALCO and then ratified at the highest Board level. Liquidity limits and early warning indicators, and internally defined management measures can be differentiated into the following three groups: • Limits associated with concentration and mismatches of cash flows and liquidity of the Bank's operations. • Liquidity Management Tools, known as Structural Liquidity or Funding Tables, are used to determine the Bank's structural liquidity position. It also permits the Bank to actively manage its structural liquidity, since this is an essential mechanism to ensure a permanent funding of assets under optimal conditions. • Early warning indicators are linked with concentration risks and are used as tools for detecting and anticipating potential liquidity stress situations and, if necessary, activating the Liquidity Contingency Plan. The Market Risk Area establishes and updates the Bank’s Liquidity Management Policy (LMP). Reviews and possible updates are conducted once a year. Nevertheless, it may be updated at the request of any areas affected by the LMP that have identified the need for modification. The Board approves the contents of the LMP. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 209

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued The Market Risk Area provides all the necessary tools for the statistical analysis required by local liquidity regulations. It also assesses, at least once a year, whether the models are still valid. The Board of Directors must approve the conclusions of this analysis. In periods of normal liquidity, Financial Management applies policies and makes arrangements to keep the Bank within internal and regulatory limits. If a crisis has been identified, even at its mildest level, the Liquidity Crisis Committee applies the necessary policies to deal with potential liquidity shortfalls or restrictions, creates contingency plans to manage emergencies quickly, and reports such situations to senior management and the respective committees. Liquidity risk measurement and control 1. Maturity mismatches subject to regulatory limits The Regulatory Liquidity Ratio measures and limits the mismatches of net income flows relative to capital. Under current regulations, the 30-day mismatch cannot exceed the Bank's core capital for both domestic and foreign currency by one time, and the 90-day mismatch cannot exceed it by two times. 2. Monitoring indicators and liquidity ratios subject to regulatory limits An important component of liquidity risk management is High-Quality Liquid Assets (HQLA). These are balance sheet assets, mainly consisting of financial investments that are not pledged as collateral, have low credit risk, and have a deep secondary market. According to Basel III standards, these assets are divided into three tiers, with Tier 1 assets being the most liquid and Tier 3 the least liquid. Tier 1 assets are mostly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the United States Treasury. HQLA As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Tier 1: cash and cash equivalents 1,904,994 2,416,812 Tier 1: fixed income 6,227,856 7,241,318 Tier 2: fixed income 3,163 4,517 Total 8,136,013 9,662,647 3. Liquidity Coverage Ratio (LCR) The Liquidity Coverage Ratio (LCR) measures liquid assets over 30-day net cash outflows. It is used by banks globally as part of the Basel III standards. Chilean banks were required, starting in 2019, to meet a minimum level of 60%, which was to gradually increase to 100% by 2022. For the 2025 fiscal year, a minimum level of 100% was mandated. The objective of the LCR is to promote the short-term resilience of banks' liquidity risk profiles. To this end, the LCR ensures banks have an adequate pool of unencumbered High-Quality Liquid Assets, which can be easily and immediately converted into cash in the private markets to cover short-term liquidity needs. Liquidity coverage ratio As of December 31, 2025 As of December 31, 2024% % LCR 188 191 Banco Santander-Chile's LCR indicator was well above the minimum required. This reflects the conservative liquidity policies imposed by the Board of Directors through the Assets and Liabilities Committee. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 210

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued 4. Net Stable Funding Ratio (NSFR) This indicator is required by Basel III and provides a sustainable maturity structure of assets and liabilities so that banks maintain a stable funding profile concerning their activities. The Central Bank and the FMC established a minimum NSFR level of 60% for 2022, increasing to 100% by 2026. Net stable funding ratio As of December 31, 2025 As of December 31, 2024% % NSFR 115 106 5. Information on liquidity position per the requirements of the Central Bank of Chile i.Maturity mismatches The Central Bank of Chile published on March 8, 2022, Rules on the Management and Measurement of the Liquidity Position of Banks, which modernized liquidity regulation, aligning the published regulatory requirements of the FMC to Basel III standards. According to the Central Bank, the liquidity position is measured and monitored through the difference between cash flows payable, which are associated with liability and expense account items, and cash flows receivable, which concern asset and income account items, for a given period or time frame, referred to as the maturity mismatch. The liquidity policy on an Adjusted Basis was presented and approved by the Board of Directors of Banco Santander-Chile. Maturity mismatch calculations are performed separately for domestic and foreign currencies. Maturity mismatches shall be made in the following time frames: • First time frame: up to 7 days inclusive. • Second time frame: between 8 days and 15 days inclusive. • Third time frame: between 16 and 30 days inclusive. As of December 31, 2025 Individual Consolidated Up to 7 days Up to 15 days Up to 30 days Up to 7 days Up to 15 days Up to 30 days Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Cash flow to be received (assets) and income 2,933,007 1,478,146 1,323,245 2,931,749 1,478,146 1,323,245 Cash flow payable (liabilities) and expenses 2,595,355 1,585,737 1,997,139 2,577,161 1,585,737 1,997,139 Mismatch 337,652 (107,591) (673,894) 354,588 (107,591) (673,894) Mismatch subject to limits (443,833) (426,897) Limits: 1 time capital 4,719,697 4,839,639 Available margin 4,275,864 4,412,742 % Used 9% 9 % Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 211

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued As of December 31, 2024 Individual Consolidated Up to 7 days Up to 15 days Up to 30 days Up to 7 days Up to 15 days Up to 30 days Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Ch$mn Cash flow to be received (assets) and income 2,471,457 1,642,561 1,834,873 2,468,737 1,642,561 1,834,873 Cash flow payable (liabilities) and expenses 2,127,447 2,481,618 2,058,265 2,111,033 2,481,618 2,058,265 Mismatch 344,010 (839,057) (223,392) 357,704 (839,057) (223,392) Mismatch subject to limits (718,439) (704,745) Limits: 1 time capital 4,292,440 4,396,833 Available margin 3,574,001 3,692,088 % Used 17% 16 % ii. Composition of funding sources The main sources of third-party funding are as follows: Main sources of funding As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Deposits and other demand liabilities 14,075,590 14,260,609 Time deposits and other term equivalents 16,493,783 17,098,625 Interbank borrowing 3,434,237 4,337,947 Debt and regulatory capital instruments issued 10,277,061 10,737,354 Total 44,280,671 46,434,535 The Chilean Central Bank has statutory powers allowing it to demand banks to hold reserves of up to 40% on average for demand deposits and up to 20% for time deposits to implement monetary measures. Furthermore, as the aggregate amount of demand deposits exceeds 2.5 times the bank's regulatory capital, the bank must maintain a 100% 'technical reserve' against them in bonds and Central Bank's notes. As of December 31, 2025 and 2024, the Central Bank required the Bank to maintain a technical reserve of Ch$0 for both periods. The volume and composition of liquid assets are presented in item 2 above. The liquidity coverage ratio is presented in item 3 above. 6. Maturity analysis of financial liabilities The remaining contractual maturities of financial liabilities are provided in Note 45. The liquidity management inherent in derivative and non-derivative financial liabilities is managed through various levers that enable this risk to be kept in line with the profile defined by the Bank while at the same time making efficient use of available liquidity. To this end, a high level of liquid assets is maintained, and the level of expected short-term income and expenditure is monitored daily, thus avoiding high concentrations of maturities. On the other hand, a very diversified funding matrix is maintained, both across product types and customer types. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 212

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued OPERATIONAL RISK Operational risk is defined as the risk of loss due to defects or failures of internal processes, employees and systems or external events. It covers risk categories such as operational incidents, cloud computing, cyber security, business continuity, and outsourced services, both and strategic and non-strategic. Operational risk is generated in all business and support areas and is inherent to all products, activities, processes and systems. For this reason, all employees are responsible for managing and controlling the operational risks generated by their activities. Our operational risk control and management model is based on a continuous process of identifying, assessing and mitigating risk sources, whether or not they have materialized, ensuring that risk management priorities are properly established. Operational risk management The operational risk model regulates the necessary elements for adequate management and control of operational risk, aligned with compliance with advanced regulatory standards and best management practices, and includes the following phases: • strategy and planning; • identification, assessment and monitoring of risks and internal controls; • implementation and monitoring of mitigation measures; • availability of information, adequate reporting and escalation of relevant issues. The main operational risk tools used are: • Internal events database. Recording operational risk events with financial impact (all losses are recorded, regardless of their amount) or non-financial impact (such as the regulatory impact on customers and/or services). This information: - allows root-cause analysis; - raises awareness of risks; - enables the escalation of relevant operational risk events to the senior management of the Risk Division with maximum immediacy; - facilitates regulatory reporting; • Self-assessment of operational risks and controls. A qualitative process that assesses the main operational risks related to each function, the state of the control environment and their assignment to the different functions within the Bank, using the judgment and experience of a panel of experts from each function. The objective is to identify and assess material operational risks that could prevent business or support units from achieving their objectives. Once the risks and the internal controls that mitigate them have been assessed, mitigating measures are identified if risk levels are above tolerable. This process integrates specific operational risk reviews that allow for comprehensive and widespread identification of risks, especially technological risks, fraud, supplier risks and factors that could lead to other operational risks and specific regulatory non- compliance. • External events database. This involves quantitative and qualitative information of external operational risk events. The database allows for a detailed and structured analysis of relevant events in the sector, comparing the loss profile and the proper preparation of self-assessment exercises and scenario analysis. • Analysis of operational risk scenarios. Its objective is to identify events with an extremely low probability of occurrence that could generate significant losses for the Bank and establish appropriate mitigation measures through the assessment and expert opinion of the business lines and risk managers. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 213

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued • A statement establishing the Bank's commitment to controlling and limiting non-financial risk events that lead to or could lead to financial losses; fraud events; operational and technological incidents; legal and regulatory breaches; conduct issues, or reputational damage. Although a certain volume of losses is expected, unexpected high-severity losses due to a failure of controls are not acceptable. • Internal audit, external audit and regulators' recommendations. They provide relevant independent information on inherent and residual risk and identify areas for improvement in controls and processes. • Capital model. This is a model that captures the Bank's risk profile, based primarily on information gathered from the internal loss database, external data and scenarios. The main application of the model is to determine the economic capital for operational risk and the estimation of expected and stressed losses, which are used in the operational risk appetite. • Other specific tools to further analyze and manage operational risks include assessing new products and services, managing business continuity plans, and updating the operational risk program's perimeter and quality review processes. The Bank's operational risk management and reporting system support programs and tools focusing on governance, risk and compliance. It provides information for management and reporting and helps improve decision-making in operational risk management by consolidating information, simplifying the process, and avoiding duplication. Operational continuity plan Digital transformation is revolutionizing the way banks operate, presenting new business opportunities while also giving rise to a wide range of emerging risks, such as technology risks, cyber risks and an increasing reliance on suppliers, which increases exposure to events that may affect the delivery of services to our customers. The Bank is highly committed to ensuring robust control of the environment as determined by the best industry standards. This seeks to strengthen our operational resilience to potentially disruptive events, thereby ensuring adequate service delivery to our customers and system stability. One of the main pillars is a business continuity management system aimed at ensuring the continuity of business processes in the event of a disaster or major incident. This process identifies the potential impacts that threaten the entity, supplying the correct protocols and governance to ensure an effective response capability. Its main objectives are: • To protect the integrity of people in a contingency situation. • To ensure that core functions are performed, and the impact on service delivery to our customers is minimized in contingency events. • To meet the Bank's obligations to its employees, customers, shareholders and other stakeholders. • To comply with regulatory obligations and requirements. • To minimize the entity's potential financial losses and impact on the business. • To protect the brand image, credibility and trust in the entity. • To reduce operational effects by providing effective procedures, priorities, and strategies for recovering and restoring business operations following a contingency. • To contribute to stabilizing the financial system. The pandemic challenged the business continuity planning frameworks and strategies. While some protocols had to be adapted, this crisis demonstrated that the Bank has a robust Business Continuity Management system. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 214

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Relevant mitigation measures The Bank implements and monitors mitigation measures related to the main sources of risk through internal operation risk management tools and other external sources of information. Business transformation and digitalization bring new risks and threats, such as increased payment fraud and origination (credit) fraud. We improved control mechanisms and designed new products to mitigate these risks. Strong authentication processes in the customer enrollment process and the reinforcement of anti-fraud alerts in origination are increasingly widespread resources to mitigate the risk of fraud. In the case of cards, the use of chip and PIN cards in shops and ATMs, two-step authentication with one-time passwords (dynamic verification passwords), reinforced security at ATMs through the incorporation of physical protection and anti-skimming elements, as well as improvements in the logical security of these devices. In the case of Internet banking, verification of online banking transactions with a second security factor of one-time passwords, implementation of specific protection measures for mobile banking, such as identification and registration of customer devices, monitoring of the security of the e-banking platform to prevent attacks on the systems, among others. Cybersecurity Cybersecurity threats are expected to increase. The financial sector is expected to be one of the main targets. With the increased reliance on digital systems, cybersecurity is one of the main non-financial business risks. Therefore, our goal is to make the Bank a cyber-resilient organization that can quickly resist, detect, and respond to cyber-attacks by constantly evolving and improving its defenses. In this area, the Bank continues to develop its control and monitoring framework in line with the best international practices. Outsourcing of services In order to be consistent with our digitization strategy, the Bank aspires to present its customers with the best solutions and products on the market. This implies increasing services provided by third parties and the intensive use of new technologies such as cloud services. In addition, due to increasing cyber risks and regulatory requirements, we have updated and strengthened the supplier management framework, internal control framework and risk culture to ensure that risks associated with third-party procurement are properly assessed and managed. The Bank has identified the suppliers that could present a higher level of exposure to our operations and the services provided to our customers. Accordingly, it has reinforced the monitoring of these suppliers to ensure that: • They have an appropriate control environment, depending on the level of risk of their service. • Business continuity plans are in place to ensure service delivery in case of disruptive events. • They have controls to protect sensitive information processed during the delivery of their services. • Contracts and agreements with third parties include the necessary clauses to protect the interests of the Bank and our clients, while at the same time covering existing legal obligations. • There are exit strategies, including service reversion or migration plans, in the case of services with a strong impact on business continuity and high replacement complexity. Insurance To address operational risk and other risk types generated by the Bank's own operations, insurance has been procured for property damage, general civil liability, fraud, expenses arising from cybersecurity breaches, and third-party claims against executives, among others. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 215

NOTE 47 - RISK MANAGEMENT AND REPORTING, continued Exposure to net loss, gross loss and gross loss recovery due to operational risk event As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn Gross loss and expenses for operational risk events in the period Internal fraud 1,115 3,153 External fraud 41,496 33,786 Labor practices and business security 4,381 7,129 Clients, products and business practices 572 809 Damage to physical assets 296 347 Business interruption and system failures 280 290 Execution, delivery and process management 7,125 6,505 Subtotal 55,265 52,019 Expense recoveries for operational risk events in the period Internal fraud (657) (1,720) External fraud (7,025) (27,586) Labor practices and business security (922) (2,160) Clients, products and business practices (481) (250) Damage to physical assets (1) (2) Business interruption and system failures (6) (112) Execution, delivery and process management (5,003) (1,555) Subtotal (14,095) (33,385) Net loss from operational risk events 41,170 18,634 Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 216

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS General Information The Bank provides information on the objectives, policies, and processes for managing capital and regulatory capital, respectively, in accordance with paragraphs 134–136 of IAS 1. Capital Description The Conceptual Framework establishes a concept of Financial Capital and one of Physical Capital. In this regard, the Bank applies the concept of Financial Capital, which translates into the consideration of invested money or invested purchasing power; capital is synonymous with the entity’s net assets or equity. The definition of regulatory capital was changed in December 2021, and is now defined as follows: • Paid-in capital from subscribed and paid common shares of the Bank; • Premium paid for instruments included in this component of capital; • Reserves, whether from earnings or not, from depreciation of perpetual bonds and expiry of perpetual bonds; • Items under “other accumulated comprehensive income”; • Retained earnings from prior periods, profit (loss) for the year, net of provisions for minimum dividends, revaluation of perpetual bonds, and payment of interest and/or dividends on regulatory capital financial instruments issued; • Non-controlling interest as indicated in the CASB. Objectives The Bank’s main objectives in Capital Management include: • Meeting internal capital and capital adequacy goals; • Complying with regulatory requirements; • Aligning the Bank’s strategic plan with the capital expectations of external stakeholders (rating agencies, shareholders and investors, clients, supervisors, etc.); • Supporting business growth and any strategic opportunities that may arise. Policies The Bank has an Asset and Liability Committee (ALCO), which is responsible for supervising, authorizing, establishing policies, and evaluating all aspects related to capital and solvency. The Board of Directors has delegated to ALCO the oversight and assessment of capital levels and returns consistent with the Bank’s strategy. The Integral Risk Committee (IRC) monitors and is responsible for the primary and secondary metric limits based on the risk appetite. Additionally, the Bank has developed the necessary policies to support the management and fulfillment of capital management strategies and objectives, including: - Capital Adequacy Policy; - Capital Planning Policy; - Policy for Managing Capital Deterioration Situations; - Capital Monitoring Policy; - Dividend Policy and Basel III Implementation. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 217

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Capital Management Processes Capital is managed in accordance with the risk environment, Chile’s economic performance, and the economic cycle. The relevant Committee may adjust our current capital policies to address changes in the aforementioned risk environment. Capital management is based on a Capital Framework aimed at ensuring that the level, structure, and composition of capital are adequate at all times, considering the Bank's risk profile and various scenarios. This framework ensures compliance with both minimum regulatory requirements and the Bank’s risk appetite and Recovery Plan, aligning with the interests of all stakeholders and supporting the growth strategy defined by the Bank. The capital model defines the functional and governance aspects related to capital planning, budget execution and monitoring, capital adequacy analysis, capital measurement, and capital-related reporting and disclosure. This model covers the main capital management activities: 1. Setting solvency and capital contribution targets aligned with minimum regulatory requirements and internal policies, to ensure a solid capital level consistent with the Bank's risk profile, and efficient use of capital to maximize shareholder value. 2. Developing a capital plan to meet these objectives in line with the strategic plan. 3. Assessing capital adequacy to ensure the capital plan aligns with the Bank’s risk profile and risk appetite (including stress scenarios). 4. Developing the capital budget as part of the Bank’s budgeting process. 5. Monitoring and controlling budget execution and developing action plans to correct any deviations from the budget. 6. Calculating capital metrics. 7. Preparing internal capital reports, as well as reports for supervisory authorities and the market. Compliance with Capital Management Objectives The Bank continuously evaluates its risk-return ratios through its core capital, effective equity, economic capital, and return on capital. Regarding capital adequacy, the Bank conducts its internal process based on the FMC standards in effect since December 1, 2021 (Basel III). Economic capital refers to the capital required to support all the risk arising from business activities at a given level of solvency. The monitoring and tracking of metrics and their limits are carried out by the ALCO, which also evaluates on a monthly basis the Bank’s capital levels and risk appetite, in addition to overseeing the solvency ratio “Regulatory Capital / Risk-Weighted Assets,” which, as of December 1, 2025, is monitored under both Phased-in and Fully Loaded levels, with the latter reflecting capital requirements at 100% implementation. Quantitative Data on Capital Management The Bank primarily manages its capital by increasing its effective equity through the accumulation of earnings. This approach enables it to maintain a minimum regulatory capital-to-risk-weighted-assets ratio of 16.89%, which is 4.26% percentage points above the required minimum External Requirements Minimum Required Capital According to the General Banking Law, as amended by Law 21,130, a bank must maintain a minimum of UF 800,000 (approximately Ch$31,782 million or US$35 million as of December 31, 2025) in paid-in capital and reserves, calculated in accordance with FMC regulations. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 218

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Capital regulatory framework and updates According to the new General Banking Law (as updated by Law 21,130), the minimum capital requirements have increased both in amount and quality. The total regulatory capital remains at 8% of risk-weighted assets, but now includes credit, market, and operational risks. The minimum Tier 1 capital requirement has increased from 4.5% to 6% of risk-weighted assets, of which up to 1.5% can consist of Additional Tier 1 (AT1) capital—such as preferred shares or perpetual bonds, which may be convertible into common shares. Tier 2 capital is now set at 2% of risk-weighted assets. Chapter 21-1 of the UCBR defines the components of regulatory equity. Additional capital requirements are incorporated through a capital conservation buffer of 2.5% of risk-weighted assets (UCBR 21-12). Furthermore, the Central Bank, subject to prior agreement with the FMC, may establish an additional countercyclical buffer of up to 2.5% of risk-weighted assets, in accordance with FMC regulations (UCBR 21-12). Both buffers must be composed of Common Equity Tier 1 capital. In addition, the FMC has been authorized—subject to the favorable agreement of the Board of the Central Bank of Chile to define, through regulation, new methodologies for calculating risk-weighted assets for credit risk (UCBR 21-6), market risk (UCBR 21-7), and operational risk (UCBR 21-8); the conditions for issuing hybrid AT1 instruments; the determination of capital charges for domestic systemically important banks; prudential deductions from regulatory capital; and to require additional measures, including higher capital, for banks that exhibit deficiencies in the supervisory capital assessment process (Pillar II). Pillar II aims to ensure that banks maintain a level of capital consistent with their risk profile and to promote the development and use of sound risk monitoring and management processes. To this end, banks are responsible for developing an internal capital adequacy assessment process, and supervisors must review banks’ strategies and internal assessments and intervene at an early stage if they are not satisfied with the outcome of this process. Supervisors may require additional capital above the minimum required to ensure a sufficient level to withstand risks, particularly during adverse credit cycles The result was a simplified report with the conclusions of the self-assessment process, which in its first version in 2021 only included credit risk, in 2022 included Pillar I risks, and in 2023 the full report was required. On April 11, 2025, the FMC issued Exempt Resolution No. 3,612 applying additional capital requirements under Pillar II, in which the commission's board resolved to apply capital requirements of 0.25%, which the Bank must comply with 50% by June 2025, which was duly complied with by the Bank. According to the General Banking Law, banks must maintain a regulatory capital of at least 8% of risk-weighted assets, net of required credit losses, and a requirement for paid-in capital and reserves ("core capital") of at least 3% of total assets, also net of credit losses. Regulatory capital is defined as the aggregate of: • The bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches, or core capital; • Perpetual bonds and preferred shares referred to in Article 55 bis of the GBL, issued by the bank and valued at the issuance price, up to one-third of its core capital; • Subordinated bonds, valued at their issuance price, with a 20% annual reduction starting six years before maturity, up to 50% of its core capital; and • Additional provisions for credit losses, up to 1.25% of credit risk-weighted assets. On April 1, 2025, the FMC announced the annual classification of systemically important banks and established corresponding requirements. In this announcement, the Commission’s board approved Resolution No. 3,143, which maintains the classification for another year, thereby sustaining the requirement for an additional 1.5% core capital charge for the Bank. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 219

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued On April 14, 2025, the FMC reported on the application of the Pillar II capital requirement. The announcement states that the Board approved Resolution No. 3,612 regarding this application. The additional capital requirement is 0.25 percent, of which 50 percent must be applied no later than June 30, 2025. The Board of the Central Bank of Chile, at its Financial Policy Meeting (FPM) held on November 19, 2024, agreed to maintain the Countercyclical Capital Buffer (CCyB) at 0.5% of risk-weighted assets, which had been activated on May 24, 2023, as a precautionary measure in response to external financial uncertainty. This requirement remains unchanged as of December 2025. Compliance with external requirements Regulatory capital and core capital are calculated based on the Consolidated Financial Statements prepared in accordance with the CASB issued by the FMC. As a result of the merger between two predecessor institutions with a significant market share in the Chilean financial market, our current minimum regulatory requirement consists of a minimum regulatory capital-to-risk-weighted assets ratio of 12.63%, As of the reporting date, the Bank maintains a regulatory capital-to-risk-weighted assets ratio of del 16.89%. Period-to-period changes Schedule of changes to minimum capital requirements: December 31, 2025 December 1, 2024% % Requirements Pillar II charge 0.13% –% Systemic Charge 1.50% 1.13% Counter-cyclical Capital buffer 0.50% 0.50% Capital Conservation 2.50% 2.50% Tier T2 2.00% 2.00% AT1 1.50% 1.50% CET1 4.50% 4.50% Total 12.63% 12.13% On December 1, 2025, the regulatory adjustments and exclusions of RAN 21-1 change from 65% to 100% deduction according to transitional provisions, thus ending the gradual implementation process of Basel III. Other Announcements and Statements Pillar III promotes market discipline and financial transparency through the disclosure of meaningful and timely information. This enables users to better understand the risk profile and capital structure of local banking institutions, thereby reducing information asymmetries. On July 8, 2025, the FMC published Circular No. 2,365 - Adjustments to Chapter 21-13 of the UCBR for the determination of additional regulatory capital requirements for banking entities, as a result of the supervisory process known as Pillar II of Basel III. The new regulatory adjustments published introduce improvements to Chapter 21-13 of the UCBR , with the objective of facilitating the supervisory process and clarifying some aspects of the capital evaluation process. The adjustments will be incorporated partially, with an initial application starting with the reports reported in December 2025 and will finalize in the review of the ICAAP, which will be delivered in April 2027. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 220

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Total assets, risk-weighted assets and components of regulatory capital Item No Total assets, risk-weighted assets and components of regulatory capital under Basel III Comprehensive consolidated results As of December 31, 2025 As of December 31, 2024 Ch$mn Ch$mn 1 Total assets according to the statement of financial position 68,094,956 68,458,932 2 Investment in unconsolidated subsidiaries a - - 3 Assets discounted from regulatory capital, other that item 2 b 11,233,907 13,243,643 4 Credit equivalents c 4,639,857 3,402,423 5 Contingent loans d 2,804,045 2,836,980 6 Assets arising from the intermediation of financial instruments e 83,086 18,622 7 = (1-2-3+4+5-6) Total assets for regulatory purposes 64,221,865 61,436,070 8.a Credit risk-weighted assets, estimated according to standardized methodology (CRWAs) f 29,551,588 29,921,944 8.b Credit risk-weighted assets, estimated according to internal methodologies (CRWAs) f - - 9 Market risk-weighted assets (MRWAs) g 7,143,966 5,967,201 10 Operational risk-weighted assets (ORWAs) h 5,019,913 4,923,679 11.a =(8.a/8.b+9+10) Risk Weighted Assets (RWAs) 41,715,467 40,812,824 11.b = (8.a/8.b+9+10) Risk-weighted assets, after application of the output floor (RWAS) 41,715,467 40,812,824 12 Shareholders' equity 4,719,697 4,292,440 13 Non-controlling interest i 119,942 104,394 14 Goodwill j - - 15 Excess of minority investments k - - 16 = (12+13-14-15) Common equity tier 1 (CET1) equivalent 4,839,639 4,396,834 17 Additional deductions to Common Equity Tier 1, other than item 2 l 237,716 128,425 18 = (16-17-2) Common Equity Tier 1 (CET1) 4,601,923 4,268,409 19 Voluntary (additional) provisions allocated as Additional Tier 1 capital (AT1) m - - 20 Subordinated bonds imputed as Additional Tier 1 capital (AT1) m - - 21 Preferred shares imputed to Additional Tier 1 capital (AT1) - - 22 Perpetual Bonds imputed to Additional Tier 1 capital (AT1) 629,468 693,382 23 Discounts applied to AT1 l - - 24 = (19+20+21+22-23) Additional Tier 1 capital (AT1) 629,468 693,382 25 = (18+24) Tier 1 capital 5,231,391 4,961,791 26 Voluntary (additional) provisions imputed as Tier 2 capital (T2) n 179,098 293,000 27 Subordinated bonds imputed as Tier 2 capital (T2) n 1,636,832 1,706,525 28 = (26+27) Equivalent Tier 2 capital (T2) 1,815,930 1,999,525 29 Discounts applied to T2 l - - 30 = (28-29) Tier 2 capital (T2) 1,815,930 1,999,525 31 = (25+30) Regulatory capital 7,047,321 6,961,316 32 Additional core capital required to build up the conservation buffer p 1,042,887 1,020,321 33 Additional core capital required for the constitution of the cyclical buffer q 208,577 204,064 34 Additional core capital required for systemically rated banks r 625,732 459,144 35 Additional capital required for the assessment of the adequacy of regulatory capital (Pillar II) s 52,144 - Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 221

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. Refers to the value of investments in subsidiaries that are not consolidated. This applies only under local consolidation when the bank has foreign subsidiaries, with their value fully deducted from assets and CET1. b. Refers to the value of asset items that are deducted from regulatory capital, in accordance with section (a) of Title No. 3 of Chapter 21-30 of the UCBR. c. Refers to credit equivalents of derivative instruments, as per section (b) of Title No. 3 of Chapter 21-30 of the UCBR. d. Refers to contingent exposures, as established in section (c) of Title No. 3 of Chapter 21-30 of the UCBR. e. Refers to assets related to the intermediation of financial instruments on the bank’s own behalf for third parties, which are within the bank’s consolidation perimeter, as outlined in section (d) of Title No. 3 of Chapter 21-30 of the UCBR. f. Refers to credit risk-weighted assets, estimated according to Chapter 21-6 of the UCBR. If the bank is not authorized to use internal methodologies, it must report field 8.b as zero and include 8.a in field 11.a. If it is authorized, 8.b should be added to 11.a. g. Refers to market risk-weighted assets, as estimated under Chapter 21-7 of the UCBR. h. Refers to operational risk-weighted assets, estimated under Chapter 21-8 of the UCBR. i. Refers to non-controlling interest, based on the level of consolidation, up to 20% of shareholders’ equity. j. Refers to assets classified as goodwill. k. Refers to asset balances from investments in non-core business entities not included in consolidation, in excess of 5% of owners’ equity. l.For CET1 and T2, banks must estimate the equivalent value for each capital level as well as the fully applied value according to Chapter 21-1 of the UCBR. The difference between the equivalent and fully applied value must be weighted by the discount factor in effect at the reporting date, as per the transitional provisions in Chapter 21-1 of the UCBR. For AT1, any applicable discounts are applied directly. m. Provisions and subordinated bonds assigned to Additional Tier 1 capital (AT1), as defined in Chapter 21-2 of the UCBR. n. Provisions and subordinated bonds assigned to the equivalent definition of Tier 2 capital (T2), as set out in Chapter 21-1 of the UCBR. o. In accordance with transitional provisions, starting December 1, 2022, solvency requirements are also applied at the local consolidated level. Data at this level should be reported in this column. Banks without foreign subsidiaries should not complete these fields. p. Refers to additional core capital (CET1) for the creation of the capital conservation buffer, as established in Chapter 21-12 of the UCBR. q. Refers to additional core capital (CET1) for the establishment of the countercyclical buffer, per Chapter 21-12 of the UCBR. r. Refers to additional core capital (CET1) for banks classified as systemically important, according to Chapter 21-11 of the UCBR. s. Refers to additional capital for assessing the adequacy of effective equity (Pillar II), in accordance with Chapter 21-13 of the UCBR. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 222

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued Solvency indicators and regulatory compliance indicators according to Basel III N° Item Solvency indicators and Basel III compliance indicators Consolidated results As of December 31, 2025 As of December 31, 2024 (in % with two decimals) (*) % % 1 Leverage indicator 7.17% 6.95% 1.a Leverage indicator to be met by the bank, considering the minimum requirements. a 3.00% 3.00% 2 Core capital indicator 11.03% 10.46% 2.a Indicator of core capital to be met by the bank, considering the minimum requirements. a 6.08% 5.63% 2.b Capital buffer deficit b –% –% 3 Tier 1 capital indicator 12.54% 12.16% 3.a Tier 1 capital indicator to be met by the bank, considering the minimum requirements. a 7.60% 7.13% 4 Regulatory capital indicators 16.89% 17.06% 4.a Regulatory capital indicator that the bank must meet, considering the minimum requirements. a 9.63% 9.13% 4.b Regulatory capital indicator to be met by the bank, considering the Article 35 bis charge, if applicable b –% –% 4.c Regulatory capital indicator to be met by the bank, considering minimum requirements, conservation buffer and countercyclical buffer c 12.63% 12.13% 5 Solvency rating d A A Compliance indicators for solvency 6 Voluntary (additional) provisions charged to Tier 2 capital (T2) concerning CRWAS e 0.61% 0.98% 7 Subordinated bonds imputed in Tier 2 capital (T2) relative to core capital. f 35.57% 39.98% 8 Additional Tier 1 capital (AT1) in relation to core capital g 13.68% 16.24% 9 Voluntary (additional) provisions and subordinated debentures that are imputed to Additional Tier 1 (AT1) capital concerning RWAs h –% –% Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 223

NOTE 48 - INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS, continued a. In the case of leverage, the minimum level is 3%, without prejudice to any additional requirements for systemically important banks that may be established in accordance with Chapter 21-30 of the UCBR. With respect to Common Equity Tier 1 (CET1), the Bank must consider a minimum requirement of 4.5% of risk-weighted assets (RWA). In addition, the Bank applies a systemic bank buffer of 1.5% and a Pillar II requirement of 0.08%. For Tier 1 capital, the Bank must consider a minimum requirement of 6%, plus a systemic bank buffer of 1.5% and a Pillar II requirement of 0.01%. Finally, at the level of regulatory capital, the Bank must consider a minimum requirement of 8% of RWA, plus a systemic bank buffer of 1.5% and a Pillar II requirement of 0.13%. b. Capital buffer shortfalls must be estimated in accordance with Chapter 21-12 of the UCBR. This value determines restrictions on dividend distributions if positive, as set forth in the aforementioned Chapter. In the case of regulatory capital, the capital conservation buffer of 2.5% and the countercyclical buffer of 0.5% must be added. c. If the Bank is subject to a regulatory capital requirement under Article 35 bis of the General Banking Law, it must report such amount in this cell in accordance with the applicable transitional provisions. d. This corresponds to the solvency classification as established in Article 61 of the General Banking Law. e. Limit of 1.25%; the Bank uses standardized methodologies (field T1_8.a) in the estimation of credit risk-weighted assets (RWA). f. Subordinated bonds recognized as Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the applicable deductions to these instruments under Chapter 21-1 of the UCBR. g. Additional Tier 1 (AT1) capital may not exceed one-third of Common Equity Tier 1 (CET1). h. Additional provisions and subordinated bonds could be temporarily recognized as AT1 capital up to November 2023, for up to 1% of RWA as from December 1, 2021. This amount decreased annually by 0.5% in accordance with the transitional provisions set forth in Chapter 21-2 of the UCBR. Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 224

NOTE 49 - SUBSEQUENT EVENTS Bond Issuances On January 8, 2026 (settlement date: January 15, 2026), a U.S. dollar-denominated bond was issued for an amount of USD 500,000,000, maturing on November 20, 2030, with a nominal rate of 4.55% (“coupon”) and an issuance yield of 4.558%, equivalent to a spread of 82 basis points over the 5-year U.S. Treasury bond. The bond was placed pursuant to Rule 144A and Regulation S under the U.S. Securities Act. On February 16, 2026, Series BA bonds (ticker: BSTDBA0225) were issued for a total amount of UF597,000, maturing on August 1, 2032. The average issue rate of these securities was 2.725%. On February 18, 2026, additional Series BA bonds (ticker: BSTDBA0225) were issued for a total amount of UF50,000, maturing on August 1, 2032. The average issue rate of these securities was 2.70%. Other In January 2026, the FMC reported that, as a result of the supervisory process that includes the assessment of each bank’s business model, its Board resolved, in the case of Banco Santander, to maintain the capital charge already in place since June 2025 at 0.13%, representing a decrease from the previous requirement of 0.25%. At the Bank’s Board meeting held on January 27, 2026, the release of additional provisions from the commercial loan portfolio was approved for an amount of Ch$18,000 million. On January 27, 2026, at an Extraordinary Shareholders’ Meeting of Banco Santander-Chile, it was agreed to accept the offer and terms of Getnet Payments, S.L. to Banco Santander-Chile and Santander Asesorías Financieras Limitada for the acquisition of 49.99% of the shares of the subsidiary Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. On February 2, 2026, Banco Santander Chile and Santander Asesorías Financieras Limitada executed the share purchase agreement under which they sold 49.98% and 0.01%, respectively, of the shares of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. to Getnet Payments, S.L. As a result of this transaction, Banco Santander Chile retains control of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A., holding 50.01% of the shares. The sale price amounted to Ch$68,000 million, generating a net impact on equity attributable to the Bank’s shareholders of Ch$26,116 million. Consolidated Financial Statements As of February 25, 2026, these Consolidated Financial Statements were approved by the Board of Directors. There are no other subsequent events that occurred between January 1, 2026, and the issuance date of these Consolidated Financial Statements (February 25, 2026) that need to be disclosed. JONATHAN COVARRUBIAS H. Chief Accounting Officer ANDRÉS TRAUTMANN BUC Chief Executive Officer Banco Santander-Chile and Affiliates NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As of December 31, 2025 and 2024 Consolidated Financial Statements December 2025 / Banco Santander-Chile 225

Consolidated Financial Statements December 2025 / Banco Santander-Chile 226